Itaú

Banco Itaú Holding Financeira S.A.

Management Discussion and Analysis and Complete Financial Statements

Fourth Quarter of 2007

Contents

The operations of FAI – Financeira Americanas Itaú are consolidated in the Itaucred segment in proportion to our 50% percentage holding in its capital.

The tables in this report show the figures in millions. Variations, however, are calculated in units

Future expectations arising from the reading of this analysis should take into consideration the risks and uncertainties that involve any activities and that are outside the control of the companies of the conglomerate (political and economic changes, volatility in interest and foreign exchange rates, technological changes, inflation, financial disintermediation, competitive pressures on products and prices, and changes in tax legislation).

Highlights - Managerial Criteria

R$ Million (except where indicated)

Statements of Income	4th Q/07	3rd Q/07	4th Q/06	2007	2006
Net Income - Parent Company	2,029	2,428	1,280	8,474	4,309
Recurring Net Income	1,789	1,569	1,628	7,179	6,195
Managerial Financial Margin (1)	5,298	4,825	4,747	20,356	16,958
Income per Share (R$)					
Consolidated Net Income per share (2)	0.85	1.01	0.56	3.53	1.89
Consolidated Recurring Net Income per share (2)	0.75	0.65	0.72	2.99	2.72
Number of Outstanding Shares - in thousands (3)	2,397,051	2,395,818	2,394,437	2,397,051	2,394,437
Book Value per share (2)	12.09	11.69	9.84	12.09	9.84
Dividends/JCP net of taxes (4) (R$ Million)	768	685	702	2,544	1,923
Dividends/JCP net of taxes (4) per share	0.32	0.29	0.29	1.06	0.82
Market Capitalization (5) (R$ Million)	110,888	110,747	92,270	110,888	92,270
Market Capitalization (5) (US$ Million)	62,602	60,224	43,157	62,602	43,157
Performance Ratios (%)					
Return on Average Equity - Annualized (6)	28.5%	35.6%	22.6%	32.1%	22.7%
Recurring Return on Average Equity Annualized (6)	25.1%	23.0%	28.8%	27.2%	32.6%
Return on Average Assets - Annualized (6)	2.7%	3.5%	2.5%	3.2%	2.4%
Recurring Return on Average Assets - Annualized (6)	2.4%	2.3%	3.1%	2.7%	3.4%
Solvency Ratio (BIS Ratio)	17.9%	15.3%	17.2%	17.9%	17.2%
Annualized Net Interest Margin (7)	11.1%	11.4%	12.7%	11.5%	13.3%
Nonperforming Loans Index (NPL)	4.4%	4.7%	5.3%	4.4%	5.3%
Provision for Loan Losses/Nonperforming Loans	157%	161%	168%	157%	168%
Efficiency Ratio	47.7%	47.1%	47.4%	46.2%	47.6%

Balance Sheet	Dec 31, 07		Sep 30, 07		Dec 31, 06	
Total Assets		294,876		298,484		209,691
Credit Operations	*115,548*		*103,832*		*84,148*	
Sureties, Endorsements and Guarantees	*12,041*	127,589	*10,239*	114,071	*9500*	93,648
Total Deposits		81,592		70,433		61,173
Stockholders' Equity of Parent Company		28,969		28,003		23,564
Relevant Data						
Assets Under Management (AUM)		217,377		205,342		179,808
Employees (Individuals)		65,089		63,743		59,921
Active Customers (Million)		13.4		13.4		12.9
Products/Customer (Units)		5.1		5.1		5.1
Branches (Units)		2,764		2,691		2,603
CSBs (Units)		764		759		780
Automated Teller Machines (Units)		23,739		23,424		23,096
Taií Stores		766		725		834
FIC Self Service Kiosks		315		321		-

(1) Described on page 5.
(2) Calculated considering the weighted average number of shares outstanding.
(3) The number of shares outstanding was adjusted to reflect the stock split that occurred in October 2007.
(4) JCP – Interest on own capital. Amounts paid/provisioned (Note 15 - bII to the Financial Statements).
(5) Calculated based on the average quotation of preferred shares on the last trading day in the period.
(6) Annualized Return was calculated by dividing Net Income of the parent company by the Average Stockholders' Equity of the parent company/Average Assets. The quotient of this division was multiplied by the number of periods of the year to derive the annualized index.
(7) Does not include Treasury.

Main Market Shares as of Dec/07

Asset Management	15.4%
Automobile Finance (**)	25.1%
CPMF Collections	15.6%
Credit Cards	22.3%
Deposits (*)	13.5%
Insurance Premiums (**)	11.2%
Private Pension Plans (**)	17.2%

(*) In September 2007.
(**) In November 2007.
Sources: Bacen, Susep, Anbid, Abel, Federal Revenue and Abecs.
Insurance Premiums include VGBL and health insurance.
Private Pension Plans include the balance of technical reserves.

Macroeconomic Indices

	Dec 31,07	Sep 30,07	Dec 31,06
EMBI Brazil Risk	233	164	195
CDI (In the Quarter)	2.6%	2.8%	3.1%
Exchange Rate (Var. in the Quarter)	-3.7%	-4.5%	-1.7%
Exchange Rate (Quotation in R$)	1.7713	1.8389	2.1380
IGP-M (In the Quarter)	3.5%	2.6%	1.5%
Savings (TR + 6% p.y.)	1.7%	1.8%	2.0%

The net income for the fourth quarter of 2007 includes certain non-recurring events, arising from (i) partial disposal of the shareholding in Bolsa de Mercadorias & Futuros (BM&F) (ii) partial disposal of shareholding in Bovespa Holding, and (iii) setting up of a provision for losses on economic plans implemented during the 1980s.

Disregarding the impacts of these events, the Bank's recurring net income for the last quarter of the year would total R$ 1,789 million, as shown in the table below.

R$ Million

	4th Q/07	3rd Q/07
Net Income	2,029	2,428
Noninterest Expenses	102	303
Amortization of goodwill (*)	29	63
Economic Plans	73	240
Non Operating Results	(475)	(1,552)
Redecard Transaction	-	(1,545)
Selling of interest in Serasa	-	(7)
Selling of BOVESPA shares	(248)	-
Selling of BM&F shares	(227)	-
Income Tax and Social Contribution	134	415
Tax effects on non-recurring effects	134	415
Minority Interests	(1)	(24)
Amortization of goodwill (*)	(1)	(24)
Non Recurring Effects	(241)	(859)
Recurring Net Income	1,789	1,569

(*) Refers to the goodwill on the acquisition of shares of BPI in the third quarter and on the Delle Holding acquisition in the fourth quarter of 2007.

Managerial Statement of Income

The Management Discussion and Analysis Report is based on the Managerial Statement of Income, which arises from reclassifications made in the accounting statement of income. Details of such reclassifications can be found in the reports from June 2005 to March 2006. The table below shows the determination of managerial financial margin for the management of foreign exchange risk of investments abroad. It should be noted that in the fourth quarter of 2007, the real appreciated 3.7% against the dollar, while in the third quarter it appreciated by 4.5%. The real appreciated 0.6% against the euro and depreciated 0.6% in the previous quarter.

Managerial Financial Margin from Management of Foreign Exchange Risk on the Investments Abroad

R$ Million

	4th Quarter/07				3rd Quarter/07			
	Initial Balance	Result Gross of Taxes	Tax Effects	Result Net of Taxes	Initial Balance	Result Gross of Taxes	Tax Effects	Result Net of Taxes
Capital Investments Abroad (A)	8,546				8,633			
Exchange Variation on Investments Abroad (B)		(252)		(252)		(323)		(323)
Effect of exchange risk management of investments abroad (C) = (D) + (E)		653	(148)	505		766	(190)	576
Assets Position in DI (D)	8,546	254		254	8,633	253		253
Liabilities Position in Foreign Currency (E)	(13,580)	400	(148)	252	(13,718)	513	(190)	323
Managerial Financial Margin of Exchange Risk of Investments Abroad (F) = (B) + (C)		402	(148)	254		443	(190)	253

(circled) Hedging impact neutralizing the exchange rate volatility.

Managerial Statement of Income

Managerial Adjustments Made:

Adjustment 1: Exclusion of Distribution of Exchange Variation from Investments Abroad.

Adjustment 2: Tax Effect of Hedge of Investments Abroad.

R$ Million

4th Quarter/07	Banco Itaú Holding				
	Accounting	Non-reccuring effects	Managerial Adjustments		Managerial
			Adjustment 1	Adjustment 2	
Managerial Financial Margin	5,424	-	21	(148)	5,298
• Banking Operations	4,731	-	-	-	4,731
• Treasury	313	-	-	-	313
• Management of Foreign Exchange Risk from Investments Abroad	381	-	21	(148)	254
Result from Loan Losses	(1,294)	-	(1)	-	(1,295)
Provision for Loan and Lease Losses	(1,564)	-	(1)	-	(1,565)
Recovery of Credits Written Off as Losses	270	-	-	-	270
Net Result from Financial Operations	4,130	-	20	(148)	4,002
Other Operating Income/(Expenses)	(1,195)	102	6	19	(1,068)
Banking Service Fees	2,674	-	(1)	-	2,673
Result from Op. of Insurance, Pension Plans and Capitalization	308	-	-	-	308
Non-interest Expenses	(3,847)	102	3	-	(3,742)
Tax Expenses for ISS, PIS and Cofins	(604)	-	1	19	(585)
Equity in the Earnings of Associated Companies	131	-	4	-	134
Other Operating Income	144	-	-	-	144
Operating Income	2,935	102	27	(130)	2,935
Non-operating Income	460	(475)	1	-	(15)
Income before Tax and Profit Sharing	3,396	(374)	28	(130)	2,920
Income Tax and Social Contribution	(1,143)	134	(1)	130	(880)
Profit Sharing	(190)	-	-	-	(190)
Minority Interests	(34)	(1)	(26)	-	(61)
Net Income	2,029	(241)	-	-	1,789

Reconciliation of the Managerial Financial Margin from Management of Foreign Exchange Risk on the Investments Abroad (table on the previous page): R$ 381 million + R$ 21 million (Adjustment 1) = R$ 402 million.

R$ Million

3rd Quarter/07	Banco Itaú Holding				
	Accounting	Non-reccuring effects	Managerial Adjustments		Managerial
			Adjustment 1	Adjustment 2	
Managerial Financial Margin	4,989	-	26	(190)	4,825
• Banking Operations	4,635	-	-	-	4,635
• Treasury	(64)	-	-	-	(64)
• Management of Foreign Exchange Risk from Investments Abroad	417	-	26	(190)	253
Result from Loan Losses	(1,326)	-	(4)	-	(1,330)
Provision for Loan and Lease Losses	(1,627)	-	(4)	-	(1,631)
Recovery of Credits Written Off as Losses	301	-	-	-	301
Net Result from Financial Operations	3,663	-	22	(190)	3,495
Other Operating Income/(Expenses)	(1,253)	303	7	29	(914)
Banking Service Fees	2,531	-	(1)	-	2,529
Result from Op. of Insurance, Pension Plans and Capitalization	310	-	0	-	310
Non-interest Expenses	(3,754)	303	4	-	(3,447)
Tax Expenses for ISS, PIS and Cofins	(496)	-	(0)	29	(467)
Equity in the Earnings of Associated Companies	40	-	(4)	-	36
Other Operating Income	117	-	9	-	125
Operating Income	2,410	303	29	(161)	2,580
Non-operating Income	1,542	(1,552)	1	-	(9)
Income before Tax and Profit Sharing	3,952	(1,249)	30	(161)	2,571
Income Tax and Social Contribution	(1,274)	415	(1)	161	(700)
Profit Sharing	(259)	-	-	-	(259)
Minority Interests	9	(24)	(29)	-	(44)
Net Income	2,428	(859)	-	-	1,569

Reconciliation of the Managerial Financial Margin from Management of Foreign Exchange Risk on the Investments Abroad (table on the previous page): R$ 417 million + R$ 26 million (Adjustment 1) = R$ 443 million.

Executive Summary

Fourth Quarter of 2007

Net Income and Annualized Return on Average Equity



4Q/05 1Q/06 2Q/06 3Q/06 4Q/06 1Q/07 2Q/07 3Q/07 4Q/07
Recurring ROE Annualized (%)
Recurring Net Income (R$ Million)
Net Income and ROE

In the fourth quarter of 2007, the consolidated net income reached R$ 2,029 million. During the period, consolidated recurring net income amounted to R$ 1,789 million, a 14.0% increase compared to the prior quarter. The parent company stockholders' equity totaled R$ 28,969 million at the end of 2007, bringing the annualized recurring return on average net equity to 25.1% in the fourth quarter of the year.

Credit Operations (*)



R$ Billion
Foreign Currency
Local Currency

(*) Includes endorsements and sureties.

R$ Million

	Dec 31,07	Sep 30,07	Dec 31,06	Variation (%) Dec/07-Sep/07	Variation (%) Dec/07-Dec/06
Individuals	54,416	49,174	40,358	10.7%	34.8%
Credit Card	10,925	9,466	9,188	15.4%	18.9%
Personal Loans	13,881	14,149	13,156	-1.9%	5.5%
Vehicles	29,611	25,558	18,014	15.9%	64.4%
Businesses	57,524	50,880	46,552	13.1%	23.6%
Corporate	35,755	31,247	30,312	14.4%	18.0%
Small and middle market	21,769	19,633	16,240	11.0%	34.0%
Directed Loans	6,335	5,853	5,896	8.2%	7.4%
Rural Loans	3,654	3,390	3,478	7.8%	5.1%
Mortgage Loans	2,682	2,463	2,419	8.9%	10.9%
Argentina/Chile/Uruguay	9,314	8,164	842	14.1%	1006.4%
Total	127,589	114,071	93,648	11.9%	36.2%

Note: Includes BkB Chile and Uruguay operations as from Mar/07.

The loan and financing portfolio significantly increased during the fourth quarter of 2007. At December 31, 2007, the balance of credit transactions, including sureties and endorsements, totaled R$ 127,589 million, or an 11.9% increase from the prior quarter. When compared to the prior year – excluding the Chilean and Uruguayan operations, which were consolidated only in 2007 – the portfolio increase reached 27.6%. Vehicle financing transactions maintained a strong expansion pace, with a 15.9% increase from the prior quarter, representing 64.4% growth in the year. Credit card transactions also recorded an impressive 15.4% increase in the quarter. As to credit to companies, the expansion in transactions with both large entities and loans and financing to micro, small and mid-sized companies was significant. Loans to micro, small and mid-sized companies grew by 34.0% in one year. Credit transactions with companies carried out by our foreign units (Argentina, Chile and Uruguay) maintained the strong growth pace in the businesses market.

Managerial Financial Margin



R$ Million
4Q/05 1Q/06 2Q/06 3Q/06 4Q/06 1Q/07 2Q/07 3Q/07 4Q/07
Banking Operations
Treasury
Management of Foreign Exchange Risk from Investments Abroad

The significant expansion in the volume of loan and financing transactions once more had a positive impact on the financial margin of banking transactions, which grew 2.1% quarter-on-quarter. During the period, the financial margin of treasury transactions amounted to R$ 313 million. The financial margin of exchange risk management of investments abroad reached R$ 254 million and remained almost flat compared to the prior period. The maintenance of this margin is associated with a capital increase of R$ 959 million in investments abroad.

NIM x Selic



NIM
Selic

Results from Loan Losses

R$ Million

	4th Q/07	3rd Q/07
Provision for Loan Losses	(1,565)	(1,631)
Recovery of Credits Written Off	270	301
Total	(1,295)	(1,330)

In the fourth quarter of 2007, the expense for provision for doubtful loans declined by 4.1% compared to the prior quarter. This reduction primarily arises from the lower general provisions recorded, which in turn relates to the improved credit quality of the new loans extended. Also in the period, the recovery of credits previously written-off as losses amounted to R$ 270 million. The credit portfolio performance indicators continued to improve in the fourth quarter. Once again, the nonperforming loan ratio declined quarter-on-quarter, primarily driven by the improved risk on transactions with individuals.

NPL Ratio(*) - Individuals x Businesses (%)


8.1%
7.8%
7.5%
7.3%
6.9%
5.3%
5.0%
5.1%
4.7%
4.4%
2.2%
2.1%
2.3%
1.7%
1.6%
Dec/06
Mar/07
Jun/07
Sep/07
Dec/07
Total
Individuals
Businesses

(*) Nonperforming Loans: Loan transactions overdue more than 60 days.

Banking Service Fees

R$ Million


4Q/07
3Q/07
2Q/07
1Q/07
4Q/06
3Q/06
2Q/06
1Q/06
4Q/05
2,673
2,550
2,454

The continuing expansion in the credit portfolio has ensured the consistent increase in revenues from credit transactions and guarantees provided. Similarly, the enhanced investment banking activities drove a significant improvement in brokerage and consultancy fees earned. On the other hand, fund management revenues declined, as a result of several factors: the lower number of business days in the period compared to the prior quarter, the maintenance of funds in current accounts in anticipation of the elimination of the CPMF tax, lower current account service revenues due to reduced tariffs, and collection service revenues.

Non-Interest Expenses

R$ Million


2,909
2,779
2,949
3,246
3,371
3,200
3,524
3,447
3,742
4Q/05
1Q/06
2Q/06
3Q/06
4Q/06
1Q/07
2Q/07
3Q/07
4Q/07

In the fourth quarter of 2007, 73 new units were added to the Bank's branch network, while 315 units were added to the ATM network. Also during the quarter, the number of employees totaled 65,089 , which represents 1,346 more employees than in the prior quarter. The continuing process of organic expansion of our operations has helped increasing non-interest expenses. However, non-interest expenses were also impacted by the higher level of operational activity usually seen in the last quarter of the year, which contributed to an 8.6% increase quarter-on-quarter. As a result, the efficiency ratio stood at 47.7% in the fourth quarter of 2007, in line with our strategic goals concerning productivity.

Efficiency Ratio (%) (*)


4Q/07
3Q/07
2Q/07
1Q/07
4Q/06
3Q/06
2Q/06
1Q/06
4Q/05
47.7%
47.4%
45.7%
50.1%

(*) The criteria for calculating the efficiency ratio are detailed on page 19.

Unrealized Profit/(Loss)

R$ Million


Dec/07
Sep/07
Jun/07
Mar/07
Dec/06
Sep/06
Jun/06
Mar/06
Dec/05
7,145
7,633
6,861
7,435
1,491
1,482
2,157
1,341
1,330
Parent Company
BPI Interest (Minority)

In the fourth quarter of 2007, unrealized net income/(loss) grew by R$ 197 million compared to the prior period, reaching R$ 7,633 million. On the one hand, we recorded R$ 1,414 corresponding to the market value of our shareholding in Bovespa and BM&F, which was partly offset by a R$ 1,155 reduction in the market value of Redecard, Serasa and Banco BPI, following the decline in the share prices on the stock exchanges. The balance of the provision in excess of the minimum required to cover possible loan losses remained unaltered, totaling R$ 2,150 million. It should be noted that this provision is not considered in the determination of unrealized net income/(loss).

Consolidated Pro Forma Balance Sheet

R$ Million

ASSETS	Dec 31,07	Sep 30,07	Dec 31,06	Variation Dec/07-Sep/07	%	Dec/07-Dec/06	%
Current and Long-Term Assets	**290,980**	**294,692**	**205,106**	**(3,712)**	**-1.3%**	**85,874**	**41.9%**
Cash and Cash Equivalents	4,288	4,681	3,391	(393)	-8.4%	897	26.4%
Short Term Interbank Deposits	56,785	61,965	31,409	(5,180)	-8.4%	25,376	80.8%
Securities and Derivative Instruments	61,338	64,513	46,236	(3,176)	-4.9%	15,102	32.7%
Interbank and Interbranch Accounts	17,727	17,373	15,577	354	2.0%	2,150	13.8%
Loans, Leasing Operations and Other Credits	115,548	103,832	84,148	11,716	11.3%	31,400	37.3%
(Allowance for Loan Losses)	(7,926)	(7,842)	(7,431)	(84)	1.1%	(495)	6.7%
Other Assets	43,220	50,169	31,775	(6,949)	-13.9%	11,445	36.0%
Foreign Exchange Portfolio	18,770	25,400	12,872	(6,631)	-26.1%	5,898	45.8%
Others	24,450	24,769	18,903	(319)	-1.3%	5,547	29.3%
Permanent Assets	**3,896**	**3,792**	**4,585**	**105**	**2.8%**	**(689)**	**-15.0%**
Investments	1,260	1,197	2,010	63	5.3%	(751)	-37.3%
Fixed Assets	1,898	1,852	2,086	46	2.5%	(189)	-9.0%
Deferred Changes	739	743	489	(4)	-0.5%	250	51.2%
TOTAL ASSETS	**294,876**	**298,484**	**209,691**	**(3,607)**	**-1.2%**	**85,185**	**40.6%**

R$ Million

LIABILITIES	Dec 31,07	Sep 30,07	Dec 31,06	Variation Dec/07-Sep/07	%	Dec/07-Dec/06	%
Current and Long-Term Liabilities	**263,713**	**268,422**	**184,751**	**(4,709)**	**-1.8%**	**78,962**	**42.7%**
Deposits	81,592	70,433	61,173	11,160	15.8%	20,419	33.4%
Demand Deposits	28,134	20,121	19,097	8,013	39.8%	9,037	47.3%
Savings Accounts	27,990	25,715	22,912	2,275	8.8%	5,078	22.2%
Interbank Deposits	1,616	1,354	2,167	262	19.3%	(551)	-25.4%
Time Deposits	23,852	23,242	16,997	610	2.6%	6,856	40.3%
Funds Received under Securities Repurchase Agreements	64,733	76,393	39,345	(11,660)	-15.3%	25,388	64.5%
Funds from Acceptances and Issue of Securities	8,371	7,327	7,541	1,044	14.3%	830	11.0%
Interbank and Interbranch Accounts	1,856	4,006	2,175	(2,150)	-53.7%	(319)	-14.7%
Borrowings and On-lendings	16,800	16,024	10,517	776	4.8%	6,283	59.7%
Derivative Financial Instruments	3,857	4,603	2,246	(746)	-16.2%	1,611	71.7%
Technical Provisions for Insurance, Pension Plans and Cap.	23,832	22,466	19,036	1,366	6.1%	4,796	25.2%
Other Liabilities	62,671	67,170	42,717	(4,499)	-6.7%	19,954	46.7%
Foreign Exchange Portfolio	18,918	25,884	13,124	(6,966)	-26.9%	5,794	44.1%
Subordinated Debt	11,375	10,854	4,566	521	4.8%	6,809	149.1%
Others	32,378	30,432	25,027	1,946	6.4%	7,351	29.4%
Deferred Income	**74**	**77**	**81**	**(3)**	**-4.1%**	**(8)**	**-9.4%**
Minority Interest in subsidiaries	**2,121**	**1,982**	**1,295**	**139**	**7.0%**	**826**	**63.8%**
Stockholders' Equity of Parent Company	**28,969**	**28,003**	**23,564**	**966**	**3.5%**	**5,405**	**22.9%**
TOTAL LIABILITIES	**294,876**	**298,484**	**209,691**	**(3,607)**	**-1.2%**	**85,185**	**40.6%**
Deposits	81,592	70,433	61,173	11,160	15.8%	20,419	33.4%
Assets Under Management (AUM)	217,377	205,342	179,808	12,035	5.9%	37,569	20.9%
Total Deposits + Assets Under Management (AUM)	298,969	275,775	240,981	23,195	8.4%	57,988	24.1%

Consolidated Pro Forma Statement of Income

R$ Million

	4th Q/07	3rd Q/07	2007	2006	Variation 4th Q/07- 3rd Q/07	%	2007- 2006	%
Managerial Financial Margin	5,298	4,825	20,356	16,958	473	9.8%	3,398	20.0%
• Banking Operations	4,731	4,635	18,152	15,355	96	2.1%	2,798	18.2%
• Treasury	313	(64)	1,188	1,056	376	-590.7%	131	12.4%
• Management of Foreign Exchange Risk from Investments Abroad	254	253	1,016	547	0	0.2%	469	85.7%
Result from Loan Losses	(1,295)	(1,330)	(5,108)	(5,302)	35	-2.6%	194	-3.7%
Provision for Loan and Lease Losses	(1,565)	(1,631)	(6,176)	(6,245)	67	-4.1%	68	-1.1%
Recovery of Credits Written Off as Losses	270	301	1,068	943	(32)	-10.5%	125	13.3%
Net Result from Financial Operations	4,002	3,495	15,248	11,657	508	14.5%	3,592	30.8%
Other Operating Income (Expenses)	(1,068)	(914)	(3,780)	(3,175)	(154)	16.8%	(605)	19.0%
Banking Service Fees	2,673	2,529	10,173	9,097	143	5.7%	1,076	11.8%
Result from Operations of Insurance, Pension Plans and Cap.	308	310	1,219	1,126	(2)	-0.5%	93	8.2%
Non-interest Expenses	(3,742)	(3,447)	(13,994)	(12,346)	(295)	8.6%	(1,648)	13.3%
Tax Expenses for ISS, PIS and Cofins	(585)	(467)	(1,971)	(1,784)	(117)	25.1%	(187)	10.5%
Equity in the Earnings of Associated Companies	134	36	272	183	99	275.7%	89	48.5%
Other Operating Income	144	125	521	549	18	14.6%	(28)	-5.0%
Operating Income	2,935	2,580	11,469	8,482	354	13.7%	2,987	35.2%
Non-operating Income	(15)	(9)	(0)	71	(6)	62.2%	(71)	-100.3%
Income before Tax and Profit Sharing	2,920	2,571	11,469	8,553	349	13.6%	2,916	34.1%
Income Tax and Social Contribution	(880)	(700)	(3,368)	(1,603)	(181)	25.8%	(1,765)	110.1%
Profit Sharing	(190)	(259)	(744)	(670)	68	-26.5%	(74)	11.0%
Minority Interests	(61)	(44)	(178)	(85)	(17)	38.0%	(93)	109.9%
Recurring Net Income	1,789	1,569	7,179	6,195	220	14.0%	983	15.9%
Number of shares outstanding - in thousands (*)	2,397,051	2,395,818	2,397,051	2,394,437				
Book value per share - R$ (*)	12.09	11.69	12.09	9.84				
Net Income per share - R$ (*)	0.75	0.65	2.99	2.72				

(*) Adjusted to reflect the stock split in Oct./07.

Executive Summary

Fourth Quarter of 2007

Results by Segment

Itaubanco

In the fourth quarter of 2007, Itaubanco's net income reached R$ 1,036 million, equal to a 24.5% increase compared to the prior quarter. The change in the managerial financial margin was mainly impacted by the treasury financial margin, which is back to normal levels. Expenses from the assumption of credit risk (PDD) were significantly reduced, as a result of the improvement seen in the credit risk quality. Banking service fees were impacted by the lower number of business days than in the prior quarter, the maintenance of funds in current accounts in anticipation of the elimination of the CPMF tax, the strategic decision of reducing tariffs, and the decreased income from tax collections. Non-interest expenses grew on account of the organic expansion of businesses, as well as the higher level of operating activities during the quarter. The increase in Income Tax and Social Contribution on Net Income expenses arises from the fact that, in the fourth quarter, our shareholders were compensated with Dividends, rather than Interest on Own Capital. The change in the Other line is attributable to a higher provision recorded for payment of profit sharing during the third quarter of 2007, in accordance with the Collective Labor Agreement.

Itaú BBA

The managerial financial margin of the Itaú BBA segment increased by R$ 15 million compared to the prior quarter, chiefly driven by the 22.2% increase in treasury transactions. The managerial financial margin from banking operations increased 1.8% mainly due to the increase in volume of credit operations in the period. The decline in the financial margin of exchange risk management on investments abroad is attributable to the decreased interest rate seen in the period. The result of doubtful loans was a provision expense of R$ 27 million in the fourth quarter, essentially on account of the increased loan portfolio, as well as risk re-ratings. Banking service fees grew by 20.9% from the prior quarter, mostly due to income from investment banking transactions.

Itaucred

In the fourth quarter of 2007, Itaucred's net income grew by R$ 13 million compared to the prior quarter. The expansion in the credit portfolio helped to increase the managerial financial margin of banking transactions and, to a lesser extent, to increase expenses associated with credit risk, where there is a trend in transactions in arrears, although the segment delinquency ratio remained stable. The growth in credit transactions also impacted income from credit analysis and extension, thus boosting banking service fees. Non-interest expenses increased as a result of the expansion in the segment commercial platform, as well as the higher level of operating activities. Taií's credit portfolio, excluding payroll credit, reached R$ 1,937 million in December 2007, corresponding to an 8.1% growth compared to September 2007, primarily driven by a 19.1% increase in sales (financial volume of transactions and disbursements). The customer base totaled 6.1 million, 3.6% above the prior quarter figures.

Corporation

Corporation results are essentially associated with financial income from the investment of our excess capital. Pursuant to Circular Letter 3367 of September 12, 2007 (see Note 3 to the Financial Statements), the Brazilian Central Bank changed the computation methodology of the Basel ratio, which gave rise to a significant increase in our excess capital, positively impacting our corporation managerial financial margin, in spite of the interest rate decline.

The pro forma financial statements of Itaubanco, Itaú BBA, Itaucred and Corporation presented below are based on managerial information and more accurately reflect the performance of the different business units of the conglomerate. Changes in the statements of income of Itaú's segments between the third and fourth quarters of 2007 are set out below.

Pro Forma Statement of Income by Segment

R$ Million

	4th Q/07	3rd Q/07	Variation	
Itaubanco				
Managerial Financial Margin	3,258	2,859	400	14.0%
• Banking Operations	2,860	2,829	31	1.1%
• Treasury	214	(144)	359	-248.4%
• Management of Foreign Exchange Risk on Investments Abroad	184	174	10	5.7%
Result from Loan Losses	(746)	(820)	74	-9.1%
Banking Service Fees	1,977	1,979	(2)	-0.1%
Non-interest Expenses[1]	(2,855)	(2,594)	(262)	10.1%
Income Tax and Social Contribution	(586)	(424)	(162)	38.2%
Other[2]	(11)	(167)	156	-93.5%
Net Income of Itaubanco (A)	1,036	833	204	24.5%
Itaú BBA				
Managerial Financial Margin	526	512	15	2.9%
• Banking Operations	358	352	6	1.8%
• Treasury	99	81	18	22.2%
• Management of Foreign Exchange Risk on Investments Abroad	70	79	(9)	-12.0%
Result from Loan Losses	(27)	10	(37)	-357.0%
Banking Service Fees	216	179	37	20.9%
Non-interest Expenses[1]	(234)	(217)	(17)	7.9%
Income Tax and Social Contribution	(82)	(99)	17	-17.2%
Other[2]	(128)	(64)	(64)	99.9%
Net Income of Itaú BBA (B)	272	321	(49)	-15.2%
Itaucred				
Managerial Financial Margin	1,294	1,267	28	2.2%
Result from Loan Losses	(523)	(520)	(3)	0.5%
Banking Service Fees	486	435	50	11.6%
Non-interest Expenses[1]	(633)	(595)	(38)	6.5%
Income Tax and Social Contribution	(188)	(164)	(24)	14.8%
Other[2]	(90)	(90)	0	-0.1%
Net Income of Itaucred (C)	346	333	13	3.9%
Corporation				
Managerial Financial Margin	218	187	32	16.9%
Non-interest Expenses[1]	(26)	(43)	17	-39.3%
Income Tax and Social Contribution	(24)	(13)	(11)	86.9%
Other[3]	(35)	(49)	14	-28.6%
Net Income of Corporation (D)	134	83	51	61.6%
NET INCOME OF ITAÚ (A) + (B) + (C) + (D)	1,789	1,569	219	14.0%

(1) Includes Personnel Expenses, Other Administrative Expenses, Tax Expenses for CPMF and Other Taxes, and Other Operating Expenses.
(2) Includes the Income from Insurance, Pension Plan and Capitalization Operations, Tax Expenses – ISS, PIS and COFINS, Other Operating Revenues, Non-Operating Income, and Profit Sharing.
(3) Includes Tax Expenses – ISS, PIS and Cofins, Equity in the Earnings of Associated Companies, Other Operating Revenues, Non-Operating Income, Profit Sharing and Minority Interests in Subsidiary Companies.

Banco Itaú Holding Financeira S.A.

Analysis of the Consolidated Net Income

Analysis of the Consolidated Net Income

Managerial Financial Margin

The managerial financial margin reached R$ 5,298 million in the fourth quarter of 2007, representing a R$ 473 million increase compared to the prior quarter. The drivers of this increase are presented below.

Financial Margin of Banking Transactions

The financial margin of banking transactions amounted to R$ 4,731 million, up 2.1% from the third quarter of 2007. To better analyze this change, we have divided the financial margin of banking transactions into two components: financial margin of interest rate-sensitive transactions, and financial margin of spread-sensitive transactions.

Financial Margin of Interest Rate Sensitive - Banking Transactions

The portion of the financial margin of banking transactions which is sensitive to interest rates was determined considering that the amount derived by the sum of resources not bearing interest to customers (demand deposits, floating, etc.), net of the assets that also do not generate financial revenues (compulsory deposits, contingent assets, etc.) plus working capital (stockholders' equity minus permanent assets and tax credits – that also bear no financial cost), is invested at the opportunity rate – CDI.

In the fourth quarter of 2007, the average balance of transactions which are sensitive to changes in the interest rate grew by 16.9%. Such increase arises from greater economic activity typical of the last quarter of the year, with impacts on the average balance of demand deposits, as well as the expansion in working capital, mostly affected by the reduction in capital allocated to treasury, which led to an R$ 81 million increase in the financial margin of banking transactions. This occurred in spite of the significant decline in the interest rate, from 11.1% in the third quarter to 10.5% in the fourth quarter of 2007.

Banking Transactions Sensitive to Variations in Interest Rate

R$ Million

	4th Q/07	3rd Q/07	Variation	
			Balance	%
Average Balance	32,827	28,079	4,748	16.9%
Financial Margin	862	781	81	10.4%
Annualized Rate	10.5%	11.1%		-0.6 p.p.

Annualized Rate of Banking Transactions Sensitive to Variations in Interest Rate



12.5%
12.1%
11.6%
11.1%
10.5%
4th Q/06
1st Q/07
2nd Q/07
3rd Q/07
4th Q/07

Financial Margin of Spread-Sensitive Banking Transactions

To determine this margin, we considered funds obtained from customers (savings deposits, time deposits, etc.), the remuneration of which represents a financial expense for the institution. These funds are invested in a number of assets (credit transactions, financial investments, etc.), and their remuneration represents a financial revenue. The financial margin of spread-sensitive transactions corresponds to the difference between the financial revenue earned and the financial expense associated with the funding. Furthermore, it also includes the financial margin of insurance, pension plan and capitalization transactions.

In the fourth quarter of 2007, the average balance of spread-sensitive transactions rose by 2.1%, as a result of increased loan and financing transactions. The credit expansion, coupled with a change in the product and customer mix, resulted in virtually stable spreads. As such, during the fourth quarter the rate for spread-sensitive transactions stood at 11.3% compared to 11.5% in the prior quarter.

Banking Transactions Sensitive to Spreads

R$ Million

	4th Q/07	3rd Q/07	Variation	
			Balance	%
Average Balance	137,022	134,180	2,842	2.1%
Financial Margin	3,869	3,854	15	0.4%
Annualized Rate	11.3%	11.5%		-0.2 p.p.

Annualized Rate of Banking Transactions Sensitive to Spreads



13.4%
12.6%
11.3%
11.5%
11.3%
4th Q/06
1st Q/07
2nd Q/07
3rd Q/07
4th Q/07

Treasury Financial Margin

The Treasury financial margin includes income from financial asset trading through proprietary positions (desks), management of currency, interest and other risk factor gaps, arbitrage opportunities in the domestic and foreign markets, and marking to market of financial assets. In the fourth quarter of 2007, the Treasury financial margin increased by R$ 376 million from the prior quarter. This increase was mainly driven by higher results from proprietary positions, which are back to normal levels.

Financial Margin of Management of Exchange Risk of Investments Abroad

The financial margin of management of exchange risk of investments abroad is also sensitive to changes in interest rates. In the last quarter of 2007, this margin remained in line with the prior quarter, whereas the decline in the benchmark interest rate was offset by a capital increase of R$ 959 million in investments abroad.

The analysis of the components of the managerial financial margin shows that the expansion in the credit portfolio, with a concomitant change in the product and customer mix, was not enough to counter the impact of the reduction in the basic interest rate. As such, the annualized rate of the managerial financial margin reached 11.1% in the period, reflecting a 0.3 percentage point decline compared to the previous quarter. Considering the impact of expenses associated with the assumption of credit risk, it can be seen that the resulting rate remained almost stable quarter-on-quarter, having reached 8.2% p.y. in the fourth quarter of 2007.

Analysis of the Managerial Financial Margin

R$ Million

	4th Q/07			3rd Q/07		
	Average Balance	Financial Margin	Rate (p.y.)	Average Balance	Financial Margin	Rate (p.y.)
Demand Deposits + Floatings	30,800			25,341		
(-) Compulsory Deposits	(10,857)			(8,853)		
Contingent Liabilities (-) Contingent Assets	1,478			1,639		
Tax and Social Security Liabilities (-) Deposits in guarantee	6,674			6,017		
(-) Tax Credits	(7,666)			(8,009)		
Working Capital (Equity + Minority Interests - Permanent Assets - Capital Allocated to Treasury)	12,398			11,945		
Interest Rate Sensitive Banking Transactions (A)	**32,827**	**862**	**10.5%**	**28,079**	**781**	**11.1%**
	Average Balance	Financial Margin	Rate (p.y.)	Average Balance	Financial Margin	Rate (p.y.)
Cash and Cash Equivalents + Interbank Deposits + Securities (-) Derivative Financial Instruments	28,839			34,464		
Interbank and Interbranch Accounts	6,693			8,286		
Loans, Leasing and Other Credits	109,690			99,690		
(Allowance for Loan Losses)	(7,884)			(7,878)		
Net Foreign Exchange Portfolio (Asset/Liability)	(316)			(382)		
Spread Sensitive Banking Transactions (B)	**137,022**	**3,869**	**11.3%**	**134,180**	**3,854**	**11.5%**
Banking Operations (C = A+B)	**169,849**	**4,731**	**11.1%**	**162,259**	**4,635**	**11.4%**
Management of Foreign Exchange Risk of Investments Abroad (D)	**9,660**	**254**	**10.5%**	**9,103**	**253**	**11.1%**
Net Interest Margin (E = C+D)	**179,509**	**4,985**	**11.1%**	**171,363**	**4,889**	**11.4%**
Provision for Loan and Lease Losses (F)		**(1,565)**			**(1,631)**	
Recovery of Credits Written Off as Losses (G)		**270**			**301**	
***Net Interest Margin* after Provision for Credit Risk (H =E+F+G)**	**179,509**	**3,690**	**8.2%**	**171,363**	**3,559**	**8.3%**
Treasury Financial Margin (I)		**313**			**(64)**	
Net Result from Financial Operations (J = H+I)		**4,002**			**3,495**	

Analysis of the Consolidated Net Income

Results from Loan and Lease Losses

Expenses for Provision for Loan Losses and Recovery of Credits Written-off as Losses

R$ Million

	4th Q/07			3rd Q/07			Var. (%)
	Provision for Loan Losses	Credit Recoveries	Total	Provision for Loan Losses	Credit Recoveries	Total	Total
Itaubanco	(927)	181	(746)	(1,039)	219	(820)	-9.1%
Banking	(806)	163	(643)	(913)	197	(716)	-10.2%
Credit Cards - Account Holders	(121)	18	(103)	(127)	22	(104)	-1.2%
Itaú BBA	(31)	4	(27)	9	1	10	-357.0%
Itaucred	(607)	84	(523)	(601)	81	(520)	0.5%
Vehicles	(305)	45	(259)	(279)	40	(239)	8.6%
Credit Cards - Non-Account Holders	(155)	17	(139)	(175)	11	(165)	-15.7%
Taií + Payroll Credit	(147)	22	(124)	(147)	30	(116)	6.9%
Total	(1,565)	270	(1,295)	(1,631)	301	(1,330)	-2.6%

In the quarter, the expense for provision for loan losses decreased by 4.1% compared to the prior quarter, as a result of credit policies adopted, coupled with the ongoing improvement of analysis and control of the risk/return ratio of transactions. The reduction in the provision for loan losses is even more important when placed in context, that is, the impressive expansion in the loan financing portfolio in the period. More recently, the risk quality of credits extended has improved compared to prior periods. Transactions more than fifteen days overdue as a percentage of the total transactions carried out in the period represented 1.4%, while in the prior quarter this ratio was 1.6%.

When the performance per segment is considered, it can be seen that the reduction in the provision for doubtful loans, thanks to the improved portfolio profile, was more significant at Itaubanco.

Itaucred posted a slight increase in expenses associated with credit risk, due to delinquent transactions in the Vehicle subsegment. This performance had been anticipated, as this portfolio has recorded high growth rates, with simultaneous improvement in delinquency levels. The remaining Itaucred subsegments showed a reduction in these expenses or remained stable compared to the prior quarter.

Itaú BBA's provision for doubtful loans was impacted by the risk re-rating of companies belonging to certain economic sectors.

Additionally, during the fourth quarter R$ 270 million in loans previously written-off as losses were recovered.

The nonperforming loan ratio declined by 0.3 p.p. compared to the third quarter, to reach 4.4%. In particular, the 0.4 p.p. improvement in the ratio with respect to transactions with individuals is to be highlighted. The credit policies adopted during recent quarters clearly helped improve this performance indicator.

In the quarter, the provision in excess of the minimum required by the banking authorities remained stable, totaling R$ 2,150 million.

Nonperforming Loans

R$ Million

	Dec 31, 07	Sep 30, 07	Jun 30, 07
Total *Nonperforming Loans* (a)	5,055	4,870	4,882
Credit Portfolio (b)	115,548	103,832	95,548
NPL Ratio [(a) / (b)] x 100	4.4%	4.7%	5.1%

(a) Loans overdue for more than 60 days and without generation of revenues on the accrual basis.
(b) Endorsements and sureties not included.

Overdue Loans

R$ Million

	Dec 31, 07	Sep 30, 07	Jun 30, 07
Overdue Loans (a)	8,664	8,215	8,396
Provision for Loan Losses (b)	(7,926)	(7,842)	(7,914)
Difference (b-a)	(739)	(373)	(482)

Overdue loans are all loans overdue for more than 15 days , having collaterals or not.

Coverage Ratio


192%
181%
164%
169%
168%
166%
162%
161%
157%
Dec/05
Mar/06
Jun/06
Sep/06
Dec/06
Mar/07
Jun/07
Sep/07
Dec/07

The coverage ratio is derived by dividing the balance of the provision for doubtful loans by the balance of transactions more than 60 days overdue. The ratio stood at 157% in the fourth quarter of 2007.

Analysis of the Consolidated Net Income

Banking Service Fees

R$ Million

		4th Q/07	3rd Q/07	2007	2006	Variation 4th Q/07 - 3rd Q/07		Variation 2007 - 2006	
Asset Management		498	521	2,006	1,986	(23)	-4.5%	19	1.0%
Funds Management Fees	A	487	510	1,962	1,921	(23)	-4.5%	41	2.1%
Consortia Management Fees		11	11	44	65	(0)	-3.7%	(22)	-33.2%
Current Account Services	B	352	373	1,536	1,549	(21)	-5.5%	(13)	-0.9%
Loan Operations and Guarantees Provided		648	580	2,270	1,689	69	11.8%	581	34.4%
Loan Operations	C	612	543	2,136	1,572	69	12.7%	564	35.9%
Guarantees Provided		36	36	134	117	(0)	-0.8%	17	14.4%
Collection Services		214	237	902	909	(23)	-9.7%	(7)	-0.8%
Collection Fees		130	122	484	457	8	6.3%	28	6.1%
Interbank Charges (Securities, Checks and Wire)		60	58	235	217	2	3.6%	18	8.1%
Collection Services	D	24	57	182	235	(33)	-57.8%	(53)	-22.4%
Credit Cards	E	600	581	2,349	2,104	18	3.1%	244	11.6%
Other		361	238	1,111	859	124	52.0%	252	29.3%
Foreign Exchange Services		14	12	61	32	2	13.4%	29	90.9%
Income from Brokerage	F	132	73	373	245	59	81.2%	127	51.9%
Income from Consultation to Serasa		1	1	107	222	0	2.2%	(115)	-51.8%
Income from Custody Services and Management of Portfolio		33	34	122	88	(1)	-2.1%	34	38.1%
Income from Economic and Financial Advisory	G	90	45	177	81	45	98.4%	96	118.8%
Other Services		90	72	271	191	19	26.2%	81	42.3%
Total		2,673	2,529	10,173	9,097	143	5.7%	1,076	11.8%

In the fourth quarter of 2007, banking service fees increased by 5.7% quarter-on-quarter.
The main changes were driven by:

A) Reduction of approximately 3.1% due to the lower number of business days in the fourth than in the third quarter;

B) Essentially, the effect of the tariff reduction campaign, under the customer loyalty policy, responsible for the acquisition of approximately 478 thousand new current accounts in the retail operation of the Banking subsegment, in the fourth quarter;

C) Increase of 12.7% due to the increased volume of vehicle financing and leasing transactions;

D) Tariff exemption arising from an amendment in the agreement for the provision of services to INSS;

E) Seasonal growth due to the higher number of commercial transactions, as is usual in the fourth quarter;

F) Increased volume of public offers of shares; and

G) Higher volume of Investment Banking services.

Banking Service Fees

R$ Million


2,121
2,121
2,234
2,286
2,456
2,421
2,550
2,529
2,673
4Q/05
1Q/06
2Q/06
3Q/06
4Q/06
1Q/07
2Q/07
3Q/07
4Q/07

Number of Active Clients (*) and Current Accounts

In Million


14.7
14.8
15.0
15.1
15.5
16.0
16.3
16.5
16.8
12.5
12.6
12.6
12.6
12.9
13.1
13.2
13.4
13.4
Dec/05
Mar/06
Jun/06
Sep/06
Dec/06
Mar/07
Jun/07
Sep/07
Dec/07
Active Clients
Current Accounts

(*) Conceptually, a client (represented by a CPF/CNPJ number) is considered active when performing one or more transactions in a current account in the last six months or having an average account balance not null.

Non-interest Expenses

R$ Million

		4thQ/07	3rdQ/07	2007	2006	Variation			
						4thQ/07 - 3rdQ/07		2007 - 2006	
Personnel Expenses		(1,557)	(1,375)	(5,525)	(4,824)	(182)	13.2%	(700)	14.5%
Compensation	A	(840)	(794)	(3,132)	(2,731)	(46)	5.8%	(402)	14.7%
Charges	A	(259)	(228)	(920)	(833)	(31)	13.7%	(87)	10.4%
Welfare Benefits		(214)	(209)	(806)	(701)	(6)	2.8%	(104)	14.9%
Training		(22)	(21)	(79)	(69)	(2)	9.2%	(9)	13.2%
Severance Pay and Labor Claims	B	(221)	(124)	(589)	(490)	(97)	78.1%	(99)	20.1%
Other Administrative Expenses		(1,701)	(1,570)	(6,435)	(5,835)	(130)	8.3%	(601)	10.3%
Data Processing and Telecommunication		(391)	(391)	(1,560)	(1,374)	(0)	0.0%	(186)	13.5%
Depreciation and Amortization		(160)	(156)	(657)	(660)	(4)	2.4%	3	-0.5%
Facilities	C	(230)	(215)	(880)	(814)	(15)	7.2%	(66)	8.1%
Third-Party Services	D	(325)	(285)	(1,184)	(1,050)	(39)	13.8%	(134)	12.8%
Financial System Service		(149)	(142)	(559)	(449)	(7)	4.9%	(110)	24.6%
Advertising, Promotions and Publications	E	(160)	(132)	(493)	(475)	(28)	21.1%	(18)	3.7%
Transportation		(68)	(62)	(254)	(233)	(6)	9.8%	(21)	9.1%
Materials		(51)	(43)	(193)	(194)	(8)	19.5%	1	-0.6%
Security		(53)	(52)	(206)	(172)	(1)	2.3%	(33)	19.2%
Legal		(8)	(8)	(43)	(64)	0	-2.1%	21	-33.1%
Travel		(21)	(18)	(73)	(65)	(3)	18.4%	(8)	12.5%
Others	F	(86)	(68)	(334)	(285)	(18)	27.1%	(50)	17.5%
Other Operating Expenses		(359)	(388)	(1,584)	(1,240)	29	-7.4%	(344)	27.7%
Provision for contingencies		(111)	(125)	(616)	(276)	14	-11.5%	(340)	123.1%
Tax and Social Security		(20)	(26)	(95)	(1)	6	-21.5%	(94)	-
Civil Lawsuits		(93)	(100)	(512)	(272)	7	-7.2%	(239)	87.8%
Others		2	1	(10)	(3)	2	270.9%	(7)	237.1%
Selling - Credit Cards		(135)	(140)	(486)	(347)	4	-3.1%	(138)	39.8%
Claims		(64)	(44)	(185)	(176)	(20)	45.9%	(9)	5.4%
Others		(49)	(79)	(296)	(440)	30	-38.2%	144	-32.7%
Tax Expenses		(125)	(114)	(450)	(446)	(11)	9.5%	(3)	0.7%
CPMF	G	(55)	(89)	(273)	(304)	33	-37.4%	31	-10.1%
Other taxes	H	(69)	(25)	(177)	(143)	(44)	172.9%	(34)	23.7%
Total Non-interest Expenses		(3,742)	(3,447)	(13,994)	(12,346)	(294)	8.6%	(1,648)	13.3%

In the fourth quarter of 2007, Personnel Expenses and Other Administrative Expenses were the main drivers of the 8.6% increase in non-interest expenses compared to the third quarter.

Personnel Expenses

Personnel Expenses were 13.2% up from the prior quarter. In particular:

A) Increased number of employees along with the adjustment of bank employees' salaries by 6%, under the Collective Labor Agreement (CCT).

B) Updating of the provision for claims in process and setting up provisions for new claims.

Other Administrative Expenses

Other Administrative Expenses grew by 8.3%, chiefly due to:

C) Higher expenses for works and undertakings on account of the larger number of service points, leading to increased water, electricity, maintenance and property rental expenses.

D) Expenses for improving internal processes.

E) High concentration of advertising campaigns, in particular credit card and tariff reduction campaigns.

F) Donations to foster social and cultural activities.

Number of Employees (*)



51,036
51,765
53,277
58,885
59,921
62,421
63,164
63,743
65,089
Dec/05
Mar/06
Jun/06
Sep/06
Dec/06
Mar/07
Jun/07
Sep/07
Dec/07

(*) - Includes BkB employees as from Sep/06.
- Includes Chile and Uruguay employees as from Mar/07.
- Does not include 2,032 employees of companies consolidated on a 50% basis.

Tax Expenses for CPMF and Other Taxes

The 9.5% increase in the quarter is mainly attributable to:

H) IPVA (vehicle tax) expenses for leased vehicles that were repossessed and other taxes relating to companies abroad.

The item above was offset by:

G) Higher amount of CPMF on investment of proceeds from debentures issued by the leasing companies in the prior quarter.

Efficiency Ratio (*)

The efficiency ratio is within the established range, showing that our efficiency continues to maintain high productivity levels, even after considering expenses incurred in connection with the increased activity levels.


50.3%
49.6%
48.3%
48.2%
47.6%
46.7%
46.7%
46.1%
46.2%
50.1%
47.3%
45.7%
49.8%
47.4%
44.1%
45.8%
47.1%
47.7%
4Q/05
1Q/06
2Q/06
3Q/06
4Q/06
1Q/07
2Q/07
3Q/07
4Q/07
Quarter Figure
Cumulative figure of the last 12 months

Coverage Ratio of Non-Interest Expenses (*)

The 5.7% increase in banking service fees in the fourth quarter was less than the 8.5% growth in non-interest expenses.


203%
187%
201%
181%
196%
193%
190%
184%
172%
73%
76%
79%
70%
73%
74%
72%
73%
71%
100%
4Q/05
1Q/06
2Q/06
3Q/06
4Q/06
1Q/07
2Q/07
3Q/07
4Q/07
Non-Interest Expenses
Personnel Expenses

(*) Calculated by dividing Banking Service Fees by Personnel Expenses and Non-Interest Expenses (Personnel Expenses, Other Administrative Expenses, Other Operating Expenses and Tax Expenses for CPMF and Other Taxes).

(*) Efficiency Ratio = Non-Interest Expenses (Personnel Expenses + Other Administrative Expenses + Other Operating Expenses + Tax Expenses for CPMF and Other Taxes) / (Managerial Financial Margin + Banking Service Fees + Operating Result of Insurance, Capitalization and Pension Plans + Other Operating Income + Tax Expenses for PIS/COFINS/ISS)

Volume of Self-Service Transactions

(Quantity in Million)

Period	ATM		Automated Programmed Debit	Contact Centers			Purchases using Debit Card	Total
	Usual Transaction	Warning (*)		Interactive Voice Response	Customer Service Agent	Home & Office Banking		
2002	946	192	284	179	52	344	89	2,086
2003	1,033	586	302	188	53	440	121	2,723
2004	1,074	692	322	170	48	525	158	2,987
2005	1,108	656	375	173	67	646	203	3,228
2006	1,141	602	394	167	57	744	239	3,343
1stQ/06	284	156	99	43	16	178	56	831
2ndQ/06	274	147	99	42	14	178	56	811
3rdQ/06	290	148	97	40	14	190	59	838
4thQ/06	294	151	99	41	14	198	68	864
2007	1,181	549	399	158	62	867	281	3,497
1stQ/07	300	142	100	40	15	206	63	867
2ndQ/07	287	141	99	39	15	216	66	862
3rdQ/07	288	132	100	39	16	218	70	863
4thQ/07	305	134	100	40	16	228	82	905

(*) Transaction through warning screen on ATM.

History of Numbers of Points of Service (*)



25,847
26,203
26,414
26,793
27,313
27,325
27,538
27,920
28,348
22,023
22,316
22,503
22,748
23,096
23,101
23,274
23,424
23,739
dec/05
mar/06
jun/06
sep/06
dec/06
mar/07
jun/07
sep/07
dec/07
ATMs
Branches
Customer Service Branches(CSB)
Total

(*) Includes Banco Itaú Buen Ayre and Banco Itaú BBA. As from Sep/06, considers BkB information and as from Mar/07, Chile and Uruguay companies.

Itaú's service network expanded in the quarter with the inclusion of 428 new points, of which 315 are ATMs. The number of branches increased by 73 units.

Internet Banking Clients

In Millions



4.2
4.4
4.5
4.6
4.8
4.9
5.2
5.3
5.5
Dec/05
Mar/06
Jun/06
Sep/06
Dec/06
Mar/07
Jun/07
Sep/07
Dec/07
Customers who used the service during the month
Registred Customers

As a result of the positive reaction of customers to the technological solutions offered and the commercial area efforts, the number of registered Internet Banking customers increased by 3.8% compared to the prior quarter. Also, the number of current account holders who accessed Bankline grew by 4.8% in December in comparison with September.

Tax Expenses for ISS, PIS and Cofins

In the fourth quarter of 2007, tax expenses increased by 25.1% compared to the prior quarter, primarily due to PIS and Cofins taxes levied on Interest on Own Capital by the group companies, as well as the higher operating results in the period.

Income Tax and Social Contribution

Income Tax and Social Contribution on Net Income expenses in the fourth quarter of 2007 grew by 25.8% compared to the prior quarter, mostly on account of increased operating profit, as well as the absence of the effect of deduction of Interest on Own Capital, the maximum limit of which was reached in the third quarter of 2007.

R$ Million

	4th Q/07	3rd Q/07	Variation
Result before Income Tax (IR) and Social Contribution (CSLL)	3,396	3,952	(556)
(+) Result from non-recurring events (see page 5)	(374)	(1,249)	875
(=) Recurring Result before IR and CSLL	3,022	2,703	319
Income Tax and Social Contribution at the rates of 25% and 9% respectively (A)	(1,027)	(919)	(108)
(Inclusions) Exclusions and Other (B)	18	59	(41)
Exchange Variation on Investments Abroad	(96)	(165)	69
Interest on Own Capital	0	59	(59)
Dividends, Interest on External Debt Bonds and Tax Incentives	89	91	(2)
Other	25	75	(49)
Subtotal (C) = (A) + (B)	(1,009)	(860)	(149)
Exclusion of Exchange Variation on Investments Abroad (D)	(1)	(1)	(0)
Exclusion of Tax Effects of Hedge on Investments Abroad (E)	130	161	(31)
Income Tax and Social Contribution (C)+(D)+(E)	(880)	(700)	(180)

The deferred tax assets/stockholders' equity ratio stood at 25.1%, a significant decline compared to the prior quarter, due to the greater utilization of these credits, as compared to the new ones recorded.

Deferred Tax Assets x Stockholders' Equity (%)



70.0%
60.0%
50.0%
40.0%
30.0%
20.0%
10.0%
0.0%
57.7%
49.8%
43.3%
25.1%
Dec/02
Mar/03
Jun/03
Sep/03
Dec/03
Mar/04
Jun/04
Sep/04
Dec/04
Mar/05
Jun/05
Sep/05
Dec/05
Mar/06
Jun/06
Sep/06
Dec/06
Mar/07
Jun/07
Sep/07
Dec/07

Banco Itaú Holding Financeira S.A.

Pro Forma Financial Statements

Allocated Capital

The pro forma financial information was adjusted so as to evidence the impacts associated with the allocation of capital based on a proprietary model that considers the credit, market and operating risks, in addition to the regulatory model and the level of fixed asset formation.

This enables the determination of Risk-Adjusted Return on Capital (Raroc), a performance measure consistently adjusted to the capital required to support the risk of asset and liability positions taken.

Adjustments made to the balance sheet and statement of income for the year are based on the business units' managerial information.

The Corporation column shows the results associated with excess capital and subordinated debt, as well as equity in the earnings of companies not pertaining to any one segment. Furthermore, the Corporation column includes the adjustment for Minority Interests in Subsidiaries.

The tax effects of the payment of Interest on Own Capital for each segment were reversed and subsequently reallocated to the individual segments in proportion to the amount of Tier I capital, while the financial statements were adjusted in order to replace net book value with market level funding. The financial statements were then adjusted to include revenues associated with the allocated capital. Finally, the cost of subordinated debt and related remuneration at market prices were allocated to the segments on a pro rata basis, in accordance with Tier I allocated capital.

The diagram below shows the changes introduced in the financial statements to reflect the impacts of capital allocation.



Return on Stockholders' Equity
Net Income
Stockholders' Equity
Adjustments to the Financial Statements
Adjustment in the Financial Statements to replace the net book value of Stockholders' Equity and Subordinated Debt with funding at market prices.
The financial statements were adjusted to include allocated capital (Tier I and II) based on proprietary models, as well as their respective revenues (CDI) and expenses (cost of subordinated debt).
Return on Allocated Tier I Capital
Pro Forma Net Income
Allocated Tier I Capital

In the fourth quarter of 2007, the Brazilian Central Bank, through the Circular 3,367 dated September 12, 2007, changed the calculation methodology of the solvency ratio to include the tax effects in the computation of the foreign exchange exposure. Such change impacted our proprietary models to determine the amount of capital to be allocated to the segments according to risks assumed. As a result, when comparing different quarters, we note a decrease in the capital allocated to segments having exposure to foreign exchange risk, as well as an increase in excess capital allocated to Corporation.

Pro Forma Financial Statements per Segment

The pro forma financial statements of Itaubanco, Itaú BBA and Itaucred presented below are based on managerial models, to be better reflect the performance of the business units.

On December 31, 2007

R$ Million

ASSETS	Banco Itaú Holding				
	Itaubanco	Itaú BBA	Itaucred	Corporation	Itaú
Current and Long-Term Assets	239,899	108,515	40,457	11,533	290,980
Cash and Cash Equivalents	4,059	230	-	0	4,288
Short-term Interbank Deposits	100,384	52,234	-	856	56,785
Short-term Interbank Deposits - Intercompany	51,636	44,240	-	-	-
Other	48,748	7,994	-	856	56,785
Securities	37,776	17,519	-	8,855	61,338
Interbank and Interbranch Accounts	17,694	66	-	0	17,727
Loans	46,511	28,236	40,802	-	115,548
(Allowance for Loan Losses)	(4,770)	(393)	(2,763)	-	(7,926)
Other Assets	38,246	10,622	2,419	1,821	43,220
Foreign Exchange Portfolio	18,038	9,120	-	-	18,770
Others	20,208	1,502	2,419	1,821	24,450
Permanent Assets	2,646	137	127	986	3,896
TOTAL ASSETS	242,545	108,652	40,584	12,519	294,876

LIABILITIES	Banco Itaú Holding				
	Itaubanco	Itaú BBA	Itaucred	Corporation	Itaú
Current and Long-Term Liabilities	229,716	103,149	36,859	3,412	263,713
Deposits	103,311	61,351	8	-	81,592
Deposits - Intercompany	30,845	51,636	-	-	-
Other	72,467	9,715	8	-	81,592
Securities Repurchase Agreements	34,772	11,997	31,463	-	64,733
Securities Repurchase Agreements - Intercompany	13,396	0	-	-	-
Other	21,376	11,997	31,463	-	64,733
Funds from Acceptances and Issue of Securities	7,784	1,242	-	-	8,371
Interbank and Interbranch Accounts	351	1,537	0	-	1,856
Borrowings and On-Lendings	5,850	10,905	242	-	16,800
Derivative Financial Instruments	2,792	3,137	-	1	3,857
Other Liabilities	51,023	12,980	5,146	3,411	62,671
Foreign Exchange Portfolio	18,109	9,197	-	-	18,918
Others	32,914	3,783	5,146	3,411	43,754
Technical Provisions of Insurance, Capitalization and Pension Plans	23,832	-	-	-	23,832
Deferred Income	45	29	-	-	74
Minority Interest in Subsidiaries	-	-	-	2,121	2,121
Allocated Capital Tier I	12,784	5,474	3,725	6,987	28,969
TOTAL LIABILITIES	242,545	108,652	40,584	12,519	294,876

NB: The Consolidated figures do not represent the sum of the parts, because there are transactions between the companies that were eliminated only in the Consolidated figures.

Pro Forma Financial Statement by Segment

R$ Million

4th Quarter/07	Banco Itaú Holding				
	Itaubanco	Itaú BBA	Itaucred	Corporation	Itaú
Managerial Financial Margin	3,258	526	1,294	218	5,298
• Banking Operations	2,860	358	1,294	218	4,731
• Treasury	214	99	-	-	313
• Management of Foreign Exchange Risk from Investments Abroad	184	70	-	-	254
Result from Loan Losses	(746)	(27)	(523)	-	(1,295)
Provision for Loan and Lease Losses	(927)	(31)	(607)	-	(1,565)
Recovery of Credits Written Off as Losses	181	4	84	-	270
Net Result from Financial Operations	2,512	500	772	218	4,002
Other Operating Income / (Expenses)	(748)	(102)	(218)	0	(1,068)
Banking Service Fees	1,977	216	486	0	2,673
Operating Result of Insurance, Pension Plans and Capitalization	291	(0)	18	-	308
Non-interest Expenses	(2,855)	(234)	(633)	(26)	(3,742)
Tax Expenses for ISS, PIS and COFINS	(312)	(48)	(117)	(108)	(585)
Equity in the Earnings of Associated Companies	-	6	-	128	134
Other Operating Income	152	(41)	28	6	144
Operating Income	1,764	398	553	219	2,935
Non-operating Income	(18)	4	(0)	0	(15)
Income Before Tax and Profit Sharing	1,746	402	553	219	2,920
Income Tax and Social Contribution	(586)	(82)	(188)	(24)	(880)
Profit Sharing	(123)	(48)	(19)	0	(190)
Minority Interests	-	-	-	(61)	(61)
Net Income	1,036	272	346	134	1,789
(RAROC) - Return on Average Tier I Allocated Capital	30.8%	18.3%	39.3%	9.6%	25.1%
Efficiency Ratio	53.2%	35.9%	37.0%	22.2%	47.7%

NB: Non-Interest Expenses Item is made up of Personnel Expenses, Other Administrative Expenses, Tax Expenses for CPMF and Other Taxes and Other Operating Expenses.

Pro Forma Financial Statements by Segment

On September 30, 2007

R$ Million

ASSETS	Banco Itaú Holding				
	Itaubanco	Itaú BBA	Itaucred	Corporation	Itaú
Current and Long-Term Assets	243,059	105,707	35,001	7,234	294,692
Cash and Cash Equivalents	4,226	455	-	102	4,681
Short-term Interbank Deposits	102,347	46,034	-	639	61,965
Short-term Interbank Deposits - Intercompany	40,501	39,720	-	-	-
Other	61,845	6,314	-	639	61,965
Securities	39,049	23,069	-	6,058	64,513
Interbank and Interbranch Accounts	17,371	29	-	0	17,373
Loans	42,162	26,024	35,647	-	103,832
(Allowance for Loan Losses)	(4,940)	(374)	(2,527)	-	(7,842)
Other Assets	42,845	10,471	1,882	435	50,169
Foreign Exchange Portfolio	23,100	7,726	-	-	25,400
Others	19,744	2,745	1,882	435	24,769
Permanent Assets	2,644	145	124	878	3,792
TOTAL ASSETS	245,703	105,852	35,125	8,113	298,484

LIABILITIES	Banco Itaú Holding				
	Itaubanco	Itaú BBA	Itaucred	Corporation	Itaú
Current and Long-Term Liabilities	231,542	99,388	31,810	1,991	268,422
Deposits	91,007	54,031	6	-	70,433
Deposits - Intercompany	28,035	40,501	-	-	-
Other	62,972	13,530	6	-	70,433
Securities Repurchase Agreements	46,436	15,478	27,109	-	76,393
Securities Repurchase Agreements - Intercompany	11,685	593	-	-	-
Other	34,751	14,886	27,109	-	76,393
Funds from Acceptances and Issue of Securities	6,968	997	(0)	-	7,327
Interbank and Interbranch Accounts	2,461	1,572	0	-	4,006
Borrowings and On-Lendings	5,471	10,333	220	-	16,024
Derivative Financial Instruments	2,667	4,349	-	0	4,603
Other Liabilities	54,067	12,627	4,474	1,991	67,170
Foreign Exchange Portfolio	23,266	8,044	-	-	25,884
Others	30,801	4,584	4,474	1,991	41,286
Technical Provisions of Insurance, Capitalization and Pension Plans	22,466	-	-	-	22,466
Deferred Income	55	22	-	-	77
Minority Interest in Subsidiaries	-	-	-	1,982	1,982
Allocated Capital Tier I	14,106	6,442	3,315	4,140	28,003
TOTAL LIABILITIES	245,703	105,852	35,125	8,113	298,484

NB: The Consolidated figures do not represent the sum of the parts, because there are transactions between the companies that were eliminated only in the Consolidated figures.

Pro Forma Financial Statement by Segment

R$ Million

3rd Quarter/07	Banco Itaú Holding				
	Itaubanco	Itaú BBA	Itaucred	Corporation	Itaú
Managerial Financial Margin	2,859	512	1,267	187	4,825
• Banking Operations	2,829	352	1,267	187	4,635
• Treasury	(144)	81	-	-	(64)
• Management of Foreign Exchange Risk from Investments Abroad	174	79	-	-	253
Result from Loan Losses	(820)	10	(520)	-	(1,330)
Provision for Loan and Lease Losses	(1,039)	9	(601)	-	(1,631)
Recovery of Credits Written Off as Losses	219	1	81	-	301
Net Result from Financial Operations	2,038	522	747	187	3,495
Other Operating Income / (Expenses)	(549)	(72)	(246)	(46)	(914)
Banking Service Fees	1,979	179	435	(63)	2,529
Operating Result of Insurance, Pension Plans and Capitalization	293	(0)	17	-	310
Non-interest Expenses	(2,594)	(217)	(595)	(43)	(3,447)
Tax Expenses for ISS, PIS and COFINS	(302)	(47)	(110)	(8)	(467)
Equity in the Earnings of Associated Companies	-	(0)	-	36	36
Other Operating Income	76	14	6	31	125
Operating Income	1,489	450	501	141	2,580
Non-operating Income	(12)	1	(0)	2	(9)
Income Before Tax and Profit Sharing	1,478	451	501	142	2,571
Income Tax and Social Contribution	(424)	(99)	(164)	(13)	(700)
Profit Sharing	(221)	(32)	(3)	(3)	(259)
Minority Interests	-	-	-	(44)	(44)
Net Income	833	321	333	83	1,569
(RAROC) - Return on Average Tier I Allocated Capital	25.1%	21.6%	40.2%	7.0%	23.0%
Efficiency Ratio	52.9%	33.1%	36.8%	28.9%	47.1%

NB: Non-Interest Expenses Item is made up of Personnel Expenses, Other Administrative Expenses, Tax Expenses for CPMF and Other Taxes and Other Operating Expenses.

Pro Forma Financial Statements by Subsegment

The pro forma financial statements of the sub-segments: Branch Banking, Credit Cards – Account Holders, Insurance, Pension Plans, Annuities and Capitalization, and Fund Management and Managed Portfolios presented below were adjusted so as to evidence the impacts associated with the allocation of capital in each of those subsegments .

On December 31, 2007

R$ Million

ASSETS	Itaubanco			
	Branch Banking	Credit Cards - Account Holders	Insurance, Pension Plans and Capitalization	Consolidated
Current and Long-Term Assets	203,490	9,058	27,351	239,899
Cash and Cash Equivalents	3,848	137	73	4,059
Short-term Interbank Deposits	99,992	392	-	100,384
Securities	12,278	455	25,042	37,776
Interbank and Interbranch Accounts	17,694	-	-	17,694
Loans	40,563	5,948	-	46,511
(Allowance for Loan Losses)	(4,202)	(568)	-	(4,770)
Other Assets	33,317	2,693	2,236	38,246
Permanent Assets	2,403	51	193	2,646
TOTAL ASSETS	205,892	9,109	27,543	242,545

R$ Million

LIABILITIES	Itaubanco			
	Branch Banking	Credit Cards - Account Holders	Insurance, Pension Plans and Capitalization	Consolidated
Current and Long-Term Liabilities	195,601	8,420	25,696	229,716
Deposits	103,311	-	-	103,311
Securities Repurchase Agreements	34,772	-	-	34,772
Funds from Acceptances and Issue of Securities	7,784	-	-	7,784
Interbank and Interbranch Accounts	351	-	-	351
Borrowings and On-Lendings	5,766	84	-	5,850
Derivative Financial Instruments	2,792	-	-	2,792
Other Liabilities	40,824	8,336	1,863	51,023
Technical Provisions of Insurance, Pension Plans and Capitalization	-	-	23,832	23,832
Deferred Income	29	16	-	45
Minority Interest in Subsidiaries	-	-	-	-
Allocated Capital Tier I	10,263	673	1,848	12,784
TOTAL LIABILITIES	205,892	9,109	27,543	242,545

Consolidated Pro Forma Financial Statement by Subsegment

R$ Million

4th Quarter/07	Itaubanco				
	Branch Banking	Credit Cards - Account Holders	Insurance, Pension Plans and Capitalization	Investment Funds and Managed Portfolios	Consolidated
Managerial Financial Margin	2,853	309	96	-	3,258
• Banking Operations	2,455	309	96	-	2,860
• Treasury	214	-	-	-	214
• Management of Foreign Exchange Risk from Investments Abroad	184	-	-	-	184
Result from Loan Losses	(643)	(103)	-	-	(746)
Provision for Loan and Lease Losses	(806)	(121)	-	-	(927)
Recovery of Credits Written Off as Losses	163	18	-	-	181
Net Result from Financial Operations	2,210	206	96	-	2,512
Other Operating Income/(Expenses)	(1,029)	13	152	116	(748)
Banking Service Fees	931	393	81	572	1,977
Transfer to Banking	228	-	-	(228)	-
Operating Result of Insurance, Pension Plans and Capitalization	6	10	275	-	291
Non-interest Expenses	(2,124)	(359)	(178)	(194)	(2,855)
Tax Expenses for ISS, PIS and Cofins	(201)	(48)	(28)	(34)	(312)
Other Operating Income	131	18	2	-	152
Operating Income	1,181	219	249	116	1,764
Non-operating Income	(24)	(0)	7	-	(18)
Income Before Tax and Profit Sharing	1,157	219	255	116	1,746
Income Tax and Social Contribution	(389)	(72)	(86)	(39)	(586)
Profit Sharing	(72)	(7)	(5)	(39)	(123)
Net Income	695	140	164	37	1,036
(RAROC) - Return on Average Tier I Allocated Capital	25.3%	86.1%	36.2%		30.8%
Efficiency Ratio	53.8%	52.7%	41.7%		53.2%

NB: Non-Interest Expenses Item is made up of Personnel Expenses, Other Administrative Expenses, Tax Expenses for CPMF and Other Taxes and Other Operating Expenses.

Pro Forma Financial Statements by Subsegment

On September 30, 2007

R$ Million

ASSETS	Itaubanco			
	Branch Banking	Credit Cards - Account Holders	Insurance, Pension Plans and Capitalization	Consolidated
Current and Long-Term Assets	209,758	7,479	25,822	243,059
Cash and Cash Equivalents	4,005	175	46	4,226
Short-term Interbank Deposits	102,029	318	-	102,347
Securities	15,048	405	23,596	39,049
Interbank and Interbranch Accounts	17,371	-	-	17,371
Loans	37,005	5,157	-	42,162
(Allowance for Loan Losses)	(4,417)	(524)	-	(4,940)
Other Assets	38,717	1,948	2,179	42,845
Permanent Assets	2,402	48	195	2,644
TOTAL ASSETS	212,159	7,526	26,017	245,703

R$ Million

LIABILITIES	Itaubanco			
	Branch Banking	Credit Cards - Account Holders	Insurance, Pension Plans and Capitalization	Consolidated
Current and Long-Term Liabilities	200,401	6,894	24,247	231,542
Deposits	91,007	-	-	91,007
Securities Repurchase Agreements	46,436	-	-	46,436
Funds from Acceptances and Issue of Securities	6,968	-	-	6,968
Interbank and Interbranch Accounts	2,461	-	-	2,461
Borrowings and On-Lendings	5,387	83	-	5,471
Derivative Financial Instruments	2,667	-	-	2,667
Other Liabilities	45,475	6,811	1,781	54,067
Technical Provisions of Insurance, Pension Plans and Capitalization	-	-	22,466	22,466
Deferred Income	49	5	-	55
Minority Interest in Subsidiaries	-	-	-	-
Allocated Capital Tier I	11,709	627	1,770	14,106
TOTAL LIABILITIES	212,159	7,526	26,017	245,703

Consolidated Pro Forma Financial Statement by Subsegment

R$ Million

3rd Quarter/07	Itaubanco				
	Branch Banking	Credit Cards - Account Holders	Insurance, Pension Plans and Capitalization	Investment Funds and Managed Portfolios	Consolidated
Managerial Financial Margin	2,461	286	112	-	2,859
• Banking Operations	2,431	286	112	-	2,829
• Treasury	(144)	-	-	-	(144)
• Management of Foreign Exchange Risk from Investments Abroad	174	-	-	-	174
Result from Loan Losses	(716)	(104)	-	-	(820)
Provision for Loan and Lease Losses	(913)	(127)	-	-	(1,039)
Recovery of Credits Written Off as Losses	197	22	-	-	219
Net Result from Financial Operations	1,745	181	112	-	2,038
Other Operating Income/(Expenses)	(846)	13	150	133	(549)
Banking Service Fees	974	387	80	537	1,979
Transfer to Banking	208	-	-	(208)	-
Operating Result of Insurance, Pension Plans and Capitalization	20	11	262	-	293
Non-interest Expenses	(1,911)	(348)	(171)	(164)	(2,594)
Tax Expenses for ISS, PIS and Cofins	(202)	(46)	(23)	(32)	(302)
Other Operating Income	64	9	2	-	76
Operating Income	899	195	262	133	1,489
Non-operating Income	(18)	(0)	6	-	(12)
Income Before Tax and Profit Sharing	881	195	268	133	1,478
Income Tax and Social Contribution	(226)	(65)	(88)	(45)	(424)
Profit Sharing	(164)	(14)	(3)	(39)	(221)
Net Income	491	115	177	49	833
(RAROC) - Return on Average Tier I Allocated Capital	18.0%	70.2%	40.8%		25.1%
Efficiency Ratio	54.2%	53.8%	39.5%		52.9%

NB: Non-Interest Expenses Item is made up of Personnel Expenses, Other Administrative Expenses, Tax Expenses for CPMF and Other Taxes and Other Operating Expenses.

Itaubanco - Branch Banking

The income statement of Itaubanco's Branch Banking sub-segment is based on the pro forma financial statements of Banco Itaú.

R$ Million

Itaubanco - Branch Banking		4th Q/07	3rd Q/07	Variation	
Managerial Financial Margin		2,853	2,461	392	15.9%
• Banking Operations	A	2,455	2,431	24	1.0%
• Treasury	B	214	(144)	359	-248.4%
• Management of Foreign Exchange Risk from Investments Abroad		184	174	10	5.7%
Result from Loan Losses		(643)	(716)	73	-10.2%
Provision for Loan and Lease Losses	C	(806)	(913)	107	-11.7%
Recovery of Credits Written Off as Losses		163	197	(34)	-17.1%
Net Result from Financial Operations		2,210	1,745	465	26.7%
Other Operating Income/(Expenses)		(1,029)	(846)	(183)	21.6%
Banking Service Fees	D	1,160	1,183	(23)	-1.9%
Operating Result of Insurance, Pension Plans and Capitalization		6	20	(15)	-72.6%
Non-interest Expenses	E	(2,124)	(1,911)	(213)	11.2%
Tax Expenses for ISS, PIS and Cofins		(201)	(202)	0	-0.2%
Other Operating Income		131	64	67	105.3%
Operating Income		1,181	899	282	31.4%
Non-operating Income		(24)	(18)	(7)	39.0%
Income Before Tax and Profit Sharing		1,157	881	276	31.4%
Income Tax and Social Contribution		(389)	(226)	(163)	72.0%
Profit Sharing		(72)	(164)	92	-56.1%
Net Income		695	491	205	41.7%

NB: Non-interest Expenses item is made up of Personnel Expenses, Other Administrative Expenses, Tax Expenses for CPMF and Other Taxes and Other Operating Expenses.

The Banking subsegment net income totaled R$ 695 million in the fourth quarter of 2007, a 41.7% growth from the prior quarter. The main drivers of this result were:

A) The higher balance of credit transactions, in particular with micro, small and mid-sized companies, accounted for the increased managerial financial margin on banking transactions;

B) The treasury margin was impacted by higher income from proprietary positions, which had been affected by the economic environment in the third quarter;

C) This reduction is associated with the lower general provisions recorded, which in turn is due to the better credit quality of the loans recently extended;

D) Impact from the strategy of retaining and expanding the number of customers by reducing current account tariffs;

E) Expansion due to the increased branch and ATM network, higher number of employees, and higher level of operating activities.

Itaubanco - Credit Cards - Account Holders

The pro forma financial statements below were prepared based on Itaú internal management information and are intended to report the performance of the businesses connected with the Credit Cards of current account customers, including Itaucard, Orbitall and Redecard.

R$ Million

Itaubanco - Credit Cards - Account Holders		4th Q/07	3rd Q/07	Variation	
Managerial Financial Margin	A	309	286	23	8.0%
Result from Loan Losses		(103)	(104)	1	-1.2%
Provision for Loan Losses	B	(121)	(127)	5	-4.2%
Recovery of Credits Written Off as Losses		18	22	(4)	-18.2%
Net Result from Financial Operations		206	181	24	13.4%
Other Operating Income/(Expenses)		13	13	0	0.5%
Banking Service Fees	C	393	387	5	1.3%
Result from Op. of Insurance, Pension Plans and Capitalization		10	11	(1)	-8.4%
Noninterest Expenses	D	(359)	(348)	(11)	3.2%
Tax Expenses for ISS, PIS and Cofins		(48)	(46)	(2)	3.4%
Other Operating Income		18	9	9	92.1%
Operating Income		219	195	24	12.5%
Non-Operating Income		(0)	(0)	(0)	-
Income Before Tax and Profit Sharing		219	195	24	12.4%
Income Tax and Social Contribution		(72)	(65)	(7)	10.5%
Profit Sharing		(7)	(14)	7	-51.3%
Net Income		140	115	25	21.4%

NB: Noninterest Expenses item is made up of Personnel Expenses, Other Administrative Expenses, Tax Expenses for CPMF and Other Taxes and Other Operating Expenses.

The Credit Card – Account Holders subsegment posted a net income of R$ 140 million in the fourth quarter of 2007, growing by 21.4% from the prior quarter, chiefly due to the following items:

A) The higher level of financing to credit card holders;

B) In spite of the increased amount of receivables (cash purchases and non-interest bearing installment purchases) and financing, expenses for the provision for loans losses were lower than in the prior quarter, reflecting the improved quality of credits extended;

C) Service fees were higher, mostly due to the higher interchange revenues arising from higher transaction amounts, as is typical in the last quarter of the year; and

D) Higher advertising, telemarketing and posting expenses, also usually seen in the fourth quarter of the year.

In December 2007, active accounts (accounts that received invoices) represented 78.3% of total accounts. Of this share, 84.1% carried out transactions in the last month, with an average activity of R$ 1,584.35 per account in the quarter.

Transactions carried out by account holders in the period totaled R$ 6,319 million, corresponding to a 16.6% increase from the prior quarter.

Quantity of Credit Cards *In Thousands*


12,960
13,345
13,389
13,398
13,530
13,606
14,146
14,778
7,412
Account Holders
Non Account Holders

Volume of Transactions *R$ Million*


21.8%
23.9%
24.1%
25.4%
23.1%
22.7%
22.6%
22.3%
7,304
8,473
9,067
10,576
9,108
9,869
10,358
12,061
3,417
5,134
5,742
Account Holders
Non Account Holders
Market Share (%)

The market share of the volume of transactions was computed based on total market figures provided by Associação Brasileira das Empresas de Cartões de Crédito e Serviços – Abecs (Brazilian Association of Credit Card and Service Companies).

Itaubanco - Insurance, Pension Plans and Capitalization

The pro forma financial statements below were prepared based on Itaú internal and management information and are intended to identify the performance of the insurance-related businesses.

On December 31, 2007

R$ Million

ASSETS	Insurance	Life and Pension Plans	Capitalization	Consolidated
Current and Long-Term Assets	3,374	22,712	1,352	27,351
Cash and Cash Equivalents	31	25	16	73
Securities	1,391	22,349	1,308	25,042
Other Assets	1,951	339	27	2,236
Permanent Assets	146	5	49	193
TOTAL ASSETS	3,520	22,718	1,401	27,543

R$ Million

LIABILITIES	Insurance	Life and Pension Plans	Capitalization	Consolidated
Current and Long-Term Liabilities	2,993	21,495	1,303	25,696
Technical Provisions - Insurance	1,642	375	-	2,016
Technical Provisions - Pension Plans	-	20,688	-	20,689
Technical Provisions - Capitalization	-	-	1,135	1,127
Other Liabilities	1,350	433	169	1,863
Allocated Capital Tier I	528	1,222	98	1,848
TOTAL LIABILITIES	3,520	22,718	1,401	27,543

Statement of Income

R$ Million

4th Quarter/07	Insurance	Life and Pension Plans	Capitalization	Consolidated
Revenues from Insurance, Pension Plans and Capitalization	587	1,695	256	2,534
Retained Insurance Premiums (a)	587	129	-	716
Revenues from Pension Plans (b)	-	1,566	-	1,566
Revenues from Capitalization (c)	-	-	256	252
Changes in Technical Reserves	(30)	(883)	(172)	(1,081)
Insurance (d)	(30)	(1)	-	(31)
Pension Plans (e)	-	(882)	-	(882)
Capitalization (f)	-	-	(172)	(169)
Pension Plan Benefits and Withdrawals (g)	-	(656)	-	(656)
Earned Premiums (h=a+d)	557	128	-	685
Result of Pension Plans and Capitalization (i=b+c+e+f+g)	-	29	85	112
Retained Claims (j)	(321)	(50)	-	(373)
Selling Expenses (k)	(131)	(15)	(3)	(148)
Other Operating Income/(Expenses) of Insurance Operations (l)	(1)	(0)	(1)	(0)
Underwriting Margin (m=h+j+k+l)	105	63	-	168
Result from Insurance, Pension Plans and Capitalization (n=i+m)	105	91	81	275
Financial Margin	32	56	9	96
Service Fees	-	82	-	81
Non-interest Expenses	(84)	(59)	(35)	(178)
Tax Expenses for ISS, PIS and Cofins	(15)	(10)	(5)	(28)
Other Operating Income	2	0	0	2
Operating Income	40	160	51	249
Non-operating Income	5	0	2	7
Income Before Income Tax and Social Contribution	44	160	53	255
Income Tax/Social Contribution	(15)	(54)	(18)	(86)
Profit Sharing	(4)	(1)	-	(5)
Net Income	25	105	35	164
(RAROC) - Return on Average Tier I Allocated Capital	18.9%	35.5%	144.4%	36.2%
Efficiency Ratio	68.1%	26.9%	41.0%	41.7%

NB: The Consolidated figure does not represent the sum of the parts because certain intercompany transactions were eliminated only at the Consolidated level.
The information on VGBL was classified together with the pension plan products.
Non-interest Expenses comprise Personnel Expenses, Other Administrative Expenses, Tax Expenses for CPMF and Other Taxes, and Other Operating Expenses.
The insurance subsegment includes 100% of Itaú XL. The Underwriting Margin refers to the insurance business.

Itaubanco - Insurance, Pension Plans and Capitalization

On September 30, 2007

R$ Million

ASSETS	Insurance	Life and Pension Plans	Capitalization	Consolidated
Current and Long-Term Assets	3,246	21,330	1,264	25,822
Cash and Cash Equivalents	28	12	7	46
Securities	1,396	20,972	1,245	23,596
Other Assets	1,822	346	13	2,179
Permanent Assets	147	5	50	195
TOTAL ASSETS	3,393	21,335	1,314	26,017

R$ Million

LIABILITIES	Insurance	Life and Pension Plans	Capitalization	Consolidated
Current and Long-Term Liabilities	2,866	20,187	1,219	24,247
Technical Provisions - Insurance	1,576	360	-	1,934
Technical Provisions - Pension Plans	-	19,413	-	19,415
Technical Provisions - Capitalization	-	-	1,125	1,117
Other Liabilities	1,291	414	94	1,781
Allocated Capital Tier I	527	1,147	95	1,770
TOTAL LIABILITIES	3,393	21,335	1,314	26,017

Statement of Income

R$ Million

3rd Quarter/07	Insurance	Life and Pension Plans	Capitalization	Consolidated
Revenues from Insurance, Pension Plans and Capitalization	572	1,260	245	2,073
Retained Insurance Premiums (a)	573	126	-	698
Revenues from Pension Plans (b)	-	1,134	-	1,134
Revenues from Capitalization (c)	-	-	245	241
Changes in Technical Reserves	(26)	(402)	(171)	(596)
Insurance (d)	(26)	(3)	-	(29)
Pension Plans (e)	-	(399)	-	(399)
Capitalization (f)	-	-	(171)	(168)
Pension Plan Benefits and Withdrawals (g)	-	(714)	-	(713)
Earned Premiums (h=a+d)	547	123	-	669
Result of Pension Plans and Capitalization (i=b+c+e+f+g)	-	21	74	95
Retained Claims (j)	(317)	(33)	-	(351)
Selling Expenses (k)	(129)	(15)	(3)	(147)
Other Operating Income/(Expenses) of Insurance Operations (l)	(6)	1	(1)	(5)
Underwriting Margin (m=h+j+k+l)	94	76	-	170
Result from Insurance, Pension Plans and Capitalization (n=i+m)	94	97	71	262
Financial Margin	33	63	19	112
Service Fees	-	80	-	80
Non-interest Expenses	(82)	(54)	(36)	(171)
Tax Expenses for ISS, PIS and Cofins	(12)	(9)	(4)	(23)
Other Operating Income	1	0	0	2
Operating Income	34	178	50	262
Non-operating Income	4	0	2	6
Income Before Income Tax and Social Contribution	38	178	52	268
Income Tax/Social Contribution	(12)	(58)	(17)	(88)
Profit Sharing	(2)	(1)	-	(3)
Net Income	24	119	34	177
(RAROC) - Return on Average Tier I Allocated Capital	18.2%	42.6%	147.1%	40.8%
Efficiency Ratio	70.7%	23.3%	41.9%	39.5%

NB: The Consolidated figure does not represent the sum of the parts because certain intercompany transactions were eliminated only at the Consolidated level.
The information on VGBL was classified together with the pension plan products.
Non-interest Expenses comprise Personnel Expenses, Other Administrative Expenses, Tax Expenses for CPMF and Other Taxes, and Other Operating Expenses.
The Insurance subsegment includes 100% of Itaú XL. The Underwriting Margin refers to the Insurance business.

Itaubanco - Insurance, Pension Plans and Capitalization

Insurance

The pro forma net income of the insurance subsegment remained stable, with a slight R$ 1 million increase during the quarter.

Net income from Insurance, Pension Plan and Capitalization transactions grew by 11.0%, due to the improved performance of insurance transactions. The claim rate was in line with the prior quarter, while the residential product recorded increased sales.

A new chart depicting the performance of Underwriting Margin in the insurance subsegment is shown below.

Composition of earned premiums



4th Quarter/07
3rd Quarter/07
16.5%
36.3%
3.4%
10.3%
33.5%
16.2%
37.3%
3.0%
10.8%
32.7%
Automobile
Life and Personal Accidents
Property Risk
Transportation
Others

NB: Insurance charts do not include the Itauseg Saúde companies and include the Life line of Itaú Vida e Previdência S.A.

Underwriting Margin



17.0%
15.4%
21.1%
18.9%
22.9%
21.7%
19.0%
17.1%
18.8%
84
80
109
97
116
117
105
94
105
4Q/05
1Q/06
2Q/06
3Q/06
4Q/06
1Q/07
2Q/07
3Q/07
4Q/07
Underwriting Margin (R$ million)
Underwriting Margin (% Earned Premiums)

The Underwriting Margin, equal to Premiums Earned less Retained Claims, Selling expenses, and Operating Income/Expenses, represents the operating performance of the insurance subsegment.

The share of products in the composition of premiums earned remained flat from the prior period. The Life and Residential lines increased by 6.5% and 4.2%, respectively, in terms of business volume, totaling 2,143 thousand policies and 569 thousand policies, respectively.

Number of Policies - Mass products

In Thousands



2,576
2,512
2,598
2,724
2,890
3,082
3,135
3,274
3,429
554
527
554
564
579
583
550
546
569
1,174
1,217
1,304
1,459
1,604
1,803
1,877
2,013
2,143
848
769
740
702
706
696
709
715
717
Dec/05
Mar/06
Jun/06
Sep/06
Dec/06
Mar/07
Jun/07
Sep/07
Dec/07
Automobile
Life and Personal Accidents
Residential

Life and Pension Plan

The pro forma net income of the life and pension plan subsegment declined by 11.7%, due to the increased number of retained life insurance claims, as well as decreased financial margin driven by lower gains on variable income instruments.

Capitalization

The pro forma net income of the capitalization subsegment remained stable. In spite of the 13.9% increase in revenues from capitalization premiums, net of changes in technical provisions, the decline in the financial margin brought about by lower gains on variable income instruments virtually eliminated this increase.

Combined Ratio

The combined ratio, which shows the operating cost efficiency in relation to income from premiums earned, increased by 1.0 p.p. quarter-on-quarter. The increase arises from the claim rate of the life product.

Combined Ratio and Underwriting Margin


27.3%
24.0%
29.4%
27.2%
32.0%
30.7%
26.3%
27.5%
25.6%
92.2%
91.2%
86.4%
89.1%
82.8%
85.9%
91.3%
89.7%
90.7%
51.7%
4Q./05
1Q./06
2Q./06
3Q./06
4Q./06
1Q./07
2Q./07
3Q./07
4Q./07
Insurance Claims/ Earned Premiums
Selling Expenses/ Earned Premiums
Administrative Expenses and Others/Earned Premiums
Underwriting Margin (% Earned Premiums)

In this quarter, additional information on the percentage of Underwriting Margin over Earned Premiums is presented, so as to highlight the relationship between the Combined Ratio and the segment operating performance.

NB: The chart does not include the Itauseg Saúde company and includes the Life line of Itaú Vida e Previdência S.A.
The results from *Proteção Cartão* are not included in the calculation of the combined ratio.

Insurance Technical Provisions

At December 31, 2007, technical provisions amounted to R$ 2,016 million, up 4.2% from the previous quarter.

R$ Million


1,587
1,661
1,687
1,709
1,774
1,838
1,887
1,934
2,016
Dec/05
Mar/06
Jun/06
Sep/06
Dec/06
Mar/07
Jun/07
Sep/07
Dec/07

Pension Plan Technical Provisions

At December 31, 2007, technical provisions totaled R$ 20,689 million, a 6.6% increase compared to the prior quarter.

R$ Million


11,940
12,795
13,649
14,740
16,134
17,176
18,518
19,415
20,689
7,048
7,683
8,400
9,277
10,361
11,211
12,325
13,013
14,015
Dec/05
Mar/06
Jun/06
Sep/06
Dec/06
Mar/07
Jun/07
Sep/07
Dec/07
VGBL
PGBL
Traditional and Others

Capitalization Technical Provisions

At December 31, 2007, technical provisions totaled R$ 1,127 million, a 0.9% growth in the quarter.

R$ Million


1,111
1,081
1,072
1,084
1,127
1,115
1,105
1,117
1,127
Dec/05
Mar/06
Jun/06
Sep/06
Dec/06
Mar/07
Jun/07
Sep/07
Dec/07

Number of Capitalization Bonds - PIC

In Thousands


3,873
3,973
4,205
4,544
4,627
4,769
4,822
4,985
5.144
451
450
522
632
715
774
799
849
858
Dec/05
Mar/06
Jun/06
Sep/06
Dec/06
Mar/07
Jun/07
Sep/07
Dec/07
Super PIC
PIC

In this quarter, the portfolio totaled 5.1 million active bonds, which represented a 3.2% increase when compared to the previous quarter.

Itaubanco - Investment Funds and Managed Portfolio

The pro forma financial statements shown below are based on management information generated by in-house models, so as to more accurately reflect the performance of the Fund Management area.

R$ Million

Itaubanco - Investment Funds and Managed Portfolios	4th Q/07	3rd Q/07	Variation	
Banking Service Fees	572	537	35	6.6%
Mutual Fund Management Fees (*)	407	430	(23)	-5.4%
Brokerage Services	132	73	59	81.2%
Custody Services and Managed Portfolios	33	34	(1)	-2.1%
Transfer to Banking	(228)	(208)	(20)	9.7%
Non-interest Expenses	(194)	(164)	(31)	18.7%
Tax Expenses for ISS, PIS and Cofins	(34)	(32)	(2)	7.6%
Income before Tax and Profit Sharing	116	133	(18)	-13.4%
Income Tax and Social Contribution	(39)	(45)	6	-13.4%
Profit Sharing	(39)	(39)	(1)	1.3%
Net Income	37	49	(12)	-25.0%

(*) Does not include income from Pension Plans Fund Management.
Note: The Non-interest Expenses are made up of Personnel Expenses, Other Administrative Expenses, Tax Expenses for CPMF and Others and Other Operating Expenses.

During the fourth quarter of 2007, net income from investment funds and managed portfolios amounted to R$ 37 million.

In the fourth quarter of 2007, brokerage service fees increased by 81.2% compared to the prior quarter, as a result of our enhanced investment banking activities. On the other hand, fund management fees decreased by 5.4%, mainly as a result of fewer working days in the fourth than in the third quarter.

Assets Under Management (AUM)

R$ Billion



14.4%
14.7%
14.5%
17.4%
16.7%
16.3%
16.0%
15.7%
15.4%
Market Share
120.3
135.6
138.9
176.8
179.9
186.3
201.2
205.3
217,4
9.0
9.3
10.0
11.9
21.0
23.9
112.6
126.6
129.6
166.8
174.8
182.6
Dec/05
Mar/06
Jun/06
Sep/06
Dec/06
Mar/07
Jun/07
Sep/07
Dec/07
Investment Funds
Managed Portfolios

Market Share - Source: ANBID/Ranking Global

Itaú Corretora

In the fourth quarter of 2007, Itaú Corretora, whose management is independent from the fund management activities, handled contracts worth R$ 32,475 million on Bovespa, corresponding to a 106.3% growth from the same period of 2006, and 7.9% compared to the prior quarter. On BM&F, Itaú Corretora handled 2.7 million contracts, 15.7% more than in the same period of 2006.

Itaú Corretora acted as coordinator of IPOs and follow-on offers of companies in the financial services, civil construction, energy and other sectors, for the aggregate amount of R$ 10.3 billion. The highlight was BM&F's IPO, with proceeds of R$ 6.0 billion, and the participation of 260 thousand individuals and over 500 institutional investors.

Itaú Corretora, through its Home Broker – www.itautrade.com.br – was responsible for a volume of trading of R$ 3,361 million, growing by 149.1% and 42.4% from the fourth quarter of 2006 and third quarter of 2007, respectively.

Itaú BBA

The pro forma income statement of Itaú BBA is presented below.

R$ Million

Itaú BBA	4th Q/07	3rd Q/07	Variation	
Managerial Financial Margin	526	512	15	2.9%
• Banking Operations	358	352	6	1.8%
• Treasury	99	81	18	22.2%
• Management of Foreign Exchange Risk from Investments Abroad	70	79	(9)	-12.0%
Result from Loan Losses	(27)	10	(37)	-357.0%
Provision for Loan and Lease Losses	(31)	9	(40)	-427.3%
Recovery of Credits Written Off as Losses	4	1	3	319.1%
Net Result from Financial Operations	500	522	(22)	-4.2%
Other Operating Income / (Expenses)	(102)	(72)	(30)	40.8%
Banking Service Fees	216	179	37	20.9%
Non-interest Expenses	(234)	(217)	(17)	7.9%
Tax Expenses for ISS, PIS and COFINS	(48)	(47)	(1)	1.8%
Equity in the Earnings of Associated Companies	6	(0)	6	-2230.7%
Other Operating Income	(41)	14	(55)	-392.0%
Operating Income	398	450	(52)	-11.5%
Non-operating Income	4	1	2	139.1%
Income before Tax and Profit Sharing	402	451	(49)	-11.0%
Income Tax and Social Contribution	(82)	(99)	17	-17.2%
Profit Sharing	(48)	(32)	(16)	51.2%
Net Income	272	321	(49)	-15.2%

Note: The Item Non-interest Expenses is composed of Personnel Expenses, Other Administrative Expenses, Tax Expenses for CPMF and other taxes and Other Operating Expenses.

In the fourth quarter, the financial margin totaled R$ 526 million, corresponding to a 2.9% increase compared to the prior quarter.

The financial margin from banking transactions added up to R$ 358 million, a 1.8% increase compared to R$ 352 million in the previous quarter due to the increase in volume of credit operations in the period.

With regard to treasury transactions, net income of R$ 99 million in the fourth quarter reflects a 22.2% increase from the prior quarter, in spite of the high volatility levels seen also in the last quarter of the year.

The financial margin of management of exchange risk of investments abroad corresponds to the remuneration of these investments at the CDI rate. The negative variation quarter-on-quarter, amounting to R$ 9 million, arises from the reduction in interest rates during the period.

The credit portfolio exhibits outstanding quality, where 99% of the loans have been ascribed risk levels "AA", "A" and "B", pursuant to the criteria set forth in Resolution 2682 of the National Monetary Council. The results from doubtful loans were a provision expense of R$ 27 million in the fourth quarter, chiefly due to the increased loan portfolio and risk re-ratings. Accordingly, net result from financial operations totaled R$ 500 million, or a 4.2% decline compared to the prior quarter.

Banking service fees added up to R$ 216 million in the fourth quarter of 2007, corresponding to a 20.9% increase from the prior quarter, primarily on account of income from investment banking transactions.

Non-interest expenses, amounting to R$ 234 million, grew by 7.9% compared to the prior quarter.

As a result of the above mentioned factors, Itaú BBA pro forma net income added up to R$ 272 million in the fourth quarter, corresponding to an annualized return on average allocated capital (tier 1) of 18.3% in the period.

Itaucred

The pro forma financial statements of Itaucred are presented below, based on managerial information provided by proprietary models, in order to more accurately reflect the performance of the business units.

On December 31, 2007

R$ Million

ASSETS	Itaucred			
	Vehicles	Credit Cards - Non-Account Holders	Taií + Payroll	Itaucred
Current and Long-Term Assets	32,277	4,115	4,065	40,457
Loans	31,961	4,347	4,493	40,802
(Allowance for Loan Losses)	(1,699)	(410)	(655)	(2,763)
Other Assets	2,014	177	228	2,419
Permanent Assets	60	0	67	127
TOTAL ASSETS	32,336	4,115	4,132	40,584

R$ Million

LIABILITIES	Itaucred			
	Vehicles	Credit Cards - Non-Account Holders	Taií + Payroll	Itaucred
Current and Long-Term Liabilities	29,802	3,508	3,549	36,859
Deposits	8	-	-	8
Securities Repurchase Agreements	28,363	629	2,471	31,463
Borrowings and On-Lendings	242	-	0	242
Other Liabilities	1,189	2,878	1,078	5,146
Allocated Capital Tier I	2,534	608	583	3,725
Allocated Capital Tier I of Minority Interests	-	-	146	146
Allocated Capital Tier I of Parent Company	2,534	608	437	3,578
TOTAL LIABILITIES	32,336	4,115	4,132	40,584

Statement of Income

R$ Million

4th Quarter/07	Vehicles	Credit Cards - Non-Account Holders	Taií + Payroll	Itaucred
Managerial Financial Margin	716	344	234	1,294
Result from Loan Losses	(259)	(139)	(124)	(523)
Provision for Loan and Lease Losses	(305)	(155)	(147)	(607)
Recovery of Credits Written Off as Losses	45	17	22	84
Net Result from Financial Operations	457	206	110	772
Other Operating Income/(Expenses)	(7)	(94)	(117)	(218)
Banking Service Fees	273	156	56	486
Operating Result of Insurance, Pension Plans and Capitalization	5	14	(1)	18
Non-interest Expenses	(241)	(239)	(153)	(633)
Tax Expenses for ISS, PIS and Cofins	(69)	(25)	(23)	(117)
Other Operating Income	25	0	4	28
Operating Income	449	112	(8)	553
Non-operating Income	(0)	-	(0)	(0)
Income Before Tax and Profit Sharing	449	112	(8)	553
Income Tax and Social Contribution	(153)	(38)	3	(188)
Profit Sharing	(10)	(3)	(6)	(19)
Net Income	286	71	(11)	346
Net Income of Minority Interests	-	-	(0)	(0)
Net Income of Parent Company	286	71	(11)	346
(RAROC) - Return on Average Tier I Allocated Capital	47.9%	49.0%	-8.0%	39.3%
Efficiency Ratio	25.4%	48.8%	56.7%	37.0%

Note: Non-interest Expenses comprises Personnel Expenses, Other Administrative Expenses, Tax Expenses for CPMF and Other Taxes, and Other Operating Expenses.

Itaucred

On September 30, 2007

R$ Million

ASSETS	Itaucred			
	Vehicles	Credit Cards - Non-Account Holders	Taií + Payroll	Itaucred
Current and Long-Term Assets	27,523	3,625	3,853	35,001
Loans	27,571	3,827	4,248	35,647
(Allowance for Loan Losses)	(1,510)	(399)	(618)	(2,527)
Other Assets	1,462	196	223	1,882
Permanent Assets	56	0	69	124
TOTAL ASSETS	27,579	3,625	3,922	35,125

R$ Million

LIABILITIES	Itaucred			
	Vehicles	Credit Cards - Non-Account Holders	Taií + Payroll	Itaucred
Current and Long-Term Liabilities	25,331	3,074	3,406	31,810
Deposits	6	-	-	6
Securities Repurchase Agreements	24,035	539	2,536	27,109
Borrowings and On-Lendings	220	0	0	220
Other Liabilities	1,069	2,535	870	4,474
Allocated Capital Tier I	2,248	551	516	3,315
Allocated Capital Tier I of Minority Interests	-	-	134	134
Allocated Capital Tier I of Parent Company	2,248	551	382	3,181
TOTAL LIABILITIES	27,579	3,625	3,922	35,125

Statement of Income

R$ Million

3rd Quarter/07	Vehicles	Credit Cards - Non-Account Holders	Taií + Payroll	Itaucred
Managerial Financial Margin	724	319	224	1,267
Result from Loan Losses	(239)	(165)	(116)	(520)
Provision for Loan and Lease Losses	(279)	(175)	(147)	(601)
Recovery of Credits Written Off as Losses	40	11	30	81
Net Result from Financial Operations	485	154	107	747
Other Operating Income/(Expenses)	(43)	(68)	(135)	(246)
Banking Service Fees	234	150	51	435
Operating Result of Insurance, Pension Plans and Capitalization	1	15	1	17
Non-interest Expenses	(214)	(212)	(168)	(595)
Tax Expenses for ISS, PIS and Cofins	(64)	(24)	(22)	(110)
Other Operating Income	0	3	3	6
Operating Income	442	86	(28)	501
Non-operating Income	(0)	(0)	(0)	(0)
Income Before Tax and Profit Sharing	442	86	(28)	501
Income Tax and Social Contribution	(146)	(28)	10	(164)
Profit Sharing	(3)	(0)	(0)	(3)
Net Income	293	57	(18)	333
Net Income of Minority Interests	-	-	(6)	(6)
Net Income of Parent Company	293	57	(12)	339
(RAROC) - Return on Average Tier I Allocated Capital	55.0%	37.6%	-12.4%	40.2%
Efficiency Ratio	23.9%	45.8%	65.5%	36.8%

Note: Non-Interest Expenses comprises Personnel Expenses, Other Administrative Expenses, Tax Expenses for CPMF and Other Taxes, and Other Operating Expenses.

Itaucred

Vehicles

In the fourth quarter of 2007, the expansion of vehicle financing and leasing helped to increase income from service fees associated with credit analysis and approval. Credit risk assumption expenses were impacted by the evolution of transactions in arrears, which was anticipated given the credit portfolio strong growth. It should be noted, however, that the delinquency ratio for this subsegment improved during the period. Non-interest expenses increased on account of the higher level of operating activities in the period.

Credit Card – Non-Account Holders

The Credit Card – Non-Account Holders subsegment net income in the fourth quarter of 2007 amounted to R$ 71 million, up 24.1% from the prior quarter. The main changes were:

Higher managerial financial margin, arising mainly from the higher level of financing to credit card holders;

In spite of the increased amount of receivables (cash purchases and non-interest bearing installment purchases) and financing, the expenses for the provision for doubtful loans was positively impacted by the improved quality of credits granted;

Higher service fee revenues, essentially from interchange arising from the higher transaction amounts, as usually happens in the latter part of the year;

Increased advertising, telemarketing and postage expenses, usually seen in the fourth quarter of the year.

Taií

Taií, which is Itaú's consumer credit segment, comprises the operations of Financeira Itaú (FIT), 100% owned by Itaú, Financeira Itaú CBD (FIC), and Financeira Americanas Itaú (FAI), in which Itaú's share represents 50%.

Taií's credit portfolio, excluding payroll credit, added up to R$ 1,937 million in December 2007, increasing by 8.1% compared to previous quarter, primarily on account of a 19.1% increase in sales (financial volume of transactions and disbursements). The customer base reached 6.1 million, up 3.6% from the third quarter of 2007.

Financeira Itaú

The network of Taií's own stores closed the year of 2007 with 258 units. In 2007, the focus was on the expansion of the product portfolio and the activation of the customer base. The portfolio volume totaled R$ 459 million, a 5.2% growth compared to the prior quarter.

Financeira Itaú CBD

In the third quarter of 2007, Financeira Itaú CBD - FIC introduced changes in its operational model, aiming at higher levels of efficiency and productivity, as well as cost reduction, by implementing electronic presence in 315 stores. As a result, the company is now present in 545 CBD group stores. The product portfolio totaled R$ 1,345 million at the end of 2007, increasing by 8.8% compared to the previous quarter. The fourth quarter of 2007 was characterized by a marked growth in the customer base with the cobranded card, arising from the upgrade of a portion of private label cards, which significantly increased the volume of transactions both in and outside the stores.

Financeira Americanas Itaú

In 2007, FAI accounts totaled 1 million. The credit portfolio reached R$ 134 million, corresponding to 50% of the total volume, as FAI operations are consolidated into the Itaucred segment in proportion to Banco Itaú's shareholding. Financeira Americanas Itaú (FAI) has the following distribution channels: (i) points of sale at Lojas Americanas and Americanas Express, with 278 stores; (ii) Americanas.com, offering cobranded cards, FAI on-line with the option to pay the purchase online with the cards, with a distinctive reward program; and (iii) Canal Aberto Shoptime, which, as from July 2007, distributes direct consumer credit products for the purchase of electric appliances, insurance, and personal loans through cards or guaranteed checks.

Payroll Credit

This product is distributed at all our service points. In the fourth quarter of 2007, the balance of these transactions carried out by the Itaucred subsegment totaled R$ 2,555 million, a 3.9% increase compared to the prior quarter.

Taií + Payroll - Net Income/(Loss) *R$ Million*

	4th Q/07	3rd Q/07	Variation
FIT	(14)	(10)	(3)
FIC	(1)	(12)	11
FAI	(9)	(9)	(0)
Subtotal - Taií	(23)	(31)	7
Payroll	12	13	(1)
Total	(11)	(18)	7

Taií + Payroll - Credit Portfolio *R$ Million*

	Dec 31,07	Sep 30,07	Variation
FIT	459	436	22
FIC	1,345	1,236	109
FAI	134	120	13
Payroll	2,555	2,455	100
Total	4,493	4,248	244

Banco Itaú Holding Financeira S.A.

Consolidated Balance Sheet

Consolidated Balance Sheet

Securities Portfolio

History of Securities Portfolio

R$ Million

	Dec31, 07	%	Sep 30, 07	%	Dec31, 06	%	Variation (%) Dec/07-Sep/07	Variation (%) Dec/07-Dec/06
Public Securities - Domestic	14,569	23.8%	14,078	21.8%	9,373	20.3%	3.5%	50.2%
Public Securities - Foreign	11,083	18.1%	14,363	22.3%	3,135	6.8%	-22.8%	358.2%
Total Public Securities	25,652	41.8%	28,441	44.1%	12,508	27.1%	-9.8%	127.4%
Private Securities	12,901	21.0%	13,953	21.6%	16,036	34.7%	-7.5%	-13.0%
PGBL/VGBL Fund Quotas	18,664	30.4%	17,456	27.1%	14,324	31.0%	6.9%	21.9%
Derivative Financial Instruments	4,120	6.7%	4,663	7.2%	3,368	7.3%	-11.6%	38.4%
Total Securities	61,338	100.0%	64,513	100.0%	46,236	100.0%	-4.9%	39.5%

The securities portfolio declined by 4.9% from the prior period. The 22.8% reduction in the balance of other countries' government securities was the main driver of this change, brought about by the maturity of the Austria Eurobond and the realization of the U.S. Treasury Note.

Private Securities Portfolio and Credit Portfolio

At December 31, 2007, securities of private companies and credit operations reached a balance of R$ 140,491 million, a 9.7% increase compared to the third quarter.

Funds Intended for the economic agents

R$ Million

Dec 31, 07						
Risk Level	AA	A	B	C	D - H	Total
Euro Bonds and Similar	3,222	396	148	14	-	3,780
Certificates of Deposit	1,668	124	0	-	-	1,792
Debentures	1,437	1,290	1	-	-	2,728
Shares of Public Companies	850	27	23	-	47	947
Promissory Notes	-	-	358	-	-	358
Other	1,068	2,143	62	21	2	3,296
Subtotal	8,245	3,980	592	35	49	12,901
Credit Operations(*)	27,025	60,105	24,503	5,315	10,642	127,589
Total	35,270	64,085	25,095	5,350	10,691	140,491
% of Total	25.1%	45.6%	17.9%	3.8%	7.6%	100.0%

(*) Endorsements and Sureties Included.

R$ Million

Sep 30, 07						
Risk Level	AA	A	B	C	D - H	Total
Euro Bonds and Similar	3,629	319	121	14	-	4,083
Certificates of Deposit	2,657	65	0	-	-	2,722
Debentures	1,387	1,431	19	-	-	2,837
Shares of Public Companies	1,183	57	118	-	37	1,394
Promissory Notes	27	53	108	3	15	206
Other	898	1,036	751	23	3	2,711
Subtotal	9,782	2,959	1,116	40	55	13,953
Credit Operations(*)	23,475	52,806	22,035	5,123	10,633	114,071
Total	33,257	55,765	23,151	5,163	10,688	128,024
% of Total	26.0%	43.6%	18.1%	4.0%	8.3%	100.0%

(*) Endorsements and Sureties Included.

Credit Portfolio

The fourth quarter of 2007 saw increases in the credit portfolio, both for individuals and companies. Within the individual portfolio, vehicle financing transactions were noteworthy. The Bank carried on its actions aimed at credit extension and monitoring, with a view to improving the quality and achieving a better risk/return ratio on the transactions. This allowed for the continuing growth of the portfolio. The volume of credits linked to foreign currencies increased by 17.8% in the fourth quarter, representing 20.5% of the total portfolio in December 2007.

In December 2007, the Food and Beverage industry showed the highest concentration risk, accounting for 4.5% of the total portfolio. The industries which posted the most significant growth in the quarter were: Transportation (33.5% increase), Food and Beverage (14.4% increase), Agribusiness (14.5% increase), Mining (82.5% increase) and Metallurgy and Steel (19.4% increase).

In the fourth quarter of 2007, loans rated "AA" to "B" had an 87.5% share in the total portfolio, increasing by 1.3 p.p. in the period. Loans extended in recent periods show consistent improvement in risk quality, which helps improve the portfolio performance indicators. The ongoing efforts to diversify the credit portfolio has led to a lower concentration of the largest debtors in relation to the total portfolio. In December 2007, the 100 largest debtors accounted for 17.2% of the total portfolio.

Quarterly Growth of Credit Portfolio - Itaú vs Market


5.5%
5.3%
3.2%
5.0%
1.4%
4.8%
8.7%
11.3%
3.1%
5.2%
3.9%
7.0%
3.4%
5.6%
7.2%
8.7%
1st Q/06
2nd Q/06
3rd Q/06
4th Q/06
1st Q/07
2nd Q/07
3rd Q/07
4th Q/07
Itaú
Market

Note: Does not include sureties and endorsements. In 3Q/06 and 1Q/07, increases were adjusted for the impact of the consolidation of BKB Brasil and BKB Chile and Uruguay operations, respectively.

Source: Brazilian Central Bank

Consolidated Balance Sheet

Credit Operations

R$ Million (*)



CAGR from 1987 to 2000: 10.6%
CAGR from 2000 to 2007: 24.7%
7,353
6,535
9,057
12,206
14,127
19,596
27,253
34,282
45,414
44,581
53,275
67,756
127,589
87
88
89
90
91
92
93
94
95
96
97
98
99
00
01
02
03
04
05
06
07
Credit Operations including Endorsements and Sureties
Credit Operations

(*) In constant currency as of December 31, 1995 up to that date; in nominal amounts thereafter.

Credit Portfolio Development Consolidated by Client Type and Currency

R$ Million

				Variation			
Local Currency	Dec/07	Sep/07	Dec/06	Dec/07 - Sep/07		Dec/07 - Dec/06	
	Balance	Balance	Balance	Balance	%	Balance	%
Individuals	54,375	49,139	40,330	5,236	10.7%	14,045	34.8%
Credit Card	10,925	9,466	9,188	1,459	15.4%	1,737	18.9%
Personal Loans	13,839	14,114	13,127	(274)	-1.9%	712	5.4%
Vehicles	29,611	25,558	18,014	4,052	15.9%	11,596	64.4%
Businesses	41,021	37,119	33,711	3,902	10.5%	7,309	21.7%
Corporate	22,421	20,410	19,586	2,011	9.9%	2,836	14.5%
Small and Medium-Sized Companies	18,599	16,709	14,126	1,890	11.3%	4,474	31.7%
Mandatory Loans	6,332	5,853	5,896	479	8.2%	435	7.4%
Rural Loans	3,650	3,390	3,478	260	7.7%	172	5.0%
Mortgage Loans	2,682	2,463	2,419	218	8.9%	263	10.9%
Argentina / Chile / Uruguay	-	-	-	-	-	-	-
Total	101,728	92,111	79,937	9,617	10.4%	21,790	27.3%
Foreign Currency							
Individuals	41	35	28	6	17.0%	13	45.0%
Credit Card	-	-	-	-	-	-	-
Personal Loans	41	35	28	6	17.0%	13	45.0%
Vehicles	-	-	-	-	-	-	-
Businesses	16,503	13,761	12,841	2,742	19.9%	3,662	28.5%
Corporate	13,334	10,837	10,726	2,497	23.0%	2,607	24.3%
Small and Medium-Sized Companies	3,169	2,923	2,114	246	8.4%	1,055	49.9%
Mandatory Loans	4	-	-	4	-	4	-
Rural Loans	4	-	-	4	-	4	-
Mortgage Loans	-	-	-	-	-	-	-
Argentina / Chile / Uruguay	9,314	8,164	842	1,150	14.1%	8,472	1006.4%
Total	25,862	21,960	13,711	3,902	17.8%	12,151	88.6%

Note: Includes endorsements and sureties. Vehicle financing transactions where the assignor is co-obligor were reclassified to the "Large Corporation" group.

Consolidated Credit Portfolio by Client Type and Risk Level

R$ Million

Dec 31, 07	AA	A	B	C	D	E	F	G	H	Total
Individuals	2	33,559	10,376	2,478	2,439	1,535	1,219	505	2,304	54,416
Credit Card	0	2,767	5,538	845	725	341	158	102	448	10,925
Personal Loans	2	4,912	3,416	683	1,338	963	913	283	1,372	13,881
Vehicles	-	25,880	1,422	949	377	231	148	120	484	29,611
Businesses	21,624	19,728	11,809	2,219	883	416	233	106	506	57,524
Corporate	19,040	12,810	3,600	149	29	65	28	0	35	35,755
Small and Medium-Sized Companies	2,584	6,918	8,209	2,070	854	351	205	106	471	21,769
Mandatory Loans	1,624	3,226	972	132	90	165	39	21	66	6,335
Argentina / Chile / Uruguay	3,775	3,592	1,346	485	29	20	12	7	48	9,314
Total	27,025	60,105	24,503	5,315	3,441	2,136	1,503	638	2,924	127,589

Real Estate Credit

In the last quarter of 2007, the real state loan portfolio of the reached R$ 2,682 million, growing by 8.9% compared to the prior quarter. The main driver of this change was the increase in the financed volume both to individuals and companies. In the quarter, Banco Itaú had a 20% market share among private institutions.

At December 31, 2007, the volume of real estate financing to individual borrowers included 2,704 loans, a 32% growth from the third quarter. Financing to construction companies and developers increased by 137% in the period.

Consistent with its intent of making a contribution to the sustainable growth of the real estate market, in the fourth quarter, Itaú became the first private bank to offer real estate financing using FGTS (Government Severance Indemnity Fund for Employees) funds. Furthermore, the Bank launched the "Construção Socioambiental" product for companies, offering reduced tariffs for construction of projects that contemplate environmental preservation and social incentive actions.

In this connection, also noteworthy was the partnership entered into with Lopes, the largest real estate brokerage and consultancy in Brazil. The agreement, with a 20-year exclusivity clause, provides for the formation of a company to promote real estate financing products. The goal is to boost real estate sales, foster growth in the secondary market, and facilitate access to credit.

Funding

The funding balance grew by 12.1% in the fourth quarter of 2007, chiefly driven by the 15.8% increase in the deposit balance. Demand deposits rose in line with the seasonal pattern typical of the last quarter of the year, compounded by amounts withheld in anticipation of the extinction of the CPMF tax effective January 1, 2008, which changed our funding mix. The balance of savings deposits, which are more attractive now given the lower interest rate environment, also grew by 8.8%. Finally, funds obtained in the open market rose by 5.5%, basically comprising committed operations backed by own securities.

The funding profile is closely related to liquidity management, where:

- Cash flow is managed so that funds obtained from customers (average growth of 16.5% p.a. over the past 7 years) support their credit transactions;
- With the higher demand for these assets (average growth of 24.7% p.a. over the same period), Itaú meets its marginal funding needs through funds obtained in the market.

Funding Balance

R$ Millon

	Dec 31, 07	%	Sep 30, 07	%	Dec 31, 06	%	Variation (%)	
							Dec/07-Sep/07	Dec/07-Dec/06
Demand deposits	28,134	20.5%	20,121	16.4%	19,097	18.6%	39.8%	47.3%
Savings deposits	27,990	20.4%	25,715	21.0%	22,912	22.4%	8.8%	22.2%
Interbank deposits	1,616	1.2%	1,354	1.1%	2,167	2.1%	19.3%	-25.4%
Time deposits	23,852	17.4%	23,242	19.0%	16,997	16.6%	2.6%	40.3%
Subtotal	81,592	59.5%	70,433	57.5%	61,173	59.7%	15.8%	33.4%
Securities Repurchase Agreements - Own Issue	41,140	30.0%	39,009	31.9%	28,349	27.7%	5.5%	45.1%
Funds from Acceptances and Issue of Securities	8,371	6.1%	7,327	6.0%	7,541	7.4%	14.3%	11.0%
On-lendings	6,117	4.5%	5,684	4.6%	5,338	5.2%	7.6%	14.6%
Total	137,221	100.0%	122,453	100.0%	102,401	100.0%	12.1%	34.0%

Stockholders' Equity

The Bank's stockholders' equity totaled R$ 28,969 million as of December 31, 2007, increasing by 3.5% from the prior quarter. This growth is mainly associated with net income for the period. The Basel ratio reached 17.9% in December, significantly above the minimum level of 11% required by the Brazilian Central Bank. During the quarter, this line was also impacted by the change in the calculation of the Basel ratio, which now takes into account the tax effects to determine the foreign rate exposure, pursuant to Circular-letter 3367 of September 12, 2007 (see Note 3 to the Financial Statements).

Balance Sheet by Currency (*)

The Balance Sheet by Currency shows the balances linked to the local and foreign currencies. At December 31, 2007, the net foreign exchange position, including investments abroad and disregarding the portion of minority interests, was a liability totaling US$ 3,240 million. It should be pointed out that the gap management policy adopted by the Bank takes into consideration the tax effects on this position. As the profit from exchange rate variation on investments abroad is not taxed, we have set up a hedge (a liability in foreign exchange derivatives) for a sufficient amount, so that the total foreign exchange exposure, net of tax effects, is virtually nil and consistent with our strategy of low exposure to risk.

R$ Million

Assets	Dec 31,07					Sep 30,07
	Consolidated	Business in Brazil			Business Abroad	Business in Brazil
		Total	Local Currency	Foreign Currency		Foreign Currency
Cash and Cash Equivalents	4,288	3,192	2,873	319	1,122	427
Short Term Interbank Deposits	56,785	48,991	47,297	1,694	12,646	208
Securities	61,338	53,570	53,187	383	14,209	50
Loans	115,548	100,523	94,027	6,496	17,088	5,609
(Allowance for Loan Losses)	(7,926)	(7,687)	(7,687)	0	(239)	0
Other Assets	60,947	61,347	49,973	11,374	2,162	15,089
Foreign Exchange Portfolio	18,770	21,167	10,132	11,034	0	14,705
Other	42,177	40,180	39,840	340	2,162	384
Permanent Assets	3,896	12,712	2,666	10,046	1,223	9,115
TOTAL ASSETS	294,876	272,648	242,335	30,312	48,211	30,498
DERIVATIVES - PURCHASED POSITIONS						
Futures				15,184		13,455
Options				5,110		2,692
Swaps				12,296		11,811
Other				6,190		6,533
TOTAL ASSETS AFTER ADJUSTMENTS (a)				69,094		64,989

Liabilities	Dec 31,07					Sep 30,07
	Consolidated	Business in Brazil			Business Abroad	Business in Brazil
		Total	Local Currency	Foreign Currency		Foreign Currency
Deposits	81,592	63,644	63,604	39	18,121	42
Funds Received under Securities Repurchase Agreements	64,733	63,302	63,302	0	1,433	0
Funds from Acceptances and Issue of Securities	8,371	11,237	4,498	6,739	4,134	6,936
Borrowings and On-Lendings	16,800	13,218	5,809	7,409	9,569	6,556
Derivative Financial Instruments	3,857	2,736	2,736	0	1,169	0
Other Liabilities	64,527	64,259	53,015	11,245	3,702	15,332
Foreign Exchange Portfolio	18,918	21,311	11,617	9,695	0	14,020
Other	45,610	42,948	41,398	1,550	3,702	1,312
Technical Provisions of Insurance, Pension Plans and Capitalization	23,832	23,832	23,832	0	0	0
Deferred Income	74	59	59	0	15	0
Minority Interest in Subsidiaries	2,121	1,392	1,392	0	21	0
Stockholders' Equity	28,969	28,969	28,969	0	10,046	0
TOTAL LIABILITIES	294,876	272,648	247,216	25,432	48,211	28,866
DERIVATIVES - SOLD POSITIONS						
Futures				22,793		19,291
Options				5,074		2,484
Swaps				17,416		14,502
Other				3,273		4,191
TOTAL LIABILITIES AFTER ADJUSTMENTS (b)				73,988		69,333
Foreign Exchange Position (c = a - b)				(4,895)		(4,344)
Foreign Exchange Position of Minority Stockholders (d)				(844)		(721)
Net Foreign Exchange Position after Minority Stockholders (c + d) R$				(5,739)		(5,065)
Net Foreign Exchange Position after Minority Stockholders (c + d) US$				(3,240)		(2,754)

(*) Excludes transactions between local and foreign business.

Banco Itaú Holding Financeira S.A.

Value at Risk
Activities Abroad
Ownership Structure
Performance in the Stock Market

Value at Risk (VaR)

VaR of the Business Units of Itaú

We show below tables with the VaR of the units of Itaú.

Banco Itaú

As the fixed rate market is expected to maintain its trend, Itaú continued to pursue its strategy of optimizing the risk/return ratio.

Structural Gap had a slight increase in Global VaR, as a result of the increased volatility level seen at the end of the period when compared to the prior quarter levels.

Structural Gap Banco Itaú VaR (*)

R$ Million

	Dec 31, 07	Sep 30, 07
Fixed Rate	94.5	76.6
Benchmark Rate (TR)	7.6	2.6
Inflation Rates	7.9	6.9
Dollar Coupon Rate	19.3	14.8
Foreign Exchange (**)	0.2	1.9
Equities	1.8	11.6
Diversification Impact	(30.3)	(22.2)
Global VaR (**)	101.0	92.2

(*) VaR refers to the maximum potential loss in 1 day, with a 99% confidence level.
(**) Considering the effects of tax adjustments.

During the quarter, the portfolio Average Stress VaR was R$ 90.6 million. At December 31, 2007, the Global Stress VaR stood at R$ 40.6 million. In the period, the major exposures underlying this position were those taken in the internal fixed rate market, followed by variable income transactions.

Stress VaR of the Proprietary Desk of Banco Itaú

R$ Million

	Dec 31, 07	Sep 30, 07
Global Stress VaR	(40.6)	(108.0)
Maximum Global Stress VaR in the quarter	(272.2)	(255.1)
Average Global Stress VaR in the quarter	(90.6)	(67.2)
Minimum Global Stress VaR in the quarter	(31.6)	-

Itaú BBA

The period was characterized by the persistent high volatility seen in both the international and domestic financial markets. Throughout the quarter, risk premiums were adjusted, in particular in the currency, stock, and sovereign risk markets in emerging countries. Itaú BBA maintained its market risk profile at negligible levels considering the institution's net equity. In the quarter, average VaR remained at less than 0.5% of the Bank's tier 1 capital.

Banco Itaú BBA VaR

R$ Million

	Dec 31, 07	Sep 30, 07
Fixed Rate	2.8	15.4
Dollar Coupon Rate	10.6	3.4
Foreign Exchange (*)	6.5	9.1
Equities	10.1	5.0
Sovereign	4.2	11.1
Inflation Rates	7.5	7.0
Foreign Interest Rates	1.8	7.0
Commodities	0.4	1.1
Foreign Exchange - Other Currencies	1.0	2.3
Other	0.9	0.3
Diversification Impact	(28.6)	(26.4)
Global VaR (*)	17.3	35.4
Maximum Global VaR in the quarter	55.5	54.1
Average Global VaR in the quarter	22.9	26.8
Minimum Global VaR in the quarter	10.2	12.6

(*) Considering the effects of tax adjustments.

Itaú

For the sake of comparability, the determination of Itaú Consolidated Global VaR segregates those positions where Statistical VaR is used from the ones where Stress VaR is applied. The next table shows Itaú Consolidated Global VaR, comprising the portfolios of Itaú BBA, Banco Itaú Europa, Banco Itaú Buen Ayre, and Banco Itaú's structural portfolio. Itaú continues to adhere to its policy of operating within relatively low limits. The reduced risk seen in the quarter was driven by changes in the portfolio mix, as fluctuations in market risk factors associated with the crisis were still present, although to a lesser extent, in the volatility levels, as evidenced in the variations in Average and Maximum VaR.

Itaú VaR

R$ Million

	Dec 31, 07	Sep 30, 07
Fixed Rate	97.1	92.0
Benchmark Rate (TR)	7.6	2.6
Inflation Rates	10.0	8.5
Dollar Coupon Rate	14.3	17.0
Foreign Exchange (**)	6.7	11.1
Private and Sovereign Securities	12.1	13.1
Equities	16.4	19.4
Foreign Interest Rates	4.1	9.2
Commodities	0.4	1.1
Foreign Exchange - Other Currencies	1.0	2.3
Other	0.9	0.3
Banco Itaú Europa	1.5	1.2
Banco Itaú Buen Ayre	1.6	5.0
Banco Itaú Chile	1.2	1.0
Diversification Impact	(56.6)	(53.2)
Global VaR (**)	118.2	130.5
Maximum Global VaR in the quarter	154.4	312.3
Average Global VaR in the quarter	127.6	159.0
Minimum Global VaR in the quarter	87.9	48.8

(*) Not considering the Proprietary Desk Portfolio.
(**) Considering the effects of tax adjustments.

Find out more on risk management in Note 20b to the Financial Statements or in our Investor Relations website, www.itauri.com.br, in the Corporate Governance / Risk Management section, and also in Form 20-F, available in the Financial Information/CVM/SEC Files section.

Activities Abroad

Financial Statements

Below we present the financial statements of our main units abroad.

On December 31, 2007

R$ Million

ASSETS	Consolidated Banco Itaú Europa S.A.	Banco Itaú Buen Ayre S.A.	Consolidated Chile	Consolidated Uruguay
Current and Long Term Assets	10,439	1,897	8,082	1,965
Cash and Cash Equivalents	285	68	181	291
Short Term Interbank Deposits	5,031	174	30	466
Securities	1,588	89	1,073	65
Loans	3,398	1,259	6,396	1,107
(Allowance for Loan Losses)	(31)	(28)	(88)	(62)
Other Credits	110	89	261	89
Other Assets	59	244	230	9
Permanent Assets	850	41	137	20
Investments	596	5	1	0
Fixed Assets	11	35	94	19
Deferred Changes	243	-	42	2
TOTAL ASSETS	11,289	1,937	8,219	1,985

LIABILITIES	Consolidated Banco Itaú Europa S.A.	Banco Itaú Buen Ayre S.A.	Consolidated Chile	Consolidated Uruguay
Current and Long Term Liabilities	10,172	1,756	7,427	1,767
Deposits	6,212	1,601	5,213	1,418
Deposits Received under Securities Repurchase Agreements	160	-	194	-
Funds from Acceptances and Issue of Securities	2,050	-	907	-
Borrowings and On-lendings	1,002	63	711	6
Derivative Financial Instruments	64	-	127	-
Other Liabilities	683	92	274	343
Deferred Income	8	-	0	-
Minority Interest in subsidiaries	0	-	0	0
Stockholders' Equity of Parent Company	1,109	182	792	218
TOTAL LIABILITIES	11,289	1,937	8,219	1,985

Statement of Income

R$ Million

4th Quarter/07	Consolidated Banco Itaú Europa S.A.	Banco Itaú Buen Ayre S.A.	Consolidated Chile	Consolidated Uruguay
Financial Margin	25	27	80	26
Result from Loan Losses	(5)	(2)	(15)	(3)
Provision for Loan and Lease Losses	(5)	(2)	(18)	(5)
Recovery of Credits Written Off as Losses	-	(0)	4	2
Net Result from Financial Operations	20	24	65	23
Other Operating Income/(Expenses)	6	(24)	(26)	(21)
Banking Service Fees	33	15	18	38
Non-interest Expenses	(57)	(40)	(63)	(69)
Equity in the Earnings of Associated Companies	17	0	16	-
Other Operating Income	13	(0)	3	10
Operating Income	27	(0)	40	2
Non-operating Income	0	1	(12)	0
Income before Tax and Profit Sharing	27	1	27	2
Income Tax and Social Contribution	9	-	(4)	(2)
Profit Sharing	(3)	-	-	-
Minority Interests	(0)	-	(0)	(0)
Net Income	32	1	23	0
Return on Equity - Annualized (% py)	11.7%	1.8%	11.6%	0.3%
Efficiency Ratio	80.5%	95.6%	62.4%	92.9%

Europe (Lisbon, London and Luxembourg)

We are active in foreign trade, placement of euronotes, offer of more sophisticated financial instruments (Structured Notes), and private banking.

In the past quarter, net income increased by R$ 36 million, chiefly because the financial margin was back to normal levels, due to the absence of events arising from the U.S. mortgage crisis seen in the prior quarter, as well as reversals of provisions for payment of income tax.

Activities Abroad

On September 30, 2007

R$ Million

ASSETS	Consolidated Banco Itaú Europa S.A.	Banco Itaú Buen Ayre S.A.	Consolidated Chile	Consolidated Uruguay
Current and Long Term Assets	10,128	1,670	7,011	1,896
Cash and Cash Equivalents	292	45	178	342
Short Term Interbank Deposits	5,132	118	85	553
Securities	1,643	47	928	78
Loans	2,936	1,101	5,614	932
(Allowance for Loan Losses)	(28)	(25)	(83)	(59)
Other Credits	64	110	209	41
Other Assets	88	274	81	8
Permanent Assets	889	40	120	20
Investments	602	5	1	0
Fixed Assets	11	35	84	19
Deferred Changes	276	-	35	1
TOTAL ASSETS	11,017	1,710	7,132	1,915

LIABILITIES	Consolidated Banco Itaú Europa S.A.	Banco Itaú Buen Ayre S.A.	Consolidated Chile	Consolidated Uruguay
Current and Long Term Liabilities	9,910	1,523	6,353	1,704
Deposits	6,191	1,355	4,557	1,452
Deposits Received under Securities Repurchase Agreements	180	-	175	-
Funds from Acceptances and Issue of Securities	1,953	-	762	-
Borrowings and On-lendings	1,001	71	668	0
Derivative Financial Instruments	31	-	49	-
Other Liabilities	554	97	143	251
Deferred Income	6	-	0	-
Minority Interest in subsidiaries	0	-	0	0
Stockholders' Equity of Parent Company	1,100	187	778	212
TOTAL LIABILITIES	11,017	1,710	7,132	1,915

Statement of Income

R$ Million

3rd Quarter/07	Consolidated Banco Itaú Europa S.A.	Banco Itaú Buen Ayre S.A.	Consolidated Chile	Consolidated Uruguay
Financial Margin	15	27	72	30
Result from Loan Losses	(4)	(1)	(17)	(2)
Provision for Loan and Lease Losses	(4)	(1)	(19)	(2)
Recovery of Credits Written Off as Losses	-	0	2	1
Net Result from Financial Operations	11	26	56	28
Other Operating Income/(Expenses)	(15)	(26)	(14)	(21)
Banking Service Fees	31	14	16	27
Non-interest Expenses	(67)	(40)	(54)	(49)
Equity in the Earnings of Associated Companies	11	0	22	-
Other Operating Income	10	0	2	0
Operating Income	(4)	(0)	42	7
Non-operating Income	0	1	(14)	(0)
Income before Tax and Profit Sharing	(4)	1	28	7
Income Tax and Social Contribution	1	-	(5)	1
Profit Sharing	(1)	-	-	-
Minority Interests	(0)	-	(0)	0
Net Income	(4)	1	23	8
Return on Equity - Annualized (% py)	-1.4%	1.5%	11.9%	15.7%
Efficiency Ratio	120.0%	99.2%	59.6%	84.8%

Argentina

Our consolidated assets grew by R$ 226 million (13.5%) in the quarter, mostly because corporate customers increased both their demand for credit transactions and time deposits. The customer base expanded with the addition of approximately 8 thousand new current accounts, of which 90% represented mid- and higher income customers.

Such growth reflects the restructuring and expansion process that started in 2007. Its most significant aspects are the development of electronic service channels (call center, ATMs and home banking), implementation of predictive models to carry out credit transactions, increased sales force, and specialization of products and commercial agents.

Activities Abroad

Chile

Our consolidated assets grew by R$ 1,087 million (15.3%) primarily driven by the increased demand for real state loans, and loans to corporate clients, both offset by higher time deposits made by companies.

Also noteworthy was the launch of 3 funds (Mix Brasil, Small Cap Brasil and *Selección* Brasil) targeted at individuals who demand securities issued by Brazilian companies and sovereign debt instruments, the addition of 2 thousand new current accounts, and the opening of 7 new branches during the quarter.

Uruguay

The increased demand for financing in the domestic and foreign markets by corporate customers gave rise to a R$ 69 million (3.6%) growth in the Bank's consolidated assets. It should also be pointed out that the customer base expanded in the quarter to include 3 thousand new customers, and a new branch was opened. The Bank's credit card company (OCA S.A.) remains as market leader in Uruguay, with a market share of approximately 43%.

In the fourth quarter, net income declined by R$ 8 million, mostly due to lower income from financial intermediation on foreign currency gap management (R$ 4 million), and increased non-interest expenses (R$ 20 million) on account of labor union agreements, awards and tax expenses, partly offset by higher banking service fees (R$ 11 million) basically arising from credit card tariffs and the increase in other operating income (R$ 10 million) brought about mostly by reversals of provisions for restructuring.

Trade Line Funding

Our comprehensive relationship with correspondent banks provides our institution with sound access to diversified sources of funds, allowing for a substantial increase in the offer and extended terms, reflecting, in comparison to the previous quarter, a slight increase in such costs due to a slender increase of spreads that was brought by the U.S. mortgage crisis.

Trade Line Distribution

Group/Country	Participation
Europe	54%
United States	32%
Latin America	9%
Canada	3%
Asia	2%

Performance of Over-Libor spread on trade lines (%p.y.)

At:	Term (days): 180	360
Jun 30,07	0.150%	0.200%
Sep 30,07	0.200%	0.250%
Dec 31,07	0.300%	0.400%

Main Issues Outstanding[1]

We highlight below the main financial funding outstanding in the fourth quarter of 2007.

US$ Million

Instrument	Coordinator	Balance at Set 30, 07	Issues	Balance at Dec 31, 07	Issue Date	Maturity Date	Coupon % (p.y.)
Fixed Rate Notes [2]	Merrill Lynch	261	0	268	08/13/2001	08/15/2011	4.25%
Fixed Rate Notes	Merrill Lynch and Itaubank	100	0	100	08/13/2001	08/15/2011	10.000%
Fixed Rate Notes	Merrill Lynch and Itaubank	80	0	80	11/09/2001	08/15/2011	10.000%
Fixed Rate Notes	Merrill Lynch	81	0	81	11/25/2003	09/20/2010	5.01%
Fixed Rate Notes	ABN Amro Bank and Itaubank	125	0	125	01/31/2005	01/31/2008	4.375%
Fixed Rate Notes[3]	Itaú Chile	90	0	95	07/24/2007	07/24/2017	UF(9) + 3.79%
Fixed Rate Notes[4]	Itaú Chile	0	97	97	10/30/2007	10/30/2017	UF(9) + 3.44%
Floating Rate Notes	Itaubank	393	0	393	12/31/2002	03/30/2015	Libor(10) + 1.25%
Floating Rate Notes	Merrill Lynch	105	0	105	07/07/2004	03/20/2011	Libor(10) + 0.65%
Floating Rate Notes[5]	HypoVereinsbank and ING	285	0	295	06/22/2005	06/22/2010	Euribor(11) + 0.375%
Floating Rate Notes	Calyon	36	0	36	06/30/2005	09/20/2008	Libor(10) + 0.30%
Floating Rate Notes	Calyon	200	0	200	06/30/2005	09/20/2012	Libor(10) + 0.20%
Floating Rate Notes	Dresdner Bank	200	0	200	09/20/2006	09/20/2013	Libor(10) + 0.50%
Floating Rate Notes[6]	Itaú Europa, HypoVereinsbank and LB Baden Wuerttemberg	143	0	147	12/22/2005	12/22/2015	Euribor(11) + 0.55%
Floating Rate Notes[7]	Itaú Europa, UBS Inv. Bank/US and Natexis Banques Populaires	428	0	442	07/27/2006	07/27/2011	Euribor(11) + 0.32%
Medium Term Notes[8]	HSBC	210	0	219	05/30/2007	05/30/2012	9.21%
Other Notes[12]		454	0	537			
Total		3,190	97	3,420			

(1) Amounts refer to principal amounts
(2) Amount in US$ equivalent on the dates shown to JPY 30 billion.
(3), (4) Amounts in US$ equivalent on the issue dates shown to CHP 46,9 billion and CHP 48,5 billion, respectively.
(5), (6) and (7) Amounts in US$ equivalent on the dates shown to € 200 million, € 100 million and € 300 million, respectively.
(8) Amount in US$ equivalent on the dates shown to R$ 387 million.
(9) Fomentation Financial Unit
(10) 180-day Libor.
(11) 90-day Euribor.
(12) Structured and Credit Linked Notes

Ownership Structure

We optimize the capital allocation to the various segments comprising the conglomerate by managing our ownership structure.
Note 15 to the Consolidated Financial Statements sets out the average acquisition cost of treasury shares, as well as the activity of options granted to conglomerate executives under the Option Plan.

BANCO ITAÚ HOLDING FINANCEIRA S.A.	Dec 31, 07	Sep 30, 07	Dec 31, 06
Stockholders	63,901	59,768	55,327
Outstanding Preferred Shares (in thousands)	1,154,316	576,542	575,715
Outstanding Common Shares (in thousands)	1,242,735	621,367	621,504
Outstanding Shares (in thousands)	2,397,051	1,197,909	1,197,219
Preferred Shares in Treasury (in thousands)	36,676	18,954	19,781
Common Shares in Treasury (in thousands)	10,266	5,133	4,997
Shares in Treasury (in thousands)	46,941	24,087	24,778

Note: In Oct./07 a stock split was carried out.

The organization chart below summarizes our current ownership structure.



Família E.S.A.
60.77% CS
33.89% Total
Free Float
39.23% CS
82.68% PS
Itaúsa
86.34% CS
44.76% Total
Free Float
10.36% CS
88.12% PS
Bank of America
3.31% CS
11.87% PS
7.43% Total
Banco Itaú Holding Financeira S.A.
Itaú Chile
100.00% CS
100.00% Total
Itaú Uruguai
100.00% CS
100.00% Total
Banco Itaú
100.00% CS
100.00% Total
Banco Itaú BBA
50.00% CS
95.75% Total
(Note.)
Banco Itaú Europa
19.53% CS
19.53% Total
Itaú Corretora de Valores
99.99% CS
99.99% Total
Orbitall
100.00% CS
99.99% Total
Banco Itaucard
100.00% CS
100.00% Total
Itaú Bank Ltd.
100.00% CS
100.00% Total
Banco Itaú Buen Ayre
100.00% CS
100.00% Total
Banco Itauleasing
100.00% CS
99.99% Total
Financeira Americanas Itaú
50.00% CS
50.00% Total
Banco Fiat
99.99% CS
99.99% Total
Banco Itaucred
100.00% CS
100.00% Total
Financeira Itaú CBD
50.00% CS
50.00% Total
Itaú Capitalização
99.99% CS
99.99% Total
Itaú Seguros
100.00% CS
100.00% Total
Itaú Vida e Previdência
100.00% CS
100.00% Total

Note: Itaúsa's direct and indirect interest in Banco Itaú Europa is 89.21%.

Performance in the Stock Market

At the end of 2007, our preferred shares (ITAU4) were traded at R$ 45.50 per share, appreciating by 16.2%. Our common shares (ITAU3) closed the year with a 30.3% appreciation, trading at R$ 43.00 per share. Our ADRs (ITU), traded on the New York Stock Exchange (NYSE), closed the year with a 40.9% appreciation, quoted at US$ 25.86. Itaú Holding's market capitalization amounted to R$ 110.9 billion, 20.2% above the prior year level.

Average Daily Volume Traded—R$ Million

	BOVESPA	NYSE	TOTAL
2002	22	8	30
2003	23	12	35
2004	31	19	50
2005	59	42	101
2006	63	81	144
2007	103	169	272

It should be noted that in 2007:

- The average financial volume of trading of our shares and ADRs increased by an impressive 88.9%.
- The average financial volume traded on NYSE corresponded to 62.1% of the total volume associated with our shares and ADRs.

Stock Market Performance (São Paulo Stock Exchange) - R$

2007	Preferred Shares	Common Shares
Maximum in the year (a)	51.50	48.99
Average in the year	42.09	37.60
Minimum in the year (b)	33.75	28.71
Variation % (a/b)	52.6%	70.6%
Last Price (*)	45.50	43.00

(*) On December 28, 2007.

Net Dividends/ Interest on Own Capital (IOC)



1.06
0.13
0.13
0.22
0.23
0.31
0.32
0.42
0.52
0.72
0.82
308
251
512
534
687
704
942
1,172
1,923
2,544
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006
2007
Dividends/Total IOC - R$ Million
Dividends/Unitary IOC - R$ per share

Pursuant to the dividend/interest on own capital (JCP) policy, stockholders are remunerated with monthly and supplementary payments (as a rule, twice a year). Over the past 10 years, on average, the net amount distributed to stockholders represented 31.4% of annual net income. In 2007, this amount was 30.0%.

Corporate Sustainability Index

For the third consecutive year, Itaú was chosen to be part of the theoretical portfolio of Bovespa's Corporate Sustainability Index (ISE – *Índice de Sustentabilidade Empresarial*). ISE is designed to reflect the return of a portfolio comprising shares in companies which are known to be committed with social responsibility and corporate sustainability, in addition to fostering good practices in the Brazilian business community. Itaú Holding's weight in the index is 16.50%.

Apimec 2007 Cycle – Fourth Quarter

In the fourth quarter of 2007, two meetings with analysts were held. It should be noted that: (1) Itaú Holding was the first company to make presentations in Caxias do Sul, at a meeting held on October 30, under the project for disseminating capital market activities throughout the country, in partnership with APIMEC; (2) the meeting held in the city of São Paulo on December 5 was attended by over 600 participants and was broadcasted live on the Internet, with simultaneous translation into English. With more than 16 APIMEC meetings held in 2007, Itaú ranks first among public companies in terms of the number of meetings in Brazil, attesting to its commitment to the dissemination of the capital market culture.

Partial Disposal of Shareholding: BM&F

On December 3, Itaú announced that, as a result of the listing of Bolsa de Mercadorias & Futuros - BM&F S.A., it sold part of the shares previously held in this institution. The positive impact of this transaction on the fourth quarter results was approximately R$ 227 million before taxes. Following the transaction, Itaú holds an interest of 2.3% in BM&F which, considering the launch price of R$ 20.00 per share, corresponds to a market capitalization of R$ 416 million and unrealized profits of approximately R$ 499 million before taxes.

Performance Culture

The superior market capitalization, the significant increase in the liquidity of our shares and the launch of unique products/services for the capital market, among other initiatives, reflect the value given to our Performance Culture, with a view to creating value for our shareholders and focusing on sustainable profitability.

Market Capitalization* - R$ billion



19.1
32.7
45.2
61.9
92.3
110.9
2002
2003
2004
2005
2006
2007

(*) Average closing price of preferred shares in the last day of each period x total free float shares.

Subsequent Event

On January 17, 2008, Itaú announced an exclusive partnership with Dafra, a motorcycle assembler, to offer:

1) financing of Dafra motorcycles under the assembler's promotional actions; and

2) working capital loans to motorcycle dealers.

Itaú will pay Dafra R$20 million for the exclusive financing rights, under a 10-year agreement subject to renewal. As was the case in similar instances in the past, the payment will be recorded in prepaid expenses and amortized to income over the term of the partnership.

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers
Av. Francisco Matarazzo, 1700
Torre Torino
Caixa Postal 61005
05001-400 São Paulo, SP - Brasil
Telefone (0xx11) 3674-2000

Report of Independent Accountants on Supplementary Information

To the Board of Directors and Stockholders
Banco Itaú Holding Financeira S.A.

1. In connection with our audit of the financial statements of Banco Itaú Holding Financeira S.A. (Bank) and Banco Itaú Holding Financeira S.A. and its subsidiaries (consolidated) as of December 31, 2007 and 2006, on which we issued an unqualified opinion dated February 11, 2008, we performed a review of the supplementary information included in the Management Discussion and Analysis Report on the Consolidated Operations of Banco Itaú Holding Financeira S.A. and its subsidiaries.

2. Our work was performed in accordance with specific rules set forth by the Institute of Independent Auditors of Brazil (IBRACON), in conjunction with the Federal Accountancy Council, for the purpose of reviewing the accounting information contained in the supplementary information of the Management Discussion and Analysis Report on the Consolidated Operations of Banco Itaú Holding Financeira S.A. and its subsidiaries, and mainly comprised: (a) inquiry of, and discussion with, management responsible for the accounting, financial and operational areas of the Bank with regard to the main criteria adopted for the preparation of the accounting information presented in the supplementary information and (b) a review of the significant information and of the subsequent events which have, or could have, significant effects on the financial position and operations of the Bank and its subsidiaries. The supplementary information included in the Management Discussion and Analysis Report on the Consolidated Operations is presented to permit additional analysis. Notwithstanding, this information should not be considered an integral part of the financial statements.

3. On the basis of our review, we are not aware of any material modifications that should be made to the accounting information contained in this supplementary information, in order for it to be adequately presented, in all material respects, in relation to the financial statements at December 31, 2007 taken as a whole.

São Paulo, February 11, 2008

CRC 2SP000160/O-5
PricewaterhouseCoopers
Auditores Independentes

Emerson Laerte da Silva
Contador CRC 1SP171089/O-3

Banco Itaú Holding Financeira S.A.

Complete Financial Statements

December 31, 2007

BANCO ITAÚ HOLDING FINANCEIRA S.A.

INFORMATION ON THE RESULTS FOR 2007

We present below the main results of Banco Itaú Holding Financeira (Itaú) for 2007. The complete financial statements and the Management's Discussion and Analysis Report are available on the Itaú website (http://www.itauri.com.br).

1. Consolidated net income of Itaú in 2007 totaled R$ 8,474 million, with annualized return of 32.1% on average equity. Excluding the non-recurring items in the amount of R$ 1,295 million, the consolidated recurring net income totaled R$ 7,179 million, with a return of 27.2%.

2. Consolidated stockholders' equity totaled R$ 28,969 million, a 22.9% increase as compared to December 2006. BIS ratio as of December 2007 was 17.9%. Itaú has margin to give continuity to credit expansion. Even in a higher volatility environment, its models can assure consistency and quality for this growth. Itaú's capital structure has enabled growth without capital infusion.

3. In the year, the preferred shares of Itaú posted an appreciation of 20.0%. The market value of Itaú was R$ 110,888 million at Stock Exchanges at the end of December 2007, an increase of 20.2% as compared to the same period of 2006.

4. Itaú paid or provided for its own taxes and contributions in the amount of R$ 7,820 million for 2007. Additionally, the amount of R$ 8,516 million in taxes was withheld and collected from clients and was directly levied on financial operations.

5. Itaú's consolidated assets totaled R$ 294,876 million, a 40.6% increase as compared to December 2006. The loan portfolio, including endorsements and sureties, grew 36.2% as compared to the same period of 2006, totaling R$ 127,589 million. In Brazil, the increase in the free credit to individuals segment was 34.8%, reaching R$ 54,416 million, and in the very small, small and middle market company segment, the increase was 34.0% as compared to December 2006, totaling R$ 21,769 million. Total free, raised and managed own assets increased 32.1% as compared to the same period in the prior year, totaling R$ 471,657 million. Savings deposits increased 22.2%. Technical provisions of insurance, pension plan and capitalization reached R$ 23,832 million, an increase of 25.2% as compared to December 2006.

6. Itaú employed 65,089 people at the end of 2007. The employee's fixed compensation plus charges and benefits totaled R$ 4,604 million in this year. Welfare benefits granted to employees and their dependants totaled R$ 806 million, and investment in education, training and development programs totaled R$ 79 million.

7. For the eighth consecutive year, Itaú has been selected to be part of the select group of 318 companies which make up the Dow Jones Sustainability World Index (DJSI), and it is the only Latin American bank included in the index since it was created. Itaú is included in the present share portfolio of the Corporate Sustainability Index (ISE) of the São Paulo Stock Exchange (Bovespa).

8. Itaú brand was considered the most valuable brand of the country for the fifth time, according to a study of Interbrand, an international consulting company. The estimated value is equivalent to R$ 8,076 million.

9. In 2007, we highlight the following significant events:

    - Completion of the acquisition of BankBoston International (BBI), with headquarters in Miami, and BankBoston Trust Company Limited (BBT), with headquarters in Nassau, by Banco Itaú Europa and its subsidiary Banco Itaú Europa Luxembourg.
    - Completion of the acquisition of the international private banking assets of Latin American clients of ABN AMRO Bank N.V.'s Miami and Montevideo branches, by Banco Itaú Europa.
    - Disposal of 832 thousand shares of Serasa S.A. (22.33% of total capital) to Experian Brasil Aquisições Ltda. The income from this disposal amounted to R$ 490 million, after taxes.
    - Disposal of 53.8 million common shares (8.73% of total capital) of Redecard S.A., which generated a positive impact of R$ 1 billion, after taxes.
    - Disposal of 11.4 million shares of Bovespa Holding S.A. in its Initial Public Offering (IPO). The transaction impacted the result for 2007 by approximately R$ 164 million, after taxes.
    - Disposal of 13.9 million shares of Bolsa de Mercadorias e Futuros - BM&F S.A. in its Initial Public Offering (IPO). This transaction impacted the result for 2007 by approximately R$ 150 million, after taxes.

- Incorporation of Kinea, a company specialized in the management of alternative investments comprising Hedge Funds and Real Estate Equity Funds targeted at high net worth and corporate clients.
- Association with Daewoo Securities and KDB Asset Management to launch a fund comprising investments in shares and fixed-income securities that provides a selection of portfolios targeted at Korean investors who want to invest in Brazilian assets.
- Agreement of Itaú Holding with LPS Brasil – Consultoria de Imóveis S.A. (Lopes) for the promotion and supply of real estate products.

10. In 2007, R$ 183 million were invested in social and cultural projects. The following initiatives should be highlighted:

    - Launch of the "Uso Consciente da Conta Corrente e Acessibilidade" (Responsible Use of Current Account and Accessibility) Programs; 2nd Edition of "Itaú Criança" (Itaú Child), which mobilized employees and clients for the topic "assurance of the right to quality education", giving support for over 2,000 public schools to create or update their libraries. Noteworthy are also the investments of Fundação Itaú Social in 25 projects of its own and 165 supporting initiatives to institutions with social actions aligned with its guidelines; the seventh edition of the Itaú-Unicef Award with 1,574 enrolled projects; and the partnership of Fundação Itaú Social with the Ministry of Education (MEC) for the implementation of the Brazilian Portuguese Language Olympiad supported by the "Escrevendo o Futuro" (writing the future) program.
    - In 2007, the headquarters of Instituto Itaú Cultural in São Paulo was visited by over 265,000 people. 194 events were held in all Brazilian States and three Latin American capital cities. The "Rumos" (Directions) Program, which received 3,578 enrollments for the categories Cultural Journalism, Literature, Music and Cultural Management Research, selected 110 projects from 25 Brazilian states. Noteworthy are also the exhibition celebrating the 20th anniversary of Instituto Itaú Cultural, with over 48,000 visitors, and the launch of the new website and the new monthly magazine Continuum, devoted to Brazilian art and culture.
    - Launch of Fundo Itaú Renda Fixa Ecomudança (fixed-income fund), which will allocate part of its management fees to finance projects focused on the reduction of the climate change effects. In October, a public consultation was held under the AA 1000 Framework for assessment of the Social and Environmental Risk Policy to grant credit to companies. This Policy is available on the website www.itau.com.br/socioambiental.

São Paulo, February 11, 2008.

Olavo Egydio Setubal
Chairman of the Board of Directors

MANAGEMENT REPORT – 2007

To our Stockholders:

We present the Management Report and financial statements of Banco Itaú Holding Financeira S.A. (Itaú Holding) and its subsidiaries for 2007, in accordance with the regulations established by the Brazilian Corporate Law, the National Monetary Council (CMN), the Central Bank of Brazil (BACEN), the Brazilian Securities and Exchange Commission (CVM) and the Superintendency of Private Insurance (SUSEP).

Economic environment and banking sector

The international financial markets were highly volatile in the second half of 2007 with repercussions on the economic activity in the US; this situation may continue over several quarters and contaminate certain economies, especially Europe and Japan. This crisis, which arose in the US high risk real estate market drove a fall in real estate prices, soon hit the real estate financing system. As a result, the US economy started to show signs of a slowdown from the last quarter of 2007 (the annual GDP growth changed from 4.9% for the third quarter to 0.6% for the fourth quarter). Another indicator of this slowdown was the unemployment rate, which changed from 4.5% for the first half to 5% for December. Because of the losses raised by the real estate market, the US credit market tightened, which contributed to deepen decelerate of the US economy.

In Brazil, the banking system did not feel impacts, once the Brazilian banks aren't exposed to US real estate assets. The reduction in the growth of the global major economy shall decrease the growth in the volumes exported by emerging countries, including Brazil, and could affect the exports prices over the following quarters. Moreover, the investors' aversion to risk may also reduce capital flows. The impacts of both factors may cause the devaluation of the emerging currencies, among which the Real.

A devaluation higher than expected may, among other effects, push up inflation and its expectations, causing a rise in domestic interest rates, which would decrease the growth in banking assets. The intensity of these shocks can be diminished by the high levels of Brazil's international reserves and the Brazilian Government's status as foreign currency creditor, which avoids fiscal unbalances arising from the devaluation of the Real. However, the magnitude of these shocks and their impacts is still unknown, which makes the economic environment in 2008 more uncertain than in 2007.

Despite of the external turbulences in the second half, 2007 was characterized by a great surge in economic activity, which resulted in an increase in GDP estimated at 5.3%. This growth was based on the expansion of investments and increase in domestic consumption, supported by the decrease in interest rate.

The strong internal growth, together with the continuous appreciation of the Real, increased the level of imports. However, the additional increase in commodities prices and the boost in global trade contributed to increase exports, maintaining a significant balance of trade for the country. The large inflow of investments also contributed to this result. To avoid a faster appreciation of the currency, the BACEN purchased more Dollars, achieving a reserve balance of US$ 180 billion.

We also noted a small rise in inflation, which, however, stood close to the midpoint of the target. The main cause for this rise was the international shock to food prices. Without this component, inflation would have remained below the midpoint target.

The favorable economic environment echoed positively in the banking activity and was also supported by it. The growth in bank loans accelerated in 2007, continuing the trend towards significant expansion noted in recent years. This movement occurred in the individuals as well as in the business segment.

In loans with free assets, we highlight the lease segment, principally focused on vehicles, and the real estate loans, which although accounting for a small portion, has substantially increased. In credit to businesses, we highlight the considerable increase in loans for working capital. In credit to individuals, personal (of which the main share is of payroll advance loans, even though these reduced in intensity) and vehicle loans repeated their excellent performances of 2006.

Contrary to what happened in 2006, the increase in income plus the drop in interest rates and the increase in average term have contributed to reduce default despite of the increase in loan volumes. The lower interest rates for bank loans were the result of the decrease in funding rates, a reflex of the lower base interest rates, and also of the reduction in the bank spread.

Demand and saving deposits posted a remarkable performance in 2007, having increased 36% and 20%, respectively; whereas time deposits posted a smaller growth of 0.4%.

The capital markets was one of the great highlights of the country this year, with a record number of companies carrying out primary issues of shares that amounted to R$ 33 billion, more than double than in 2006. The primary issues of debentures, however, are still below the level reached in 2006.

BANCO ITAÚ HOLDING FINANCEIRA S.A.

Significant Events

. BankBoston operations

On February 1, the Central Bank of Brazil authorized Itaú Holding and Itaúsa – Investimentos Itaú S.A. (Itaúsa) to acquire BankBoston's operations in Chile and Uruguay from Bank of America Corporation (BAC). With the official opening of Itaú in Chile and Uruguay on March 5 and 26, respectively, all branches were converted, determining the effective startup of Itaú Holding operations in both countries.

From the first quarter of 2007, BankBoston's operations in Chile and Uruguay started to be consolidated in the financial statements of Itaú Holding. BankBoston's operations in Brazil are already included in Itaú Holding's operations, and in a program completed in June 2007 all branches were integrated into Itaú's operational system.

. Acquisition of BankBoston International and BankBoston Trust Company Limited

On May 31, the acquisition of BankBoston International (BBI), with headquarters in Miami, and BankBoston Trust Company Limited (BBT), with headquarters in Nassau, by Banco Itaú Europa and its subsidiary Banco Itaú Europa Luxembourg was completed. The operation includes managed financial assets of approximately US$ 3.2 billion and around 5,500 private banking clients in Latin America. The goodwill related to the acquisition amounted to R$ 96 million, which was fully amortized in the Itaú Holding's consolidated financial statements.

. Acquisition of ABN AMRO private banking operations in Miami and Montevideo

On June 8, the acquisition of the international private banking assets of Latin American customers of the Miami and Montevideo branches from ABN Amro Bank N.V. was completed. This acquisition comprised managed assets of approximately US$ 3.0 billion, registered in the United States, Switzerland and Luxembourg. From the second quarter of 2007, these assets started to be recorded by Banco Itaú Europa. This transaction consolidated the positions of Itaú Holding and Banco Itaú Europa as leading private banking institutions in Latin America.

. Serasa

On June 28, ITAÚ HOLDING disposed of 22.33% of the interest it held in the capital stock of Serasa S.A. (Serasa), comprising 832,176 shares, to Experian Brasil Aquisições Ltda. (Experian), a Brazilian subsidiary of Experian Solutions, Inc. The income after taxes was R$ 490 million. Itaú Holding still participates in the management of Serasa, having 10.29% of indirect interest in its total capital stock and the right to appoint one member to its Board of Directors.

. Redecard

On 11 and 31 of July, Itaú Holding sold 53.8 million common shares (8.73% of total capital) it held in Redecard S.A., a company that captures and transmits information on Mastercard's and Diners' credit and debit card transactions in Brazil. Each share was traded at R$ 27.00, generating a positive impact of R$ 1.0 billion, after taxes, on the result for 2007. Itaú Holding continues taking part in the company's control by means of a stockholders' agreement, two members of the Board of Directors, and with the holding of 23.21% interest in the company's capital stock.

. Bovespa Holding

On October 26, the Initial Public Offering of Bovespa Holding S.A. was carried out. With this offering, Itaú Holding sold 11.4 million shares it held in the company for R$ 23.00 per share. The transaction impacted the result for 2007 by approximately R$ 164 million, after taxes. After this transaction, Itaú Holding started to hold 4.0% in the capital stock of this company, corresponding to a market value of R$ 973 million as of December 31, 2007.

. Brazilian Mercantile and Futures Exchange - BM&F

On December 3, the Initial Public Offering of Bolsa de Mercadorias e Futuros - BM&F S.A. was announced. With this offering, Itaú Holding sold 13.9 million shares it held in the company for R$ 20.00 per share. This transaction impacted the result for 2007 by approximately R$ 150 million, after taxes. After this operation, Itaú Holding started to hold 2.3% in the capital stock of this company, corresponding to a market value of R$ 520 million as of December 31, 2007.

. Kinea Investments

On October 18, Banco Itaú announced the incorporation of Kinea, a company specialized in the management of alternative investments comprising Hedge Funds and Real Estate Equity Funds which increased our package of products to high net worth and corporate clients. Kinea will use Banco Itaú's infrastructure, know how and technology, but it will have independent facilities, team and operations.

. Capital markets – South Korea

Itaú Holding formed an association with Daewoo Securities and KDB Asset Management to launch investments comprising shares and fixed-income securities that provide a selection of portfolios targeted at Korean investors who want to invest in Brazilian assets. This initiative has made Itaú the first Latin American bank to operate as a fund advisor in South Korea's capital markets.

. Real estate loans

On December 28, Itaú Holding announced an agreement with LPS Brasil – Consultoria de Imóveis S.A. (Lopes) for the promotion and supply of real estate products. It aims at developing the market of used real estate, including the financing of construction materials for refurbishing them. This association has potential to leverage the sales of real estate, strengthening the Brazilian real estate loan market. Itaú Holding paid R$ 290 million for the agreement, recorded in prepaid expenses, which will be amortized over 20 years.

Main Financial Indicators

	2007	2006	Change %
Income – R$ million (1)			
Gross income from financial operations	15,476	12,530	23.5
Income from services, insurance, pension plan and capitalization	19,171	17,167	11.7
Personnel, other administrative and other operating expenses	14,033	15,213	(7.8)
Operating income	11,045	6,077	81.8
Consolidated recurring net income	7,179	6,195	15.9
Consolidated net income	8,474	4,309	96.7
Results per share - R$			
Consolidated recurring net income (2)	2.99	2.72	9.9
Consolidated net income (2)	3.53	1.89	86.6
Book value	12.09	9.84	22.8
Interest on capital/Dividends (net)	1.06	0.82	29.2
Price per preferred share (PN) (3)	46.26	38.54	20.0
Market capitalization - R$ million (4)	110,888	92,270	20.2
Balance sheet - R$ million			
Total assets	294,876	209,691	40.6
Total loans (including endorsements and sureties)	127,589	93,648	36.2
Free, raised and managed own assets	471,657	357,137	32.1
Subordinated debt	11,375	4,566	149.1
Consolidated stockholders' equity	28,969	23,564	22.9
Referential equity (5)	37,095	30,720	20.8
Financial ratios (%)			
Recurring return on average equity (6)	27.2%	32.6%	
Return on average equity (6)	32.1%	22.7%	
Return on average assets	3.2%	2.4%	
Efficiency ratio (7)	46.2%	47.6%	
Solvency ratio (Basel ratio) (8)	17.9%	17.2%	
Fixed assets ratio (8)	13.8%	35.1%	

(1) The adequate exam of revenues and expenses can be better seen in the Management Discussion & Analysis Report, in which are described the non-recurring items and distributed the exchange variation in investments abroad through its rubrics, as well as the hedge tax effect of these investments.

(2) Calculated based on the weighted average of the number of outstanding shares.

(3) Based on the average quotation on the last day of the period.

(4) Calculated based on the average quotation of preferred shares on the last day of the period.

(5) Capital basis, calculated according to BACEN Resolution 2,837, dated May 30, 2001, based on the economic and financial consolidation.

(6) Represents the ratio between net income for the period and average equity ((Dec + Sep + Jun + Mar + Dec)/5).

(7) Calculated based on international criteria defined in the Management's Discussion and Analysis Report.

(8) Position at December 31.

Economic Highlights

Itaú Holding

In 2007, the path of good results of Itaú Holding continued. This performance is the result of investments made in the recent years, which yielded the expected returns. As an example of this capacity to anticipate the market demands, we highlight the expansion of activities in the vehicle loans and cards areas at Banco Itaú, and the opportunities offered by the growth in capital markets taken up by Banco Itaú BBA.

Consolidated net income for the year totaled R$ 8,474 million, with return of 32.1% on average equity. Excluding the non-recurring items in the amount of R$ 1,295 million, the consolidated recurring net income totaled R$ 7,179 million, with a return of 27.2%. Itaú Holding paid or provided for its own taxes and contributions for the year in the amount of R$ 7,820 million. In addition, it withheld and passed on taxes, which were directly levied on financial operations, in the amount of R$ 8,516 million.

Stockholders' equity totaled R$ 28,969 million at the end of 2007, an increase of 22.9% as compared to December 2006. BIS ratio was 17.9% as of December 2007. Itaú has margin to give continuity to credit expansion. Even in a higher volatility environment, its models can assure consistency and quality for this growth. Itaú's capital structure has enabled growth without capital infusion.

Itaú Holding's consolidated assets totaled R$ 294,876 million, a 40.6% increase as compared to December 2006. The loan portfolio, including endorsements and sureties, grew 36.2% as compared to the same period of 2006, totaling R$ 127,589 million. The Bank's specific actions, especially in the vehicle segment, together with the significant increase in individuals' demand for credit, provided significant increases in the portfolio over

2007. In Brazil, the increase in the free credit to individuals segment was 34.8%, reaching R$ 54,416 million, and in the very small, small and middle market company segment the increase was 34.0%, as compared to December 2006, totaling R$ 21,769 million.

Total free, raised and managed own assets increased 32.1% as compared to December 2006, totaling R$ 471,657 million. Savings deposits increased 22.2%, reaching R$ 27,990 million at the end of the year. Itaú Holding ended 2007 with R$ 217,377 million in managed assets, being the biggest manager among the Brazilian private banks.

The efficiency ratio reached 46.2%, posting a significant increase in relation to 47.6% of 2006. This reflects the continuous efforts to control costs and increase revenues.

As a reflex of this performance, Itaú Holding's preferred and common shares rose 20.0% and 36.3%, respectively, as compared to the quotation of December 31, 2006. The market value of Itaú Holding at Stock Exchanges was R$ 110,888 million at the end of 2007, an increase of 20.2% as compared to December 2006.

At the end of 2007, Itaú Holding employed 65,089, an 8.6% increase as compared to December 2006. The employee's fixed compensation plus charges and benefits totaled R$ 4,604 million for the year. Welfare benefits granted to employees and their dependants totaled R$ 806 million. In addition, Itaú also invested R$ 79 million in education, training and development programs.

At the end of 2007, Itaú Holding's total service network totaled 3,528 branches and service centers, besides Taií network with 766 stores and 315 electronic service points. We highlight the opening of 133 branches during the year. The ATM network totaled 23,739 units.

Banco Itaú

The efficiency of Banco Itaú's service structure and the continuous improvement of its products and services are supported by consistent investments in technology. In 2007, the bank spent R$ 1,977 million on the continuous improvement of the IT resources. During the year, clients carried out 2.95 billion transactions using the self-service automation, by means of ATMs, home & office banking, telephone/facsimile, automatic debit system and purchases with debit cards.

As a pioneer in the Brazilian financial market, on September 1st, Banco Itaú announced the reduction of its fees. This action extinguished and caused a reduction of up to 12% in the individual's current account package fees. In October, Banco Itaú extended this measure to its corporate clients, by reducing current account package fees by up to 8%. This unprecedented initiative in the Brazilian market strengthens the Bank's commitment to client satisfaction and generation of value to stockholders.

In 2007, the loan portfolio comprising vehicle leasing and financing totaled R$ 29,611 million, a 64.4% increase as compared to 2006. With this performance, Itaú maintains its leadership in the vehicle financing market.

Banco Itaú is also the leader in the market of credit card issue in Brazil. At the end of 2007, total cards amounted to 14.8 million, which accounted for billings of R$ 41.4 billion, representing 22.6% of the market.

In 2007, Banco Itaú's segment of financial companies, grouped under the Taií brand, continued to expand its consumer credit operations. 247 stores were opened and the credit portfolio increased by 56.0% as compared to December 2006, totaling R$ 1,937 million in receivables and 6.1 million clients at the end of 2007. The efficiency ratio improved 15.2 percentage points over 2006.

In 2007, the integration of Insurance, Pension Plan and Capitalization businesses was consolidated by means of the joint management of businesses and use of sales channels available at the bank for sale of equity insurance. Itaú Seguros and its subsidiaries reached R$ 3.307 million in premiums earned for the year, representing an 8.9% increase as compared to the same period of 2006. Technical provisions of Insurance and Pension Plan reached R$ 22,705 million, whereas those of Capitalization totaled R$ 1,127 million in the period. Funds raised from the sale of Pension Plan and VGBL products reached R$ 5,334 million in 2007, representing an increase of 20.2% as compared to 2006.

Banco Itaú BBA

One of the main factors of Banco Itaú BBA's business strategy is the full integration between the two activities it is responsible for, corporate and investment banking, thus enabling it to work focused on the best interest of the 2,000 economic groups served by this institution. Accordingly, a complete portfolio of products and services is available to clients, including operations ranging from those typical of commercial banks to capital markets operations and merger and acquisition advisory services.

Itaú BBA is characterized by the consistent growth in the investment banking activities, intensification of the international area operations, especially the expansion in the corporate market in Argentina and Chile, growth of structured and derivative operations, and continuous development of cash management products and services.

In 2007, Banco Itaú BBA carried out the launch of debenture and promissory notes operations totaling R$ 18.0 billion and Credit Rights Investment Funds (FDIC) totaling R$ 1.7 billion. In the National Association of Investment Banks (ANBID) ranking, divulged based on operations up to December 2007, the bank was first in origination and distribution of fixed-income and FIDC operations, with market shares of 24% and 27%, respectively.

In capital markets, Banco Itaú BBA was the coordinator and bookrunner of initial public offerings that totaled R$ 18.5 billion and of subsequent public offerings that amounted to R$ 3.2 billion. In the Thomson Financial origination ranking, divulged based on operations up to December 2007, Itaú BBA was third, with a market share of 10%.

Social and Environmental Highlights

Itaú Holding believes that the way it has carried out its business and achieved results shows its vocation for sustainable growth. Its economic, social and environmental influence can be estimated by its coverage: over 4,500 points-of-sale and 65,000 employees, who serve approximately 24 million clients, supported by 30,000 registered suppliers, generating results for over 60,000 stockholders. In view of the above, Itaú Holding is working for the continuous improvement of its governance practices and social and environmental responsibilities, such as:

- In 2007, the "Uso Consciente da Conta Corrente e de Acessibilidade" (Responsible Use of Current Account and Accessibility) programs were launched. The purpose of the former is to guide clients on the responsible movement of the account. The latter emphasize the changes at Banco Itaú to improve access by disabled people;
- The initiative to bring the Nobel Prize winner, Al Gore, to Brazil;
- "Seminário Itaú de Microfinanças" (Itaú Seminar on Microfinance);
- In October, the Social and Environmental Risk Policy for Credit to Businesses was submitted to external consultation under the AA1000 Framework. The purpose of the consultation was to establish a dialogue with those stakeholders, share contents and improve the Policy;
- Other 4 editions of "Diálogos Itaú de Sustentabilidade" (Itaú's dialogues about sustainability) were carried out, which have started in 2006;
- Launch of Itaú Renda Fixa Ecomudança (fixed-income fund), which will allocate part of its management fees to finance projects focused on the reduction of the climate change effects;
- The "Plante o Amanhã" (Cultivate the Tomorrow) campaign, evolution of the "Plante a Primavera" (Cultivate the Spring) campaign, conducted for about 20 years; and
- The second edition of "Itaú Criança" (Itaú Child) mobilized employees and clients for the assurance of the right to quality education. About 850,000 booklets were distributed to parents of students of the 1st and 2nd school years, to guide them on the monitoring of their children's learning process, and 315,000 books were donated to over 2,000 public schools. Over 86,000 commitments to the quality education were signed in branches.

Social Investment

Fundação Itaú Social, of which main focus is to contribute to the improving of the public education quality, signed with the Ministry of Education (MEC) the protocol for the use of the methodology adopted by "Escrevendo o Futuro" (Writing the Future) program in the creation of the Brazilian Portuguese Language Olympiad. Entered into a partnership with MEC for the use of the methodology of "Melhoria da Educação no Município" (Improvement of Municipal Education) program for training consultants who will work in the municipalities that have the lowest development Indexes of Education. Fundação Itaú Social also maintained 25

projects of its own and 165 supporting initiatives to institutions. The 7th edition of the Itaú-Unicef Award received entries from more than 1,574 projects. The selection of the awarded projects included the assessment of sustainability indicators of the organizations and the development opportunities they offered to children and teenagers.

Through the PIC Esperança and PIC Itaú Criança Capitalization Plans, approximately R$ 4 million were passed on to the K-12 education programs developed by Unicef and Fundação Itaú Social. Itaú's Fund of Social Excellence (FIES) supported 20 non-governmental organizations (NGOs) in projects focused on child, environmental and labor education. Each organization received about R$ 166,000.

Instituto Itaú Cultural celebrated 20 years of existence and disclosure of the Brazilian culture receiving, in 2007, over 265,000 visitors in its headquarters in São Paulo. In this year, Itaú Cultural organized 194 events in all Brazilian states and in three Latin American capital cities, Montevideo, Buenos Aires and Lima. The "Rumos" (Directions) Program, which received 3,578 projects enrolled in the Cultural Journalism, Literature, Music and Research in Cultural Management, selected 110 projects from 25 Brazilian States.

We highlight the "Itaú Contemporâneo" exhibit, which presented 127 works from the Itaú Group collection; the launch of the new website and the monthly magazine "Continuum Itaú Cultural", devoted to Brazilian art and culture; the second edition of "Antídoto" - International Seminar on Cultural Actions in Conflict Zones, counting on the participation of professionals from Honduras, Colombia and the United Kingdom; and the first edition of the Latin American Photography Forum of São Paulo, counting on the participation of 40 professionals from various countries of the region.

Eighty four new products were launched and 57,000 items were donated to libraries, cultural and educational institutions, researchers, educators, artists and TV stations. Also noteworthy is the ISO 9000 certification, 2000 version, for the process for activity schedule disclosure.

In 2007, Itaú Holding invested over R$ 183 million in social and cultural projects. The projects supported by the Rouanet Law totaled R$ 47 million.

Ratings and Awards

For the fifth time, the Itaú brand was considered the most valuable in Brazil, in accordance with a study conducted by Interbrand, an international consulting company. The estimated value is equivalent to R$ 8,076 million.

In April 2007, the Moody's rating agency upgraded the BFSR rating of Banco Itaú and Banco Itaú BBA by two notches from C to B-, maintaining them at the highest level awarded to Brazilian banks.

Standard & Poor's and Fitch Ratings, upgraded the ratings of Itaú Holding, Banco Itaú and Banco Itaú BBA to investment grade. With this upgrade, the foreign securities issued by these Banks appreciated due to the perceived soundness and good risk performance.

Itaú was granted the AAA+ in the Sustainability, Ethics, Social Corporate Responsibility, Corporate Governance and Transparency Rating in Latin America banks, prepared by the Management & Excellence (M&E), a Spanish consulting company.

Among the awards received in 2007, we highlight the following:

- Best Bank in Latin America – Euromoney Magazine
- Largest Bank in Latin America – in the category Stockholders' Equity - The Banker Magazine
- Best Bank in Brazil – Euromoney Magazine (10th consecutive time)
- Best Private Bank in Brazil – Euromoney Magazine
- Most Sustainable and Ethical Bank in Latin America – Latin Finance Magazine and Management & Excellence (the third time in a row)
- Melhores da Dinheiro – The Best Company in the following categories: Banks (third time in a row) and Best Social and Environmental Responsibility Practice - IstoÉ Dinheiro Magazine
- Benchmark company in sustainability in Brazil – Guia Exame de Sustentabilidade 2007
- Largest Private Financial Group in Brazil, based on total assets – Bacen Ranking – March 2007
- RiskBank Award 2007 – Wholesale Bank, granted to Itaú BBA – Lopes Filho & Associados (second time)
- The Most Admired Companies in Brazil – first place in the categories Retail Banks and Private Pension – Carta Capital in partnership with TNS InterScience

- Chosen, for the eighth consecutive year, to be part of a select group of 318 companies which are part of the Dow Jones Sustainability Index (DJSI), maintaining its position as the only Latin American bank included in this index since it was created
- Included, for the third time, in the present share portfolio of the Business Sustainability Index (ISE) of Bovespa, which is in effect from December 2007 to November 2008.

Independent Auditors – CVM Instruction No. 381

. Procedures adopted by the Company

The policy adopted by Itaú Holding, its subsidiaries and parent company, to engage non-audit related services from our independent auditors is based on the applicable regulations and internationally accepted principles that preserve the auditor's independence. These principles include the following: (a) an auditor cannot audit his or her own work, (b) an auditor cannot function in the role of management in companies where he or she provides external audit services; and (c) an auditor and audit client cannot promote the interests of its client.

During the period from January to December 2007, the independent auditors and related parties did not provide non-audit related services in excess of 5% of total external audit fees.

According to CVM Instruction No. 381, we list below the engaged services and related dates:

- January 25, 2007 – Advisory services agreement for preparation of monthly/annual report for reimbursement of 2007 Value-Added Tax (IVA) – Banco Itaú Europa Luxembourg;
- March 08, 2007 – Agreement for using an electronic library of international accounting standards – Itaú Holding – Brazil;
- March 27, 2007 – Advisory services agreement in order to resolve specific issues regarding accounting issues – Banco Itaú Europa;
- March 27, 2007 – Advisory services agreement in order to resolve specific issues regarding accounting and tax treatment – Banco Itaú Europa;
- May 25, 2007 – Service agreement related to US GAAP course – Banco Itaú S.A.– Brazil;
- July 11, 2007 – Consulting and advisory services agreement in order to resolve specific issues involving tax, accounting and corporate law - Itaú Holding – Brazil; and
- July 20, 2007 – Compensation and benefits survey of domestic companies – OCA S.A.

. Summary of the Independent Auditors' justification - PricewaterhouseCoopers

The provision of the above described non-audit related professional services do not affect the independence or the objectivity of the external audit of Itaú Holding, parent and its subsidiary/affiliated companies. The policy adopted for providing non-audit related services to Itaú Holding is based on principles that preserve the independence of Independent Auditors, all of which were considered in the provision of the referred services.

Circular Letter 3,068/01 of BACEN

Banco Itaú Holding Financeira S.A. hereby represents to have the financial capacity and the intention to hold to maturity securities classified under line "held-to-maturity securities" in the balance sheet, in the amount of R$ 1,432 million, corresponding to only 2.3% of total securities held.

Acknowledgements

We thank our employees for their determination and skills which have been essential to reaching consistent and differentiated results, and our stockholders and clients for their indispensable support and trust.

(Approved at the Board of Directors' Meeting of February 11, 2008).

The complete financial statements and the Management's Discussion and Analysis Report of Itaú Holding, which present further details on the results for the half, are available on the Itaú Holding web*site* (http://www.itauri.com.br).

BANCO ITAÚ HOLDING FINANCEIRA S.A.

BOARD OF DIRECTORS
Chairman
OLAVO EGYDIO SETUBAL

Vice-Chairmen
ALFREDO EGYDIO ARRUDA VILLELA FILHO
JOSÉ CARLOS MORAES ABREU
ROBERTO EGYDIO SETUBAL

Directors
ALCIDES LOPES TÁPIAS
ALFREDO EGYDIO SETUBAL
CARLOS DA CAMARA PESTANA
FERNÃO CARLOS BOTELHO BRACHER
GERALDO JOSÉ CARBONE
GUILLERMO ALEJANDRO CORTINA
GUSTAVO JORGE LABOISSIERE LOYOLA
HENRI PENCHAS
MARIA DE LOURDES EGYDIO VILLELA
PERSIO ARIDA
ROBERTO TEIXEIRA DA COSTA
SERGIO SILVA DE FREITAS
TEREZA CRISTINA GROSSI TOGNI

EXECUTIVE BOARD
Chief Executive Officer
ROBERTO EGYDIO SETUBAL

Senior Vice-President
HENRI PENCHAS

Executive Vice-Presidents
ALFREDO EGYDIO SETUBAL (*)
CANDIDO BOTELHO BRACHER

Legal Counsel
LUCIANO DA SILVA AMARO

Executive Directors
RODOLFO HENRIQUE FISCHER
SILVIO APARECIDO DE CARVALHO

Managing Directors
JACKSON RICARDO GOMES
MARCO ANTONIO ANTUNES
WAGNER ROBERTO PUGLIESE

INTERNATIONAL ADVISORY BOARD
ROBERTO EGYDIO SETUBAL
ARTUR EDUARDO BROCHADO DOS SANTOS SILVA
CARLOS DA CAMARA PESTANA
FERNÃO CARLOS BOTELHO BRACHER
HENRI PENCHAS
JOSÉ CARLOS MORAES ABREU
MARIA DE LOURDES EGYDIO VILLELA
ROBERTO TEIXEIRA DA COSTA
RUBENS ANTONIO BARBOSA
SERGIO SILVA DE FREITAS

(*) Investor Relations Officer

ADVISORY BOARD
FERNANDO DE ALMEIDA NOBRE NETO
LICIO MEIRELES FERREIRA
LUIZ EDUARDO CAMPELLO

NOMINATION AND COMPENSATION COMMITTEE
President
OLAVO EGYDIO SETUBAL

Members
ALFREDO EGYDIO ARRUDA VILLELA FILHO
CARLOS DA CAMARA PESTANA
FERNÃO CARLOS BOTELHO BRACHER
JOSÉ CARLOS MORAES ABREU
ROBERTO EGYDIO SETUBAL
ROBERTO TEIXEIRA DA COSTA

AUDIT COMMITTEE
President
CARLOS DA CAMARA PESTANA

Members
ALCIDES LOPES TÁPIAS
GUSTAVO JORGE LABOISSIERE LOYOLA
TEREZA CRISTINA GROSSI TOGNI

DISCLOSURE AND TRADING COMMITTEE
ALFREDO EGYDIO SETUBAL
ALCIDES LOPES TÁPIAS
ALFREDO EGYDIO ARRUDA VILLELA FILHO
ANTONIO CARLOS BARBOSA DE OLIVEIRA
ANTONIO JACINTO MATIAS
HENRI PENCHAS
MARIA ELIZABETE VILAÇA LOPES AMARO
ROBERTO TEIXEIRA DA COSTA
SILVIO APARECIDO DE CARVALHO
TEREZA CRISTINA GROSSI TOGNI

FISCAL COUNCIL
President
IRAN SIQUEIRA LIMA

Members
ALBERTO SOZIN FURUGUEM
MARCOS DE ANDRADE REIS VILLELA

Accountant
JOSÉ MANUEL DA COSTA GOMES
CPF: 053.697.558-25
CRC - 1SP219892/O-0

BANCO ITAÚ S.A.

Chief Executive Officer and General Manager
ROBERTO EGYDIO SETUBAL

Senior Vice-Presidents
ALFREDO EGYDIO SETUBAL
ANTONIO JACINTO MATIAS
HENRI PENCHAS

Executive Vice-Presidents
JOSÉ FRANCISCO CANEPA
MARCO AMBROGIO CRESPI BONOMI
RODOLFO HENRIQUE FISCHER
RONALD ANTON DE JONGH
RUY VILLELA MORAES ABREU

Legal Counsel
LUCIANO DA SILVA AMARO

Executive Directors
ALEXANDRE DE BARROS
CLÁUDIO RUDGE ORTENBLAD
FERNANDO TADEU PEREZ
JOÃO JACÓ HAZARABEDIAN
OSVALDO DO NASCIMENTO
RICARDO VILLELA MARINO
SÉRGIO RIBEIRO DA COSTA WERLANG
SILVIO APARECIDO DE CARVALHO

Senior Managing Directors
ANTONIO CARLOS MORELLI
ALEXANDRE ZÁKIA ALBERT
CARLOS HENRIQUE MUSSOLINI
JACKSON RICARDO GOMES
JOSÉ GERALDO BORGES FERREIRA
LUIZ ANTONIO FERNANDES VALENTE
LYWAL SALLES FILHO
MÁRCIO ANTÔNIO TEIXEIRA LINARES
MARIA ELIZABETE VILAÇA LOPES AMARO
MÁXIMO HERNÁNDEZ GONZÁLEZ
NATALÍSIO DE ALMEIDA JÚNIOR
PAULO ROBERTO SOARES
SANDRA NUNES DA CUNHA BOTEGUIM

Managing Directors
ALMIR VIGNOTO
ANDRÉ DE MOURA MADARÁS
ANTONIO CARLOS RICHECKI RIBEIRO
ANTONIO SIVALDI ROBERTI FILHO
ARNALDO PEREIRA PINTO
AURÉLIO JOSÉ DA SILVA PORTELLA
CARLOS EDUARDO MONICO
CELSON LUIZ HUPFER
CESAR PADOVAN
CÍCERO MARCUS DE ARAÚJO
CRISTIANE MAGALHÃES TEIXEIRA
EDELVER CARNOVALI
EDUARDO ALMEIDA PRADO
ERIVELTO CALDERAN CORRÊA
FABIO WHITAKER VIDIGAL
FERNANDO MARSELLA CHACON RUIZ
HELI DE ANDRADE
JAIME AUGUSTO CHAVES
JEAN MARTIN SIGRIST JÚNIOR
JOÃO ANTONIO DANTAS BEZERRA LEITE
JOÃO COSTA
JOAQUIM MARCONDES DE ANDRADE WESTIN
JOSÉ ANTONIO LOPES
JÚLIO ABEL DE LIMA TABUAÇO
LINDA AGARINAKAMURA
LUÍS ANTÔNIO RODRIGUES
LUIZ ANTONIO NOGUEIRA DE FRANÇA
LUIZ ANTONIO RIBEIRO
LUIZ EDUARDO ZAGO
LUIZ FERNANDO DE ASSUMPÇÃO FARIA
LUIZ MARCELO ALVES DE MORAES
MANOEL ANTONIO GRANADO
MARCELO BOOCK
MARCELO HABICE DA MOTTA
MARCELO SANTOS RIBEIRO
MARCO ANTONIO ANTUNES
MARCO ANTONIO SUDANO
MARCOS AURÉLIO REITANO
MARCOS ROBERTO CARNIELLI
MARIA ELSA ALBA BERNHOEFT
MIGUEL BURGOS NETO
MOACYR ROBERTO FARTO CASTANHO
OLIVIO MORI JÚNIOR
OSMAR MARCHINI
OSVALDO JOSÉ DAL FABBRO
PASCHOAL PIPOLO BAPTISTA
PATRICK PIERRE DELFOSSE
RENATA HELENA DE OLIVEIRA TUBINI
RICARDO ORLANDO
RICARDO TERENZI NEUENSCHWANDER
VALMA AVERSA PRIOLI

BANCO ITAÚ BBA S.A.

BOARD OF DIRECTORS

Chairman
ROBERTO EGYDIO SETUBAL

Vice-Chairmen
FERNÃO CARLOS BOTELHO BRACHER
HENRI PENCHAS

Directors
ALFREDO EGYDIO SETUBAL
ANTONIO BELTRAN MARTINEZ
ANTONIO CARLOS BARBOSA DE OLIVEIRA
CANDIDO BOTELHO BRACHER
EDMAR LISBOA BACHA
EDUARDO MAZZILLI DE VASSIMON
JEAN-MARC ROBERT NOGUEIRA BAPTISTA ETLIN
RODOLFO HENRIQUE FISCHER
SÉRGIO RIBEIRO DA COSTA WERLANG

EXECUTIVE BOARD

Chief Executive Officer
CANDIDO BOTELHO BRACHER

Executive Managing Vice-Presidents
ANTONIO CARLOS BARBOSA DE OLIVEIRA
EDUARDO MAZZILLI DE VASSIMON
JEAN-MARC ROBERT NOGUEIRA BAPTISTA ETLIN

Vice-President Director - Commercial
ALBERTO FERNANDES

Legal Counsel
EZEQUIEL GRIN

Directors
ALEXANDRE ENRICO SILVA FIGLIOLINO
ANDRÉ LUIS TEIXEIRA RODRIGUES
ANDRÉ LUIZ HELMEISTER
ANDRÉ EMILIO KOK NETO
CAIO IBRAHIM DAVID
ELAINE CRISTINA ZANATTA RODRIGUES VASQUINHO
EMERSON SAVI JUNQUEIRA
FÁBIO DE SOUZA QUEIROZ FERRAZ
FERNANDO FONTES IUNES
FRANCISCO PAULO COTE GIL
GILBERTO FRUSSA
GUSTAVO HENRIQUE PENHA TAVARES
JOÃO CARLOS DE GÊNOVA
JOSÉ IRINEU NUNES BRAGA
LILIAN SALA PULZATTO KIEFER
LUÍS ALBERTO PIMENTA GARCIA
MARCELO MAZIERO
MARCELO NAIGEBORIN
MÁRIO LÚCIO GURGEL PIRES
MÁRIO LUÍS BRUGNETTI
MARIO LUIZ AMABILE
MILTON MALUHY FILHO
ODAIR DIAS DA SILVA JUNIOR
PAOLO SERGIO PELLEGRINI
PAULO DE PAULA ABREU
PAULO ROMAGNOLI

ITAÚ SEGUROS S.A.

Chief Executive Officer
ROBERTO EGYDIO SETUBAL

Superintendent Director
OSVALDO DO NASCIMENTO

Executive Managing Vice-President
OLAVO EGYDIO SETUBAL JÚNIOR

Executive Directors
CLÁUDIO CESAR SANCHES
JOSÉ CARLOS MORAES ABREU FILHO

Managing Directors
ASTÉRIO SAMPAIO MIRANDA
IDACELMO MENDES VIEIRA
MANES ERLICHMAN NETO
MARCO ANTONIO ANTUNES

BANCO ITAUCRED FINANCIAMENTOS S.A.

Chief Executive Officer
ROBERTO EGYDIO SETUBAL

Managing Vice-Presidents
JOSÉ FRANCISCO CANEPA
MARCO AMBROGIO CRESPI BONOMI

Directors
ADRIENNE PATRICE GUEDES DAIBERT
ARNALDO PEREIRA PINTO
DILSON TADEU DA COSTA RIBEIRO
ERIVELTO CALDERAN CORRÊA
EVANIR COUTINHO USSIER (*)
FERNANDO JOSÉ COSTA TELES
FLÁVIO KITAHARA SOUSA
JACKSON RICARDO GOMES
JASON PETER CRAUFORD
LUÍS FERNANDO STAUB
LUÍS OTÁVIO MATIAS
LUIZ HENRIQUE DIDIER JÚNIOR
MANOEL DE OLIVEIRA FRANCO
MARCO ANTONIO ANTUNES
MARCOS VANDERLEI BELINI FERREIRA
MÁRIO MENDES AMADEU
MÁRIO WERNECK BRITTO
MAURÍCIO FERREIRA AGUDO ROMÃO
RODOLFO HENRIQUE FISCHER

(*) Elected at ASM of 01/02/2008 - awaiting BACEN's approval.

BANCO ITAÚ HOLDING FINANCEIRA S.A.

Consolidated Balance Sheet (Note 2a)

(In thousands of reais)

ASSETS	12/31/2007	12/31/2006
CURRENT ASSETS	227,925,142	158,940,624
CASH AND CASH EQUIVALENTS	4,287,879	3,391,367
INTERBANK INVESTMENTS (Notes 4a and 5)	55,115,646	29,816,172
Money market	40,740,131	20,363,830
Money market - Assets Guaranteeing Technical Provision - SUSEP (Note 10b)	746,227	203,009
Interbank deposits	13,629,288	9,249,333
SECURITIES AND DERIVATIVE FINANCIAL INSTRUMENTS (Notes 4b, 4c and 6)	52,960,574	36,694,065
Own portfolio	21,840,234	12,811,299
Subject to repurchase commitments	1,377,258	2,201,020
Pledged in guarantees	4,822,917	2,623,231
Deposited with the Central Bank	402,854	-
Securities subject to unrestricted repurchase agreements	4,113	-
Derivative financial instruments	2,946,196	1,966,467
Assets guaranteeing technical provision - PGBL/VGBL fund quotas (Note 10b)	18,664,004	14,323,595
Assets guaranteeing technical provision - other securities (Note 10b)	2,902,998	2,768,453
INTERBANK ACCOUNTS	17,297,963	15,187,398
Pending settlement	13,059	14,794
Central Bank deposits	17,213,774	15,117,614
National Housing System (SFH)	30,089	30,106
Correspondents	12,249	23,460
Interbank onlendings	28,792	1,424
INTERBRANCH ACCOUNTS	42,552	36,142
LOAN, LEASE AND OTHER CREDIT OPERATIONS (Note 7)	69,932,933	51,416,792
Operations with credit granting characteristics (Note 4d)	74,465,856	55,924,622
(Allowance for loan losses) (Note 4e)	(4,532,923)	(4,507,830)
OTHER RECEIVABLES	26,085,737	21,436,826
Foreign exchange portfolio (Note 8)	16,099,986	12,872,015
Income receivable	850,649	773,395
Insurance premiums receivable (Note 10b)	789,636	758,217
Negotiation and intermediation of securities	1,035,426	753,772
Sundry (Note 12a)	7,310,040	6,279,427
OTHER ASSETS (Note 4f)	2,201,858	960,862
Other assets	357,489	384,056
(Valuation allowance)	(59,820)	(68,537)
Prepaid expenses (Note 12b)	1,904,189	645,343
LONG-TERM RECEIVABLES	63,054,653	46,165,214
INTERBANK INVESTMENTS (Notes 4a and 5)	1,669,601	1,592,750
Money market	613,393	259,845
Money market - Assets Guaranteeing Technical Provision - SUSEP (Note 10b)	400,355	514,963
Interbank deposits	655,853	817,942
SECURITIES AND DERIVATIVE FINANCIAL INSTRUMENTS (Notes 4b, 4c and 6)	8,376,940	9,537,711
Own portfolio	4,678,813	6,389,392
Subject to repurchase commitments	761,310	432,908
Pledged in guarantees	1,104,162	356,972
Deposited with the Central Bank	-	131,247
Derivative financial instruments	1,174,016	1,399,661
Assets guaranteeing technical provision - other securities (Note 10b)	658,639	827,531
INTERBANK ACCOUNTS - National Housing System (SFH)	386,798	354,747
LOAN, LEASE AND OTHER CREDIT OPERATIONS (Note 7)	37,689,381	25,300,940
Operations with credit granting characteristics (Note 4d)	41,082,118	28,223,794
(Allowance for loan losses) (Note 4e)	(3,392,737)	(2,922,854)
OTHER RECEIVABLES	12,523,088	8,643,496
Foreign exchange portfolio (Note 8)	2,669,828	-
Sundry (Note 12a)	9,853,260	8,643,496
OTHER ASSETS - Prepaid expenses (Note 4f and 12b)	2,408,845	733,570
PERMANENT ASSETS	3,896,456	4,585,322
Investments (Notes 4g and 14a II)	1,259,767	2,010,341
Investments in affiliates	1,008,546	1,779,561
Other investments	330,197	322,062
(Allowance for losses)	(78,976)	(91,282)
FIXED ASSETS (Notes 4h and 14b)	1,885,492	2,071,224
Real estate in use	2,272,133	2,451,303
Other fixed assets	3,662,225	3,546,108
(Accumulated depreciation)	(4,048,866)	(3,926,187)
OPERATING LEASE ASSETS (Note 4i)	12,246	15,189
Leased assets	18,553	19,231
(Accumulated depreciation)	(6,307)	(4,042)
DEFERRED CHARGES (Notes 4j and 14b)	738,951	488,568
Organization and expansion expenditures	1,105,535	875,448
(Accumulated amortization)	(366,584)	(386,880)
TOTAL ASSETS	294,876,251	209,691,160

BANCO ITAÚ HOLDING FINANCEIRA S.A.

Consolidated Balance Sheet (Note 2a)

(In thousands of reais)

LIABILITIES	12/31/2007	12/31/2006
CURRENT LIABILITIES	**173,095,127**	**118,541,890**
DEPOSITS (Notes 4a and 9b)	**74,928,259**	**56,455,326**
Demand deposits	26,729,041	17,332,787
Savings deposits	27,989,905	22,911,960
Interbank deposits	1,509,891	2,142,590
Time deposits	17,294,464	12,303,689
Other deposits	1,404,958	1,764,300
DEPOSITS RECEIVED UNDER SECURITIES REPURCHASE AGREEMENTS (Notes 4a and 9c)	**38,873,272**	**18,925,696**
Own portfolio	17,877,911	10,572,982
Third-party portfolio	20,995,361	8,352,714
FUNDS FROM ACCEPTANCE AND ISSUANCE OF SECURITIES (Notes 4a and 9d)	**3,034,797**	**3,051,956**
Real estate notes	233,049	194,577
Mortgage notes	49,201	325,203
Debentures	1,599,990	1,605,221
Foreign borrowings through securities	1,152,557	926,955
INTERBANK ACCOUNTS	**403,549**	**728,107**
Pending settlements	49,181	23,157
Correspondents	354,368	704,950
INTERBRANCH ACCOUNTS	**1,452,411**	**1,446,639**
Third-party funds in transit	1,427,908	1,445,785
Internal transfer of funds	24,503	854
BORROWINGS AND ONLENDINGS (Notes 4a and 9e)	**10,211,650**	**4,750,276**
Borrowings	8,068,941	3,218,987
Onlendings	2,142,709	1,531,289
DERIVATIVE FINANCIAL INSTRUMENTS (Notes 4c and 6f)	**2,499,951**	**1,300,358**
TECHNICAL PROVISIONS FOR INSURANCE, PENSION PLAN AND CAPITALIZATION (Notes 4k and 10a)	**3,189,823**	**2,943,811**
OTHER LIABILITIES	**38,501,415**	**28,939,721**
Collection and payment of taxes and contributions	355,670	221,019
Foreign exchange portfolio (Note 8)	16,243,458	13,123,604
Social and statutory (Note 15b II)	2,859,323	2,229,701
Tax and social security contributions (Note 13c)	2,152,751	1,734,222
Negotiation and intermediation of securities	1,986,006	1,097,787
Credit card operations (Note 4d)	8,705,802	6,877,710
Securitization of foreign payment orders (Note 9f)	166,327	217,875
Subordinated debt (Note 9g)	2,065,107	61,900
Sundry (Note 12c)	3,966,971	3,375,903
LONG-TERM LIABILITIES	**90,618,028**	**66,208,922**
DEPOSITS (Notes 4a and 9b)	**6,663,918**	**4,717,548**
Interbank deposits	106,013	24,394
Time deposits	6,557,905	4,693,154
DEPOSITS RECEIVED UNDER SECURITIES REPURCHASE AGREEMENTS (Notes 4a and 9c)	**25,859,846**	**20,419,012**
Own portfolio	25,503,331	20,403,447
Free portfolio	356,515	15,565
FUNDS FROM ACCEPTANCE AND ISSUANCE OF SECURITIES (Notes 4a and 9d)	**5,336,311**	**4,489,434**
Mortgage notes	906,993	-
Debentures	2,129,902	1,350,000
Foreign borrowings through securities	2,299,416	3,139,434
BORROWINGS AND ONLENDINGS (Notes 4a and 9e)	**6,588,517**	**5,766,790**
Borrowings	2,613,800	1,960,450
Onlendings	3,974,717	3,806,340
DERIVATIVE FINANCIAL INSTRUMENTS (Notes 4c and 6f)	**1,357,353**	**945,909**
TECHNICAL PROVISIONS FOR INSURANCE, PENSION PLAN AND CAPITALIZATION (Notes 4k and 10a)	**20,642,276**	**16,092,640**
OTHER LIABILITIES	**24,169,807**	**13,777,589**
Foreign exchange portfolio (Note 8)	2,674,110	-
Tax and social security contributions (Note 13c)	8,564,955	5,895,302
Securitization of foreign payment orders (Note 9f)	943,248	1,313,842
Subordinated debt (Note 9g)	9,310,176	4,504,490
Sundry (Note 12c)	2,677,318	2,063,955
DEFERRED INCOME (Note 4n)	**73,509**	**81,152**
MINORITY INTEREST IN SUBSIDIARIES (Note 21g)	**2,120,501**	**1,294,725**
Stockholders' equity (Note 15)	**28,969,086**	**23,564,471**
Capital	14,254,213	14,254,213
Capital reserves	1,290,059	1,290,005
Revenue reserves	14,531,741	8,979,586
Adjustment to market value - securities and derivative financial instruments (Notes 4b, 4c and 6d)	65,467	163,600
(Treasury shares)	(1,172,394)	(1,122,933)
TOTAL LIABILITIES	**294,876,251**	**209,691,160**

BANCO ITAÚ HOLDING FINANCEIRA S.A.
Consolidated Statement of Income (Note 2a)
(In thousands of reais)

	01/01 to 12/31/2007	01/01 to 12/31/2006
INCOME FROM FINANCIAL OPERATIONS	**32,129,740**	**29,740,487**
Loan, lease and other credit operations	21,054,632	18,295,781
Securities and derivative financial instruments	7,830,790	8,339,986
Insurance, pension plan and capitalization (Note 10c)	2,210,270	2,117,128
Foreign exchange operations	147,596	67,820
Compulsory deposits	886,452	919,772
EXPENSES ON FINANCIAL OPERATIONS	**(11,158,359)**	**(11,706,169)**
Money market	(9,444,942)	(9,276,922)
Technical provisions for pension plan and capitalization (Note 10c)	(1,840,601)	(1,704,078)
Borrowings and onlendings	127,184	(725,169)
INCOME FROM FINANCIAL OPERATIONS AND ALLOWANCE FOR LOAN LOSSES	**20,971,381**	**18,034,318**
RESULT OF LOAN LOSSES (Note 7d I)	**(5,494,895)**	**(5,504,622)**
Expense for allowance for loan losses	(6,563,386)	(6,447,640)
Income from recovery of credits written off as loss	1,068,491	943,018
GROSS INCOME FROM FINANCIAL OPERATIONS	**15,476,486**	**12,529,696**
OTHER OPERATING INCOME (EXPENSES)	**(4,431,014)**	**(6,452,768)**
Banking service fees (Note 12 d)	10,174,445	9,096,573
Asset management	2,005,693	1,986,445
Current account services	1,535,693	1,548,991
Credit cards	2,348,711	2,104,276
Loan operations and guarantees provided	2,270,074	1,689,472
Collection services	901,682	908,815
Other	1,112,592	858,574
Result from insurance, pension plan and capitalization operations (Note 10c)	1,218,943	1,126,390
Personnel expenses (Note 12e)	(5,522,765)	(4,823,491)
Other administrative expenses (Note 12f)	(6,403,231)	(5,840,923)
Tax expenses (Notes 4m and 13a II)	(2,532,627)	(2,315,614)
Equity in earnings of affiliates (Note 14a III)	219,563	294,367
Other operating revenues (Note 12g)	521,397	558,998
Other operating expenses (Note 12h)	(2,106,739)	(4,549,068)
OPERATING INCOME	**11,045,472**	**6,076,928**
NON-OPERATING INCOME (Note 12i)	**2,873,321**	**383,474**
INCOME BEFORE TAXES ON INCOME AND PROFIT SHARING	**13,918,793**	**6,460,402**
INCOME TAX AND SOCIAL CONTRIBUTION (Notes 4m and 13a I)	**(4,756,443)**	**(1,436,599)**
Due on operations for the period	(3,032,090)	(2,386,270)
Related to temporary differences	(1,724,353)	949,671
PROFIT SHARING	**(743,657)**	**(669,753)**
Employees - Law 10,101 of 12/19/2000	(616,001)	(517,042)
Officers - Statutory - Law 6,404 of 12/15/1976	(127,656)	(152,711)
MINORITY INTEREST IN SUBSIDIARIES (Note 21g)	**54,911**	**(45,123)**
NET INCOME	**8,473,604**	**4,308,927**
WEIGHTED AVERAGE OF THE NUMBER OF OUTSTANDING SHARES (Note 15a)	**2,398,743,827**	**2,275,669,637**
NET INCOME PER SHARE - R$	**3.53**	**1.89**
BOOK VALUE PER SHARE - R$ (OUTSTANDING AT 12/31)	**12.09**	**9.84**

EFFECTS OF NONRECURRING ITEMS (Notes 2a and 21h)	**(1,294,643)**	**1,885,958**
NET INCOME WITHOUT THE NONCURRING EFFECTS	**7,178,961**	**6,194,885**
NET INCOME PER SHARE - R$	**2.99**	**2.72**

BANCO ITAÚ HOLDING FINANCEIRA S.A.
Consolidated Statement of Changes in Financial Position (Note 2a)
(In thousands of reais)

	01/01 to 12/31/2007	01/01 to 12/31/2006
A - FINANCIAL RESOURCES WERE PROVIDED BY	**90,614,785**	**62,337,299**
ADJUSTED NET INCOME	**8,892,266**	**7,754,947**
NET INCOME	8,473,604	4,308,927
Adjustments to net income	418,662	3,446,020
Depreciation and amortization	656,812	659,859
Equity in earnings of affiliates	(219,563)	(294,367)
Amortization of goodwill	-	3,111,934
Other	(18,587)	(31,406)
STOCKHOLDERS' RESOURCES:	124,508	6,083,464
Capital increase with purchase of shares	-	5,954,213
Granting of stock options	124,508	129,251
THIRD PARTIES' RESOURCES ARISING FROM:	81,468,667	48,339,215
- Increase in liabilities:	80,032,610	48,098,389
Deposits	20,419,303	10,653,139
Deposits received under securities repurchase agreements	25,388,410	17,314,058
Funds from acceptance and issuance of securities	829,718	2,580,628
Borrowings and onlendings	6,283,101	1,360,794
Derivative financial instruments	1,611,037	-
Technical provisions for insurance, pension plan and capitalization	4,795,648	4,396,917
Foreign exchange portfolio	5,793,964	5,295,675
Subordinated debt	7,516,735	-
Other liabilities	7,394,694	6,497,178
- Decrease in assets: Other assets	-	68,703
- Changes in deferred income	(7,643)	10,175
- Disposal of assets and investments:	419,727	116,056
Assets not for own use	63,880	74,911
Fixed assets	319,927	38,082
Investments	35,920	3,063
- Elimination of investments included in consolidation for the period	963,467	-
- Dividends received from affiliates	60,506	45,892
NET CHANGES IN MINORITY INTEREST	129,344	159,673
B - FINANCIAL RESOURCES WERE USED FOR	**89,718,273**	**61,030,494**
INTEREST ON CAPITAL AND DIVIDENDS PAID AND PROVIDED FOR	2,834,789	2,215,057
PURCHASE OF TREASURY SHARES	260,627	36,580
INVESTMENTS IN:	751,283	4,969,694
- Assets not for own use	36,905	82,293
- Fixed assets	608,937	801,448
- Investments (Note 14a II)	105,441	974,019
- Goodwill on acquisition of BKB	-	3,111,934
DEFERRED CHARGES	476,217	353,338
INCREASE IN ASSETS:	85,395,357	53,295,691
- Interbank investments	25,376,325	8,532,178
- Securities and derivative financial instruments	15,225,588	13,368,542
- Interbank and interbranch accounts	2,468,812	738,512
- Loan, lease and other credit operations	30,904,582	20,189,339
- Other receivables	2,588,595	5,302,516
- Foreign exchange portfolio	5,897,799	5,164,604
- Other assets	2,933,656	-
DECREASE IN LIABILITIES:	-	160,134
- Derivative financial instruments	-	142,103
- Subordinated debt	-	18,031
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS (A - B)	**896,512**	**1,306,805**
CHANGES IN FINANCIAL POSITION		
Cash and cash equivalents:		
- At the beginning of the period	3,391,367	2,084,562
- At the end of the period	4,287,879	3,391,367
- Increase (decrease)	**896,512**	**1,306,805**

BANCO ITAÚ HOLDING FINANCEIRA S.A.

Balance Sheet

(In thousands of reais)

ASSETS	12/31/2007	12/31/2006
CURRENT ASSETS	1,898,174	1,017,668
CASH AND CASH EQUIVALENTS	134	110
INTERBANK INVESTMENTS – Money Market (Notes 4a and 5)	152,841	168,370
SECURITIES AND DERIVATIVE FINANCIAL INSTRUMENTS (Notes 4b, 4c and 6)	30,231	1,986
Own portfolio	-	743
Derivative financial instruments	30,231	1,243
OTHER RECEIVABLES	1,713,398	844,392
Income receivable (Note 14 a I)	1,452,494	458,935
Sundry (Note 12a)	260,904	385,457
OTHER ASSETS - Prepaid expenses	1,570	2,810
LONG-TERM RECEIVABLES	772,521	906,322
INTERBANK INVESTMENTS – Interbank Deposits (Notes 4a and 5)	703,306	583,385
SECURITIES AND DERIVATIVE FINANCIAL INSTRUMENTS (Notes 4b, 4c and 6)	22,312	19,620
Own portfolio	22,312	18,728
Pledged in guarantees	-	892
OTHER RECEIVABLES - Sundry (Note 12a)	46,903	303,317
PERMANENT ASSETS	31,377,462	26,870,247
INVESTMENTS – Investments in subsidiaries (Notes 4g and 14 a I)	31,376,991	26,869,883
FIXED ASSETS AND DEFERRED CHARGES (Notes 4h and 4j)	471	364
TOTAL ASSETS	34,048,157	28,794,237
LIABILITIES		
CURRENT LIABILITIES	2,161,795	1,795,546
DERIVATIVE FINANCIAL INSTRUMENTS (Notes 4c and 6f)	36	53,906
OTHER LIABILITIES	2,161,759	1,741,640
Social and statutory (Note 15b II)	2,131,288	1,621,431
Tax and social security contributions (Note 13c)	688	53,647
Sundry (Note 12c)	29,783	66,562
LONG-TERM LIABILITIES	153,994	63,112
DERIVATIVE FINANCIAL INSTRUMENTS (Notes 4c and 6f)	565	29
OTHER LIABILITIES	153,429	63,083
Tax and social security contributions (Note 13c)	152,114	61,772
Sundry (Note 12c)	1,315	1,311
Stockholders' equity (Note 15)	31,732,368	26,935,579
Capital	14,254,213	14,254,213
Capital reserves	1,290,059	1,290,005
Revenue reserves	17,295,023	12,350,694
Adjustment to market value - securities and derivative financial instruments (Notes 4b, 4c and 6d)	65,467	163,600
(Treasury shares)	(1,172,394)	(1,122,933)
TOTAL LIABILITIES	34,048,157	28,794,237

BANCO ITAÚ HOLDING FINANCEIRA S.A.
Statement of Income
(In thousands of reais)

	2nd half 2007	01/01 to 12/31/2007	01/01 to 12/31/2006
INCOME FROM FINANCIAL OPERATIONS	**55,883**	**137,016**	**95,125**
Securities and derivative financial instruments	55,883	137,016	95,125
EXPENSES ON FINANCIAL OPERATIONS	**-**	**-**	**(2,918)**
Money market	-	-	(2,918)
GROSS INCOME FROM FINANCIAL OPERATIONS	**55,883**	**137,016**	**92,207**
OTHER OPERATING INCOME (EXPENSES)	**4,506,895**	**8,169,257**	**6,573,519**
Personnel expenses	(13,103)	(23,809)	(20,902)
Other administrative expenses	(18,564)	(50,524)	(35,449)
Tax expenses (Note 13a II)	(70,813)	(96,116)	(77,794)
Equity in earnings of subsidiaries (Note 14a I)	4,633,169	8,386,242	6,705,691
Other operating revenues (expenses) (Note 12h)	(23,794)	(46,536)	1,973
OPERATING INCOME	**4,562,778**	**8,306,273**	**6,665,726**
NON-OPERATING INCOME	**1,857**	**7,740**	**1,384**
INCOME BEFORE TAXES ON INCOME AND PROFIT SHARING	**4,564,635**	**8,314,013**	**6,667,110**
INCOME TAX AND SOCIAL CONTRIBUTION (Note13a I)	**(333,021)**	**(439,213)**	**158,212**
Due on operations for the period	(8,001)	18,511	(56,407)
Related to temporary differences	(325,020)	(457,724)	214,619
PROFIT SHARING	**(5,619)**	**(9,024)**	**(6,193)**
Employees - Law 10,101 of 12/19/2000	(2,440)	(3,330)	(1,798)
Officers - Statutory - Law 6,404 of 12/15/1976	(3,179)	(5,694)	(4,395)
NET INCOME	**4,225,995**	**7,865,776**	**6,819,129**
WEIGHTED AVERAGE OF THE NUMBER OF OUTSTANDING SHARES (Note 15a)		**2,398,743,827**	**2,275,669,637**
NET INCOME PER SHARE - R$		**3.28**	**3.00**
BOOK VALUE PER SHARE - R$ (OUTSTANDING AT 12/31)		**13.24**	**11.25**

BANCO ITAÚ HOLDING FINANCEIRA S.A.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY (NOTE 15)
(In thousands of reais)

	Capital	Capital reserves	Revenue reserves	Adjustment to market value - securities and derivative financial instruments	Retained earnings	(Treasury shares)	Total
BALANCES AT 07/01/2007	14,254,213	1,290,059	14,821,702	143,396	-	(969,004)	29,540,366
Treasury shares	-	-	(21,955)	-	-	(203,390)	(225,345)
Purchase of treasury shares	-	-	-	-	-	(251,808)	(251,808)
Granting of stock options- exercised options	-	-	(21,955)	-	-	48,418	26,463
Charge in adjustment to market value	-	-	-	(77,929)	(877)	-	(78,806)
Net income	-	-	-	-	4,225,995	-	4,225,995
Appropriations:							
Legal reserve	-	-	211,300	-	(211,300)	-	-
Statutory reserves	-	-	2,283,976	-	(2,283,976)	-	-
Dividends and interest on capital	-	-	-	-	(1,729,842)	-	(1,729,842)
BALANCES AT 12/31/2007	14,254,213	1,290,059	17,295,023	65,467	-	(1,172,394)	31,732,368
CHANGES IN THE PERIOD:	-	-	2,473,321	(77,929)	-	(203,390)	2,192,002
BALANCES AT 01/01/2006	8,300,000	1,289,969	7,842,554	284,066	-	(1,296,027)	16,420,562
Capital increase	5,954,213	-	-	-	-	-	5,954,213
Transfer of shares – ESM of 08/25/2006	4,581,120	-	-	-	-	-	4,581,120
Transfer of shares – ESM of 12/26/2006	1,373,093	-	-	-	-	-	1,373,093
Restatement of equity securities	-	36	-	-	-	-	36
Treasury shares	-	-	(80,423)	-	-	173,094	92,671
Purchase of treasury shares	-	-	-	-	-	(36,580)	(36,580)
Granting of stock options- exercised options	-	-	(80,423)	-	-	209,674	129,251
Charge in adjustment to market value	-	-	(15,509)	(120,466)	-	-	(135,975)
Complementary interest on capital paid on 03/13/2006 - Fiscal year 2005	-	-	(2,895)	-	-	-	(2,895)
Net income	-	-	-	-	6,819,129	-	6,819,129
Appropriations:							
Legal reserve	-	-	340,956	-	(340,956)	-	-
Statutory reserves	-	-	4,266,011	-	(4,266,011)	-	-
Dividends and interest on capital	-	-	-	-	(2,212,162)	-	(2,212,162)
BALANCES AT 12/31/2006	14,254,213	1,290,005	12,350,694	163,600	-	(1,122,933)	26,935,579
CHANGES IN THE PERIOD:	5,954,213	36	4,508,140	(120,466)	-	173,094	10,515,017
Restatement of equity securities	-	54	-	-	-	-	54
(Treasury shares)	-	-	(86,658)	-	-	(49,461)	(136,119)
Purchase of treasury shares	-	-	-	-	-	(260,627)	(260,627)
Granting of stock options- exercised options	-	-	(86,658)	-	-	211,166	124,508
Charge in adjustment to market value	-	-	-	(98,133)	-	-	(98,133)
Complementary interest on capital paid on 03/08/2007 - Fiscal year 2006	-	-	(5,174)	-	-	-	(5,174)
Net income	-	-	-	-	7,865,776	-	7,865,776
Appropriations:							
Legal reserve	-	-	393,289	-	(393,289)	-	-
Statutory reserves	-	-	4,642,872	-	(4,642,872)	-	-
Dividends and interest on capital	-	-	-	-	(2,829,615)	-	(2,829,615)
BALANCES AT 12/31/2007	14,254,213	1,290,059	17,295,023	65,467	-	(1,172,394)	31,732,368
CHANGES IN THE PERIOD:	-	54	4,944,329	(98,133)	-	(49,461)	4,796,789

BANCO ITAÚ HOLDING FINANCEIRA S. A

Statement of Changes in Financial Position

(In thousands of reais)

	2nd half of 2007	01/01 to 12/31/2007	01/01 to 12/31/2006
A - FINANCIAL RESOURCES WERE PROVIDED BY	**3,302,731**	**3,894,858**	**8,739,473**
Adjusted net income (loss)	**(381,377)**	**(468,872)**	**113,560**
Net income	4,225,995	7,865,776	6,819,129
Adjustments to net income	(4,607,372)	(8,334,648)	(6,705,569)
Equity in earnings of affiliates	(4,633,169)	(8,386,242)	(6,705,691)
Amortization of goodwill	25,707	51,412	-
Other	90	182	122
STOCKHOLDERS' RESOURCES:	26,463	124,508	6,083,464
Capital increase for transfer of shares – exercised options	-	-	5,954,213
Granting of stock options- exercised options	26,463	124,508	129,251
THIRD PARTIES' RESOURCES ARISING FROM:	3,657,645	4,239,222	2,542,449
- Increase in liabilities:	1,212,091	510,465	420,830
Derivative financial instruments	601	-	37,157
Other liabilities	1,211,490	510,465	383,673
- Decrease in assets	521,937	-	124,497
- Interbank investments	521,937	-	86,290
Securities and derivative financial instruments	-	-	38,207
- Disposal of investments	-	16	-
- Interest on capital/ Dividends received from affiliates	1,923,617	3,728,741	1,997,122
B - FINANCIAL RESOURCES WERE USED FOR	**3,303,107**	**3,894,834**	**8,739,644**
INTEREST ON CAPITAL AND DIVIDENDS PAID AND PROVIDED FOR	1,729,842	2,834,789	2,215,057
PURCHASE OF TREASURY SHARES	251,808	260,627	36,580
INVESTMENTS IN:	96	289	6,073,295
Investments – Investments in subsidiaries	-	-	6,073,079
Fixed assets/ deferred charges	96	289	216
INCREASE IN ASSETS:	1,321,361	745,795	414,712
- Interbank investments	-	104,392	-
- Securities and derivative financial instruments	19,377	30,105	-
Other receivables and Other assets	1,301,984	611,298	414,712
DECREASE IN LIABILITIES - Derivative financial instruments	-	53,334	-
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS (A - B)	**(376)**	**24**	**(171)**
CHANGES IN FINANCIAL POSITION			
Cash and cash equivalents:			
- At the beginning of the period	510	110	281
- At the end of the period	134	134	110
- Increase (decrease)	(376)	24	(171)

BANCO ITAÚ HOLDING FINANCEIRA S.A.

NOTES TO THE FINANCIAL STATEMENTS

FROM JANUARY 1 TO DECEMBER 31, 2007 AND 2006

(In thousands of reais)

NOTE 1 - OPERATIONS

Banco Itaú Holding Financeira S.A. (ITAÚ HOLDING) is a publicly-held company which, together with its subsidiary and affiliated companies, operates in Brazil and abroad, with all types of banking activities, through its commercial, investment, consumer credit, real estate loan, finance and investment credit, and lease portfolios, including foreign exchange operations, and other complementary activities, with emphasis on Insurance, Private Pension Plans, Capitalization, Securities Brokerage and Administration of Credit Cards, Consortia, Investment Funds and Managed Portfolios.

NOTE 2 – PRESENTATION OF THE FINANCIAL STATEMENTS

a) Presentation of the Financial Statements

The financial statements of ITAÚ HOLDING and of its subsidiaries (ITAÚ HOLDING CONSOLIDATED) have been prepared in accordance with accounting principles established by the Brazilian Corporate Law and instructions issued by the Central Bank of Brazil (BACEN), the National Monetary Council (CMN) the Brazilian Securities and Exchange Commission (CVM) and the Superintendency of Private Insurance (SUSEP), which include the use of estimates necessary to calculate accounting provisions.

At the Extraordinary Stockholders' Meetings held on December 26, 2006, stockholders approved the purchase of all shares of the capital stock of BankBoston (BKB) operations in Chile and Uruguay, converting them in ITAÚ HOLDING's wholly-owned subsidiary companies; this acquisition was recorded in the headings Investments – investments in affiliates and equity in earnings of affiliates of the Consolidated Balance Sheet and Statement of Income, respectively, as of December 31, 2006. On February 1, 2007, February 7, 2007 and March 12, 2007, these transactions were approved by BACEN, by the Superintendency of Bank and Financial Institutions of Chile (SBIF) and by the Uruguayan authorities, respectively, and therefore they started being included in the consolidation process on March 31, 2007.

The consolidated statement of income from January 1 to December 12, 2006 includes BKB's results in Brazil as from May 1, 2006. In order to enable the proper analysis of the net income, the heading "Net income without the nonrecurring effects" is presented below the Consolidated Statement of Income, and this effect is highlighted in a heading called "Exclusion of the nonrecurring effects" (Note 21h).

On May 31, 2007, the acquisitions of Bank of America Corporation (BAC) subsidiary companies, BankBoston International (BBI) and BankBoston Trust Company Limited (BBT), by ITAÚ HOLDING subsidiary companies, Banco Itaú Europa (BIE) and Banco Itaú Europa Luxembourg, were concluded. The related goodwill amounting to R$ 95,665 was fully amortized in the consolidated financial statements (Note 12h).

On June 28, 2007, ITAU HOLDING disposed of 22.33% of the interest it held in the capital stock of Serasa S.A., comprising 832,176 shares, to Experian Brasil Aquisições Ltda., and the remaining indirect interest of 10.29% was no longer consolidated as from that date (Note 14 a II). The income before taxes amounted to R$ 742.523 (Note 12i).

In 2007, public stock offerings were carried out, in which ITAÚ HOLDING sold part of interest in the capital of the companies below:

Company	Operation date	Disposal		Remaining Share (%)	Income before taxes (Note 12i)
		Share (%)	Number of shares		
Redecard S.A.	07/11 and 31	8.73	53,798,700	23.21	1,544,439
Bovespa Holding S.A.	10/26	1.62	11,422,427	4.02	248,453
Bolsa de Mercadorias & Futuros - BM&F S.A.	12/03	1.53	13,856,195	2.31	226,823

On December 28, 2007, ITAÚ HOLDING and LPS Brasil – Consultoria de Imóveis S.A. (LOPES), by way of its subsidiaries, entered into a partnership agreement to promote and offer real estate products and financial services, comprising the incorporation of a promotion company proportionally held by these companies, the equal distribution of profits after capital cost, arising from the distribution of these products and services and the execution of commissioning agreements to offer and sell other financial products and services. ITAÚ HOLDING paid R$ 290,000 for the agreement to SATI – Assessoria Imobiliária Ltda. (SATI), a LOPES' subsidiary. This payment is recorded in Prepaid Expenses and will be amortized in 240 months (20 years). If the promotion company meets certain predefined targets, SATI may receive an additional amount of up to R$ 220,000 over a ten-year period. (Note 12b).

As set forth in the sole paragraph of article 7 of BACEN Circular Letter 3,068, of November 8, 2001, securities classified as trading securities (Note 4b) are presented in the Balance Sheet under Current Assets regardless of their maturity dates.

The receivables, arising from purchases made by cardholders, are included in Loan, Lease and Other Credit Operations – Credit Card Operations. The resources related to these amounts are included in Other Liabilities – Credit Card Operations. Lease Operations are presented, at present value, in the Balance Sheet, and the related income and expenses, which represent the financial result of these operations, are presented, grouped together, under loan, lease and other credits operations in the Statement of Income. Advances on exchange contracts are reclassified from Other Liabilities – Foreign Exchange Portfolio. The foreign exchange result is presented on an adjusted basis, with the reclassification of expenses and income, in order to represent exclusively the impact of variations and differences of rates on the balance sheet accounts denominated in foreign currencies.

b) Consolidation

As set forth in paragraph 1, article 2, of BACEN Circular Letter 2,804, of February 11, 1998, the financial statements of ITAÚ HOLDING comprise the consolidation of its foreign subsidiary companies.

Intercompany transactions and balances and results have been eliminated on consolidation. The investments held by consolidated companies in Exclusive Investment Funds are consolidated. The investments in these fund portfolios are classified by type of transaction and were distributed by type of security, in the same categories in which these securities had been originally allocated. The effects of the Foreign Exchange Variation on investments abroad are classified in the Statement of Income accounts, according to the nature of the corresponding balance sheet accounts.

The difference in Net Income and Stockholders' Equity between ITAÚ HOLDING and ITAÚ HOLDING CONSOLIDATED (Note 15d) results from the elimination of unrealized profits arising from consolidated intercompany transactions, the related taxes on which have been deferred, and from the adoption of different criteria for the amortization of goodwill originated on purchase of investments and the recognition of deferred tax assets.

In ITAÚ HOLDING, the goodwill recorded in subsidiaries, mainly originated from the acquisition of BKB operations in Brazil, Chile and Uruguay, of BBI and BBT, from the partnership to set up the Financeira Itaú CBD and Americanas Itaú and from the acquisition of part of the shares of BPI S.A., is being amortized based on the expected future profitability (10 years) or upon realization of investments.

In ITAÚ HOLDING CONSOLIDATED, this goodwill was fully amortized in the years when these investments occurred in order to: a) permit better comparability with previous periods' consolidated financial statements; and b) permit measuring Net Income and Stockholders' Equity based on conservative criteria.

The consolidated financial statements comprise ITAÚ HOLDING and its direct and indirect subsidiaries, among which we highlight:

		Incorporation country	Interest % 12/31/2007	Interest % 12/31/2006
Afinco Americas Madeira, SGPS, Sociedade Unipessoal, LDA		Portugal	100.00	100.00
Banco Fiat S.A.		Brazil	99.99	99.99
Banco Itaú BBA S.A.		Brazil	95.75	95.75
Banco Itaú Buen Ayre S.A.		Argentina	99.99	99.99
Banco Itaú Cartões S.A.	(1)	Brazil	-	99.99
Banco Itaú Chile (Note 2a)		Chile	99.99	-
Banco Itaú Europa Luxembourg S.A.	(2)	Luxembourg	19.52	19.52
Banco Itaú Europa, S.A.	(2)	Portugal	19.53	19.53
Banco Itaú Uruguay S.A. (Note 2a)		Uruguay	100.00	-
Banco Itaú S.A.		Brazil	100.00	100.00
Banco ItauBank S.A.		Brazil	100.00	100.00
Banco Itaucard S.A.		Brazil	99.99	99.99
Banco Itaucred Financiamentos S.A.		Brazil	99.99	99.99
Banco Itauleasing S.A.	(3)	Brazil	99.99	99.99
BIU Participações S.A.	(4)(5)	Brazil	41.66	-
Cia. Itaú de Capitalização		Brazil	99.99	99.99
FAI - Financeira Americanas Itaú S.A. Crédito, Financiamento e Investimento	(4)	Brazil	50.00	50.00
Fiat Administradora de Consórcios Ltda.		Brazil	99.99	99.99
Financeira Itaú CBD S.A. Crédito, Financiamento e Investimento	(6)	Brazil	50.00	50.00
Itaú Administradora de Consórcios Ltda.		Brazil	99.99	99.99
Itau Bank, Ltd.	(7)	Cayman Islands	100.00	100.00
Itaú Corretora de Valores S.A.		Brazil	99.99	99.99
Itaú Seguros S.A.		Brazil	100.00	100.00
Itaú Vida e Previdência S.A.		Brazil	100.00	100.00
Itaú XL Seguros Corporativos S.A.	(6)	Brazil	50.00	50.00
ItauBank Leasing S.A. Arrendamento Mercantil		Brazil	99.99	99.99
Itaúsa Export S.A.	(2)	Brazil	22.23	22.23
OCA Casa Financiera S.A. (Note 2a)		Uruguay	100.00	-
Orbitall Serviços e Processamento de Informações Comerciais S.A.		Brazil	100.00	100.00
Redecard S.A. (Note 2a)	(4)	Brazil	23.21	31.94
Serasa S.A. (Note 2a)		Brazil	-	32.54

(1) Company spun off on July 31, 2007 into Banco Itaucard S.A and Banco Itaú S.A.

(2) Affiliated companies included in consolidation, duly authorized by CVM, for a better presentation of the economic unit. Controlled by Itaúsa - Investimentos Itaú S.A. (ITAÚSA).

(3) New company's name of Cia Itauleasing de Arrendamento Mercantil, approved by BACEN on 09/12/2007.

(4) Companies with shared control included proportionally in consolidation.

(5) Company incorporated on June 27, 2007, the capital of which was paid-in with the transfer of shares of Serasa S.A., represented by remaining interest of 10.29% (Note 2a).

(6) Company with shared control full, included in consolidation, as authorized by CVM, in view of the business management by ITAÚ HOLDING.

(7) It does not include Redeemable Preferred Shares (Note 9g).

NOTE 3 – BASEL AND FIXED ASSET RATIOS

The main indicators at December 31, 2007, according to present regulation, are as follows:

	Financial system consolidated (1)	Economic-financial consolidated (2)
Referential equity (3)	36,937,627	37,094,609
Basel ratio	18.7%	17.9%
Tier I	14.8%	14.2%
Tier II	3.9%	3.7%
Fixed assets ratio (4)	23.8%	13.8%
Excess capital in relation to fixed assets	9,674,322	13,408,346

(1) Consolidated financial statements including financial companies only.

(2) Consolidated financial statements comprising all subsidiary companies, including insurance, pension plan and capitalization companies and those in which control is based on the sum of interests held by the bank, its managers, parent company and related companies, notwithstanding their percentage, as well as those directly or indirectly acquired, through investment funds.

(3) The CMN, through Resolution 3,444, of February 28, 2007, determined the Referential Equity (PR), for purposes of calculating operating limits, as being the sum of both Tier I and Tier II levels, following the international experience, each of them comprising items from stockholders' equity, as well as subordinated debt and hybrid capital and debt instruments.

The amount corresponding to foreign branch or interests in a financial institution abroad, in relation to which BACEN does not have access to sufficient information, data and documents to oversee the global consolidation, in addition to possible surplus of funds invested in Permanent Assets, should be deducted from PR.

As from July 2, 2007, the balance of investments in shares and other securities that are included either in Tier I or Tier II of PR and issued by other institutions authorized to operate by BACEN, should also be deducted from PR. This procedure did not affect the PR calculation bases of ITAÚ HOLDING.

(4) The difference between the fixed asset ratio of the financial system consolidated and the economic-financial consolidated arises from the inclusion of non-financial subsidiary companies, which provide high liquidity and low level of fixed asset ratio, with a consequent decrease in the fixed asset ratio of the economic and financial consolidated amounts, enabling, when necessary, the distribution of funds to the financial companies.

Management considers the current Basel ratio (17.9%, based on economic-financial consolidated) to be adequate, taking into account the following:

a) It is much higher than the minimum required by the authorities (11.0%).

b) In view of the realizable values of assets (Note 17), the additional provision (exceeding the minimum required) and unrecorded deferred tax assets, the ratio would increase to 20.9%

BACEN Circular Letter 3,353, of June 8, 2007, which came into effect as from July 2, 2007, changed the "F" Factor from 0.5 to 1.0, which is applicable for the exposure in gold, foreign currency and financial assets and liabilities subject to exchange variation, for calculation of the Required Referential Equity (PRE), consistent with the risks of activities, used in the calculation of the Basel Ratio.

CMN Resolution 3,490, of August 29, 2007, which will come into effect as from July 1, 2008, established new parameters for determining of the PRE.

The procedures for calculation of the portion of PRE related to the exposure in gold, foreign currency and operations subject to exchange variation, were consolidated in BACEN Circular Letter 3,367, of September 12, 2007, which is already in effect, and sets forth the use of the options below:

- In its article 9, the inclusion of tax effects of the short position, carried out with the purpose of providing hedge for foreign investments. This option depended on the Board of Directors' approval, which was granted on November 5, 2007; and

- In sole paragraph of article 4, the inclusion, on the calculation basis, of exposure related to funds obtained abroad by consolidated companies and used in loans, onlendings, advances, financing and commercial lease operations, contracted with individual and companies in the country. This option depended on ITAÚ HOLDING reporting to BACEN, which was carried out on December 21, 2007.

The remaining portions of PRE, except for that related to operating risk, were established by Circular Letters 3,360, 3,361, 3,362, 3,363, 3,364, 3,366 and 3,368, of September 12, 2007, which will be in force as from July 1, 2008, with effects estimated in the table below:

Simulation of Effects on Basel Ratio	Financial system consolidated	Economic-financial consolidated
Ratio under the current criteria	18.7%	17.9%
Exposures based on risk factor:	-0.1%	-0.1%
Retail loan operations reclassified to 75%	1.7%	1.5%
Loan commitments	-1.2%	-1.1%
Exposures related to investments in investment fund quotas	-0.1%	-0.1%
Other effects	-0.5%	-0.4%
Risk of operations subject to interest rate variation (*)	0.2%	0.1%
Risk of operations subject to commodity price variation	0.0%	0.0%
Risk of operations subject to stock price variation	0.0%	0.0%
Ratio under the criteria effective as from July 1, 2008	18.8%	17.9%

(*) For the requirement of capital in the risk of interest rate coupon, the multiplier factor published by BACEN for fixed rate risk was adopted.

For calculation of the ratios as of December 31, 2007, the Referential Equity was used, as follows:

	Operating consolidated	Economic-financial consolidated
ITAÚ HOLDING Stockholders' equity (Consolidated)	**28,969,086**	**28,969,086**
Minority interest in subsidiaries	1,923,474	2,084,887
Unrealized income (loss)	2,416	-
Consolidated stockholders' equity (BACEN)	**30,894,976**	**31,053,973**
Subordinated debt	6,937,557	6,937,557
Deferred tax assets excluded from Tier I	(369,577)	(369,577)
Deferred assets excluded from Tier I	(288,695)	(290,710)
Tier I + Tier II	**37,174,261**	**37,331,243**
Exclusions:		
Indirect equity share in Banco Itaú Europa, S.A.	(236,634)	(236,634)
Referential equity	**36,937,627**	**37,094,609**

During this period, the effects of the changes in legislation and balances were as follows:

Changes in the Basel Ratio	Financial system consolidated			Economic-financial consolidated		
	Referential equity	Weighted Assets	Effect	Referential equity	Weighted Assets	Effect
Ratio at 12/31/2006	**30,422,571**	**167,695,392**	**18.1%**	**30,477,537**	**176,781,177**	**17.2%**
Net income	8,310,329	-	5.0%	8,219,240	-	4.7%
Amortization of goodwill (*)	(4,435,904)	(4,435,904)	-2.1%	(4,435,904)	(4,435,904)	-2.0%
Deferred tax assets – Amortization of goodwill (*)	1,214,703	3,644,109	0.3%	1,214,703	3,644,109	0.3%
Interest on capital and dividends	(2,834,789)	-	-1.7%	(2,834,789)	-	-1.6%
Change in the adjustment to market value – securities and derivatives	(92,740)	-	-0.1%	(92,740)	-	-0.1%
Treasury shares	(136,119)	-	-0.1%	(136,119)	-	-0.1%
Subordinated debt	5,107,985	-	3.1%	5,107,985	-	2.9%
Deferred assets excluded from Tier I of referential equity	(288,695)	(288,695)	-0.1%	(290,710)	(290,710)	-0.1%
Other changes in referential equity	(329,714)	-	-0.2%	(134,594)	-	-0.1%
Changes in weighted assets	-	30,525,401	-3.5%	-	32,027,496	-3.2%
Ratio at 12/31/2007	**36,937,627**	**197,140,303**	**18.7%**	**37,094,609**	**207,726,168**	**17.9%**

(*) *As from the first quarter of 2007, we started to align the criteria for amortization of goodwill of the Financial System Consolidated and Economic and Financial Consolidated models with those of the published financial statements.*

NOTE 4 – SUMMARY OF THE MAIN ACCOUNTING PRACTICES

a) **Interbank investments, remunerated restricted credits – Brazilian Central Bank, remunerated deposits, deposits received under securities repurchase agreements, funds from acceptance and issuance of securities, borrowings and onlendings and other receivables and payables –** Transactions subject to monetary correction and foreign exchange variation and operations with fixed charges are recorded at present value, calculated "pro rata die" based on the variation of the contracted index and interest rate.

b) **Securities** - Recorded at cost of acquisition restated by the index and/or effective interest rate and presented in the Balance Sheet, according to BACEN Circular Letter 3,068, of November 8, 2001. Securities are classified into the following categories:

- Trading securities – acquired to be actively and frequently traded, and adjusted to market value, with a contra-entry to the results for the period;

- Available-for-sale securities – securities that can be negotiated but are not acquired to be actively and frequently traded. They are adjusted to their market value with a contra-entry to an account disclosed in stockholders' equity;

- Held-to-maturity securities – securities, except for non-redeemable shares, for which the bank has the financial condition and intends or is required to hold them in the portfolio up to their maturity, are recorded at cost of acquisition, or market value, whenever these are transferred from another category. Os títulos são atualizados até a data de vencimento, não sendo avaliados pelo valor de mercado. The securities are adjusted up to their maturity date, not being adjusted to market value.

Gains and losses on available-for-sale securities, when realized, are recognized at the trading date in the statement of income, with a contra-entry to a specific stockholders' equity account.

Decreases in the market value of available-for-sale and held-to-maturity securities below their related costs, resulting from non-temporary reasons, are recorded in results as realized losses.

c) **Derivative financial instruments** - These are classified on the date of their acquisition, according to management's intention of using them either as a hedge or not, according to BACEN Circular Letter 3,082, of January 30, 2002. Transactions involving financial instruments, carried out upon the client's request, for their own account, or which do not comply with hedging criteria (mainly derivatives used to manage the overall risk exposure) are stated at market value, including realized and unrealized gains and losses, which are recorded directly in the statement of income.

The derivatives used for protection against risk exposure or to modify the characteristics of financial assets and liabilities, which have changes in market value highly associated with those of the items being protected at the beginning and throughout the duration of the contract, and which are found effective to reduce the risk related to the exposure being protected, are classified as a hedge, in accordance with their nature:

- Market Risk Hedge – Financial assets and liabilities, as well as their related financial instruments, are accounted for at their market value plus realized and unrealized gains and losses, which are recorded directly in the statement of income.

- Cash Flow Hedge - The effective amount of the hedge of financial assets and liabilities, as well as their related financial instruments, are accounted for at their market value plus realized and unrealized gains and losses, net of tax effects, when applicable, and recorded in a specific account in stockholders' equity. The ineffective portion of hedge is recorded directly in the statement of income.

d) Loan, Lease and Other Credit Operations (Operations with Credit Granting Characteristics) – These transactions are recorded at present value and calculated "pro rata die" based on the variation of the contracted index, and are recorded on the accrual basis until the 60th day overdue in financial companies. After the 60th day, income is recognized upon the effective receipt of installments. Credit card operations include receivables arising from the purchases made by cardholders. The funds related to these amounts are recorded in Other Liabilities – Credit Card Operations.

e) Allowance for Loan Losses - The balance of the allowance for loan losses was recorded based on the credit risk analysis, at an amount considered sufficient to cover loan losses according to the rules determined by CMN Resolution 2,682 of December 21, 1999, among which are:

- Provisions are recorded from the date loans are granted, based on the client's risk rating and on the periodic quality evaluation of clients and industries, and not only in the event of default;

- Based exclusively on delinquency, write-offs of credit operations against loss may be carried out 360 days after the due date of the credit or 540 days for operations that mature after a period of 36 months.

f) Other assets - These assets are mainly comprised by assets held for sale relating to real estate available for sale, own real estate not in use and real estate received as payment in kind, which are adjusted to market value through the set-up of a provision, according to current regulations; and prepaid expenses, corresponding to disbursements, the benefit of which will occur in future periods.

g) Investments - In subsidiary and affiliated companies, investments are accounted for under the equity method. The consolidated financial statements of foreign branches and subsidiaries are adapted to comply with Brazilian accounting practices and converted into Reais. Other investments are recorded at cost, restated up to December 31, 1995, and adjusted to market value by setting up a provision in accordance with current standards.

h) Fixed assets - These assets are stated at cost of acquisition or construction, less accumulated depreciation, restated up to December 31, 1995. For insurance, pension plan and capitalization operations, property and equipment are adjusted to market value supported by appraisal reports. Depreciation is calculated using the straight-line method, based on monetarily corrected cost, considering that the items/equipment with residual value up to R$ 3 are fully depreciated. Depreciation is calculated at the following annual rates:

Real estate in use	4 %	to	8 %
Installations, furniture, equipment and security, transportation and communication systems	10 %	to	25 %
EDP systems	20 %	to	50 %

i) Operating leases – Leased assets are stated at cost of acquisition less accumulated depreciation. The depreciation of leased assets is recognized under the straight-line method, based on their usual useful lives, taking into account that the useful life shall be decreased by 30% should it meet the conditions provided for by Ordinance No. 113 of February 26, 1988 issued by the Ministry of Finance. Receivables are recorded in lease receivable at the contractual amount, with contra-entry to unearned income accounts. The recognition in income will occur on the due date of the installments.

j) Deferred charges - Deferred organization and expansion expenditures mainly represent leasehold improvements and acquisition of software, and acquisition of customer portfolios, which are amortized in periods from five to ten years.

k) **Technical Provisions of Insurance, Pension Plan and Capitalization** – provisions are recognized according to the technical notes approved by SUSEP and criteria established by CNSP Resolution 162 of December 26, 2006 and the amendments introduced by CNSP Resolution 181, of December 19, 2007.

I- **Insurance:**

- Provision for unearned premiums – recognized to determine unearned premiums relating to the risk coverage period, calculated pro rata die, and relating to risks not yet issued, calculated based on estimates, according to an actuarial technical study.

- Provision for premium deficiency – recognized according to the Technical Actuarial Note in case of insufficient Provision for unearned premiums;

- Provision for unsettled claims – recognized based on claims of loss in an amount sufficient to cover future commitments, awaiting judicial decision, which amounts are determined by court-appointed experts and legal advisors that make assessments based on the insured amounts and technical regulations, taking into consideration the likelihood of unfavorable outcome to the insurance company.

- Provision for claims incurred but not reported (IBNR) – recognized for the estimated amount of claims occurred for risks assumed in the portfolio but not reported.

II- **Pension Plan and Individual life with living benefits** – correspond to liabilities assumed such as retirement plans, disability, pension and annuity:

- Mathematical provisions for benefits to be granted and benefits granted – correspond to commitments assumed with participants, but for which benefits are not yet due, and to those receiving the benefits;

- Provision for insufficient contribution – recognized in case of insufficient mathematical provisions;

- Provision for events incurred but not reported (IBNR) – recognized for the estimated amount of events occurred but not reported;

- Provision for financial surplus – recognized by the difference between the contributions daily adjusted by the Investment Portfolio and the funds guaranteeing them, according to the plan's regulation;

- Provision for financial variation – recognized according to the methodology provided for by Technical Actuarial Note in order to guarantee that the financial assets are sufficient to cover mathematical provisions.

III- **Capitalization:**

- Mathematical provision for redemptions – represents capitalization certificates received to be redeemed;

- Provision for raffle contingencies – recognized according to the methodology provided for by Technical Actuarial Note to cover the Provision for raffles in the event of insufficient funds.

l) **Contingent Assets and Liabilities and Legal Liabilities – Tax and Social Security:** assessed, recognized and disclosed according to the provisions set forth in CMN Resolution 3,535 of January 31, 2008.

I - Contingent Assets and Liabilities

Refer to potential rights and obligations arising from past events, the occurrence of which is dependent upon future events.

- Contingent Assets: not recognized, except upon evidence ensuring a high reliability level of realization, usually represented by claims awarded a final and unappealable judgment and confirmation of the recoverability of the claim through receipt of amounts or offset against another liability.

- Contingent Liabilities: basically arise from administrative proceedings and lawsuits, inherent in the normal course of business, filed by third parties, former employees and governmental bodies, in connection with civil, labor, tax and social security lawsuits and other risks. These contingencies are calculated based on conservative practices, being usually recorded based on the opinion of legal advisors and considering the probability that financial resources shall be required for settling the obligation, the amount of which may be estimated with sufficient certainty. Contingencies are classified either as probable, for which provisions are recognized; possible, which are disclosed but not recognized; or remote, for which recognition or disclosure are not required. Any contingent amounts are measured through the use of models and criteria which allow their adequate measurement, in spite of the uncertainty of their term and amounts.

  Escrow deposits are restated in accordance with the current legislation.

Contingencies guaranteed by indemnity clauses in privatization processes and with liquidity are only recognized upon judicial notification with simultaneous recognition of receivables, without any effect on results.

II - Legal Liabilities – Tax and Social Security

Represented by amounts payable related to tax liabilities, the legality or constitutionality of which are subject to administrative or judicial defense, recognized at the full amount under discussion.

Liabilities and related escrow deposits are adjusted in accordance with the current legislation.

m) **Taxes** - These provisions are calculated according to current legislation at the rates shown below, for effects of the related calculation bases.

Income tax	15.00%
Additional income tax	10.00%
Social contribution (Note 21j II)	9.00%
PIS (1)	0.65%
COFINS (1)	4.00%
ISS	up to 5.00%
CPMF (2)	0.38%

(1) *For non-financial subsidiaries that do not fall into the non-cumulative calculation system, the PIS rate is 1.65%, and COFINS rate is 7.6%.*

(2) *As from January 1, 2008, the withholding and payment of this contribution were ended, pursuant to Regulatory Instruction 450, of September 21, 2004, of the Federal Revenue Service.*

n) **Deferred income** – This refers to unexpired interest received in advance that is recognized in income as earned, and the negative goodwill on acquisition of investments arising from expected future losses, which has not been absorbed in the consolidation process.

NOTE 5 - INTERBANK INVESTMENTS

	12/31/2007						12/31/2006	
	0 - 30	31 - 180	181 - 365	After 365	Total	%	Total	%
Money market	34,955,614	2,998,342	2,786,175	613,393	41,353,524	72.8	20,623,675	65.7
Funded position (*)	13,598,064	2,989,684	2,786,175	613,145	19,987,068	35.2	11,955,392	38.1
Financed position	21,004,984	76	-	248	21,005,308	37.0	8,653,804	27.5
With free movement	-	-	-	-	-	-	498,580	1.5
Without free movement	21,004,984	76	-	248	21,005,308	37.0	8,155,224	26.0
Short position	352,566	8,582	-	-	361,148	0.6	14,479	0.1
Money market – Assets Guaranteeing Technical Provisions - SUSEP	-	203,021	543,206	400,355	1,146,582	2.0	717,972	2.2
Interbank deposits	9,382,677	1,599,845	2,646,766	655,853	14,285,141	25.2	10,067,275	32.1
TOTAL	44,338,291	4,801,208	5,976,147	1,669,601	56,785,247		31,408,922	
% per maturity term	78.1	8.5	10.5	2.9				
TOTAL - 12/31/2006	19,902,709	8,370,721	1,542,742	1,592,750	31,408,922			
% per maturity term	63.3	26.7	4.9	5.1				

(*) Includes R$ 6,850,110 (R$ 4,327,063 at 12/31/2006) related to money market with free movement, in which securities are basically restricted to guarantee transactions at the Brazilian Mercantile and Futures Exchange (BM&F) and the Central Bank of Brazil (BACEN).

In ITAÚ HOLDING at 12/31/2007, portfolio is composed of Money market – funded position falling due in up to 30 days amounting to R$ 152,841 (R$ 168,370 at 12/31/2006) and Interbank deposits over 365 days amounting to R$ 703,306 (R$ 583,385 at 12/31/2006).

NOTE 6 - SECURITIES AND DERIVATIVE FINANCIAL INSTRUMENTS (ASSETS AND LIABILITIES)

See below the composition by Securities and Derivatives type, maturity and portfolio already adjusted to their respective market values.

a) Summary per maturity

	12/31/2007											12/31/2006
	Cost	Provision for adjustment to market value with impact on: Results	Provision for adjustment to market value with impact on: Stockholders' equity	Market value	%	0 - 30	31 - 90	91 - 180	181 - 365	366 - 720	Over 720 days	Market value
GOVERNMENT SECURITIES - DOMESTIC	14,566,316	(52,055)	55,812	14,569,073	23.6	1,095,718	323,374	1,085,078	1,792,810	6,562,500	3,709,593	9,373,099
Financial Treasury Bills	2,862,981	278	328	2,863,587	4.7	-	267,922	105,273	423,658	1,307,999	758,735	2,582,860
National Treasury Bills	8,175,523	(46,358)	(10,408)	8,118,757	13.2	812,628	-	556,048	1,216,145	5,100,486	433,450	2,444,665
National Treasury Notes	2,205,713	(4,264)	53,004	2,254,453	3.7	16,630	11,791	388,138	73,959	91,052	1,672,883	2,769,054
National Treasury Notes - M	24,538	-	-	24,538	-	-	-	8,324	8,177	8,037	-	49,387
National Treasury/Securitization	188,797	(2,054)	6,637	193,380	0.3	-	20	4,351	8,705	24,716	155,588	153,027
Brazilian External Debt bonds	817,818	343	6,310	824,471	1.3	6,827	43,641	22,944	62,166	30,210	658,683	1,289,675
Investment in Non-Exclusive Bonds	259,487	-	-	259,487	0.4	259,487	-	-	-	-	-	64,431
Other	30,459	-	(59)	30,400	-	146	-	-	-	-	30,254	-
GOVERNMENT SECURITIES - ABROAD	11,107,056	(3,439)	(20,554)	11,083,063	17.9	77,318	748,583	4,124,925	3,456,964	1,768,571	906,702	3,134,697
Portugal	239,037	-	958	239,995	0.4	-	-	942	3,829	208,164	27,060	367,062
Austria	2,115,862	-	(8,887)	2,106,975	3.4	-	-	836,486	1,270,489	-	-	675,218
Argentina	89,995	14	-	90,009	0.1	48,808	-	1,728	24,046	4,635	10,792	147,809
Central Bank	88,325	-	-	88,325	0.1	48,808	-	1,728	24,033	4,635	9,121	108,554
National Treasury	1,670	14	-	1,684	-	-	-	-	13	-	1,671	39,255
Russia	273,157	1,402	-	274,559	0.4	-	-	4,472	-	-	270,087	146,721
Denmark	373,871	(1,803)	(2,298)	369,770	0.6	3,680	-	-	366,090	-	-	111,603
Spain	3,150,626	(6,010)	(11,121)	3,133,495	5.1	-	-	1,847,603	190,155	1,095,737	-	220,211
Korea	3,748,698	(10,322)	3,954	3,742,330	6.1	12,716	619,696	1,344,311	1,376,944	388,663	-	-
Chile	426,827	66	(698)	426,195	0.7	5,246	103,831	86,752	35,313	51,525	143,528	-
Uruguay	83,374	38	854	84,266	0.1	2,263	5,615	46	5,404	202	70,736	20,358
United States	273,207	12,846	-	286,053	0.5	-	15,950	2,554	-	-	267,549	1,389,102
Norway	190,647	-	(2,448)	188,199	0.3	3,647	-	-	184,552	-	-	-
Mexico	68,300	272	-	68,572	0.1	958	2,070	2	142	19,645	45,755	336
Italy	71,091	-	(868)	70,223	0.1	-	1,421	-	-	-	68,802	-
Other	2,364	58	-	2,422	-	-	-	29	-	-	2,393	56,277
CORPORATE SECURITIES	12,864,858	12,252	24,052	12,901,162	21.4	3,689,695	1,306,825	982,401	1,227,121	1,306,563	4,408,567	16,836,257
Eurobonds and others	3,784,679	(6,322)	1,934	3,780,291	6.2	211,711	827,103	491,560	330,569	421,719	1,497,629	5,599,808
Bank Deposit Certificates	1,792,223	-	-	1,792,223	2.9	121,031	339,090	258,665	85,964	371,254	616,229	2,889,463
Shares	926,799	13,339	7,334	947,472	1.5	947,472	-	-	-	-	-	1,209,533
Debentures	2,726,142	82	1,555	2,727,779	4.4	40,570	140,487	201,365	300,398	480,351	1,564,608	2,353,053
Promissory Notes	357,556	-	(8)	357,548	0.6	-	-	2,555	354,993	-	-	621,800
Quotas of Funds	2,361,435	611	6,792	2,368,838	4.3	2,368,838	-	-	-	-	-	2,679,083
Fixed Income	1,077,323	-	-	1,077,323	2.2	1,077,323	-	-	-	-	-	1,383,019
Credit Rights funds	1,184,043	-	-	1,184,043	1.9	1,184,043	-	-	-	-	-	1,175,650
Other	100,069	611	6,792	107,472	0.2	107,472	-	-	-	-	-	120,414
Securitized Real Estate Loans	915,981	4,542	6,445	926,968	1.5	73	145	8,266	155,197	33,222	730,065	555,959
Other	43	-	-	43	-	-	-	-	-	7	36	127,558
PGBL/VGBL FUND QUOTAS (1)	18,664,004	-	-	18,664,004	30.4	18,664,004	-	-	-	-	-	14,323,595
SUBTOTAL - SECURITIES AND DERIVATIVE FINANCIAL INSTRUMENTS	57,201,234	(43,242)	59,310	57,217,302	93.2	23,526,735	2,378,782	6,172,404	6,476,895	9,637,624	9,024,862	42,867,648
Trading securities	38,821,447	(43,242)	-	38,778,205	63.2	21,671,860	701,281	2,222,363	2,723,139	7,202,238	4,257,324	27,573,758
Available-for-sale securities	16,947,727	-	59,310	17,007,037	27.7	1,850,154	1,667,669	3,705,755	3,671,484	2,396,643	3,715,332	13,688,470
Held-to-maturity securities (2)	1,432,060	-	-	1,432,060	2.3	4,721	9,832	244,286	82,272	38,743	1,052,206	1,605,420
DERIVATIVE FINANCIAL INSTRUMENTS	3,792,742	327,470	-	4,120,212	6.7	963,298	822,101	634,991	525,806	465,452	708,564	3,368,128
TOTAL SECURITIES AND DERIVATIVE FINANCIAL INSTRUMENTS (ASSETS)	60,993,976	284,228	59,310	61,337,514	100.0	24,490,033	3,200,883	6,807,395	7,002,701	10,103,076	9,733,426	46,235,776
						39.9%	5.2%	11.1%	11.4%	16.5%	15.9%	
DERIVATIVE FINANCIAL INSTRUMENTS (LIABILITIES)	(3,790,389)	(66,915)	-	(3,857,304)	100.0	(547,137)	(618,470)	(503,378)	(830,966)	(317,459)	(1,039,894)	(2,246,267)

(1) The PGBL and VGBL plan securities portfolio, the ownership and embedded risks of which are the customers' responsibility, is recorded as securities, as determined by SUSEP, with a contra-entry to liabilities in the Pension Plan Technical Provisions account;

(2) Unrecorded positive adjustment to market value in the amount of R$ 205,085 (R$ 187,348 at 12/31/2006), according to Note 6e.

b) Summary by portfolio

	12/31/2007							
	Own portfolio	Restricted to				Derivative financial instruments	Assets guaranteeing technical provisions (Note 10b)	Total
		Repurchase agreements	Pledging of guarantees (1)	Free movement	Central Bank (2)			
GOVERNMENT SECURITIES - DOMESTIC	**7,813,216**	**949,765**	**4,453,924**	**4,113**	**402,854**	**-**	**1,245,201**	**14,569,073**
Financial Treasury Bills	1,020,589	34,422	1,498,607	50	-	-	309,919	2,863,587
National Treasury Bills	4,440,747	337,610	2,833,071	4,063	402,854	-	100,412	8,118,757
National Treasury Notes	1,217,549	79,788	122,246	-	-	-	834,870	2,254,453
National Treasury Notes - M	24,538	-	-	-	-	-	-	24,538
National Treasury/Securitization	193,380	-	-	-	-	-	-	193,380
Brazilian External Debt Bonds	326,526	497,945	-	-	-	-	-	824,471
Investments in Non-Exclusive Funds	259,487	-	-	-	-	-	-	259,487
Other	30,400	-	-	-	-	-	-	30,400
GOVERNMENT SECURITIES - ABROAD	**9,059,828**	**574,260**	**1,448,975**	**-**	**-**	**-**	**-**	**11,083,063**
Portugal	239,995	-	-	-	-	-	-	239,995
Austria	1,867,588	-	239,387	-	-	-	-	2,106,975
Argentina	90,009	-	-	-	-	-	-	90,009
Central Bank	88,325	-	-	-	-	-	-	88,325
National Treasury	1,684	-	-	-	-	-	-	1,684
Russia	-	274,559	-	-	-	-	-	274,559
Denmark	369,770	-	-	-	-	-	-	369,770
Spain	2,169,192	-	964,303	-	-	-	-	3,133,495
Korea	3,510,817	-	231,513	-	-	-	-	3,742,330
Chile	426,195	-	-	-	-	-	-	426,195
Uruguay	84,266	-	-	-	-	-	-	84,266
United States	246	272,035	13,772	-	-	-	-	286,053
Norway	188,199	-	-	-	-	-	-	188,199
Mexico	40,906	27,666	-	-	-	-	-	68,572
Italy	70,223	-	-	-	-	-	-	70,223
Other	2,422	-	-	-	-	-	-	2,422
CORPORATE SECURITIES	**9,946,003**	**614,543**	**24,180**	**-**	**-**	**-**	**2,316,436**	**12,901,162**
Eurobonds and Others	3,568,356	211,935	-	-	-	-	-	3,780,291
Bank Deposit Certificates	575,409	-	24,180	-	-	-	1,192,634	1,792,223
Shares	937,194	-	-	-	-	-	10,278	947,472
Debentures	1,484,829	402,608	-	-	-	-	840,342	2,727,779
Promissory Notes	357,548	-	-	-	-	-	-	357,548
Quotas of Funds	2,103,871	-	-	-	-	-	264,967	2,368,838
Fixed Income	1,077,323	-	-	-	-	-	-	1,077,323
Credit Right Funds	919,076	-	-	-	-		264,967	1,184,043
Other	107,472	-	-	-	-	-	-	107,472
Securitized Real Estate Loans	918,753	-	-	-	-	-	8,215	926,968
Other	43	-	-	-	-	-	-	43
PGBL/VGBL FUND QUOTAS	**-**	**-**	**-**	**-**	**-**	**-**	**18,664,004**	**18,664,004**
SUBTOTAL - SECURITIES AND DERIVATIVE FINANCIAL INSTRUMENT	**26,819,047**	**2,138,568**	**5,927,079**	**4,113**	**402,854**	**-**	**22,225,641**	**57,217,302**
Trading securities	11,998,805	1,173,343	3,950,972	4,113	402,854	-	21,248,118	38,778,205
Available-for-sale securities	14,183,982	694,472	1,899,649	-	-	-	228,934	17,007,037
Held-to-maturity securities	336,260	270,753	76,458	-	-	-	748,589	1,432,060
DERIVATIVE FINANCIAL INSTRUMENTS	**-**	**-**	**-**	**-**	**-**	**4,120,212**	**-**	**4,120,212**
TOTAL SECURITIES AND DERIVATIVE FINANCIAL INSTRUMENTS (ASSETS)	**26,819,047**	**2,138,568**	**5,927,079**	**4,113**	**402,854**	**4,120,212**	**22,225,641**	**61,337,514**
TOTAL SECURITIES AND DERIVATIVE FINANCIAL INSTRUMENTS (ASSETS) – 12/31/2006	**19,200,691**	**2,633,928**	**2,982,203**	**-**	**131,247**	**3,368,128**	**17,919,579**	**46,235,776**

(1) Represent securities deposited in connection with Contingent Liabilities lawsuits (Note 11b), Stock Exchanges and the Clearing House for the Custody and Financial Settlement of Securities.

(2) Represent securities in compulsory deposits.

c) Trading securities

	12/31/2007										12/31/2006
	Cost	Adjustment to market value (in Results)	Market value	%	0 - 30	31 - 90	91 - 180	181 - 365	366 - 720	Over 720 days	Market value
GOVERNMENT SECURITIES - DOMESTIC	11,065,670	(52,055)	11,013,615	28.4	1,089,088	231,852	765,333	1,603,260	5,572,997	1,751,085	5,098,502
Financial Treasury Bills	1,831,138	278	1,831,416	4.7	-	189,183	45,217	320,651	1,084,460	191,905	1,365,530
National Treasury Bills	7,432,918	(46,358)	7,386,560	19.0	811,744	-	556,048	1,216,124	4,369,194	433,450	2,045,344
National Treasury Notes	1,190,149	(4,264)	1,185,885	3.1	15,726	333	148,361	59,372	65,949	896,144	1,068,768
National Treasury/Securitization	86,542	(2,054)	84,488	0.2	-	20	3,703	7,113	23,184	50,468	64,098
Brazilian External Debt Bonds	239,679	343	240,022	0.6	2,131	42,316	12,004	-	30,210	153,361	490,331
Investments in Non-Exclusive Funds	259,487	-	259,487	0.7	259,487	-	-	-	-	-	64,431
Other	25,757	-	25,757	0.1	-	-	-	-	-	25,757	-
GOVERNMENT SECURITIES - ABROAD	3,369,099	(3,439)	3,365,660	8.7	17,399	20,357	1,068,407	875,727	737,173	646,597	1,886,848
Austria	-	-	-	-	-	-	-	-	-	-	230,691
Argentina	36,552	14	36,566	0.1	-	-	1,728	24,046	-	10,792	63,579
Central Bank	34,882	-	34,882	0.1	-	-	1,728	24,033	-	9,121	47,480
National Treasury	1,670	14	1,684	-	-	-	-	13	-	1,671	16,099
Russia	273,157	1,402	274,559	0.7	-	-	4,472	-	-	270,087	146,721
Denmark	198,148	(1,803)	196,345	0.5	3,680	-	-	192,665	-	-	-
Spain	853,238	(6,010)	847,228	2.2	-	-	436,214	-	411,014	-	-
Korea	1,593,203	(10,322)	1,582,881	4.1	12,716	2,121	623,408	655,781	288,855	-	-
Chile	70,851	66	70,917	0.2	45	216	-	3,093	17,659	49,904	-
Uruguay	79	38	117	-	-	-	-	-	-	117	142
United States	273,207	12,846	286,053	0.7	-	15,950	2,554	-	-	267,549	1,389,102
Mexico	68,300	272	68,572	0.2	958	2,070	2	142	19,645	45,755	336
Other	2,364	58	2,422	-	-	-	29	-	-	2,393	56,277
CORPORATE SECURITIES	5,722,674	12,252	5,734,926	14.8	1,901,369	449,072	388,623	244,152	892,068	1,859,642	6,264,813
Eurobonds and Others	826,957	(6,322)	820,635	2.1	8,465	57,295	104,425	69,189	365,810	215,451	505,052
Bank Deposit Certificates	1,775,251	-	1,775,251	4.6	104,097	339,076	258,655	85,984	371,252	616,207	2,460,209
Shares	379,992	13,339	393,331	1.0	393,331	-	-	-	-	-	635,940
Debentures	1,247,869	82	1,247,951	3.2	-	52,701	25,543	72,851	139,648	957,208	752,753
Promissory Notes	-	-	-	-	-	-	-	-	-	-	15,257
Quotas of Funds	1,394,865	611	1,395,476	3.6	1,395,476	-	-	-	-	-	1,669,178
Fixed income	1,028,600	-	1,028,600	2.7	1,028,600	-	-	-	-	-	1,379,524
Credit Right Funds	355,813	-	355,813	0.9	355,813	-	-	-	-	-	268,274
Other	10,452	611	11,063	-	11,063	-	-	-	-	-	21,380
Securitized Real Estate Loans	97,740	4,542	102,282	0.3	-	-	-	16,148	15,358	70,776	104,048
Other	-	-	-	-	-	-	-	-	-	-	122,376
PGBL/VGBL FUND QUOTAS	18,664,004	-	18,664,004	48.1	18,664,004	-	-	-	-	-	14,323,595
Total	38,821,447	(43,242)	38,778,205	100.0	21,671,860	701,281	2,222,363	2,723,139	7,202,238	4,257,324	27,573,758
% per maturity term					55.9%	1.8%	5.7%	7.0%	18.6%	11.0%	
Total 12/31/2006	27,460,120	113,638	27,573,758		17,902,316	783,364	1,166,323	967,154	1,855,133	4,899,468	
% per maturity term					65.0%	2.8%	4.2%	3.5%	6.7%	17.8%	

d) Available-for-sale securities

	12/31/2007										12/31/2006
	Cost	Adjustment to market value (in stockholders' equity)	Market value	%	0 - 30	31 - 90	91 - 180	181 - 365	366 - 720	Over 720 days	Market value
GOVERNMENT SECURITIES - DOMESTIC	2,368,697	55,812	2,424,509	14.2	6,630	82,158	75,856	110,268	964,900	1,184,697	3,036,019
Financial Treasury Bills	1,031,843	328	1,032,171	6.1	-	78,739	60,056	103,007	223,539	566,830	1,217,330
National Treasury Bills	742,605	(10,408)	732,197	4.3	884	-	-	21	731,292	-	399,321
National Treasury Notes	215,764	53,004	268,768	1.6	904	2,094	4,212	5,648	8,537	247,373	950,039
National Treasury/Securitization	102,255	6,637	108,892	0.6	-	-	648	1,592	1,532	105,120	88,929
Brazilian External Debt Bonds	271,528	6,310	277,838	1.6	4,696	1,325	10,940	-	-	260,877	380,400
Other	4,702	(59)	4,643	-	146	-	-	-	-	4,497	-
GOVERNMENT SECURITIES - ABROAD	7,718,396	(20,554)	7,697,842	45.2	59,662	728,003	3,056,518	2,581,237	1,031,398	241,024	1,227,633
Portugal	239,037	958	239,995	1.4	-	-	942	3,829	208,164	27,060	367,062
Austria	2,115,862	(8,887)	2,106,975	12.4	-	-	836,486	1,270,489	-	-	444,527
Argentina	53,443	-	53,443	0.3	48,808	-	-	-	4,635	-	84,230
Central Bank	53,443	-	53,443	0.3	48,808	-	-	-	4,635	-	61,074
National Treasury	-	-	-	-	-	-	-	-	-	-	23,156
Denmark	175,723	(2,298)	173,425	1.0	-	-	-	173,425	-	-	111,603
Spain	2,297,388	(11,121)	2,286,267	13.4	-	-	1,411,389	190,155	684,723	-	220,211
Korea	2,155,495	3,954	2,159,449	12.7	-	617,575	720,903	721,163	99,808	-	-
Chile	355,976	(698)	355,278	2.1	5,201	103,615	86,752	32,220	33,866	93,624	-
Uruguay	63,734	854	64,588	0.4	2,006	5,392	46	5,404	202	51,538	-
Norway	190,647	(2,448)	188,199	1.1	3,647	-	-	184,552	-	-	-
Italy	71,091	(868)	70,223	0.4	-	1,421	-	-	-	68,802	-
CORPORATE SECURITIES	6,860,634	24,052	6,884,686	40.6	1,783,862	857,508	573,381	979,979	400,345	2,289,611	9,424,818
Eurobonds and Others	2,747,042	1,934	2,748,976	16.2	198,904	769,808	387,106	261,380	55,909	1,075,869	4,828,067
Bank Deposit Certificates	16,972	-	16,972	0.1	16,934	14	-	-	2	22	429,254
Shares	546,807	7,334	554,141	3.3	554,141	-	-	-	-	-	573,593
Debentures	1,415,045	1,555	1,416,600	8.3	40,448	87,541	175,454	224,557	326,563	562,037	1,536,214
Promissory Notes	357,556	(8)	357,548	2.1	-	-	2,555	354,993	-	-	606,543
Quotas of Funds	966,570	6,792	973,362	6	973,362	-	-	-	-	-	1,004,201
Fixed income	48,723	-	48,723	0.3	48,723	-	-	-	-	-	3,495
Credit Right Funds	828,230	-	828,230	4.9	828,230	-	-	-	-	-	907,376
Other	89,617	6,792	96,409	0.6	96,409	-	-	-	-	-	93,330
Securitized Real Estate Loans	810,599	6,445	817,044	4.8	73	145	8,266	139,049	17,864	651,647	441,764
Other	43	-	43	-	-	-	-	-	7	36	5,182
TOTAL	16,947,727	59,310	17,007,037	100.0	1,850,154	1,667,669	3,705,755	3,671,484	2,396,643	3,715,332	13,688,470
Adjustments of securities reclassified in prior years to held-to-maturity category		21,915			10.9%	9.8%	21.8%	21.6%	14.1%	21.8%	
Deferred taxes		(31,566)									
Minority interest in subsidiaries		2,268									
Adjustment of securities of unconsolidated affiliates		13,540									
ADJUSTMENT TO MARKET VALUE - SECURITIES AND DERIVATIVE FINANCIAL INSTRUMENTS – 12/31/2007		65,467									
TOTAL – 12/31/2006	13,513,310	175,160	13,688,470		2,019,253	2,084,307	715,435	2,249,860	1,643,497	4,976,118	
Adjustments of securities reclassified in prior years to held-to-maturity category		27,518			14.8%	15.2%	5.2%	16.4%	12.0%	36.4%	
Deferred taxes		(69,353)									
Minority interest in subsidiaries		(2,085)									
Adjustment of securities of unconsolidated affiliates		32,360									
ADJUSTMENT TO MARKET VALUE - SECURITIES AND DERIVATIVE FINANCIAL INSTRUMENTS – 12/31/2006		163,600									

e) Held-to-maturity securities

See below the composition of the portfolio of held-to-maturity securities by type, stated at cost by maturity term. In the carrying value, not considered in results, is the amount of R$ 21,915 (R$ 27,518 at 12/31/2006) included at 12/31/2007, relating to market adjustment of the reclassified securities at 12/31/2003. Securities classified under this type, if stated at market value, would present a positive adjustment of R$ 205,085 (R$ 187,348 at 12/31/2006).

	12/31/2007								12/31/2006
	Cost	%	0 - 30	31 - 90	91 - 180	181 - 365	366 - 720	Over 720 days	Cost
GOVERNMENT SECURITIES - DOMESTIC	1,130,949	78.8	-	9,364	243,889	79,282	24,603	773,811	1,238,578
National Treasury Notes (1)	799,800	55.7	-	9,364	235,565	8,939	16,566	529,366	770,247
National Treasury Notes - M (2)	24,538	1.7	-	-	8,324	8,177	8,037	-	49,387
Brazilian External Debt Bonds	306,611	21.4	-	-	-	62,166	-	244,445	418,944
GOVERNMENT SECURITIES – ABROAD - Uruguay	19,561	1.4	257	223	-	-	-	19,081	20,216
CORPORATE SECURITIES	281,550	19.8	4,464	245	397	2,990	14,140	259,314	346,626
Eurobonds and Others	210,680	14.8	4,342	-	29	-	-	206,309	266,689
Debentures (1)	63,228	4.4	122	245	368	2,990	14,140	45,363	64,086
Quotas of funds - Other	-	-	-	-	-	-	-	-	5,704
Securitized real estate loans (1)	7,642	0.6	-	-	-	-	-	7,642	10,147
Total	1,432,060	100.0	4,721	9,832	244,286	82,272	38,743	1,052,206	1,605,420
% per maturity term			0.3%	0.7%	17.1%	5.7%	2.7%	73.5%	
Total 12/31/2006	1,605,420		33,817	14,934	10,690	25,544	306,509	1,213,926	
% per maturity term			2.1%	0.9%	0.7%	1.6%	19.1%	75.6%	

(1) Includes investment of Itaú Previdência e Seguros S.A. in the amount of R$ 776,907 (R$ 717,041 at 12/31/2006).

(2) Refers to securities issued in nominative and non-disposable way.

f) Derivative financial instruments

	12/31/2007										12/31/2006
	Cost	Adjustment to market value (in results)	Market value	%	0 - 30	31 - 90	91 - 180	181 - 365	366 - 720	Over 720 days	Market value
ASSETS											
Futures	-	-	-	-	-	-	-	-	-	-	5,588
Optium premiums	451,037	66,747	517,784	12.6	160,718	22,970	275,507	47,782	10,267	540	450,507
Forwards	1,104,134	456	1,104,590	26.8	406,517	433,176	83,187	32,400	16,587	132,723	467,359
Swaps - difference receivable	1,561,265	223,874	1,785,139	43.3	212,319	204,393	187,379	278,678	364,913	537,457	1,732,535
Others (*)	676,306	36,393	712,699	17.3	183,744	161,562	88,918	166,946	73,685	37,844	712,139
Total	3,792,742	327,470	4,120,212	100.0	963,298	822,101	634,991	525,806	465,452	708,564	3,368,128
% per maturity term					23.4%	19.9%	15.4%	12.8%	11.3%	17.2%	
Total 12/31/2006	2,675,387	692,741	3,368,128		466,663	773,143	391,895	336,766	481,359	918,302	
% per maturity term					13.8%	23.0%	11.6%	10.0%	14.3%	27.3%	
LIABILITIES											
Futures	(120,548)	38,520	(82,028)	2.1	(5,230)	(33,801)	(6,496)	(29,980)	(8,041)	1,520	-
Optium premiums	(411,377)	(66,553)	(477,930)	12.4	(176,346)	(47,007)	(74,529)	(133,865)	(46,183)	-	(279,055)
Forwards	(149,293)	(41)	(149,334)	3.9	-	-	-	-	(16,587)	(132,747)	(9,384)
Swaps - difference payable	(1,747,128)	(43,669)	(1,790,797)	46.4	(153,550)	(231,364)	(236,320)	(184,907)	(126,879)	(857,777)	(1,105,961)
Others (*)	(1,362,043)	4,828	(1,357,215)	35.2	(212,011)	(306,298)	(186,033)	(482,214)	(119,769)	(50,890)	(851,867)
Total	(3,790,389)	(66,915)	(3,857,304)	100.0	(547,137)	(618,470)	(503,378)	(830,966)	(317,459)	(1,039,894)	(2,246,267)
% per maturity term					14.2%	16.1%	13.0%	21.5%	8.2%	27.0%	
Total 12/31/2006	(1,575,976)	(670,291)	(2,246,267)		(207,068)	(505,409)	(237,707)	(350,174)	(426,516)	(519,393)	
% per maturity term					9.2%	22.5%	10.6%	15.6%	19.0%	23.1%	

(*) Basically includes Forward Contracts, Forward Rate Agreement (FRAs), Non Deliverable Forward (NDFs) and Credit Derivatives.

At December 31, 2007, ITAÚ HOLDING recorded at market value swap contracts, involving foreign currency, interbank market, and indices, totaling R$ 30,231 (R$ 1,243 at 12/31/2006) in assets, distributed as follows: R$ 30,231 from 31 to 180 days (R$ 1,243 at 12/31/2006). The liability position amounted to R$ 601 (R$ 53,935 at 12/31/2006), distributed as follows: R$ 18 from 31 to 180 days (R$ 53,906 at 12/31/2006), R$ 18 from 181 to 365 days and R$ 565 over 365 days (R$ 29 at 12/31/2006) .

The globalization of the markets in recent years has resulted in a high level of sophistication in the financial products used. As a result of this process, there has been an increasing demand for derivative financial instruments to manage market risks, mainly arising from fluctuations in interest and exchange rates and assets prices and credit, aiming to hedge against default by counterparts. Accordingly, ITAU HOLDING and its subsidiaries are fully involved in the derivative markets for meeting the growing needs of their clients, as well as carrying out their risk management policy. Such policy is based on the use of derivative instruments to minimize the risks resulting from commercial and financial operations.

Most derivative contracts traded by the institution with clients in Brazil are *swap* and futures contracts, which are registered at the Brazilian Mercantile and Futures Exchange (BM&F) or at the Clearing House for the Custody and Financial Settlement of Securities (CETIP). BM&F futures contracts involving interbank rates and U.S. dollars are mainly used to lock the financing rates offered to customers with maturity or currency mismatches between their obligations and the resources used to fund them. Overseas transactions are carried out with futures, forwards, options, *swaps* and credits with registration mainly in the Chicago, New York and London Exchanges.

The main risk factors of the derivatives, assumed at December 31, 2007, were related to the foreign exchange rate, interest rate, U.S. dollar coupon, Reference Rate coupon, Libor and variable income. The management of these and other market risk factors is supported by the infrastructure of sophisticated statistical and deterministic models Based on this management model, the institution, with the use of transactions involving derivatives, has been able to optimize the risk-return ratios, even under highly volatile situations.

The institution carries out operations involving credit risk derivatives with the purpose of optimizing the management of its exposure to the credit risk of the assets of its balance sheet.

The operations carried out for loan portfolio management reduce the specific risks of the debtor counterpart, transferring these risks, totally or partially, to the institution that sells the hedge. Such risks are daily monitored in view of the credit limits established for each counterpart, thus ensuring that they are properly managed.

Under normal conditions, the exchange prices are the best indicators of the fair value of the financial instruments. However, not all instruments have liquidity or quotations and, in these cases, it is necessary to adopt present value estimates and other pricing techniques. To obtain these market values, the following criteria were adopted:

- Swaps*:* the cash flow of each leg is discounted to present value, according to the corresponding interest curves, obtained based on the BM&F prices and/or market prices of the government securities for Brazilian transactions, and on the international exchange prices for transactions carried out abroad.
- Futures and Forward Contracts: quotation on the exchanges or adoption of a criterion identical to those used for swaps.
- Options: statistical models that incorporate the volatility of the asset value, the interest rates, the exercise price and the spot price of the goods, such as the Black & Scholes model.
- Credit: pricing model involving a payment flow in the case of no event, and in the case of event, the notional amount is paid in exchange for unsettled securities.

These financial instruments have their notional amounts recorded in memorandum accounts and adjustments/premiums are recorded in balance sheet accounts.

	Memorandum Account Notional amounts		Balance Sheet Account Receivable /(Received) (Payable)/ Paid	Adjustment to market value (in results)	Market value	
	12/31/2007	12/31/2006	12/31/2007	12/31/2007	12/31/2007	12/31/2006
Futures contracts	**103,018,832**	**190,720,774**	**(120,548)**	**38,520**	**(82,028)**	**5,588**
Purchase commitments	**42,175,866**	**57,508,787**	**28,928**	**(434,869)**	**(405,941)**	**32,199**
Foreign currency	2,857,285	2,579,921	8,162	(5,050)	3,112	(1,236)
Interbank market	21,260,653	42,602,036	2,593	(192,283)	(189,690)	26,342
Prefixed	-	2,625,389	-	-	-	-
Indices	16,637,304	9,532,861	18,131	(237,662)	(219,531)	7,765
Securities	560,011	1	-	(37)	(37)	-
Other	860,613	168,579	42	163	205	(672)
Commitments to sell	**60,842,966**	**133,211,987**	**(149,476)**	**473,389**	**323,913**	**(26,611)**
Foreign currency	10,651,452	4,428,161	(25,508)	9,242	(16,266)	11,374
Interbank market	30,119,055	55,249,377	(8,724)	185,856	177,132	(25,374)
Prefixed	-	59,655,006	-	-	-	-
Indices	17,582,979	12,638,091	(115,175)	278,350	163,175	(12,796)
Securities	2,379,491	-	-	-	-	-
Other	109,989	1,241,352	(69)	(59)	(128)	165
Swap contracts			**(185,863)**	**180,205**	**(5,658)**	**626,574**
Asset position	**47,229,495**	**113,538,782**	**1,561,265**	**223,874**	**1,785,139**	**1,732,535**
Foreign currency	10,520,562	14,788,018	116,960	3,313	120,273	43,288
Interbank market	20,722,456	17,768,679	1,010,348	79,449	1,089,797	1,051,503
Prefixed	6,612,890	65,757,214	114,882	40,821	155,703	387,976
Indices	9,359,582	15,128,279	315,865	100,223	416,088	235,363
Other	14,005	96,592	3,210	68	3,278	14,405
Liability position	**47,415,358**	**112,859,840**	**(1,747,128)**	**(43,669)**	**(1,790,797)**	**(1,105,961)**
Foreign currency	9,086,575	65,871,710	(255,023)	12,558	(242,465)	(264,884)
Interbank market	20,232,926	21,596,879	(1,003,581)	90,146	(913,435)	(213,429)
Prefixed	8,823,456	8,772,425	(208,473)	(41,406)	(249,879)	(388,667)
Indices	9,207,764	16,262,684	(278,850)	(104,718)	(383,568)	(238,344)
Other	64,637	356,142	(1,201)	(249)	(1,450)	(637)
Option contracts	**132,271,560**	**232,495,445**	**39,660**	**194**	**39,854**	**171,452**
Purchase commitments – long position	**36,296,164**	**137,511,164**	**126,360**	**(44,951)**	**81,409**	**52,548**
Foreign currency	3,600,686	7,743,564	49,372	(32,758)	16,614	13,223
Interbank market	-	120,454	-	-	-	169
Prefixed	-	14,080	-	-	-	726
Indices	32,468,092	129,246,903	61,004	(9,818)	51,186	10,255
Securities	190,632	369,752	12,895	(543)	12,352	27,502
Other	36,754	16,411	3,089	(1,832)	1,257	673
Commitments to sell – long position	**25,947,077**	**26,365,253**	**324,677**	**111,698**	**436,375**	**397,959**
Foreign currency	1,576,604	1,847,292	15,742	8,969	24,711	12,089
Indices	22,149,727	22,741,204	52,383	108,485	160,868	183,721
Securities	2,220,746	991,193	256,552	(5,756)	250,796	195,712
Other	-	785,564	-	-	-	6,437
Purchase commitments – short position	**45,217,870**	**45,490,596**	**(287,960)**	**31,277**	**(256,683)**	**(115,184)**
Foreign currency	9,248,093	4,353,573	(140,099)	46,115	(93,984)	(19,122)
Interbank market	-	186,079	-	-	-	(115)
Prefixed	-	18,849	-	-	-	(949)
Indices	35,799,226	38,903,455	(131,871)	3,489	(128,382)	(19,237)
Securities	163,123	1,099,805	(15,898)	(17,524)	(33,422)	(73,415)
Other	7,428	928,805	(92)	(803)	(895)	(2,346)
Commitments to sell – short position	**24,810,449**	**23,128,462**	**(123,417)**	**(97,830)**	**(221,247)**	**(163,871)**
Foreign currency	5,068,700	2,580,907	(89,543)	29,354	(60,189)	(15,890)
Indices	18,174,103	19,168,222	(25,255)	(129,342)	(154,597)	(140,075)
Securities	1,530,892	616,665	(5,530)	790	(4,740)	(6,430)
Other	36,754	762,678	(3,089)	1,368	(1,721)	(1,476)
Forward contracts			**954,841**	**415**	**955,256**	**457,975**
Purchase receivable			**33,174**	**17**	**33,191**	**1,032**
Foreign currency			-	-	-	1,191
Prefixed			-	-	-	(159)
Securities			33,174	17	33,191	-
Purchase payable			**(33,174)**	**-**	**(33,174)**	**(3,585)**
Foreign currency			-	-	-	(3,585)
Securities			(33,174)	-	(33,174)	-
Sales receivable			**1,070,960**	**439**	**1,071,399**	**466,327**
Foreign currency			-	-	-	2,161
Indices			173	-	173	-
Securities			1,070,787	439	1,071,226	464,166
Sales deliverable			**(116,119)**	**(41)**	**(116,160)**	**(5,799)**
Foreign currency			-	-	-	(5,495)
Prefixed			-	-	-	(304)
Securities			(116,119)	(41)	(116,160)	-
Other derivative financial instruments (*)	**40,771,679**	**19,587,511**	**(685,737)**	**41,221**	**(644,516)**	**(139,728)**
Asset position	22,121,911	10,592,070	676,306	36,393	712,699	712,139
Liability position	18,649,768	8,995,441	(1,362,043)	4,828	(1,357,215)	(851,867)
		ASSETS	**3,792,742**	**327,470**	**4,120,212**	**3,368,128**
		LIABILITIES	**(3,790,389)**	**(66,915)**	**(3,857,304)**	**(2,246,267)**
		TOTAL	**2,353**	**260,555**	**262,908**	**1,121,861**

Derivative contracts mature as follows (in days):

Clearing	0 - 30	31 - 180	181 - 365	Over 365	12/31/2007	12/31/2006
Futures	21,992,861	27,967,745	20,533,864	32,524,372	103,018,832	190,720,774
Swaps	6,597,816	15,092,903	6,939,569	17,037,942	45,668,230	112,341,159
Options	69,554,147	12,728,755	48,032,323	1,956,335	132,271,560	232,495,445
Other	7,766,654	15,674,823	9,224,449	8,105,753	40,771,679	19,587,511

(*) Basically includes Forward Contracts, Forward Rate Agreement (FRAs), Non Deliverable Forward (NDFs) and Credit Derivatives.

See below the composition of Derivative Financial Instruments portfolio by type of instrument, stated at their notional amounts, per trading location (organized or over-the-counter market) and counterparties:

	12/31/2007					12/31/2006
	Futures	Swaps	Options	Other	Total	
BM&F/Bovespa	97,372,239	9,998,831	118,629,387	6,050,952	232,051,409	231,982,473
Over-the-counter market	5,646,593	35,669,399	13,642,173	34,720,727	89,678,892	323,162,416
Financial institutions	5,646,593	15,158,654	11,965,878	26,700,002	59,471,127	263,878,856
Companies	-	18,809,667	1,676,295	8,007,370	28,493,332	58,354,663
Individuals	-	1,701,078	-	13,355	1,714,433	928,897
Total	103,018,832	45,668,230	132,271,560	40,771,679	321,730,301	555,144,889
Total 12/31/2006	190,720,774	112,341,159	232,495,445	19,587,511	555,144,889	

Credit derivatives

	Credit amount risk		Effect on the calculation of the required net equity	
	12/31/2007	12/31/2006	12/31/2007	12/31/2006
Transferred	(4,287,331)	(649,154)	(471,606)	(71,407)
Credit swaps whose underlying assets are:				
Securities	(4,217,331)	(438,804)	(463,906)	(48,268)
Derivatives with companies	(70,000)	(50,000)	(7,700)	(5,500)
Total return rate swap whose underlying assets are:				
Securities	-	(160,350)	-	(17,639)
Received	2,228,982	2,861,557	74,155	59,464
Credit swaps whose underlying assets are:				
Securities	2,072,982	2,761,557	56,995	48,464
Derivatives with companies	156,000	100,000	17,160	11,000
Total	(2,058,349)	2,212,403	(397,451)	(11,943)

The market value of the credit derivative operations described above, recorded in assets, totals R$ 39,453 (R$ 33,125 at 12/31/2006) and in liabilities R$ 45,862 (R$ 30,631 at 12/31/2006). During the year, there was no occurrence of a credit event as provided for in the agreements.

g) Changes in adjustment to market value for the period

	01/01 to 12/31/2007	01/01 to 12/31/2006
Opening balance	**311,248**	**247,765**
Balance arising from the acquisition of BKB in Brazil on 04/30/2006	-	(125,718)
Adjustments with impacts on:		
Results	81,225	441,939
Trading securities	(156,880)	425,934
Derivative financial instruments (assets and liabilities)	238,105	16,005
Stockholders' equity	(115,850)	(252,738)
Closing balance	**276,623**	**311,248**
Adjustment to market value	276,623	311,248
Trading securities	(43,242)	113,638
Available-for-sale securities	59,310	175,160
Derivative financial instruments (assets and liabilities)	260,555	22,450

For a better understanding, the following table shows the unrealized gain of available-for-sale securities and held-to-maturity securities:

	12/31/2007	12/31/2006
Adjustment to available-for-sale securities – stockholders' equity	59,310	175,160
Adjustment to held-to-maturity securities (*)	227,000	214,866
Total unrealized gain	**286,310**	**390,026**

(*) At 12/31/2007 includes the amount of R$ 21,915 (R$ 27,518 at 12/31/2006) regarding the adjustment to market value of securities reclassified up to 12/31/2003, not recognized in net income.

h) Realized and unrealized gain of securities portfolio

	01/01 to 12/31/2007	01/01 to 12/31/2006
Gain (loss) - Trading securities	377,036	152,831
Gain (loss) – Available-for-sale securities	166,257	504,704
Total realized gain	**543,293**	**657,535**
Adjustment to market value of trading securities	(156,880)	425,934
Total	**386,413**	**1,083,469**

i) Reclassification of securities (article 5 of BACEN Circular Letter 3,068, of 11/08/2001)

The management's Financial Risk Management Committee sets forth guidelines to classify securities.

The classification of the current portfolio of securities, as well as the securities purchased in the period, are periodically and systematically evaluated based on such guidelines.

No reclassifications or changes to the current guidelines were carried out in the period.

NOTE 7 - LOAN, LEASE AND OTHER CREDIT OPERATIONS

a) Composition of the portfolio with credit granting characteristics

I- Per type and risk levels

Risk levels	12/31/2007										12/31/2006
	AA	A	B	C	D	E	F	G	H	Total	Total
Loan operations	17,417,840	31,314,797	13,811,506	3,293,390	2,273,721	1,610,603	1,203,414	443,493	2,138,748	73,507,512	57,418,531
Loans and discounted trade receivables	10,054,204	15,448,984	10,153,867	2,502,353	1,990,871	1,314,745	1,092,133	371,025	1,758,082	44,686,264	35,352,248
Financing	5,715,844	10,788,976	2,638,589	634,019	190,144	127,934	69,328	49,598	296,151	20,510,583	16,149,121
Farming and agribusiness loans	1,579,922	1,122,833	739,575	57,950	25,873	111,066	3,054	2,318	11,127	3,653,718	3,481,160
Real estate financing	67,870	3,954,004	279,475	99,068	66,833	56,858	38,899	20,552	73,388	4,656,947	2,436,002
Lease operations	970,659	22,507,985	3,013,005	944,611	387,973	172,603	124,035	88,552	292,751	28,502,174	15,842,384
Credit card operations	-	3,207,168	5,594,801	926,779	731,405	346,011	161,433	103,336	462,142	11,533,075	9,320,596
Advances on exchange contracts (1)	521,964	696,581	488,042	67,779	15,059	3,555	2,771	42	771	1,796,564	1,358,949
Other sundry receivables (2)	44,535	9,512	64,733	49,867	3,724	2,876	1,487	2,634	29,281	208,649	207,956
Total operations with credit granting characteristics	18,954,998	57,736,043	22,972,087	5,282,426	3,411,882	2,135,648	1,493,140	638,057	2,923,693	115,547,974	84,148,416
Endorsements and sureties (3)										12,041,444	9,499,946
Total with endorsements and sureties	18,954,998	57,736,043	22,972,087	5,282,426	3,411,882	2,135,648	1,493,140	638,057	2,923,693	127,589,418	93,648,362
Total - 12/31/2006	13,913,589	36,710,132	18,538,039	4,438,639	3,064,414	2,166,380	1,780,972	514,989	3,021,262	84,148,416	

(1) Includes Advances on Exchange Contracts and Income Receivable from Advances Granted, reclassified from Liabilities – Foreign Exchange Portfolio / Other Receivables (Note 2a).
(2) Includes Securities and Receivables, Debtors for Purchase of Assets, Endorsements and Sureties paid and Receivables from Export Contracts.
(3) Recorded in Memorandum Accounts.

II- Per maturity and risk level

	12/31/2007										12/31/2006
	AA	A	B	C	D	E	F	G	H	Total	Total
					OVERDUE OPERATIONS (1) (2)						
Falling due installments	-	-	1,757,902	985,245	528,064	460,131	455,644	238,559	638,241	5,063,786	3,496,827
01 to 30	-	-	93,211	51,833	35,344	36,480	30,358	15,272	62,478	324,976	206,605
31 to 60	-	-	69,710	43,468	27,352	23,834	23,023	13,046	37,709	238,142	170,530
61 to 90	-	-	63,678	40,567	26,177	23,240	24,662	12,343	35,139	225,806	155,449
91 to 180	-	-	180,763	114,879	70,577	60,216	60,327	35,921	92,073	614,756	430,601
181 to 365	-	-	321,580	208,123	113,137	105,338	101,748	54,517	149,073	1,053,516	763,459
Over 365	-	-	1,028,960	526,375	255,477	211,023	215,526	107,460	261,769	2,606,590	1,770,183
Overdue installments	-	-	219,736	257,740	451,458	423,974	402,027	332,582	1,513,052	3,600,569	3,446,433
01 to 14	-	-	14,824	27,473	14,970	12,045	12,183	6,091	19,026	106,612	76,009
15 to 30	-	-	204,912	65,495	113,759	43,348	29,045	10,103	36,125	502,787	408,723
31 to 60	-	-	-	164,772	137,140	69,816	49,247	20,469	59,568	501,012	443,851
61 to 90	-	-	-	-	185,589	68,669	56,362	24,537	60,325	395,482	471,435
91 to 180	-	-	-	-	-	230,096	255,190	271,382	426,003	1,182,671	902,551
181 to 365	-	-	-	-	-	-	-	-	846,300	846,300	1,088,719
Over 365	-	-	-	-	-	-	-	-	65,705	65,705	55,145
SUBTOTAL	-	-	1,977,638	1,242,985	979,522	884,105	857,671	571,141	2,151,293	8,664,355	6,943,260
SPECIFIC ALLOWANCE	-	-	(19,776)	(37,290)	(97,952)	(265,232)	(428,835)	(399,799)	(2,151,293)	(3,400,177)	(3,317,907)
SUBTOTAL – 12/31/2006	-	-	1,106,492	830,922	765,147	651,130	890,164	448,088	2,251,317	6,943,260	
					NON-OVERDUE OPERATIONS						
Falling due installments	18,578,138	57,206,556	20,629,448	3,825,488	2,334,823	1,211,413	617,969	62,999	594,946	105,061,780	75,733,339
01 to 30	4,564,660	8,238,980	6,836,085	1,378,350	929,794	300,739	103,709	16,843	142,815	22,511,975	15,088,654
31 to 60	1,604,093	3,410,671	2,791,647	571,261	278,155	79,877	39,061	4,123	44,866	8,823,754	7,441,197
61 to 90	1,063,416	3,060,649	1,961,767	374,457	179,893	61,212	30,059	3,231	34,352	6,769,036	6,106,684
91 to 180	2,562,538	6,378,642	2,872,442	478,588	255,731	143,581	74,974	7,493	74,341	12,848,330	9,384,368
181 to 365	2,311,889	9,292,776	2,851,097	448,143	288,975	201,645	121,731	10,599	106,302	15,633,157	11,258,825
Over 365	6,471,542	26,824,838	3,316,410	574,689	402,275	424,359	248,435	20,710	192,270	38,475,528	26,453,611
Overdue up to 14 days	376,860	529,487	365,001	213,953	97,537	40,130	17,500	3,917	177,454	1,821,839	1,471,817
SUBTOTAL	18,954,998	57,736,043	20,994,449	4,039,441	2,432,360	1,251,543	635,469	66,916	772,400	106,883,619	77,205,156
GENERIC ALLOWANCE	-	(288,680)	(209,945)	(121,183)	(243,236)	(375,463)	(317,735)	(46,841)	(772,400)	(2,375,483)	(2,412,777)
SUBTOTAL – 12/31/2006	13,913,589	36,710,132	17,431,547	3,607,717	2,299,267	1,515,250	890,808	66,901	769,945	77,205,156	
GRAND TOTAL	18,954,998	57,736,043	22,972,087	5,282,426	3,411,882	2,135,648	1,493,140	638,057	2,923,693	115,547,974	84,148,416
EXISTING ALLOWANCE	-	(288,680)	(411,696)	(527,715)	(1,023,223)	(1,067,611)	(1,045,049)	(637,993)	(2,923,693)	(7,925,660)	(7,430,684)
Minimum allowance required (3)	-	(288,680)	(229,721)	(158,473)	(341,188)	(640,695)	(746,570)	(446,640)	(2,923,693)	(5,775,660)	(5,730,684)
Additional allowance (4)	-	-	(181,975)	(369,242)	(682,035)	(426,916)	(298,479)	(191,353)	-	(2,150,000)	(1,700,000)
GRAND TOTAL – 12/31/2006	13,913,589	36,710,132	18,538,039	4,438,639	3,064,414	2,166,380	1,780,972	514,989	3,021,262	84,148,416	
EXISTING ALLOWANCE 12/31/2006	-	(183,551)	(185,380)	(277,063)	(919,018)	(1,082,972)	(1,246,501)	(514,937)	(3,021,262)	(7,430,684)	
Minimum allowance required (3)	-	(183,551)	(185,380)	(133,160)	(306,441)	(649,913)	(890,485)	(360,492)	(3,021,262)	(5,730,684)	
Additional allowance (4)	-	-	-	(143,903)	(612,577)	(433,059)	(356,016)	(154,445)	-	(1,700,000)	

(1) Operations with overdue installments for more than 14 days or under responsibility of bankruptcy or in process of bankruptcy companies.

(2) The balance of non-accrual operations amount to R$ 5,054,755 (R$ 4,425,930 at 12/31/2006).

(3) The policy of not using the classification of level "AA" for very small, small and middle market companies, and also for individuals, was maintained. As a consequence, all loan operations with clients classified in these segments are charged by recording a provision upon the granting of loan.

(4) According to BACEN's request, it is classified into risk levels to show the additional amounts found through the use of statistical models for evaluating the portfolios in the event of stress in the economic scenario.

III- By business sector

	12/31/2007	%	12/31/2006	%
PUBLIC SECTOR	**865,535**	**0.7**	**855,537**	**1.0**
Generation, transmission and distribution of electric energy	505,936	0.4	529,030	0.6
Chemical and Petrochemical	169,912	0.1	187,116	0.2
Other	189,687	0.2	139,391	0.2
PRIVATE SECTOR	**114,682,439**	**99.3**	**83,292,879**	**99.0**
COMPANY	**54,298,586**	**47.0**	**40,625,558**	**48.3**
INDUSTRY AND COMMERCE	**29,694,155**	**25.7**	**23,767,308**	**28.2**
Food and beverages	4,687,288	4.1	3,702,536	4.4
Autoparts and Accessories	1,073,793	0.9	1,033,220	1.2
Agribusiness capital assets	317,776	0.3	189,619	0.2
Industrial capital assets	1,226,020	1.1	1,114,489	1.3
Pulp and paper	780,827	0.7	814,227	1.0
Distribution of fuels	560,020	0.5	696,732	0.8
Electrical and electronic	2,437,514	2.1	1,847,586	2.2
Pharmaceuticals	950,639	0.8	906,775	1.1
Fertilizers, insecticides and crop protection	1,284,778	1.1	920,515	1.1
Tobacco	335,819	0.3	287,637	0.3
Import and export	939,207	0.8	752,012	0.9
Hospital care materials and equipment	239,319	0.2	213,186	0.3
Construction material	810,207	0.7	752,216	0.9
Steel and metallurgy	2,836,326	2.5	2,224,363	2.6
Wood and furniture	1,058,955	0.9	814,287	1.0
Chemical and Petrochemical	2,696,654	2.3	2,667,082	3.2
Supermarkets	193,714	0.2	123,403	0.1
Light and heavy vehicles	2,009,915	1.7	1,445,368	1.7
Clothing	2,075,240	1.8	1,686,930	2.0
Other - Commerce	1,603,628	1.4	609,584	0.7
Other - industry	1,576,516	1.4	965,541	1.1
SERVICES	**17,681,307**	**15.3**	**11,564,799**	**13.7**
Heavy construction (Constructors)	953,177	0.8	512,988	0.6
Financial	2,050,258	1.8	1,227,052	1.5
Generation, transmission and distribution of electric energy	2,073,433	1.8	1,622,069	1.9
Holding company	1,218,812	1.1	639,525	0.8
Real estate agents	2,611,241	2.3	1,059,757	1.3
Media	1,270,333	1.1	1,164,782	1.4
Service companies	1,146,609	1.0	745,677	0.9
Health care	379,174	0.3	285,594	0.3
Telecommunications	625,320	0.5	982,275	1.2
Transportation	2,460,324	2.1	1,519,816	1.8
Other services	2,892,626	2.5	1,805,264	2.1
PRIMARY SECTOR	**5,532,813**	**4.8**	**4,472,703**	**5.3**
Agribusiness	4,546,131	3.9	3,436,443	4.1
Mining	986,682	0.9	1,036,260	1.2
OTHER COMPANIES	**1,390,311**	**1.2**	**820,748**	**1.0**
INDIVIDUALS	**60,383,853**	**52.3**	**42,667,321**	**50.7**
Credit cards	11,351,898	9.8	9,188,425	10.9
Consumer loans/overdraft	15,236,772	13.2	13,411,922	15.9
Real estate financing	4,184,602	3.6	2,052,738	2.4
Vehicles	29,610,581	25.6	18,014,236	21.4
GRAND TOTAL	**115,547,974**	**100.0**	**84,148,416**	**100.0**

b) Credit concentration

Loan, lease and and other credit operations (*)	12/31/2007		12/31/2006	
	Risk	% of Total	Risk	% of Total
Largest debtor	1,399,774	1.1	971,323	1.0
20 largest debtors	9,228,895	7.2	7,811,822	8.3
50 largest debtors	15,770,455	12.4	13,439,417	14.4
100 largest debtors	21,957,718	17.2	18,962,802	20.3

Loan, lease and other credit operations and securities of companies and financial institutions (*)	12/31/2007		12/31/2006	
	Risk	% of Total	Risk	% of Total
Largest debtor	1,404,737	1.0	1,267,902	1.2
20 largest debtors	14,879,896	10.3	12,718,831	11.6
50 largest debtors	24,403,844	16.9	20,642,485	18.8
100 largest debtors	33,102,327	22.9	28,502,817	26.0

(*) The amounts include endorsements and sureties.

c) Changes in allowance for loan losses

	01/01 to 12/31/2007	01/01 to 12/31/2006
Opening balance	**(7,430,684)**	**(4,107,176)**
Balance arising from the acquisition of BKB in Brazil in 04/30/2006	-	(370,812)
Balance arising from the acquisition of BKB in Chile/ Uruguay on 12/31/2006	(131,077)	-
Net increase for the period	(6,563,386)	(6,447,640)
Write-offs	6,199,487	3,494,944
Closing balance	**(7,925,660)**	**(7,430,684)**
Specific allowance (1)	(3,400,177)	(3,317,907)
Generic allowance (2)	(2,375,483)	(2,412,777)
Additional allowance (3)	(2,150,000)	(1,700,000)

(1) Operations with overdue installments for more than 14 days or under responsibility of bankruptcy or in process of bankruptcy companies.

(2) For operations not covered by the previous item due to the classification of the client or operation.

(3) Refers to the provision in excess of the minimum required, recorded based on conservative criteria adopted by management in accordance with good banking practice, in order to cover any unexpected losses resulting from a strong reversal of the economic cycle, quantified based on historical data considering loan portfolios in cases of economic crisis.

Note: The specific and generic allowances reflect the effects of supplementary allowance totaling R$ 292,235 (R$ 254,975 at 12/31/2006) as they do not consider the option established by article 5 of CMN Resolution 2,682, of 12/21/1999, amended by article 2 of CMN Resolution 2,697, of 02/24/2000, that the loan transactions with clients whose total liability is below R$ 50 could be determined based only on the overdue amounts.

At December 31, 2007, the balance of the allowance for loan losses in relation to the loan portfolio is equivalent to 6.9% (8.8% at 12/31/2006).

d) Recovery and renegotiation of credits

I- Composition of the result of allowance for loan losses

	01/01 to 12/31/2007	01/01 to 12/31/2006
Net increase for the period	(6,563,386)	(6,447,640)
Recoveries	1,068,491	943,018
Result of allowance for loan losses	**(5,494,895)**	**(5,504,622)**

II- Renegotiated credits

	12/31/2007	12/31/2006
Renegotiated credits	2,927,769	2,726,332
Allowance for loan losses	(1,524,855)	(1,576,415)
(%)	52.1	57.8

e) Credit assignments

In 2007, credit assignments without joint liability were carried out, related to those operations with remote chances of recoverability, according to management. This portfolio, in the amount of R$ 3,429,759, fully provided for, was realized for the amount of R$ 593,663, in accordance with the appraisal report, in conformity with CMN Resolution 2,836, of 05/30/2001. The operation did not affect the consolidated result.

f) Restricted operations on assets

We present below information related to the restricted operations on assets, in accordance with CMN Resolution 2,921, of January 17, 2002.

	12/31/2007					01/01 to 12/31/2007
	0 - 30	31 - 180	181 - 365	Over 365	Total	Income (Expenses)
Restricted operations on assets						
Loan operations	705	60,070	21,138	204,567	286,480	(49,902)
Liabilities - Restricted operations on assets						
Foreign borrowings through securities	705	59,926	21,138	204,567	286,336	50,493
Net revenue from restricted operations						**591**

At December 31, 2007 there were no default operations.

NOTE 8 - FOREIGN EXCHANGE PORTFOLIO

	12/31/2007	12/31/2006
ASSETS – OTHER RECEIVABLES	**18,769,814**	**12,872,015**
Exchange purchase pending settlement – foreign currency	9,941,536	6,851,561
Bills of exchange and term documents – foreign currency	437	1,448
Exchange sale rights – local currency	8,948,511	6,205,132
(-) Advances received – local currency	(120,670)	(186,126)
LIABILITIES – OTHER LIABILITIES (Note 2a)	**18,917,568**	**13,123,604**
Exchange sales pending settlement – foreign currency	8,595,205	6,148,571
Liabilities from purchase of foreign currency – local currency	10,319,481	6,972,146
Other	2,882	2,887
MEMORANDUM ACCOUNTS	**278,910**	**188,562**
Outstanding import credits – foreign currency	242,097	136,176
Confirmed export credits – foreign currency	36,813	52,386

NOTE 9 – FUNDING AND BORROWINGS AND ONLENDINGS

a) Summary

	12/31/2007						12/31/2006	
	0-30	31-180	181-365	Over 365	Total	%	Total	%
Deposits	64,072,761	6,780,875	4,074,623	6,663,918	81,592,177	44.2	61,172,874	49.1
Deposits received under securities repurchase agreements	22,852,266	7,500,406	8,520,600	25,859,846	64,733,118	35.1	39,344,708	31.6
Funds from acceptance and issuance of securities	434,792	2,295,219	304,786	5,336,311	8,371,108	4.5	7,541,390	6.0
Borrowings and onlendings	1,417,301	5,140,832	3,653,517	6,588,517	16,800,167	9.1	10,517,066	8.4
Securitization of foreign payment orders	-	72,228	94,099	943,248	1,109,575	0.6	1,531,717	1.2
Subordinated debt	-	1,476,700	600,000	10,006,425	12,083,125 (*)	6.5	4,566,390	3.7
TOTAL	**88,777,120**	**23,266,260**	**17,247,625**	**55,398,265**	**184,689,270**		**124,674,145**	
% per maturity term	48.1	12.6	9.3	30.0				
TOTAL - 12/31/2006	**59,956,958**	**12,012,701**	**11,493,370**	**41,211,116**	**124,674,145**			
% per maturity term	48.1	9.6	9.2	33.1				

(*) Includes R$ 707,842 of Redeemable Preferred Shares classified under Minority Interest in the Balance Sheet.

b) Deposits

	12/31/2007						12/31/2006	
	0-30	31-180	181-365	Over 365	TOTAL	%	Total	%
Demand deposits	26,729,041	-	-	-	26,729,041	32.8	17,332,787	28.3
Savings accounts	27,989,905	-	-	-	27,989,905	34.3	22,911,960	37.5
Interbank	1,050,431	341,644	117,816	106,013	1,615,904	2.0	2,166,984	3.5
Time deposits	6,898,426	6,439,231	3,956,807	6,557,905	23,852,369	29.2	16,996,843	27.8
Other deposits	1,404,958	-	-	-	1,404,958	1.7	1,764,300	2.9
TOTAL	**64,072,761**	**6,780,875**	**4,074,623**	**6,663,918**	**81,592,177**		**61,172,874**	
% per maturity term	78.5	8.3	5.0	8.2				
TOTAL - 12/31/2006	**47,619,099**	**6,671,995**	**2,164,232**	**4,717,548**	**61,172,874**			
% per maturity term	77.9	10.9	3.5	7.7				

c) Deposits received under securities repurchase agreements

	12/31/2007						12/31/2006	
	0 - 30	31 - 180	181 - 365	Over 365	TOTAL	%	Total	%
Own Portfolio	1,857,455	7,499,856	8,520,600	25,503,331	43,381,242	67.0	30,976,429	78.7
Public securities	24,786	24,680	274,872	81,529	405,867	0.6	107,723	0.2
Private securities	-	-	443,433	-	443,433	0.7	99,725	0.2
Own issue	887,409	7,400,044	7,802,105	25,050,894	41,140,452	63.6	28,349,065	72.1
Foreign	945,260	75,132	190	370,908	1,391,490	2.1	2,419,916	6.2
Third-party portfolio	20,994,811	550	-	-	20,995,361	32.4	8,352,714	21.2
Free portfolio	-	-	-	356,515	356,515	0.6	15,565	0.1
TOTAL	22,852,266	7,500,406	8,520,600	25,859,846	64,733,118		39,344,708	
% per maturity term	35.3	11.6	13.2	39.9				
TOTAL - 12/31/2006	11,141,803	2,107,822	5,676,071	20,419,012	39,344,708			
% per maturity term	28.3	5.4	14.4	51.9				

d) Funds from acceptance and issuance of securities

	12/31/2007						12/31/2006	
	0-30	31-180	181-365	Over 365	Total	%	Total	%
MORTGAGE AND REAL ESTATE NOTES	86,515	195,735	-	906,993	1,189,243	14.2	519,780	6.9
DEBENTURES	-	1,463,021	136,969	2,129,902	3,729,892	44.6	2,955,221	39.2
FOREIGN BORROWINGS THROUGH SECURITIES	348,277	636,463	167,817	2,299,416	3,451,973	41.2	4,066,389	53.9
Trade Related – Issued abroad Structure Note Issued	196,993	241,342	80,009	241,567	759,911	9.1	-	-
Non-Trade Related	151,284	395,121	87,808	2,057,849	2,692,062	32.1	4,837,751	53.9
Issued in Brazil - Fixed Rate Notes	2,013	-	-	-	2,013	0.0	431,625	5.7
Issued abroad	149,271	395,121	87,808	2,057,849	2,690,049	32.1	3,634,764	48.2
Brazil Risk Note Programme	10,142	153,795	76,550	571,001	811,488	9.7	572,746	7.6
Euro Certificates of Deposits	127,524	17,580	-	-	145,104	1.7	43,069	0.6
Euro Medium Term Note Programme	16	662	1,971	12,404	15,053	0.2	15,057	0.2
Euronotes	-	208,307	-	-	208,307	2.5	250,944	3.3
Fixed Rate Notes	10,867	13,429	8,769	1,473,782	1,506,847	18.0	2,748,448	36.4
Other	722	1,348	518	662	3,250	0.0	4,500	0.1
TOTAL	434,792	2,295,219	304,786	5,336,311	8,371,108		7,541,390	
% per maturity term	5.2	27.4	3.6	63.7				
TOTAL - 12/31/2006	97,690	768,314	2,185,952	4,489,434	7,541,390			
% per maturity term	1.3	10.2	29.0	59.5				

e) Borrowings and onlendings

	12/31/2007						12/31/2006	
	0-30	31-180	181-365	Over 365	TOTAL	%	Total	%
BORROWINGS	**904,744**	**4,341,887**	**2,822,310**	**2,613,800**	**10,682,741**	**63.6**	**5,179,437**	**49.3**
Domestic	94,488	144,061	9,715	4,405	252,669	1.5	153,199	1.5
Foreign (*)	810,256	4,166,904	2,812,595	2,609,395	10,399,150	61.9	4,984,821	47.4
Assumption of obligations	-	30,922	-	-	30,922	0.2	41,417	0.4
ONLENDINGS	**512,557**	**798,945**	**831,207**	**3,974,717**	**6,117,426**	**36.4**	**5,337,629**	**50.7**
Domestic – official institutions	192,800	779,528	820,177	3,680,652	5,473,157	32.6	4,978,618	47.3
BNDES	76,332	253,347	324,496	2,194,837	2,849,012	17.0	2,527,288	24.0
FINAME	110,378	489,667	490,850	1,399,896	2,490,791	14.8	2,319,911	22.1
Other	6,090	36,514	4,831	85,919	133,354	0.8	131,419	1.2
Foreign	319,757	19,417	11,030	294,065	644,269	3.8	359,011	3.4
TOTAL	**1,417,301**	**5,140,832**	**3,653,517**	**6,588,517**	**16,800,167**		**10,517,066**	
% per maturity term	8.5	30.6	21.7	39.2				
TOTAL - 12/31/2006	**1,098,366**	**2,281,685**	**1,370,225**	**5,766,790**	**10,517,066**			
% per maturity term	10.5	21.7	13.0	54.8				

(*) Foreign borrowings are basically represented by investments in foreign exchange transactions related to export pre-financing and import financing.

f) Securitization of foreign payment orders

Funds obtained abroad through the sales to Brazilian Diversified Payment Rights Finance Company of rights related to payment orders received abroad.

	12/31/2007				12/31/2006	
	31-180	181-365	Over 365	TOTAL	Total	%
TOTAL	72,228	94,099	943,248	1,109,575	1,531,717	100.0
% per maturity term	6.5	8.5	85.0			
TOTAL - 12/31/2006	120,985	96,890	1,313,842	1,531,717		
% per maturity term	7.9	6.3	85.8			

g) Subordinated debt

Funds obtained through issuance of subordinated debt securities, in accordance with the conditions determined by CMN Resolution 2,837, of 05/30/2001, are as follows:

	12/31/2007					12/31/2006	
	31-180	**181-365**	**Over 365**	**Total**	**%**	**Total**	**%**
CDB (1)	1,425,634	-	8,537,485	9,963,119	82.5	2,125,410	46.5
Debentures (2)	20,600	600,000	-	620,600	5.1	623,715	13.7
Euronotes (3)	18,873	-	772,691	791,564	6.6	962,545	21.1
Redeemable preferred shares (4)	-	-	-	-	-	854,720	18.7
TOTAL OTHER LIABILITIES	**1,465,107**	**600,000**	**9,310,176**	**11,375,283**		**4,566,390**	
Redeemable preferred shares (4)	11,593	-	696,249	707,842	5.8		
GRAND TOTAL	**1,476,700**	**600,000**	**10,006,425**	**12,083,125**			
% per maturity term	12.2	5.0	82.8				
TOTAL - 12/31/2006	**61,900**	**-**	**4,504,490**	**4,566,390**			
% per maturity term	1.4	-	98.6				

(1) Bank Deposit Certificates:

- *Issued on December 23, 2002, with face value of R$ 850,000, with maturity on December 23, 2009 and paying interest semiannually at the Interbank Deposit rate plus 0.87% p.a. upon maturity;*
- *Issued on February 26, 2003, with face value of R$ 673,103, with maturity on February 26, 2008 and paying interest at the Interbank Deposit rate upon maturity;*
- *Issued on March 26, 27 and 28, 2007, with face value of R$ 5,000,000, with maturity on April 2, 2012 and paying interest of 103.5% of the Interbank Deposit rate upon maturity;*
- *Issued on May 18, 21, 22, 23 and 24, 2007, with face value of R$ 1,804,500, with maturity on May 22, 2014 and paying interest of Interbank Deposit rate plus 0.35% p.a. upon maturity;*
- *Issued on November 1, 2007, with face value of R$ 300,000, with maturity on November 1, 2012 and paying interest of Interbank Deposit rate plus 0.35% p.a. upon maturity.*

(2) Non-convertible debentures:

- *Issued on September 1, 2001, with face value of R$ 600,000, with maturity on September 1, 2008, with no projected amortization or renegotiation and paying interest semiannually at the average daily Interbank Deposit rate registered at the Securities Custody Center CETIP (CETIP-DI) plus 0.75% p.a..*

(3) Euronotes:

- *Issued on August 13, 2001, with face value of R$ 100,000 thousand, and on November 9, 2001, in the amount of US$ 80,000 thousand, with maturity on August 15, 2011 and paying interest semiannually at the rate of 10% p.a.;*
- *Issued on August 13, 2001, in the amount of ¥ 30,000,000 thousand (US$ 244,938 thousand), also with maturity on August 15, 2011 and paying interest semiannually at the rate of 4.25%.*

(4) Redeemable preferred shares:

- *Issued on December 31, 2002 by Itau Bank Ltd., in the amount of US$ 393,072 thousand, with maturity on March 31, 2015 and semiannual dividends calculated based on LIBOR plus 1.25% p.a;*
- *Recorded in the appropriate account of Stockholders' Equity and presented in Minority interest as from June 30, 2007.*

NOTE 10 - INSURANCE, PENSION PLAN AND CAPITALIZATION OPERATIONS

a) Composition of the Technical Provisions

	INSURANCE		LIFE INSURANCE AND PENSION PLAN		CAPITALIZATION		TOTAL	
	12/31/2007	12/31/2006	12/31/2007	12/31/2006	12/31/2007	12/31/2006	12/31/2007	12/31/2006
Mathematical provision of benefits to be granted and benefits granted	6,745	6,926	20,116,639	15,634,564	-	-	20,123,384	15,641,490
Unearned premiums	850,653	780,079	270,307	260,436	-	-	1,120,960	1,040,515
Mathematical provision for redemptions	-	-	-	-	1,075,630	1,051,556	1,075,630	1,051,556
Raffle contingency	-	-	-	-	43,761	65,167	43,761	65,167
Unsettled claims	543,315	362,518	77,606	34,576	-	-	620,921	397,094
Financial surplus	1,802	1,501	322,931	297,149	-	-	324,733	298,650
IBNR	146,288	215,068	27,864	45,727	-	-	174,152	260,795
Financial variation	-	-	94,475	85,906	-	-	94,475	85,906
Premium deficiency	75,186	68,402	12,373	9,986	-	-	87,559	78,388
Health care (1)	44,090	47,528	-	-	-	-	44,090	47,528
Other	31,096	20,874	12,373	9,986	-	-	43,469	30,860
Insufficient contribution	-	-	60,532	50,096	-	-	60,532	50,096
Other (2)	18,483	1,761	79,923	54,601	7,586	10,432	105,992	66,794
TOTAL	**1,642,472**	**1,436,255**	**21,062,650**	**16,473,041**	**1,126,977**	**1,127,155**	**23,832,099**	**19,036,451**

(1) The provision for Premium Deficiency is calculated in accordance with the criteria established by the regulatory body and the technical actuarial note which establishes a provision for risk coverage for the next 12 months. In compliance with USGAAP standards, the provisions recorded in the financial statements filed with the SEC (Securities and Exchange Commission) were conservatively estimated at R$ 582,194 at 12/31/2006 (R$ 614,109 at 12/31/2005), sufficient to cover deficits until the termination of the plans in 2099.

To maintain the economic and financial balance of health care plans, discussions are still being maintained with the ANS (Brazilian Health Agency – health market regulator) regarding the restructuring of plans, as well as price adjustments. With the purpose of covering the existing imbalance, a capital increase considered sufficient to provide funds for the health insurance segment was carried out.

In relation to the coverage of estimated amounts, existing accounting differences between the local and USGAAP practices are substantially offset by the goodwill amortization criteria.

(2) Basically represented by Additional Provision for Premiums, Risk variation, Redemption and Other unsettled amounts and Raffles pending/payable.

b) Assets Guaranteeing Technical Provision - SUSEP

	INSURANCE		LIFE INSURANCE AND PENSION PLAN		CAPITALIZATION		TOTAL	
	12/31/2007	12/31/2006	12/31/2007	12/31/2006	12/31/2007	12/31/2006	12/31/2007	12/31/2006
Interbank investments – Money market	401,901	193,743	300,366	265,947	444,315	258,282	1,146,582	717,972
Securities and derivative financial instruments	969,897	966,031	20,554,127	16,065,975	701,617	887,573	22,225,641	17,919,579
PGBL/VGBL fund quotas (1)	-	-	18,664,004	14,323,595	-	-	18,664,004	14,323,595
Other securities	969,897	966,031	1,890,123	1,742,380	701,617	887,573	3,561,637	3,595,984
Government	337,160	312,705	886,036	777,918	22,005	143,701	1,245,201	1,234,324
Private	632,737	653,326	1,004,087	964,462	679,612	743,872	2,316,436	2,361,660
Credit rights (2)	263,500	270,066	229,844	189,136	-	-	493,344	459,202
TOTAL	1,635,298	1,429,840	21,084,337	16,521,058	1,145,932	1,145,855	23,865,567	19,096,753

(1) The PGBL and VGBL plans securities portfolio, the ownership and embedded risks of which are the customers' responsibility, is recorded as securities, as determined by SUSEP, with a contra-entry to liabilities in the Pension Plan Technical Provisions account.

(2) Recorded under Other receivables - Insurance premiums receivable.

c) Results of Operations

	INSURANCE		LIFE INSURANCE AND PENSION PLAN		CAPITALIZATION		TOTAL	
	01/01 to 12/31/2007	01/01 to 12/31/2006	01/01 to 12/31/2007	01/01 to 12/31/2006	01/01 to 12/31/2007	01/01 to 12/31/2006	01/01 to 12/31/2007	01/01 to 12/31/2006
Income from financial operations	150,194	167,373	145,678	137,204	73,797	108,473	369,669	413,050
Financial income from insurance, pension plan and capitalization operations	150,611	167,762	1,908,384	1,769,070	151,275	180,296	2,210,270	2,117,128
Financial expenses from insurance, pension plan and capitalization operations	(417)	(389)	(1,762,706)	(1,631,866)	(77,478)	(71,823)	(1,840,601)	(1,704,078)
Result of operations from insurance, pension plan and capitalization	552,977	571,286	396,289	346,636	269,677	208,468	1,218,943	1,126,390
Premiums and contributions	2,274,890	2,155,789	5,839,809	5,120,571	882,003	794,170	8,996,702	8,070,530
Changes in technical provisions	(81,261)	(97,088)	(2,788,465)	(2,573,719)	(588,537)	(555,761)	(3,458,263)	(3,226,568)
Expenses for claims	(1,259,192)	(1,162,882)	(161,653)	(124,725)	-	-	(1,420,845)	(1,287,607)
Selling expenses	(366,612)	(337,620)	(28,888)	(23,405)	(1,606)	(1,046)	(397,106)	(362,071)
Expenses for benefits and redemptions	(1,301)	-	(2,467,203)	(2,045,461)	(18,562)	(25,150)	(2,487,066)	(2,070,611)
Other income and expenses	(13,547)	13,087	2,689	(6,625)	(3,621)	(3,745)	(14,479)	2,717
TOTAL	703,171	738,659	541,967	483,840	343,474	316,941	1,588,612	1,539,440

NOTE 11 - CONTINGENT ASSETS AND LIABILITIES AND LEGAL LIABILITIES – TAX AND SOCIAL SECURITY

ITAÚ HOLDING and its subsidiaries are involved in contingencies in the ordinary course of their businesses, as follows:

a) **Contingent Assets:** there are no contingent assets recorded.

b) **Contingent Liabilities:** these are estimated and classified as follows:

- **Calculation criteria:**

  Civil lawsuits: quantified upon judicial notification, and adjusted monthly:

  - Collective (lawsuits related to claims considered similar and usual and the amounts of which are not considered significant): according to the statistical references per group of lawsuits, type of legal body (Small Claims Court or Regular Court) and claimant; or

  - Individual (lawsuits related to claims considered unusual and the amounts of which are considered significant): at the claimed indemnity amount, based on the evidence presented and on the evaluation of legal advisors – which considers case law, legal opinions raised, evidence produced in the records and the judicial decisions already issued – relating to the risk level of loss of lawsuits.

    These are adjusted to the amounts deposited as guarantee for their execution or to the definitive execution amount (indisputable amount) when the claim is awarded a final and unappealable judgment.

  Labor claims: these are calculated upon judicial notification and adjusted monthly by the moving average of payment of lawsuits closed in the last 12 months plus the average cost of fees paid for lawsuits related to claims considered similar and usual and adjusted to the execution amount (indisputable amount) when it is in the stage of being a final and unappealable decision.

  Tax and social security lawsuits: calculated upon judicial notification of administrative proceedings based on their monthly adjusted amounts.

  Other risks: calculated mainly based on the assessment of credit risk on joint obligations.

- **Contingencies classified as probable:** are recognized in the accounting books and comprise Civil Lawsuits demanding compensation for property damage and pain and suffering, such as protest of bills, return of checks, and inclusion of information in the credit protection registry, most of these actions being filed in the Small Claims Court and therefore limited to 40 minimum monthly wages; Labor Claims seeking the recovery of alleged labor rights based on labor legislation specific to the related profession, such as overtime, salary equalization, reinstatement, transfer allowance, pension plan supplement and other; Tax and Social Security represented mainly by lawsuits and administrative proceedings involving federal and municipal taxes; and Other Risks represented basically by the joint obligation for securitized rural loans.

  The table below shows the changes in the respective provisions for contingent liabilities and the respective escrow deposits balances:

Change in Provision for Contingent Liabilities	01/01 to 12/31/2007					01/01 to 12/31/2006
	Civil	Labor	Tax and social security	Other	Total	Total
Opening balance	812,334	1,537,715	465,818	89,318	2,905,185	2,202,293
Balance arising from the acquisition of BKB on 04/30/06	-	-	-	-	-	202,650
Write-off due to the spin off of Credicard on 04/30/2006	-	-	-	-	-	(188,852)
(-) Contingencies guaranteed by indemnity clauses (Note 4l-I)	(20,289)	(550,896)	(7,048)	-	(578,233)	-
Subtotal	792,045	986,819	458,770	89,318	2,326,952	2,216,091
Changes in the period reflected in results (Notes 12e and 12h)	824,089	479,343	94,929	8,171	1,406,532	623,412
Restatements/Charges	-	-	43,909	-	43,909	30,928
Increase	824,089	479,343	91,773	8,171	1,403,376	669,827
Write-offs through reversal	-	-	(40,753)	-	(40,753)	(77,343)
Payments	(388,046)	(273,386)	(34,617)	-	(696,049)	(512,551)
Subtotal	1,228,088	1,192,776	519,082	97,489	3,037,435	2,326,952
(+) Contingencies guaranteed by indemnity clauses (Note 4l-I)	44,633	563,683	10,174	-	618,490	578,233
Closing balance (Note 12c)	1,272,721	1,756,459	529,256	97,489	3,655,925	2,905,185
Escrow deposits at 12/31/07 (Note 12a)	470,730	1,073,416	322,480	-	1,866,626	
Escrow deposits at 12/31/06 (Note 12a)	424,507	678,105	285,227	-	1,387,839	

- **Contingencies classified as possible:** not recognized in the accounting books and comprise Civil Lawsuits amounting to R$ 181,219 and Tax and Social Security Lawsuits amounting to R$ 1,742,461. The principal characteristics of these lawsuits are described below:

- CPMF (Tax on Bank Account Outflows) in Customer Operations – R$ 426,505: refers to tax assessment notices issued for collection of deferred tax asset related to CPMF on operations carried out with customers. The decision from the Taxpayers' Council or the Superior Chamber of Tax Appeals of the Ministry of Finance is pending.

- IRPJ/CS (Income Tax/Social Contribution) on disposal of investments – R$ 370,656: refers to tax assessment notice issued due to tax effects on disposal of investments. Awaiting Court's decision.

- IRPJ/PDD (INCOME TAX/ ALLOWANCE FOR LOAN LOSSES) – R$ 154,680: Reject the IN 80/93, which reduced the percentage from 1.5% to 0.5% for realization of the Allowance for Loan Losses in base year 1993, calculated by adopting the Regulatory Instruction (IN) 76/87 and the CMN Resolution 1,748, of August 31, 1990. The bank makes allegations about the impossibility of applying the rule to events occurred in the fiscal year when it was enacted (principle of anteriority). A suspension was awarded for the bank's appeal, however, the judgment by the Federal Regional Court of the 3rd Region is pending.

- CPMF – Transfer of Securities – R$ 145,987: refers to tax assessment notices issued for collection of deferred tax asset related to CPMF on payment of liabilities arising from transfer of securities. A decision from the Taxpayers' Council is pending.

- ISS – Banking Institutions – R$ 129,468: refers to tax assessments notices issued by municipalities for collection of ISS on amounts recorded in several accounts, on the grounds of being service revenue. An administrative final decision or tax foreclosure is pending.

- Apportionment of Net Assets by Book Value – R$ 119,527: refers to the tax assessment notice issued due to the deduction of capital loss computed in the winding-up and liquidation of investments. Awaiting Court's decision.

The amount of R$ 1,125,881 (R$ 972,810 at 12/31/2006) related to Securities, the amount of R$ 1,118,819 (R$ 516,049 at 12/31/2006) (Note 12a) of deposits, as well as Permanent Assets in the amount of R$ 1,006,934 (R$ 958,785 at 12/31/2006), according to article 32 of Law 10,522/02, are pledged in guarantee of voluntary appeals related to contingent liabilities lawsuits. As a result of the unconstitutionality lawsuit 1976, the Federal Supreme Court ruled unconstitutional the requirement of guarantees for considering voluntary appeals on April 10, 2007. The Bank is requesting the cancellation of the pledging of guarantees to the Federal Revenue Service.

The Receivables balance arising from reimbursements of contingencies totals R$ 565,203 (R$ 651,039 at 12/31/2006) (Note 12a), basically represented by the guarantee in the Banerj privatization process occurred in 1997, in which the State of Rio de Janeiro created a fund to guarantee the equity recomposition of Civil, Labor and Tax Contingencies.

c) **Legal Liabilities – Tax and Social Security and Escrow Deposits for filing Legal Processes** – recognized at the full amount being questioned and respective escrow deposits, as follows:

Change in legal liabilities	**01/01 to 12/31/2007**	**01/01 to 12/31/2006**
Opening balance	**3,827,180**	**2,588,360**
Balance arising from the acquisition of BKB on 04/30/06	-	195,406
Write-off due to the spin off of Credicard on 04/30/06	-	(119,107)
Change in the period reflected in results	1,620,505	1,174,123
Charges on taxes	314,323	547,520
Net increase	1,315,463	759,722
Write-offs through reversal	(9,281)	(133,119)
Payments	(14,305)	(11,602)
Closing balance (Note 13c)	**5,433,380**	**3,827,180**
Probability of loss		
Probable	997,055	913,758
Possible	289,478	281,476
Remote	4,146,847	2,631,946

Change in escrow deposits	**01/01 to 12/31/2007**	**01/01 to 12/31/2006**
Opening balance	**2,363,669**	**1,589,782**
Balance arising from the acquisition of BKB on 04/30/06	-	81,804
Appropriation of income	209,808	499,298
Changes in the period	439,549	192,785
Deposited	450,740	210,873
Withdrawals	(8,486)	(16,095)
Conversion into income	(2,705)	(1,993)
Closing balance (Note 12a)	**3,013,026**	**2,363,669**

At March 31, 2006, the income arising from the restatement of escrow deposits and the expenses on restatement of the corresponding liabilities started being recognized on the accrual basis, which gave rise to additions to the financial margin and on net income after tax of R$ 169,030 and R$ 99,090, respectively.

The main natures of processes are described as follows:

- PIS and COFINS X Law 9,718/98 – R$ 2,167,198 – Assert the right of paying contributions to PIS and COFINS on revenue, not adopting the provisions of Article 3, paragraph 1, of Law 9,718/98, which established the inappropriate extension of the calculation bases of these contributions. The corresponding escrow deposit totals R$ 479,928.

- IRPJ and CSLL X Profit earned Abroad – R$ 767,352. Aimed at rejecting the requirement set forth by Regulatory Instruction 213/02, in view of its illegality, determining the inclusion of equity in earnings in the calculation of taxable income and the CSLL calculation basis, including that from disposal of investment abroad. The corresponding escrow deposit totals R$ 245,032.

- CPMF (Tax on Bank Account Outflows) – Leasing companies – R$ 609,822 – Aimed at giving the treatment granted to financial institutions to leasing companies as to zero rate of CPMF (Article 8, item 3, of Law 9,311/96). The corresponding escrow deposit totals R$ 517,281.

- CSLL X Equality – R$ 258,485 – Assert the right of paying CSLL at 8%, applicable to companies in general, according to the heading of Article 19 of Law 9,249/95, rejecting the provisions of paragraph 1 therein, which sets forth a differentiated rate (18%) for financial institutions, in view of the infraction to the principle of equality. The corresponding escrow deposit totals R$ 132,732.

- INSS X Supplementary Law 84/96 and Additional rate of 2.5% – R$ 219,504 – Aimed at rejecting the levy of social security contribution at 15%, as well as an additional rate of 2.5%, on compensation paid to service providers that are individuals and managers, set forth by Supplementary Law 84/96, in view of its unconstitutionality, as this contribution has the same taxable year and income tax calculation basis, going against the provisions of Articles 153, item III, 154, item I, 156, item III and 195, paragraph 4, of Federal Constitution. The corresponding escrow deposit totals R$ 170,149.

- PIS X Constitutional Amendment 17/97 – R$ 204,187 – Aimed at rejecting the levy of PIS over a period, from the end of the term enforced by Constitutional Amendment 10/96 and the restart of its enforcement, with the enactment of Constitutional Amendment 17/97, based on principles of anteriority over 90 days and not retroactive to tax laws and nonexistence of legislation for this period. Successively, aimed at paying PIS over the mentioned period based on Supplementary Law 7/70. The corresponding escrow deposit totals R$ 13,009.

According to the opinion of the legal advisors, ITAÚ HOLDING and its subsidiary companies are not involved in any other administrative proceedings or lawsuits that may significantly affect the results of their operations. The combined evaluation of all existing provisions for all contingent liabilities and legal obligations, which are recognized through the adoption of statistical models for claims involving small amounts and separate analysis by internal and external legal advisors of other cases, showed that the amounts provided for are sufficient, according to the CMN Resolution 3,535 of January 31, 2008.

NOTE 12 – BREAKDOWN OF ACCOUNTS

a) Other Sundry Receivables

	12/31/2007	12/31/2006
Deferred tax assets (Note 13b I)	6,351,191	6,342,230
Social contribution for offset (Note 13b I)	925,687	1,020,648
Taxes and contributions for offset	1,790,038	1,326,155
Escrow deposits in guarantee for provisions for contingent liabilities (Note 11b)	2,985,445	1,903,888
Contingencies classified as probable	1,866,626	1,387,839
Contingencies classified as possible - tax and social security	1,118,819	516,049
Escrow deposits for legal liabilities – Tax and Social Security (Note 11c)	3,013,026	2,363,669
Escrow deposits for foreign fund raising program	455,502	489,563
Receivables from reimbursement of contingent liabilities (Note 11b)	565,203	651,039
Receivables from the sale of the Credicard brand (1)	230,166	277,940
Sundry domestic debtors	258,161	230,598
Sundry foreign debtors	182,182	96,348
Tax incentive options	102,669	81,674
Recoverable payments	24,583	17,930
Salary advances	33,880	35,164
Amounts receivable from related companies	25,115	16,709
Operations without credit granting characteristics	158,017	41,451
Securities and Credits Receivable (2)	171,829	61,382
(-) Allowance for other loan losses	(13,812)	(19,931)
Other	62,436	27,917
Total	**17,163,300**	**14,922,923**

(1) *Refers to right exercised by Citibank to the exclusive use the Credicard brand as from January 1, 2009 (disclosed in Material Fact by ITAÚ HOLDING on 12/06/2006).*

(2) *Includes the amount of R$ 128,133 related to the acquisition, at a public bidding, carried out by Banco Itaú in April 2007 of rights held by the Government of the State of Goiás on the receipt of funds and royalties from Itaipu Binacional.*

At ITAÚ HOLDING, Other Sundry Receivables are basically composed of Taxes and contributions for offset of R$ 257,926 (R$ 154,896 at 12/31/2006) and Deferred tax assets of R$ 39,217 (R$ 523,914 at 12/31/2006) (Note 13b I).

b) Prepaid expenses

	12/31/2007	12/31/2006
Technical cooperation agreement (1)	2,124,509	968,906
Association for the Promotion and offer of Financial and Real Estate Products (2)	288,792	-
Commissions	1,622,635	201,502
Related to insurance and pension plan	155,933	167,125
Related to vehicle financing (3)	1,436,277	-
Other	30,425	34,377
Advertising	139,675	118,152
Other	137,423	90,353
Total	**4,313,034**	**1,378,913**

(1) Basically refers to the amounts spent to acquire rights to credit payrolls and perform tax collections for Municipal and State Governments. As of December 31, 2007, the balance basically comprises the agreements entered into with the State Governments of Rio de Janeiro, Goiás and Minas Gerais, and the Municipal Government of São Paulo.

(2) Refers to the amount paid to the Consultoria de Imóveis Lopes S.A. (Note 2a).

(3) Commissions paid to dealers upon the granting of vehicle financing or leasing that started to be recognized in income in 2007 based on the terms of the contracts.

c) Other Sundry Liabilities

	12/31/2007	12/31/2006
Provision for contingent liabilities (Note 11b)	3,655,925	2,905,185
Provision for sundry payments	965,573	914,729
Provision for personnel	510,327	455,999
Sundry creditors - local	422,835	378,830
Liabilities for official agreements and rendering of payment services	297,987	75,603
Sundry creditors - foreign	230,272	79,528
Related to insurance operations	214,750	203,842
Liabilities for purchase of assets and rights	115,067	123,428
Creditors of funds to be released	135,482	81,657
Funds from consortia participants	51,515	66,324
Provision to cover actuarial deficit (Note 18c)	27,536	29,278
Provision for corporate restructuring (*)	-	106,433
Other	17,020	19,022
Total	**6,644,289**	**5,439,858**

(*) Refers to the provision for corporate restructuring of BKB.

At ITAÚ HOLDING, Other Sundry Liabilities basically consist of amounts payable related to acquisition of Investments of R$ 26,153 (R$ 59,243 at 12/31/2006).

d) Banking Service Fees

	01/01 to 12/31/2007	01/01 to 12/31/2006
Asset management	2,005,693	1,986,445
Funds management fees	1,962,153	1,921,279
Consortia management fees	43,540	65,166
Current account services	1,535,693	1,548,991
Credit cards	2,348,711	2,104,276
Annual fees	685,898	554,905
Other services	1,662,814	1,549,371
Relationship with stores	1,257,240	1,120,583
Credit card processing	405,574	428,788
Loan operations and guarantees provided	2,270,074	1,689,472
Loan operations	2,135,751	1,572,039
Guarantees provided	134,323	117,433
Collection services	901,682	908,815
Collection fees	484,426	456,540
Collection services	182,236	234,848
Interbank charges (securities, checks and wire)	235,020	217,427
Other	1,112,592	858,574
Income from consultation to Serasa (*)	106,913	221,771
Income from brokerage	372,621	245,335
Income from custody services and management of portfolio	122,062	88,402
Income from economic and financial advisory	177,419	81,079
Foreign exchange services	60,826	31,871
Other services	272,751	190,116
Total	**10,174,445**	**9,096,573**

(*) *The result for the period from January 1 to December 31, 2007 was affected by the partial disposal of the interest held in the capital stock of Serasa S.A. (Note 2a).*

e) Personnel expenses

	01/01 to 12/31/2007	01/01 to 12/31/2006
Compensation	(3,130,294)	(2,729,606)
Charges	(919,633)	(833,082)
Welfare benefits	(805,534)	(701,296)
Training	(78,570)	(69,391)
Subtotal	**(4,934,031)**	**(4,333,375)**
Severance pay	(109,391)	(65,436)
Labor claims (Note 11b)	(479,343)	(424,680)
Total	**(5,522,765)**	**(4,823,491)**

f) Other administrative expenses

	01/01 to 12/31/2007	01/01 to 12/31/2006
Data processing and telecommunications	(1,559,709)	(1,373,932)
Depreciation and amortization (Note 14b)	(656,812)	(659,859)
Facilities	(879,865)	(813,805)
Third-party services	(1,183,587)	(1,049,566)
Financial system services	(559,086)	(448,725)
Advertising, promotions and publications	(492,571)	(474,956)
Transportation	(254,075)	(232,790)
Materials	(193,291)	(194,454)
Security	(205,588)	(172,479)
Legal	(43,026)	(64,340)
Travel expenses	(73,318)	(65,180)
Other	(302,303)	(290,837)
Total	**(6,403,231)**	**(5,840,923)**

g) Other operating revenues

	01/01 to 12/31/2007	01/01 to 12/31/2006
Reversal of operating provisions	9,281	210,462
Legal liabilities – tax and social security (Note 11c)	9,281	133,119
Provision for contingencies – other (Note 11b)	-	77,343
Investment in subsidiaries, not arising from net income	64,460	50,033
Recovery of charges and expenses	98,753	74,674
Other	348,903	223,829
Total	**521,397**	**558,998**

h) Other operating expenses

	01/01 to 12/31/2007	01/01 to 12/31/2006
Provision for contingencies (Note 11b)	(927,189)	(276,075)
Civil lawsuits (1)	(824,089)	(272,452)
Tax and social security	(94,929)	(901)
Other	(8,171)	(2,722)
Selling - credit cards	(485,852)	(347,466)
Claims	(185,389)	(175,732)
Foreign exchange variation on liabilities of companies abroad	(22,517)	-
Amortization of goodwill on purchase of investments (2)	(182,747)	(3,300,638)
Other	(303,045)	(449,157)
Total	**(2,106,739)**	**(4,549,068)**

(1) Includes the provision for economic plans amounting to R$ 397,768 (R$ 79,155 from 01/01 to 12/31/2006).

(2) From 01/01 to 12/31/2007 refers basically to the acquisition of BBI, BBT and acquisition of share of BPI - SGPS S.A. (BPI) in the amount of R$ 159,651. From 01/01 to 12/31/2006 it refers basically to acquisition of BKB in the amount of R$ 3,111,934 and acquisition of shares of BPI in the amount of R$ 115,008.

At ITAÚ HOLDING, Other Operating Expenses are basically composed of amortization of goodwill.

i) Non-operating income

	01/01 to 12/31/2007	01/01 to 12/31/2006
Income from sale of the former head office of Banco ItauBank S.A.	114,321	-
Sale of the Credicard brand (*)	-	269,519
Disposal of investments (Note 2a)	2,762,238	-
Serasa S.A.	742,523	-
Redecard S.A.	1,544,439	-
Bovespa Holding S.A.	248,453	-
Bolsa de Mercadorias & Futuros - BM&F S.A.	226,823	-
Other	(3,238)	113,955
Total	**2,873,321**	**383,474**

(*) Refers to the exclusive right exercised by Citibank to use the Credicard brand as from January 1, 2009.

NOTE 13 - TAXES

a) Composition of expenses for taxes and contributions

I - We show below the Income Tax and Social Contribution due on the operations for the period and on temporary differences arising from additions and exclusions:

Due on operations for the period	01/01 to 12/31/2007	01/01 to 12/31/2006
Income before income tax and social contribution	**13,918,793**	**6,460,402**
Charges (Income Tax and Social Contribution) at the rates of 25% and 9% (Note 4m), respectively	(4,732,390)	(2,196,537)
Increase/decrease to Income Tax and Social Contribution charges arising from:		
Permanent (additions) exclusions	**(111,204)**	**618,975**
Investments in affiliates	74,651	100,085
Foreign exchange variation of investments abroad	(540,321)	(171,275)
Interest on capital	82,016	661,466
Dividends, interest on external debt bonds and tax incentives	296,664	73,503
Other	(24,214)	(44,804)
Temporary (additions) exclusions	**1,732,303**	**(909,439)**
Allowance for loan losses	(259,873)	(766,265)
Excess (insufficiency) of depreciation of leased assets	1,646,047	923,633
Adjustment to market value of trading securities and derivative financial instruments and adjustments from operations in futures markets	(100,831)	71,835
Interest on capital	512,720	(193,263)
Legal liabilities – tax and social security, contingent liabilities and restatement of escrow deposits	(448,474)	63,849
Income on sale of permanent asset items and rights	(350)	67,615
Realization (Amortization) of Goodwill on purchase of investments	243,759	(1,046,375)
Other non-deductible provisions	139,305	(30,468)
(Increase) Offset of tax losses/Negative social contribution basis	**79,201**	**100,731**
Expenses for income tax and social contribution	**(3,032,090)**	**(2,386,270)**
Related to temporary differences		
Increase (reversal) for the period	(1,793,340)	806,809
Prior periods increase (reversal)	68,987	142,862
Income (expenses) from deferred taxes	**(1,724,353)**	**949,671**
Total income tax and social contribution	**(4,756,443)**	**(1,436,599)**

II - Composition of tax expenses:

	01/01 to 12/31/2007	01/01 to 12/31/2006
PIS AND COFINS	(1,794,008)	(1,558,338)
ISS	(288,891)	(310,857)
CPMF	(273,067)	(303,653)
Other	(176,661)	(142,766)
Total (Note 4m)	**(2,532,627)**	**(2,315,614)**

At ITAÚ HOLDING tax expenses are basically composed of PIS and COFINS in the amount of R$ 81,935 (R$ 70,391 from 01/01 to 12/31/2006) and CPMF in the amount of R$ 13,915 (R$ 7,165 from 01/01 to 12/31/2006).

III – Tax Effects on Foreign Exchange Management of Investments Abroad

In order to minimize the effects on income in connection with the foreign exchange variation on investments abroad, net of respective tax effects, ITAÚ HOLDING carries out derivative transactions in foreign currency (hedge), as mentioned in Note 21b.

Results of these transactions are considered in the calculation basis of income tax and social contribution, according to their nature, while the foreign exchange variation on investments abroad is not included therein, pursuant to tax legislation in force.

b) Deferred Taxes

I - The deferred tax asset balance and its changes, segregated based on its origin and disbursements incurred, are represented as follows:

	PROVISIONS		DEFERRED TAX ASSETS				
	12/31/2006	12/31/2007	12/31/2006	Acquisition of BKB Chile/Uruguay	Realization / Reversal	Increase	12/31/2007
Reflected in income and expense accounts			6,342,230	35,381	(2,235,006)	2,205,242	6,347,847
Related to income tax and social contribution loss carryforwards			515,320	5,652	(158,447)	107,285	469,810
Related to disbursed provisions			2,365,326	29,729	(928,717)	876,695	2,343,033
Allowance for loan losses			1,767,327	14,521	(739,587)	778,257	1,820,518
Allowance for real estates			23,598	-	(6,527)	12,369	29,440
Goodwill on purchase of investments			415,933	-	(80,831)	370	335,472
Other			158,468	15,208	(101,772)	85,699	157,603
Related to non-disbursed provisions (*)	11,445,287	11,338,850	3,461,584	-	(1,147,842)	1,221,262	3,535,004
Related to the operation	9,745,287	9,188,850	2,883,584	-	(1,147,842)	1,068,262	2,804,004
Interest on capital	1,508,579	-	502,830	-	(502,830)	-	-
Legal liabilities – tax and social security	1,496,896	2,756,686	421,551	-	(2,717)	295,982	714,816
Provision for contingent liabilities	2,018,813	2,733,685	647,239	-	(241,884)	474,186	879,541
Civil	792,045	1,228,088	257,601	-	(129,408)	279,564	407,757
Labor	801,820	976,341	245,156	-	(101,633)	148,314	291,837
Tax and social security	424,948	529,256	144,482	-	(10,843)	46,308	179,947
Goodwill on purchase of investments	3,022,469	2,160,729	899,113	-	(164,465)	-	734,648
Provision for corporate restructuring	106,433	-	36,187	-	(36,187)	-	-
Other non-deductible provisions	1,592,097	1,537,750	376,664	-	(199,759)	298,094	474,999
Related to provisions in excess of the minimum required not disbursed – allowance for loan losses	1,700,000	2,150,000	578,000	-	-	153,000	731,000
Reflected in stockholders' equity accounts - Adjustment to market value of available-for-sale securities	-	9,836	-	-	-	3,344	3,344
Total	11,445,287	11,348,686	6,342,230	35,381	(2,235,006)	2,208,586	6,351,191
Social contribution for offset arising from Option foreseen in article 8 of Provisional Measure 2,158-35 of August 24, 2001.			1,020,648		(94,961)	-	925,687

(*) From a financial point of view, rather than recording the provision of R$ 11,348,686 (R$ 11,445,287 at 12/31/2006) and deferred tax assets of R$ 3,535,004 (R$ 3,461,584 at 12/31/2006), only the net provisions of the corresponding tax effects should be considered, which would reduce the total deferred tax assets of R$ 6,351,191 (R$ 6,342,230 at 12/31/2006) to R$ 2,816,187 (R$ 2,880,646 at 12/31/2006).

At ITAÚ HOLDING, Deferred Tax Assets amount to R$ 39,217 (R$ 523,914 at 12/31/2006) and are basically represented by the Provision for Legal Liabilities – Tax and Social Security of R$ 36,091 (R$ 15,599 at 12/31/2006), which realization depends upon the progress of the judicial discussion and will be effectively made when a final and unappealable decision is awarded.

II - Provision for Deferred Income Tax and Social Contribution balance and its changes are shown as follows:

	12/31/2006	Acquisition of BKB Chile/Uruguay	Realization / Reversal	Increase	12/31/2007
Reflected in income and expense accounts	**2,438,294**	**3,496**	**(218,828)**	**1,918,171**	**4,141,133**
Depreciation in excess - leasing	1,888,678	-	-	1,666,089	3,554,767
Taxation on results abroad – capital gains	52,513	3,496	-	9,525	65,534
Adjustment from operations in futures market	284,374	-	(218,475)	-	65,899
Adjustment to market value of trading securities and derivative financial instruments	-	-	-	117,579	117,579
Restatement of escrow deposits related to legal and contingent liabilities	132,401	-	-	77,093	209,494
Income on sale of permanent asset items and rights	70,357	-	(353)	-	70,004
Other	9,971	-	-	47,885	57,856
Reflected in stockholders' equity accounts - Adjustment to market value of available-for-sale securities (Note 2b)	**66,360**	**-**	**(30,644)**	**-**	**35,716**
Total	**2,504,654**	**3,496**	**(249,472)**	**1,918,171**	**4,176,849**

At ITAÚ HOLDING, the provision for deferred income tax and social contribution amounts to R$ 1,625 (R$ 822 as of December 31, 2006), and is comprised of Restatement of escrow deposits related to legal and contingent liabilities.

III - The estimate of realization and present value of tax credits and social contribution to offset, arising from Provisional Measure 2,158-35 of 08/24/2001 and from the Provision for Deferred Income Tax and Social Contribution existing at December 31, 2007, in accordance with the expected generation of future taxable income, based on the history of profitability and technical feasibility studies, are:

Realization year	Deferred tax assets			Social contribution for offset	Provision for deferred income tax and social contribution	Net deferred taxes
	Temporary differences	Tax loss and negative basis	Total			
2008	1,824,926	469,810	2,294,736	524,148	(568,572)	2,250,312
2009	1,074,476	-	1,074,476	401,539	(633,139)	842,876
2010	1,136,535	-	1,136,535	-	(805,977)	330,558
2011	696,475	-	696,475	-	(819,986)	(123,511)
2012	483,244	-	483,244	-	(943,798)	(460,554)
Over 2012	665,725	-	665,725	-	(405,377)	260,348
Total	5,881,381	469,810	6,351,191	925,687	(4,176,849)	3,100,029
Present value (*)	5,237,003	449,625	5,686,628	870,819	(3,613,394)	2,944,053

(*) The average funding rate, net of tax effects, was used to determine the present value.

The projections of future taxable income include estimates related to macroeconomic variables, exchange rates, interest rates, volume of financial operations and services fees and others which can vary in relation to actual data and amounts.

Net income in the financial statements is not directly related to taxable income for income tax and social contribution, due to differences existing between accounting criteria and tax legislation, besides corporate aspects. Accordingly, we recommend that the trend of the realization of tax credits arising from temporary differences, income tax and social contribution loss carryforwards not be used as an indication of future net income.

IV - Unrecorded deferred tax assets amount to R$ 309,233 (R$ 327,401 at 12/31/2006).

At ITAÚ HOLDING, there is no unrecorded deferred tax assets (R$ 10,087 at 12/31/2006).

c) Tax and Social Security Contributions

	12/31/2007	12/31/2006
Taxes and contributions on income payable	516,557	811,807
Taxes and contributions payable	590,920	485,883
Provision for deferred income tax and social contribution (Note 13b II)	4,176,849	2,504,654
Legal liabilities – tax and social security (Note 11c)	5,433,380	3,827,180
Total	10,717,706	7,629,524

At ITAÚ HOLDING the balance of Tax and Social Security Contributions totals R$ 152,802 (R$ 115,419 at 12/31/2006) and is basically comprised of Legal Liabilities - Tax and Social Security of R$ 150,557 (R$ 60,950 at 12/31/2006).

d) Taxes paid or provided for and withheld from clients

We show below the amount of taxes paid or provided for, basically levied on income, revenue and payroll and the amount withheld and collected from clients levied directly on financial operations:

	01/01 to 12/31/2007	01/01 to 12/31/2006
Taxes paid or provided for	7,819,546	6,220,016
Taxes withheld and collected from clients	8,516,460	9,130,934
Total	**16,336,006**	**15,350,950**

NOTE 14 - PERMANENT ASSETS

a) Investments

I- Changes of investments - ITAÚ HOLDING

Companies		Balances at 12/31/2006	Goodwill Amortization	Subscription/ Acquisition/Sales	Dividends and Interest on capital received (1)	Equity in earnings of subsidiaries	Adjustment to marketable securities of subsidiaries	Balances at 12/31/2007	Equity in earnings of subsidiaries from 01/01 to 12/31/2006
Domestic		**25,392,319**	**-**	**-**	**(3,728,666)**	**8,337,740**	**(97,098)**	**29,904,295**	**6,603,373**
Banco Itaú S.A.		13,295,281	-	-	(2,375,830)	2,940,828	(67,684)	13,792,595	2,201,593
Banco Itaucard S.A.	(2)	4,520,529	-	-	(998,553)	3,656,334	(11)	7,178,299	2,469,523
Banco Itaú BBA S.A.		3,901,284	-	-	(239,109)	660,235	(27,040)	4,295,370	731,695
Itauseg Participações S.A.		2,390,806	-	-	(6,439)	670,906	5,347	3,060,620	837,930
Itaú BBA Participações S.A.		1,124,297	-	-	(55,146)	187,897	(7,712)	1,249,336	229,606
Itaú Corretora de Valores S.A.	(2)	160,122	-	-	(53,589)	221,540	2	328,075	85,777
Banco Itaubank S.A.	(3)	-	-	-	-	-	-	-	47,249
Abroad		**1,477,564**	**(51,412)**	**(16)**	**(75)**	**48,502**	**(1,867)**	**1,472,696**	**102,318**
Itaú Chile Holdings, Inc.	(4)(5)(6a)	1,239,042	(45,242)	-	-	7,572	(1,750)	1,199,622	75,247
Banco Itaú Uruguay S.A.	(5)(6b)	166,478	(4,713)	-	-	31,418	(117)	193,066	20,171
Oca S.A.	(5)(6c)	45,594	(1,252)	-	-	10,587	-	54,929	5,518
Oca Casa Financiera S.A.	(5)(6d)	23,864	(182)	-	-	(805)	-	22,877	1,141
Aco Ltda.	(5)(6e)	2,392	(22)	(16)	(75)	(145)	-	2,134	61
Itaú Uruguay Directo S.A.	(5)(6f)	194	(1)	-	-	(125)	-	68	2
LiberoTrading International Ltd.	(3)	-	-	-	-	-	-	-	178
GRAND TOTAL		**26,869,883**	**(51,412)**	**(16)**	**(3,728,741)**	**8,386,242**	**(98,965)**	**31,376,991**	**6,705,691**

(1) Income receivable includes interest on capital receivable amounting to R$ 1,452,494 (R$ 458,935 at 12/31/2006);

(2) The investment and the equity in earnings reflect the different interest in preferred shares, profit sharing and dividends;

(3) Investment merged by Banco Itaú S.A. on 10/02/2006;

(4) In February 2007 the company's name was changed from BKB Chile Holding, Inc. to Itaú Chile Holdings, Inc.;

(5) Note 2a;

(6) Investments that include goodwill amounting to: (a) R$ 407,175, (b) R$ 42,407, (c) R$ 11,270, (d) R$ 1,637, (e) R$ 191 and (f) R$ 6.

Companies	Capital	Stockholders' equity	Net income for the period	Number of shares owned by ITAÚ HOLDING			Equity share in voting capital (%)	Equity share in Capital (%)
				Common	Preferred	Quotas		
Domestic								
Banco Itaú S.A.	10,202,000	13,802,427	2,746,544	99,569,772	-	-	100.00	100.00
Banco Itaucard S.A.	15,032,007	23,446,752	4,059,286	-	1,277,933,118	-	-	0.54
Banco Itaú BBA S.A.	4,223,086	5,879,498	927,345	2,589,417	5,284,526	-	49.00	74.50
Itauseg Participações S.A.	1,717,000	3,363,049	744,804	1,582,676,636	-	-	91.01	91.01
Itaú BBA Participações S.A.	775,079	1,499,200	225,476	102,387	409,554	-	50.00	83.33
Itaú Corretora de Valores S.A.	207,201	613,615	244,197	-	811,503	-	-	4.78
Abroad								
Itaú Chile Holdings, Inc.	-	792,447	97,133	100	-	-	100.00	100.00
Banco Itaú Uruguay S.A.	135,066	150,659	36,364	1,639,430,739	-	-	100.00	100.00
Oca S.A.	12,376	43,659	11,797	1,502,176,740	-	-	100.00	100.00
Oca Casa Financiera S.A.	15,971	21,240	510	646	-	-	100.00	100.00
Aco Ltda.	11	1,957	7	-	-	131	99.24	99.24
Itaú Uruguay Directo S.A.	144	62	(114)	1,749,845	-	-	100.00	100.00

II- Composition of Investments

	12/31/2007	12/31/2006
Investment in affiliates	**1,008,546**	**1,779,561**
Domestic	**250,130**	**119,750**
AGF Brasil Seguros S.A.	130,012	114,915
Delle Holdings S.A.	21,101	4,835
Serasa S.A. (Note 2a)	99,017	-
Foreign	**758,416**	**1,659,811**
BPI – SGPS S.A.	756,383	693,729
Banco Itaubank - Chile and Uruguay (Note 2a)	-	963,467
Other	2,033	2,615
Other investments	**330,197**	**322,062**
Investments through tax incentives	103,721	105,892
Equity securities	11,210	86,983
Shares and quotas	96,546	25,299
Other	118,720	103,888
Provision for losses	**(78,976)**	**(91,282)**
TOTAL	**1,259,767**	**2,010,341**

III - Equity in earnings of affiliates

	01/01 to 12/31/2007	01/01 to 12/31/2006
Investment in affiliates - Domestic	**108,742**	**17,277**
Investment in affiliates - Abroad	**110,821**	**277,090**
Foreign exchange variation on investments	(52,062)	8,946
Equity in earnings of affiliates	162,883	268,144
Total	**219,563**	**294,367**

b) Fixed Assets and Deferred Charges

	Net balance at 12/31/2006	Changes					12/31/2007			12/31/2006		
		Acquisition Chile and Uruguay	Acquisitions	Disposals	Depreciation/ amortization expenses (Note 12f)	Foreign exchange variation	Cost	Accumulated depreciation	Net	Cost	Accumulated depreciation	Net
FIXED ASSETS	2,071,224	99,417	509,520	(319,927)	(474,137)	(695)	5,934,358	(4,048,866)	1,885,492	5,997,411	(3,926,187)	2,071,224
REAL ESTATE IN USE (1)	1,385,423	72,795	19,581	(227,414)	(60,580)	(2,286)	2,272,133	(1,084,614)	1,187,519	2,451,303	(1,065,880)	1,385,423
Land	667,919	4,284	3,851	(38,899)	-	(155)	637,000	-	637,000	667,919	-	667,919
Buildings	717,504	68,511	15,730	(188,515)	(60,580)	(2,131)	1,635,133	(1,084,614)	550,519	1,783,384	(1,065,880)	717,504
OTHER FIXED ASSETS	685,801	26,622	489,939	(92,513)	(413,557)	1,681	3,662,225	(2,964,252)	697,973	3,546,108	(2,860,307)	685,801
Installations	99,978	4,777	54,641	(30,239)	(17,215)	(202)	316,548	(204,808)	111,740	309,180	(209,202)	99,978
Furniture and equipment	65,990	9,639	71,237	(47,301)	(27,698)	3,824	375,675	(299,984)	75,691	343,470	(277,480)	65,990
EDP systems	426,126	10,135	318,549	(1,711)	(333,281)	(2,622)	2,671,257	(2,254,061)	417,196	2,602,771	(2,176,645)	426,126
Other (Communication, security and transportation)	93,707	2,071	45,512	(13,262)	(35,363)	681	298,745	(205,399)	93,346	290,687	(196,980)	93,707
DEFERRED CHARGES	488,568	21,922	454,295	(43,639)	(182,675)	480	1,105,535	(366,584)	738,951	875,448	(386,880)	488,568
Leasehold improvements	270,309	11,925	139,557	-	(86,252)	(3,375)	498,615	(166,451)	332,164	396,162	(125,853)	270,309
Expenditures on acquisitions of software	216,413	9,997	58,035	(43,639)	(80,220)	7,875	347,446	(178,985)	168,461	470,627	(254,214)	216,413
Other deferred expenditures (2)	1,846	-	256,703	-	(16,203)	(4,020)	259,474	(21,148)	238,326	8,659	(6,813)	1,846
GRAND TOTAL	2,559,792	121,339	963,815	(363,566)	(656,812)	(125)	7,039,893	(4,415,450)	2,624,443	6,872,859	(4,313,067)	2,559,792

(1) Includes amounts pledged in guarantee in voluntary deposits (Note 11b).

(2) Basically includes the amount paid to ABN AMRO Bank N.V. for the acquisition of the international private banking assets of Latin American clients served by its Miami and Montevideo branches.

NOTE 15 - STOCKHOLDERS' EQUITY

a) Shares

On the Extraordinary Stockholders' Meeting held on August 27, 2007, stockholders resolved to split all shares of capital stock. This split was carried out at Stock Exchanges on October 1, 2007. As a consequence, the amount of shares of capital stock increased by 1,221,996,220.

Capital started to comprise 2,443,992,440 book-entry shares with no par value, of which 1,253,000,512 are common and 1,190,991,928 are preferred shares without voting rights, but with tag-along rights, in the event of the public offer of common shares, at a price equal to 80% of the amount paid per share with voting rights in the controlling stake, as well as a dividend at least equal to that of the common shares. Capital stock amounts to R$ 14,254,213 (R$ 14,254,213 at 12/31/2006), of which R$ 10,258,220 (R$ 11,014,605 at 12/31/2006) refers to stockholders domiciled in the country and R$ 3,995,993 (R$ 3,239,608 at 12/31/2006) refers to stockholders domiciled abroad.

The table below shows the change in shares of capital stock and treasury shares during the period.

	NUMBER			Total value
	Common	Preferred	Total	
Shares of capital stock at 12/31/2006	626,500,256	595,495,964	1,221,996,220	
Split of shares – ESM of 08/27/2007	626,500,256	595,495,964	1,221,996,220	
Shares of capital stock at 12/31/2007	1,253,000,512	1,190,991,928	2,443,992,440	
Treasury shares at 12/31/2006 (1)	4,996,723	19,781,140	24,777,863	(1,122,933)
Purchases of shares	136,100	3,241,200	3,377,300	(260,627)
Disposals – stock option plan – until 09/30/2007	-	(4,068,000)	(4,068,000)	180,523
Split of shares – ESM of 08/27/2007	5,132,823	18,954,340	24,087,163	-
Disposals – stock option plan – after 09/30/2007	-	(1,233,060)	(1,233,060)	30,643
Treasury shares at 12/31/2007 (1)	10,265,646	36,675,620	46,941,266	(1,172,394)
Outstanding shares at 12/31/2007	1,242,734,866	1,154,316,308	2,397,051,174	
Outstanding shares at 12/31/2006 (2)	1,243,007,066	1,151,429,648	2,394,436,714	

(1) Own shares purchased under the authorization of the Board of Directors, to be held in Treasury for subsequent cancellation or replacement in the market.

(2) For better comparability, the split of shares was considered based on the balance as of December 31, 2006.

The weighted average of outstanding shares considers the split of shares from 01/01 to 12/31/2006 for purposes of calculating earnings per share.

We detail below the costs of shares repurchased in the period, as well as the average cost of treasury shares and their market price at 12/31/2007:

Cost/Market Value	Common	Preferred
Minimum	31.75	36.75
Weighted average	32.40	38.84
Maximum	32.46	41.56
Total treasury shares		
Average cost	25.42	24.85
Market value	43.00	45.50

b) Dividends

Stockholders are entitled to a mandatory dividend of not less than 25% of annual net income, which is adjusted according to the rules set forth in Brazilian Corporate Law. Both types of shares participate equally, after common shares have received dividends equal to the minimum priority dividend of R$ 0.055 per share to be paid to preferred shares.

The Board of Directors' Meeting of February 12, 2007 resolved:

a) to reestablish the system of monthly advances of Dividends, starting with the payment to be made on 04/02/2007, based on the final share position of 02/28/2007, in replacement of the system of monthly payment of Interest on Capital introduced in January 1997;

b) consequently, as from 04/02/2007, stockholders started to receive monthly dividends in the amount of R$ 0.024 per share (without withholding income tax), instead of Interest on Capital in the amount of R$ 0.024 per share (net of R$ 0.0204 per share, already deducting Income Tax Withheld at Source of 15%, except for immune or exempt corporate stockholders); and.

c) stockholders (individual or corporate), who received Interest on Capital with the deduction of this tax (R$ 0.0204 per share), started to receive Dividends at the amount declared (R$ 0.024 per share), representing an increase of approximately 18%.

As a result of the split of shares (Note 15a), monthly dividends will change from R$ 0.024 per share to R$ 0.012 per share, to be paid from November 1, 2007. Annual minimum priority dividend of R$ 0.055 per share guaranteed to preferred shares changed to R$ 0.0275 per share.

I – Calculation

Net income	7,865,776	
Adjustments:		
(-) Legal reserve	(393,289)	
Dividend calculation basis	7,472,487	
Dividends and interest on capital paid/advanced/provided for	2,544,132	34.0%

II - Payments/Provision of Interest on Capital and Dividends

	Gross	WTS	Net
Paid / Prepaid	715,454	(8,629)	706,825
Interest on capital - 2 monthly installments of R$ 0.012 per share paid in February and March 2007(1)	57,524	(8,629)	48,895
Dividends - 9 monthly installments of R$ 0.012 per share paid from April to December 2007(1)	259,104	-	259,104
Additional dividends - R$ 0.167 per share - paid on 08/27/2007(1)	398,826	-	398,826
Provision for dividends (2)	2,114,161	(276,854)	1,837,307
Dividends - monthly installments of R$ 0.012 per share paid in January 2008	28,760	-	28,760
Additional - R$ 0.870 per share, to be paid until April 30, 2008:			
.. Dividends - R$ 0.100 per share	239,705	-	239,705
... Interest on capital - R$ 0.070 per share, credited on 11/30/2007	167,761	(25,164)	142,597
... Interest on capital - R$ 0.700 per share	1,677,935	(251,690)	1,426,245
Total from 01/01 to 12/31/2007 - R$ 1.0614 net per share	2,829,615	(285,483)	2,544,132
Total from 01/01 to 12/31/2006 - R$ 0.8212 net per share	2,212,162	(289,235)	1,922,927

(1) For better comparability, the split of shares was considered based on the balance as of December 31, 2006 (Note 15a).
(2) Recorded in Other Liabilities – Social and Statutory.

c) Capital and revenue reserves

	12/31/2007	12/31/2006
CAPITAL RESERVES - premium on subscription of shares	**1,290,059**	**1,290,005**
REVENUE RESERVES	**17,295,023**	**12,350,694**
Legal	1,343,715	950,426
Statutory:	15,951,308	11,400,268
- Dividends equalization (1)	5,156,168	4,909,082
- Working capital increase (2)	3,609,807	2,247,905
- Increase in capital of investees (3)	7,185,333	4,243,281

(1) Reserve for Dividends Equalization - its purpose is to guarantee funds for the payment or advances of dividends, including interest on own capital, to maintain the flow of the stockholders' compensation.

(2) Reserve for Working Capital increase – its purpose is to guarantee funds for the Bank's operations.

(3) Reserve for Increase in Capital of Investees – its purpose is to guarantee the preferred subscription right in the capital increases of investees.

d) Reconciliation of net income and stockholders' equity

The difference between the Net Income and Stockholders' Equity of ITAÚ HOLDING and ITAÚ HOLDING CONSOLIDATED (Note 2b) arises from the adoption of different criteria for the amortization of goodwill on purchase of investments, the recording of deferred tax assets and the write-off of unrealized income on intercompany operations, on which related taxes were deferred.

	Net income		Stockholders' equity	
	01/01 to 12/31/2007	01/01 to 12/31/2006	12/31/2007	12/31/2006
ITAÚ HOLDING	**7,865,776**	**6,819,129**	**31,732,368**	**26,935,579**
Amortization of goodwill	849,613	(3,059,703)	(3,794,588)	(4,644,200)
Deferred tax assets	(241,892)	549,394	1,033,858	1,275,751
Unrealized income (loss)	107	107	(2,552)	(2,659)
ITAÚ HOLDING CONSOLIDATED	**8,473,604**	**4,308,927**	**28,969,086**	**23,564,471**

e) Stock Option Plan

This plan aims at involving the officers in the medium and long-term corporate development process. The options are personal and not transferable, and entitle the subscription of one authorized capital share or, at the discretion of the management, one treasury share which is acquired for replacement purposes. Such options may only be granted in years in which there are sufficient profits to distribute mandatory dividends to stockholders and at a quantity that does not exceed the limit of 0.5% of the total shares held by the stockholders at the base date of the year-end balance sheet. The ITAÚ HOLDING Compensation Committee is responsible for defining the total number of shares to be granted, the eligible officers, the number granted to each officer, the validity of the option series, and the "vesting" and "blackout" periods for exercising the options. Options may be granted to eligible employees of Itaú Holding or officers and employees of controlled companies for extraordinary and significant reasons and upon the hiring of highly qualified individuals.

The exercise price of each series is fixed taking into consideration the average stock price at the São Paulo Stock Exchange over the period from one to three months prior to the issuance of options - subject to a positive or negative adjustment of up to 20% - at the option granting date and restated at the IGP-M until the month prior to the option exercise date.

The exercise of stock options, pursuant to the Plan's regulation, resulted in the sale of preferred shares held in treasury thus far. The accounting entries related to the plan are recorded upon the exercise of options, when the amount received from the option exercise price is recorded in Stockholders' Equity.

The dilution percentage of the current stockholders' interest, in the event all granted options not yet exercised, were exercised by the end of the vesting period, would be 0.10% for 2007, 0.34% for 2008, 0.35% for 2009, 0.31% for 2010, 0.35% for 2011 and 0.33% for 2012.

I - Total granted options

Granting		Vesting period until	Exercise period until	Exercise price restated (R$1)	Options			
Nº	Date				Granted	Exercised	Cancelled	Not exercised
Closed series					52,641,360	51,853,360	788,000	-
6th	02/14/00	12/31/2004	12/31/2007	11.37	10,664,000	10,156,000	508,000	-
6th	05/02/05	12/31/2004	12/31/2007	11.37	24,780	24,780	-	-
7th	02/19/01	12/31/2005	12/31/2008	14.74	10,200,000	9,352,000	432,000	416,000
7th	05/02/05	12/31/2005	12/31/2008	14.74	29,800	23,840	-	5,960
8th	03/04/02	12/31/2006	12/31/2009	13.97	180,000	180,000	-	-
8th	03/04/02	12/31/2006	12/31/2009	14.06	10,683,000	7,786,800	507,000	2,389,200
8th	05/02/05	12/31/2006	12/31/2009	14.06	28,120	22,500	-	5,620
9th	03/10/03	12/31/2007	12/31/2010	9.52	270,000	110,000	-	160,000
9th	03/10/03	12/31/2007	12/31/2010	9.52	10,678,000	2,352,500	464,000	7,861,500
9th	01/07/04	12/31/2007	12/31/2010	9.52	125,000	-	-	125,000
9th	05/02/05	12/31/2007	12/31/2010	9.52	22,540	-	18,040	4,500
9th	08/01/05	12/31/2007	12/31/2010	9.52	20,000	-	-	20,000
10th	02/16/04	12/31/2008	12/31/2011	14.39	10,093,900	928,000	570,600	8,595,300
10th	08/01/05	12/31/2008	12/31/2011	14.39	20,000	-	-	20,000
11th	02/21/05	12/31/2009	12/31/2012	20.25	8,032,400	740,000	284,200	7,008,200
11th	08/01/05	12/31/2009	12/31/2012	20.25	20,000	-	-	20,000
11th	08/06/07	12/31/2009	12/31/2012	20.25	8,260	-	-	8,260
12th	02/21/06	12/31/2010	12/31/2013	30.12	8,647,000	48,000	180,000	8,419,000
12th	08/06/07	12/31/2010	12/31/2013	30.12	11,540	-	-	11,540
13th	02/14/07	12/31/2011	12/31/2014	38.36	7,836,200	-	42,800	7,793,400
13th	08/06/07	12/31/2011	12/31/2014	38.36	22,290	-	-	22,290
				Total	130,258,190	83,577,780	3,794,640	42,885,770

II – Change in stock options

	Number	Price (*)
Balance at 12/31/2006	**44,685,380**	**16.29**
Options:		
. Granted	7,878,290	
. Cancelled	(308,840)	
. Exercised	(9,369,060)	
Balance at 12/31/2007	**42,885,770**	**21.91**

(*) Weighted average exercise price.

III – Exercised options in the period (R$1)

Granting	Number of shares	Exercise price (*)	Market value (*)
6th	72,960	11.37	47.11
7th	1,150,300	14.02	39.89
8th	6,761,300	13.37	41.15
9th	804,500	9.13	42.95
10th	258,000	13.74	42.67
11th	322,000	19.51	43.30
Total	**9,369,060**	**13.29**	**41.31**

(*) Weighted average value.

IV - Effect of the option exercise

Amount received for the sale of shares – exercised options	124,508
(-) Cost of treasury shares sold	(211,166)
Effect on sale (*)	(86,658)

(*) Recorded in revenue reserves.

NOTE 16 – RELATED PARTIES

Transactions between related parties are carried out at amounts, terms and average rates in accordance with normal market practices during the period, as well as under reciprocal conditions.

Transactions between companies included in consolidation were eliminated from the consolidated financial statements and take into consideration the lack of risk.

The unconsolidated related parties are the following:

- The parent company ITAÚSA, its controlling companies and non-financial subsidiaries, especially Itautec S.A., Duratex S.A., Elekeiroz S.A. and Itaúsa Empreendimentos S.A.;
- Fundação Itaubanco, FUNBEP – Fundo de Pensão Multipatrocinado and Caixa de Previdência dos Funcionários do BEG (PREBEG), closed-end private pension entities, that administer supplementary retirement plans sponsored by ITAÚ HOLDING and/or its subsidiaries, as described in Note 18a; and
- Fundação Itaú Social and Instituto Itaú Cultural, entities sponsored by ITAÚ HOLDING and subsidiaries to act in their respective areas of interest, as described in Note 21e and 21f.

The transactions with these related parties are not significant in the overall context of ITAÚ HOLDING CONSOLIDATED operations, and besides those already mentioned above, are basically characterized by:

- Bank transactions under normal operations, in unrestricted compliance with the limits imposed by the Brazilian Central Bank (BACEN), such as current accounts, investments in and redemption of securities and the provision of custody/management services;
- Purchase, lease, maintenance and technical assistance of IT equipment from Itautec S.A. and subsidiaries; and
- Rental of real estate from ITAÚSA, Fundação Itaubanco, FUNBEP and PREBEG.

NOTE 17 – MARKET VALUE

The financial statements are prepared in accordance with accounting principles which assume the normal continuity of the operations of ITAÚ HOLDING and its subsidiaries.

The book value of each financial instrument, whether included or not in the balance sheet, when compared to the value that might be obtained in an active market, or in the absence of such market, using the net present value of future cash flows adjusted based on the current market interest, is approximately equal to the market value, or does not have a market quotation available, except for the instruments in the table below:

	BOOK VALUE		MARKET		Unrealized income (loss) (3)			
					Results		Stockholders' equity	
	12/31/2007	12/31/2006	12/31/2007	12/31/2006	12/31/2007	12/31/2006	12/31/2007	12/31/2006
Interbank deposits	14,285,141	10,067,275	14,289,964	10,084,018	4,823	16,743	4,823	16,743
Securities and derivative financial instruments	61,337,514	46,235,776	61,542,599	46,423,124	286,310	390,026	205,085	187,348
Adjustment of available-for-sale securities					59,310	175,160	-	-
Adjustment of held-to-maturity securities					227,000	214,866	205,085	187,348
Loan, lease and other credit operations	107,622,314	76,717,732	107,804,344	76,820,826	182,030	103,094	182,030	103,094
Investments in affiliates								
Redecard S.A.	172,142	-	4,498,597	-	4,326,455	-	4,326,455	-
Serasa S.A.	99,017	-	369,664	-	270,647	-	270,647	-
Bovespa Holding S.A.	58,784	-	973,330	-	914,546	-	914,546	-
Bolsa de Mercadorias & Futuros - BM&F S.A.	20,777	-	519,857	-	499,080	-	499,080	-
BPI	756,383	693,729	1,944,622	2,216,793	1,188,239	1,523,064	1,188,239	1,523,064
Parent company					700,578	897,987	700,578	897,987
Minority stockholders (1)					487,661	625,077	487,661	625,077
Fundings and borrowings (2)	44,522,122	31,884,654	44,498,737	31,864,004	23,385	20,650	23,385	20,650
Securitization of foreign payment orders	1,109,575	1,531,717	1,109,630	1,574,804	(55)	(43,087)	(55)	(43,087)
Subordinated debt (Note 9a)	12,083,125	4,566,390	12,145,905	4,610,518	(62,780)	(44,128)	(62,780)	(44,128)
Treasury shares	1,172,394	1,122,933	2,110,163	1,806,509	-	-	937,769	683,576
Total unrealized					7,632,680	1,966,362	8,489,224	2,447,260

(1) The investment held by minority stockholders does not affect the result of ITAU HOLDING.

(2) Funding are represented by interbank and time deposits and funds from acceptance and issuance of securities.

(3) It does not consider corresponding tax effects.

To obtain the market values for these financial instruments, the following criteria were adopted:

- Interbank investments were determined based on their nominal amounts, monetarily restated to maturity dates and discounted to present value using future market interest rates and swap market rates for fixed-rate securities and using market interest rates for fixed-rate securities published in the Gazeta Mercantil newspaper on January 2, 2008 for floating-rate securities.

- Securities and derivative financial instruments, according to the rules established by Circular Letters 3068 and 3082 of November 8, 2001 and January 30, 2002, respectively, issued by the Central Bank of Brazil (BACEN), are recorded at their market value, except for those classified as Held to Maturity. Government securities allocated in this category have their market value calculated based on the rates obtained in the market, and validated through the comparison with information provided by the National Association of Open Market Institutions (ANDIMA). Private securities included in this category have their market value calculated using a criterion similar to the one adopted for Investments in Interbank Deposits, as described above.

- Loans with maturity over 90 days, when available, were calculated based on their net present value of future cash flows discounted at market interest rates effective on the balance sheet date, taking into account the effects of hedges as well (swap contracts).

- Investments in affiliated companies - in BPI, Redecard S.A., Bovespa Holding S.A. and Bolsa de Mercadorias & Futuros – BM&F S.A. are determined based on stock market quotations, and in Serasa S.A. are determined based on the last transaction prices.

- Time and interbank deposits and funds from acceptance and issuance of securities, when available, were calculated based on their present value determined by future cash flows discounted at future market interest rates and swap market rates for fixed-rate securities, and for floating-rate securities, market interest rates for fixed-rate securities published in the Gazeta Mercantil newspaper on January 2, 2008. The effects of hedges (swap contracts) are also taken into account.

- Securitization of foreign payment orders, based on the net present value of the future cash flows estimated as from the interest curves of the indexation market places, net of the interest rates practiced in the market on the balance sheet date, considering the credit risk of the issuer, calculated based on the market price of other securities issued by the same.

- Subordinated debt, based on the net present value of future fixed or floating cash flows in foreign currency, net of the interest rates practiced in the market on the balance sheet date and considering the credit risk of the issuer. The floating cash flows are estimated as from the interest curves of the indexation market places.

- Treasury shares are valued according to the average quotation available on the last trading day of the month or, if this is not available, according to the most recent quotation on prior trading days, published in the daily bulletin of each Stock Exchange.

NOTE 18 – BENEFITS TO EMPLOYEES

Under the terms of CVM Resolution 371, dated December 13, 2000, we present the policies adopted by ITAÚ HOLDING and its subsidiaries regarding benefits to employees, as well as the accounting procedures adopted:

a) **Supplementary retirement benefits:**
ITAÚ HOLDING and its subsidiary companies sponsor the following supplementary retirement plans:

Entity	Benefit plan
Fundação Itaubanco	Supplementary Retirement Plan – PAC (1) Franprev Benefit Plan – PBF (1) 002 Benefit Plan - PB002 (1) Itaulam Basic Plan – PBI (1) Itaulam Supplementary Plan – PSI (2)
Fundação Bemgeprev	Supplementary Retirement Plan – Flexible Premium Annuity (ACMV) (1)
Funbep Fundo de Pensão Multipatrocinado	Funbep I Benefit Plan (1) Funbep II Benefit Plan (2)
Caixa de Previdência dos Funcionários do Banco Beg - Prebeg	Prebeg Benefit Plan (1)
Citiprevi - Entidade Fechada de Previdência Complementar (Orbitall/Credicard Itaú)	Credicard Retirement Plan (1) Credicard Supplementary Retirement Plan (2)
Itaubank Sociedade de Previdência Privada	Itaubank Retirement Plan (3)

(1) Defined benefit plan.
(2) Variable contribution plan.
(3) Defined contribution plan.

The basic purpose of the defined benefit and variable contribution plans is to grant a benefit that, as a life annuity benefit (in case of FUNBEP, PREBEG, PB002 and Credicard, also as survivorship annuities), will supplement the pension paid by social security. In case of the defined contribution plan, the benefit is calculated based on the contributions made and its payment is made for an established period, which does not require actuarial calculation.
All of these plans are closed to new participants. As regards the new employees hired after the closing, they have the option to participate in a defined contribution plan (PGBL) managed by Itaú Vida e Previdência S.A.

During the period, the contributions paid totaled R$ 38,083 (R$ 36,345 from January 1 to December 31, 2006). The contribution rate increases based on the participant's salary.

b) **Post-employment benefits**
ITAÚ HOLDING subsidiaries do not offer other post-employment benefits, except in those cases arising from maintenance obligations according to the acquisition agreements signed by ITAÚ, under the terms and conditions established, in which health plans are totally or partially sponsored for retired workers and beneficiaries. During the period, the contributions made totaled R$ 6,971 (R$ 8,652 from January 1 to December 31, 2006). The contribution rate increases based on the beneficiary's age.

c) **Net amount of assets and actuarial liabilities of the benefit plan:**
The net assets and actuarial liabilities, which consider the actuarial obligations, calculated in conformity with the criteria established by CVM Resolution 371/2000, are summarized below:

	12/31/2007	12/31/2006
Net assets of the plans	12,583,353	10,599,436
Actuarial liabilities	(9,440,841)	(8,574,690)
Surplus (*)	3,142,512	2,024,746

(*) According to paragraph 49g of the attachment to CVM Resolution 371 of December 13, 2000, the net asset was not recognized.

In addition to the reserves recorded by the plans, the sponsors record provisions in the amount of R$ 27,536 (R$ 29,278 at December 31, 2006) (Note 12c) to cover possible actuarial liabilities.

d) Changes in net assets, actuarial liabilities, and surplus

DESCRIPTION	01/01 to 12/31/2007			01/01 to 12/31/2006		
	Assets	Actuarial liabilities	Surplus	Assets	Actuarial liabilities	Surplus
Present value - beginning of the period	**10,599,436**	**(8,574,690)**	**2,024,746**	**9,178,748**	**(8,035,973)**	**1,142,775**
Expected return on assets/ Cost of current service + interest	1,289,887	(1,104,131)	185,756	1,119,900	(1,012,733)	107,167
Benefits paid	(424,108)	424,108	-	(390,088)	390,088	-
Contributions of sponsors/participants	50,879	-	50,879	56,068	-	56,068
Gains/(losses) in the period (1)(2)	1,067,259	(186,128)	881,131	634,808	83,928	718,736
Present value – end of the period	**12,583,353**	**(9,440,841)**	**3,142,512**	**10,599,436**	**(8,574,690)**	**2,024,746**

(1) The gains in assets correspond to the actual earnings obtained above the expected return rate on assets.

(2) Gains on actuarial liabilities refer to the change of mortality table from GAM-83 to AT-2000.

e) Main assumptions used in actuarial evaluation

Discount rate	10.24% p.a.
Expected return rate on assets	12.32 % p.a.
Mortality table (1)	AT-2000
Turnover (2)	Itaú Exp. 2003/2004
Future salary growth	7.12 % p.a.
Growth of the pension fund and social security benefits	4.00 % p.a.
Inflation	4.00 % p.a.
Actuarial method	Projected Unit Credit (3)

(1) On December 31, 2006, the GAM-83 mortality table was adopted.

(2) The turnover assumption is based on the effective experience of ITAÚ HOLDING, resulting in an average of 1.2% p.a. based on 2003/2004 experience.

(3) Using the Projected Unit Credit method, the mathematical reserve is determined by the current projected benefit amount multiplied by the ratio between the length of service in the company at the assessment date and the length of service that will be reached at the date when the benefit is granted. The cost is determined taking into account the current projected benefit amount distributed over the years that each participant is employed.

NOTE 19 – INFORMATION ON FOREIGN SUBSIDIARIES

	Foreign branches (1)		Banco Itaú Buen Ayre S.A.		Banco Itaú Europa S.A. Consolidated (2)		Itau Bank, Ltd.		Consolidated Chile (3)	Consolidated Uruguay (4)	Other foreign companies (5)		Foreign consolidated (6)	
	12/31/2007	12/31/2006	12/31/2007	12/31/2006	12/31/2007	12/31/2006	12/31/2007	12/31/2006	12/31/2007	12/31/2007	12/31/2007	12/31/2006	12/31/2007	12/31/2006
Assets														
Current and long-term receivables														
Cash and cash equivalents	242,553	170,285	68,295	62,524	284,731	71,407	74,568	62,208	180,859	291,032	176,541	431,042	1,122,007	386,912
Interbank investments	8,239,897	3,097,117	174,453	168	5,031,436	3,699,098	1,535,684	2,651,263	29,805	466,443	67,304	208,478	12,645,825	7,045,100
Securities	9,585,597	10,932,561	89,250	220,439	1,587,519	2,033,059	1,682,034	1,338,119	1,073,070	64,624	567,391	65,715	14,209,352	14,256,590
Loan, lease and other credit operations	4,711,035	4,369,182	1,230,899	815,215	3,366,921	2,194,378	263,373	2,936	6,307,395	1,044,709	364,994	-	16,848,912	7,374,521
Prepaid expenses	17,030	24,736	860	1,493	20,042	20,343	4	6	26,496	8,746	31	1,586	73,229	48,215
Other assets	715,834	581,576	332,772	298,187	148,183	119,892	280,732	342,235	464,473	88,989	239,987	62,019	2,088,832	1,388,280
Permanent assets														
Investments	-	484,461	5,315	6,578	596,435	598,296	319,564	79,483	840	35	2,787,290	2,772,502	764,215	700,926
Fixed assets and deferred charges	8,179	6,593	35,444	37,084	253,845	14,866	-	2,166	136,409	20,283	4,605	4,084	458,766	63,083
Total	23,490,125	19,666,511	1,937,288	1,441,688	11,289,112	8,751,339	4,125,959	4,478,416	8,219,347	1,984,861	4,208,143	3,545,426	48,211,138	31,263,627
Liabilities														
Current and long-term liabilities														
Deposits	4,996,805	3,474,307	1,600,570	1,129,923	6,212,404	4,122,287	1,540,318	2,117,568	5,213,137	1,417,778	-	-	18,121,402	8,135,584
Demand deposits	1,047,579	1,045,378	292,427	318,977	1,129,642	413,344	200,611	73,304	946,120	751,530	-	-	3,653,517	1,087,354
Savings deposits	-	-	324,925	305,950	-	-	-	-	-	399,163	-	-	724,089	305,950
Interbank deposits	27,050	8,341	43,073	21,941	1,003,182	1,872,271	526,399	969,304	-	30,397	-	-	1,291,116	2,275,296
Time deposits	3,922,176	2,420,588	940,145	483,055	4,079,580	1,836,672	813,308	1,074,960	4,267,017	236,688	-	-	12,452,680	4,466,984
Deposits received under securities repurchase agreements	848,762	3,396,846	-	-	160,190	175,847	384,040	91,666	194,132	-	292,419	-	1,433,400	3,473,851
Funds from acceptance and issuance of securities	1,117,957	787,934	-	-	2,049,914	2,571,701	63,203	95,623	906,993	-	-	-	4,134,278	3,387,819
Borrowings	7,803,446	3,729,865	62,874	10,036	1,002,395	564,768	4,570	5,771	710,995	6,447	-	10	9,569,246	4,011,891
Derivative financial instruments	926,498	634,120	-	-	64,146	30,633	164,236	42,081	127,405	-	53,726	8,461	1,169,475	670,183
Other liabilities	2,034,959	2,677,683	92,193	83,343	682,913	40,289	788,188	923,854	273,928	343,059	79,067	72,487	3,701,794	3,733,123
Deferred income	5,652	9,441	-	-	7,694	5,569	613	6	227	-	402	438	14,587	15,454
Minority interest in subsidiaries	-	-	-	-	37	107	-	-	83	14	106	145	20,686	90,942
Stockholders' equity														
Capital and reserves	5,542,264	4,590,963	175,643	207,311	1,116,926	1,124,825	1,172,024	1,215,843	695,314	169,000	3,492,957	3,206,092	9,488,274	7,175,511
Net income	213,782	365,352	6,008	11,075	(7,507)	115,313	8,767	(13,996)	97,133	48,563	289,466	257,793	557,996	569,269
Total	23,490,125	19,666,511	1,937,288	1,441,688	11,289,112	8,751,339	4,125,959	4,478,416	8,219,347	1,984,861	4,208,143	3,545,426	48,211,138	31,263,627

(1) *Banco Itaú S.A. - Grand Cayman, New York and Tokyo branches, Banco Itaú-BBA S.A. - Nassau Branch, Banco Itaú-BBA S.A. – Uruguay branch, Banco Itaú Holding Financeira S. A. - Grand Cayman branch and Banco Itaubank S.A. - Nassau branch.*

(2) *Banco Itaú Europa, S.A, BIE - Bank & Trust, Ltd., Banco Itaú Europa Luxembourg S.A., Banco Itaú Europa Fund Management Company, S.A., BIEL Fund Management Company S.A., BIE Cayman, Ltd., and only on December 31, 2007, Banco Itaú Europa International and Bie Bank & Trust Bahamas Ltd.*

(3) *Itaú Chile Holdings, Inc., BICSA Holdings LTD., Banco Itaú Chile S.A., Itaú Chile Inversiones, Servicios Y Administración S.A., Itaú Chile Corredor de Bolsa Ltda., Itaú Chile Corredora de Seguros Ltda., Itaú Chile Administradora General de Fondos S.A., Itaú Chile Securitizadora S.A. and Recuperadora de Créditos Ltda.*

(4) *ACO Ltda., Banco Itaú Uruguay S.A., Itaú Uruguay Directo S.A., OCA Casa Financiera S.A. and OCA S.A.*

(5) *Afinco Americas Madeira, SGPS, Soc. Unipessoal Ltda., BFB Overseas N.V., BFB Overseas Cayman, Ltd., Itaú Asset Management S. A. Sociedad Gerente de Fondos Comunes de Inversión, Itaú Europa, SGPS, Lda., Itaúsa Portugal - SGPS, S.A., Zux Cayman Company Ltd., Zux SGPS, Lda, BIEL Holdings AG, IPI - Itaúsa Portugal Investimentos, SGPS Lda., Itaú Europa Luxembourg Advisory Holding Company S.A.,Itaúsa Europa - Investimentos, SGPS, Lda, Agate SàRL, ITB Holding Ltd., Topaz Holding Ltd., Itaú USA Inc, Jasper International Investment LLC, Itauinv - Itaú International Investment LLC, ITrust Servicios Financieros S.A., Albarus S.A., Banco Del Paraná S. A., Amethyst Holding Ltd., Garnet Corporation, Zircon Corporation, Spinel Corporation, Tanzanite Corporation, Itaú Sociedad de Bolsa S.A., Perobe Ltd., Mundostar S.A., Karen International Ltd., Nevada Woods S.A. , AKBAR - Marketing e Serviços, Lda (only on December 31, 2006), Itaú Asia Limited (only on December 31, 2007), Ubero Trading International Ltd and Itaú Securities, Inc.*

(6) *Information on foreign consolidated presents balances net of eliminations from consolidation.*

NOTE 20 – RISK MANAGEMENT

Risk management is considered an essential tool for optimizing the use of capital and selecting the best business opportunities, in order to obtain the best risk and return ratio for its stockholders, being performed by ITAÚ HOLDING through its Management Committees. The strategic management is centralized in a committee responsible for releasing general policies and the consolidated risk assessment, whereas the tactical management is carried out by committees specific to each type of risk that establish parameters to be followed by the business areas, which in turn are monitored independently by the control area.

This process is continuous, permanently reviewed and supports the Group's strategies.

Further details on the risk control process can be found on the website (http://www.itauri.com.br), in the following route: Corporate Governance/Risk Management.

I - Market Risk

This is the risk associated with the probability that a variation in the value of assets and liabilities, caused by uncertainties about changes in prices and market rates, incurs losses for the company.

The risk control process starts with the setting of limits, approved by the Financial Risk Management Committee, responsible for the market risk management, based on the risk appetite and financial capacity of each main unit. These limits are informed to the risk control areas of the business units that carry out the daily activities of risk management and periodically provide information to the consolidated risk control area, which monitors the scope, accuracy and quality of controls. The risk control cycle is completed with the disclosure of the consolidation of market risks to the Committee.

The risk assessment process quantifies the exposure to and the appetite for risk using the risk limits based on statistical criteria (VaR Statistical: level of confidence at 99% - is a statistical measure that estimates the expected potential maximum economic loss under regular market conditions, taking into consideration the time period and confidence level), Stress simulations (VaR Stress – is a measure that estimates the loss under extreme market conditions based on stress scenarios) and economic capital.

The transactions of commercial bank activities and strategic positions are managed using assessments of economic risk and simulations of accounting exposures. Directional trading operations (operations aimed at finding the best market options, in order to take advantage of imperfections in the definition of prices and rates, in relation to the company's expectations), performed by proprietary desks, are mainly controlled by VaR Stress measures and loss prevention limits.

The limits and exposure to market risks are relatively low as compared to the company's stockholders' equity, according to the diversified management of risks. In December 2007 the Total Global VaR amounted to R$ 118.2 million (in September 2006 it amounted to R$ 130.5 million).

In the second half of 2007, BACEN introduced a series of changes to the criteria for allocating capital for market risks, some of them already in force and others that will be enforced only in July 2008. The impact caused by the implemented changes in relation to the previous situation produced a significant reduction in the allocated economic capital.

The rules that will enter into effect from July 2008 will not significantly change the capital already allocated in ITAÚ HOLDING.

II - Credit Risk

This is the risk of a debtor or borrower failing to fulfill the financial obligations of any agreement with the organization, or alternatively, failing to fulfill any agreed-upon provisions.

ITAÚ HOLDING establishes its credit policy based on internal and external factors related to the domestic and foreign economic environment. Among the internal factors, we highlight the client rating criteria and the portfolio development analysis, the registered default levels, the incurred return rates and margins, the portfolio quality and the allocated economic capital.

ITAÚ HOLDING's management is performed with the objective of maximizing the risk and return ratio of its assets, maintaining the credit portfolio quality at levels appropriate to the market niches in which it is operating. The strategy is aimed at creating value to its stockholders at levels higher than the minimum return value adjusted to risk.

ITAÚ HOLDING's centralized process for making decisions and establishing a credit policy consists of coordination mechanisms necessary for guaranteeing the synchrony of credit actions and optimizing business opportunities. In retail, decisions are taken based on scoring models that are continuously followed up by evaluating the result of their application in groups to which credits were granted. In wholesale, the several committees are subordinated to the Management Committee, responsible for the credit risk management based on a structure of approval levels that ensures the detailed observation of transaction risk, as well as the necessary timing and flexibility in its approval.

The set of exposures, probabilities of default and the expected recovery of transactions are included in a capital model that calculates for extreme situations the Group's capital requirement at a safety level of 99.99%.

Analogous to what is observed in Market Risk, BACEN's new capital allocation rules are being put into practice. The simulations with current portfolios indicate a small decrease in the allocated capital for credit risk from June 2008, as compared to the amount required according to the rule in force.

III- Operational Risk

It is defined as the possibility of occurring losses resulting from flaw, deficiency or inadequacy of internal processes, people and systems, or external events.

The increasing sophistication of banking business environment and the development of technology make the risk profiles of organizations more complex, clearly outlining the operational risk class, which management is not a new practice, but requires now a specific structure, different from those traditionally adopted for credit and market risks.

In line with the principles of CMN Resolution 3,380, of June 29, 2006, ITAÚ HOLDING formulated a policy on operational risk management, approved by its Audit Committee and ratified by its Board of Directors, to be followed by its local and foreign subsidiaries.

This policy comprises a set of principles, procedures and tools to enable the company to make permanent adjustments to management in view of the nature and complexity of products, services, activities, processes and systems.

The structure formalized in this policy establishes procedures for the identification, assessment, monitoring, control, mitigation and communications related to operational risks, and the roles and responsibilities of the bodies that participate in this structure.

The description of the structure for the operational risk management is available on the website (http://www.itauri.com.br), in the route: Corporate Governance/ Rules and Policies/Policy on Operational Risk Management.

IV- Liquidity Risk

It is the risk of the company not having sufficient liquidity to meet its financial obligations, as a result of the mismatching of terms or volumes between scheduled receipts and payments.

For managing cash liquidity in local and foreign currency, the company makes assumptions about future disbursements and receipts, based on statistical and economic and financial models, daily monitored by the control and liquidity management areas.

The setting of limits for minimum cash and liability concentration, approved by the Management Committee, responsible for managing liquidity risk enables the taking of previous actions to guarantee comfortable and profitable cash.

V - Subscription Risk

It is the risk of variation in actuarial assumptions used in insurance, pension plan and capitalization products, arising from changes in expectations, that cause changes in the reserves required for such products.

Analogous to Basel II, the International Association of Insurance Supervisors (IAIS) instructs that insurance companies should have a risk management system to supplement the system of minimum capital and solvency margin.

In Brazil, following the worldwide trend towards the strengthening of the insurance market, SUSEP issued the CNSP Resolutions 155 and 158, of December 26, 2006, which change the rules about allocation of capital from subscription risk for several insurance segments and also the criteria for the actions to be taken by the regulatory body in relation to a possible insufficiency of capital for insurance companies, in effect from January 2008.

In December 2007, SUSEP edited CNSP Resolution 178 and SUSEP Circular Letter 355, amending Resolutions 155 and 158, increasing the term for adjusting the minimum capital from three to four years and setting progressive percentages for the paying up of capital for adjustment purposes. Moreover, it updated the risk factors and matrices of correlation of subscription risks, which resulted in a lower allocated capital as compared to former parameters.

In anticipation of this resolution, ITAÚ HOLDING has used internal models for managing its insurance operations since 2006. From the beginning of 2007, the figures related to several segments started to be periodically divulged to the company's executives. The extent of internal models reaches beyond the segments required by the regulatory body, practically including the whole universe of insurance-related products.

VII – Convergence of Basel II and the Internal Models of ITAÚ HOLDING

In view of the historical database established for statistical treatment and improvement of internal models related to the determination of risk assessments, ITAÚ HOLDING improved its management processes, creating condition for allocating capital to several business types.

At the same time, ITAÚ HOLDING keeps making efforts to fully comply with the requirements of the New Basel Capital Accord. The internal models already used in the management of different risk types (credit, market, operational and subscription) are aligned with the concepts included in the Accord.

NOTE 21 – ADDITIONAL INFORMATION

a) **Insurance policy** - ITAÚ HOLDING and its subsidiaries, despite the low risk exposure due to a physical non-concentration of their assets, have the policy to insure their securities and assets at amounts considered sufficient to cover possible claims.

b) **Foreign currency**

The balances in reais linked to foreign currency were:

	12/31/2007	12/31/2006
Permanent foreign investments	10,046,270	8,708,247
Net amount of other assets and liabilities indexed to foreign currency, including derivatives	(14,940,913)	(11,450,341)
Net foreign exchange position (*)	**(4,894,643)**	**(2,742,094)**

(*) If the participation of other stockholders in Banco Itaú Europa S.A. were not considered, the net foreign exchange position would amount to R$ (5,738,909), (R$ (3,467,726) at 12/31/2006).

The net foreign exchange position, considering the tax effects on the net balance of other assets and liabilities indexed to foreign currency, reflects the low exposure to exchange variations.

c) **Investment funds and managed portfolios** - ITAÚ HOLDING, through its subsidiaries, manages the following types of investment funds: privatization, fixed income, shares, open portfolio shares, investment clubs, customer portfolios and Group portfolios, domestic and foreign, classified in memorandum accounts, distributed as follows:

	Amount		Amount (1)		Number of funds	
	12/31/2007	12/31/2006	12/31/2007	12/31/2006	12/31/2007	12/31/2006
Investment funds	**182,551,630**	**167,865,918**	**182,551,630**	**167,865,918**	**1,182**	**991**
Fixed income	161,157,288	156,491,834	161,157,288	156,491,834	1,038	878
Shares	21,394,342	11,374,084	21,394,342	11,374,084	144	113
Managed portfolios	**78,151,026**	**52,035,678**	**34,825,463**	**11,942,324**	**10,587**	**4,182**
Customers (2)	50,691,608	31,912,845	21,220,417	6,571,776	10,539	4,133
Itaú Group	27,459,418	20,122,833	13,605,046	5,370,548	48	49
TOTAL	**260,702,656**	**219,901,596**	**217,377,093**	**179,808,242**	**11,769**	**5,173**

(1) It refers to the distribution after elimination of double-counting of managed portfolios in investment funds.

(2) At December 31, 2007 the Company recorded R$ 2,929,843 related to consolidation of 3,713 managed portfolios arising from the acquisition of operations from BBI, BBT (Note 2a) and ABN AMRO Bank N.V. (Note 14b).

d) **Funds of consortia**

	12/31/2007	12/31/2006
Monthly estimated of installments receivable from participants	27,736	31,489
Group liabilities by installments	1,195,562	1,195,769
Participants – assets to be delivered	1,040,280	1,035,897
Funds available for participants	219,170	195,413
(In units)		
Number of managed groups	723	835
Number of current participants	97,894	109,440
Number of assets to be delivered to participants	39,382	43,172

e) **Fundação Itaú Social** – ITAÚ HOLDING and its subsidiaries are the main sponsors of Fundação Itaú Social, the objectives of which are: 1) managing the "Itaú Social Program", which aims at coordinating the organization's role in projects of interest to the community by supporting or developing social, scientific and cultural projects, mainly in the elementary education and health areas; 2) supporting projects or initiatives in progress, supported or sponsored by entities qualified to work in the "Itaú Social Program"; and 3) providing food and other similar benefits to the employees of ITAÚ HOLDING and other companies of the group.

Donations made by the consolidated companies totaled R$ 51,978 in the period, of which R$ 50,000 were assigned to the Foundation's social net assets, which totaled R$ 525,828 at December 31, 2007. The income arising from its investments will be used to achieve the Foundation's social purposes.

f) **Instituto Itaú Cultural – IIC** - ITAÚ HOLDING and its subsidiaries are supporters of Instituto Itaú Cultural - IIC, an entity formed to grant incentives, promote and preserve Brazil's cultural heritage. During the period, the consolidated companies donated to IIC the amount of R$ 28,500 (R$ 21,560 from January 1 to December 31, 2006).

g) Minority interests in subsidiaries

	Stockholders' equity		Result	
	12/31/2007	12/31/2006	01/01 to 12/31/2007	01/01 to 12/31/2006
Itau Bank, Ltd. (1)	707,842	-	-	-
Banco Itaú Europa S.A.(2)	807,288	778,451	93,934	(51,324)
Itaú BBA Participações S.A. (Note 14a I)	232,020	204,251	(40,340)	(25,315)
Itaú XL Seguros Corporativos S.A.	102,085	93,936	(14,451)	(9,133)
Miravalles Empreendimentos e Participações S.A. (3)	90,900	62,077	31,516	56,341
Três "B" Empreendimentos e Participações Ltda. (4)	64,549	57,115	(9,662)	(8,535)
Itaú Gestão de Ativos S.A. (5)	60,952	59,609	(1,565)	(2,629)
Investimentos Bemge S.A. (6)	15,894	15,112	(1,754)	(2,190)
Kinea Investimentos S.A. (7)	2,165	-	835	-
Other	36,806	24,174	(3,602)	(2,338)
Total	**2,120,501**	**1,294,725**	**54,911**	**(45,123)**

(1) Represented by redeemable preferred shares.

- *Issued on December 31, 2002 by Itau Bank Ltd., in the amount of US$ 393,072 thousand, with maturity on March 31, 2015 and semiannual dividends calculated based on LIBOR rate plus 1.25% p.a..*
- *Up to March 31, 2007 it was recorded in Other Liabilities – Subordinated Debt (Note 9g).*

(2) From 01/01 to 12/31/2007, it comprises goodwill amortization related to acquisition of BBI and BBT and acquisition of BPI's shares in the amount of R$ 102,112 (R$ 47,201 from 01/01 to 12/31/2006).

(3) Parent company of Financeira Itaú CBD S.A. Crédito, Financiamento e Investimento.

(4) Indirect subsidiary of Cia. Itaú de Capitalização.

(5) Indirect subsidiary of Itaú Vida e Previdência S.A..

(6) Indirect subsidiary of Banco Itaucard S.A..

(7) Indirect subsidiary of Banco ItauBank S.A..

h) Effects of nonrecurring items

	01/01 to 12/31/2007
Sale of investments (Note 12i)	2,762,238
Serasa S.A.	742,523
Redecard S.A.	1,544,439
Bovespa Holding S.A.	248,453
Bolsa de Mercadorias & Futuros - BM&F S.A.	226,823
(-) Tax effects of sale of investments	(904,647)
Subtotal	**1,857,591**
Provision in Excess of Allowance for loan losses (Note 7c)	(400,000)
Provision for Contingencies - Economic Plans (Note 12h)	(312,455)
Escrow accounts and commitments related to acquired investments	(124,149)
Income from sale of the former head office of Banco ItauBank S.A. (Note 12i)	114,321
Amortization of goodwill (Note 12h)	(85,963)
Other nonrecurring events	591
(-) Tax effects	244,707
Total	**1,294,643**

	01/01 to 12/31/2006
Amortization of goodwill - BKB (Note 12h)	(3,111,934)
Operation in Brazil	(2,597,837)
Operation in Chile and Uruguay	(514,097)
(-) Tax effects of amortization of goodwill - BKB	929,533
Subtotal	**(2,182,401)**
Net income of BKB Brazil in the period from May 1, 2006 to September 30, 20(	144,569
Net income of BKB Chile and Uruguay in the period from May 1, 2006 to Dece	66,967
Adjustments to ITAÚ HOLDING's criteria arising from acquisition of BKB (1)	(200,607)
Total effects of acquisition of BKB	**(2,171,472)** (2)
Reversal of additional provision - securities	370,000
Sale of Credicard brand (Note 12i)	269,519
Recognition of Allowance for loan losses (Note 7c)	(202,935)
Restatement of escrow deposits and corresponding liabilities (Note 11c)	169,030
Amortization of goodwill – Other (Note 12h)	(142,859)
Other nonrecurring events	145,587
(-) Tax effects	(322,828)
Total	**(1,885,958)**

(1) Refers basically to adjustment standardization of credit risks classification.

(2) In December 2006 only the effects of acquisition of BKB were disclosed. For purposes of better comparison to the year 2007, these were supplemented by the other nonrecurring effects, as divulged in the 2006

i) **Profit sharing – Employees – Law 10,101 of December 19, 2000 –** In accordance with the conditions approved in the collective bargaining, the amounts were assigned to profit sharing of employees, as follows:

	01/01 to 12/31/2007	01/01 to 12/31/2006
Profit sharing amount	936,472	788,552
Tax effects	(320,471)	(271,510)
Total, net tax effects	**616,001**	**517,042**

j) Subsequent event

I - Law 11,638 – On December 28, 2007, Law 11,638 was approved in order to amend and revoke some provisions of Law 6,404, of December 15, 1976, and Law 6,385, of December 7, 1976 in connection with accounting practices, preparation and disclosure of financial statements.

Article 9 of this Law sets forth that it will come into effect on the first day of the year subsequent to its publication. Accordingly, the amendments set forth in this law shall give rise to effects on the financial statements for the years ending January 1, 2008, and some of these amendments are awaiting regulation by BACEN, SUSEP and CVM, and from should be in conformity with international accounting standards. Accordingly, ITAÚ HOLDING understands that nowadays it is not currently possible to determine the impacts of the adoption of this law.

Among the major amendments set forth by this law, ITAU HOLDING already adopts the presentation of the Statements of Cash Flows and Added Value (Note 21k), and the criteria for classification and valuation of financial instruments at market price (Notes 4b and 6).

We highlight below the major amendments awaiting regulation:

- Creation of the subgroup "Intangible assets" in Permanent Assets, in order to classify any rights whose subjects are intangible assets intended for maintenance of the company or which are exercised for such purpose, including acquired goodwill. Fixed assets will now include assets arising from operations that transfer to the company any benefits, risks and controls of these assets, and deferred charges will now include preoperating expenses and restructuring expenses;

- Creation of subgroup "Asset valuation adjustments" in Stockholders' equity, with the purpose of classifying any contra-entries to increases or decreases in the amounts assigned to asset and liability elements, in view of its valuation at market price;

- Adjustment to present value of long-term asset and liability balances, with the other operations being adjusted when any significant effect arises;

- Periodic analysis on recovery of amounts recorded in fixed assets, intangible assets and deferred charges;

- In take-over, merger and spin-off operations, carried out between independent parties and related to the effective transfer of control, the assets and liabilities of the company to be taken over or arising from the merger of spin-off will be recorded at their market value;

- Change in treatment of tax incentives that will now pass through results, with optional allocation to Revenue Reserve - Reserve for tax incentives and excluded from the mandatory dividend calculation basis.

We highlight that ITAÚ annually releases its 20-F report containing the financial statements prepared in accordance with the USGAAP, which are more similar to the International Financial Reporting Standards (IFRS) than the Brazilian accounting practices in force before the enactment of Law 11,638. Moreover, at the last quarter of 2007, we released the reconciliation of stockholders' equity and net income as of December 31, 2006 between the Brazilian accounting practices and the IFRS, describing their main differences. Considering that this law aims at the convergence of the Brazilian accounting practices and the IFRS, both reports are parameters of the effects of Law 11,638.

II - Social Contribution on Net Income (CSLL) – Provisional Measure 413, of January 3, 2008, increased the CSLL rate from 9% to 15% for financial and financial-equivalent companies, as from May 1, 2008, which will generate an increase in CSLL expenses arising from that date, as well as an increase in tax credits on assets proportionally to the rate increase.

k) Statement of Cash Flows and Statement of Added Value

We present below the Statement of Cash Flows, Consolidated and Individual, prepared by the Indirect Method, and the Statement of Added Value, not required by the Brazilian accounting practices and the Brazilian Central Bank at 12/31/2007, which were prepared in conformity with the structure of the Accounting Chart for Institutions of the National Financial System - COSIF. As from September 2007, in the Statement of Cash Flows, funding was transferred from the financing activity, aiming at concentrating the whole financial intermediation activity as operational

I - Statement of Cash Flows - ITAÚ HOLDING CONSOLIDATED

	01/01 to 12/31/2007	01/01 to 12/31/2006
Adjusted net income	**18,424,019**	**15,018,008**
Net income	8,473,604	4,308,927
Adjusted net income	9,950,415	10,709,081
Adjustment to market value of securities in derivative financial instruments (assets/liabilities)	(81,225)	(441,939)
Allowance for loan losses	6,563,386	6,447,640
Results from operations with subordinated debt	794,359	272,627
Results from securitization of foreign payment orders	(192,077)	(47,445)
Change in technical provisions for insurance, pension plan and capitalization	3,458,263	3,226,568
Depreciation and amortization	656,812	659,859
Goodwill amortization	-	3,111,934
Adjustment to legal liabilities - tax and social security	958,607	509,178
Adjustment to provision for contingent liabilities	304,709	(287,388)
Deferred taxes	1,724,353	(949,671)
Equity in earnings of affiliates	(219,563)	(294,367)
Income from available-for-sale securities	(1,012,820)	(1,150,857)
Income from held-to-maturity securities	(33,859)	(71,314)
Minority interest	(54,911)	45,123
(Income) loss from disposal of assets (Note 12i)	(114,321)	-
(Gain) loss from disposal of investments (Note 12i)	(2,762,238)	(269,519)
Other	(39,060)	(51,348)
Changes in assets and liabilities	**(22,097,672)**	**(11,108,286)**
(Increase) decrease in interbank investments	(24,121,799)	(8,532,178)
(Increase) Decrease in securities and derivative financial instruments (Assets/Liabilities)	(9,329,199)	(10,261,584)
(Increase) Decrease in compulsory deposits with Central Bank of Brazil	(2,096,160)	(1,810,378)
(Increase) Decrease in interbank and interbranch accounts (Assets/Liabilities)	(372,652)	1,071,866
(Increase) Decrease in loan, lease and other credit operations	(30,350,982)	(26,636,979)
(Increase) Decrease on other receivables and other assets	(5,663,816)	(3,172,706)
(Increase) Decrease foreign exchange portfolio and negotiation and intermediation of securities(Asses/Liabilities)	502,730	505,029
Increase (Decrease) in deposits	12,748,401	10,653,139
Increase (Decrease) in deposits received under securities repurchase agreements	25,388,410	17,314,058
Increase (Decrease) in funds for issuance of securities	829,718	2,580,628
Increase (Decrease) in loans and onlendings	5,493,049	1,360,794
(Decrease) Increase in technical provisions for insurance, pension plan and capitalization	1,337,385	1,170,349
Increase (Decrease) in credit card operations	1,828,092	1,573,699
Increase (Decrease) in securitization of foreign payment orders	(230,065)	293,827
(Decrease) Increase in other liabilities	1,946,859	2,771,975
(Decrease) Increase in deferred income	(7,643)	10,175
OPERATING ACTIVITIES – Net cash provided by (used in)	**(3,673,653)**	**3,909,722**
Interest on capital/Dividends received from affiliates	60,506	45,892
Funds received from interest and sale redemption of available-for-sale securities	11,849,909	11,311,123
Funds received from interest and sale redemption of held-to-maturity securities	207,220	409,254
Disposal of assets not for own use	81,688	62,809
Sale of investments	2,800,823	35,107
Disposal of fixed assets	434,248	38,082
Purchase of available-for-sale securities	(14,257,340)	(13,295,255)
Purchase of held-to-maturity securities	-	(10,073)
Purchase of assets not for own use	(36,905)	(82,293)
Purchase of investments	(76,146)	(974,019)
Goodwill on acquisition of BKB	-	(3,111,934)
Purchase of fixed assets for use	(538,850)	(801,448)
Deferred charges	(445,669)	(353,338)
INVESTMENT ACTIVITIES – Net cash provided by (used in)	**79,484**	**(6,726,093)**
Increase (Decrease) in subordinated debt	6,722,376	(290,658)
Change in minority interest	184,255	114,550
Capital increase with shares	-	5,954,213
Granting of stock options	124,508	129,251
Purchase of treasury shares	(260,627)	(36,580)
Interest on capital paid	(2,279,831)	(1,747,600)
FINANCING ACTIVITIES – Net cash provided by (used in)	**4,490,681**	**4,123,176**
INCREASE/(DECREASE) IN CASH AND CASH EQUIVALENTS, NET	**896,512**	**1,306,805**
At the beginning of the period	3,391,367	2,084,562
At the end of the period	4,287,879	3,391,367

II - Statement of Cash Flows - ITAÚ HOLDING

	2°nd Half of 2007	01/01 to 12/31/2007	01/01 to 12/31/2006
Adjusted Net income (loss)	**(56,357)**	**(11,148)**	**(101,059)**
Net income	4,225,995	7,865,776	6,819,129
Adjustments to net income	(4,282,352)	(7,876,924)	(6,920,188)
Deferred taxes	325,020	457,724	(214,619)
Equity in earnings of affiliates	(4,633,169)	(8,386,242)	(6,705,691)
Amortization of goodwill	25,707	51,412	-
Other	90	182	122
Changes in assets and liabilities	**(520,927)**	**(780,293)**	**(467,455)**
(Increase) Decrease in interbank investments	521,937	(104,392)	86,290
(Increase) Decrease in securities and derivative financial instruments (assets/liabilities)	(18,776)	(83,440)	75,364
(Increase) Decrease in other receivables and other assets	(1,077,276)	(547,968)	(545,325)
Increase (Decrease) in other liabilities	53,188	(44,493)	(83,784)
OPERATING ACTIVITIES – Net cash provided by (used in)	**(577,284)**	**(791,441)**	**(568,514)**
Interest on capital/Dividends received	1,373,889	3,207,688	2,342,354
(Purchase)/ Disposal of investments	-	16	(6,073,079)
Purchase of fixed assets for use/Deferred charges	(96)	(289)	(216)
INVESTMENT ACTIVITIES – Net cash provided by (used in)	**1,373,793**	**3,207,415**	**(3,730,941)**
Capital increase with shares	-	-	5,954,213
Granting of stock options	26,463	124,508	129,251
Purchase of treasury shares	(251,808)	(260,627)	(36,580)
Interest on capital paid	(571,540)	(2,279,831)	(1,747,600)
FINANCING ACTIVITIES – Net cash provided by (used in)	**(796,885)**	**(2,415,950)**	**4,299,284**
INCREASE/(DECREASE) IN CASH AND CASH EQUIVALENTS, NET	**(376)**	**24**	**(171)**
At the beginning of the period	510	110	281
At the end of the period	134	134	110

III- Consolidated Statement of Added Value - ITAÚ HOLDING CONSOLIDATED

	01/01 to 12/31/2007	Share %	01/01 to 12/31/2006	Share %
Income from financial operations (a)	15,476,486	-	12,529,696	-
Result from operations with insurance, pension plan and capitalization (b)	1,218,943	-	1,126,390	-
Other operating revenues/expenses (c)	5,278,756	-	(46,616)	-
Added value (d = a + b + c)	**21,974,185**	**-**	**13,609,470**	**-**
Compensation of employees (e) (*)	5,800,799	26.4	5,109,247	37.5
Payment of taxes and contributions (f)	7,754,693	35.3	4,146,173	30.5
Amount distributed to stockholders (g)	2,829,615	12.9	2,228,106	16.4
Reinvestment of profits (h)	5,589,078	25.4	2,125,944	15.6
Distribution of added value (i = e + f + g + h)	**21,974,185**	**100.0**	**13,609,470**	**100.0**

(*) Does not included social security contributions.

Report of Independent Auditors

To the Board of Directors and Stockholders
Banco Itaú Holding Financeira S.A.

1 We have audited the accompanying balance sheets of Banco Itaú Holding Financeira S.A. (Bank) and of Banco Itaú Holding Financeira S.A. and its subsidiaries (Consolidated) as of December 31, 2007 and 2006. These financial statements are the responsibility of the Bank's management. Our responsibility is to express an opinion on these financial statements.

2 We conducted our audits in accordance with approved Brazilian auditing standards, which require that we perform the audit to obtain reasonable assurance about whether the financial statements are fairly presented in all material respects. Accordingly, our work included, among other procedures: (a) planning our audit taking into consideration the significance of balances, the volume of transactions and the accounting and internal control systems of the Bank and its subsidiaries, (b) examining, on a test basis, evidence and records supporting the amounts and disclosures in the financial statements, and (c) assessing the accounting practices used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

3 In our opinion, the financial statements audited by us present fairly, in all material respects, the financial position of Banco Itaú Holding Financeira S.A. (Bank) and of Banco Itaú Holding Financeira S.A. and its subsidiaries (Consolidated) at December 31, 2007 and 2006, and the results of operations, the changes in stockholders' equity and the changes in financial position for the years then ended and for the six-month period ended December 31, 2007 of the Bank, as well as the consolidated results of operations and of changes in financial position for the years then ended, in accordance with accounting practices adopted in Brazil.

São Paulo, February 11, 2008

PricewaterhouseCoopers
Auditores Independentes
CRC 2SP000160/O-5

Emerson Laerte da Silva
Contador CRC 1SP171089/O-3

SUMMARY OF THE AUDIT COMMITTEE REPORT

Introduction

According to its Charter (available on website http://www.itau.com.br – Investor Relations), the Committee is responsible for the quality and integrity of the financial statements of the Itaú Financial Conglomerate, for the compliance with legal and regulatory requirements, for the activities, independence and quality of the services rendered by both independent and internal auditors, and the quality and effectiveness of the internal controls and risk management systems of the Group. The assessments made by the Committee are based on information received from management, external auditors, internal auditors, those responsible for risk management and internal controls, and on its own analysis based on direct observation.

Management is responsible for preparing the financial statements of Itaú Holding and its subsidiary and affiliated companies and for establishing the necessary procedures to ensure the quality of the processes that generate the information used to prepare the financial statements and the financial reports. Management is also responsible for risk control and monitoring and for the supervision of the corporate activities of internal controls.

PricewaterhouseCoopers Auditores Independentes is responsible for auditing the financial statements and for ensuring that they fairly represent, in all material aspects, the financial position of the Conglomerate, in conformity with generally accepted accounting principles, the Brazilian corporate law and the requirements of the Conselho Monetário Nacional, Comissão de Valores Mobiliários, Banco Central do Brasil, Conselho Nacional de Seguros Privados, and Superintendência de Seguros Privados.

Corporate Internal Audit focuses on issues which present the highest risk potential and on the assessment of internal controls and risk management systems, providing to the Committee a critical view from a corporate perspective.

Operational Internal Audits focus on the evaluation of the quality of processes and the remote monitoring of risks.

Committee Activities

The Committee met twice in the second half of 2007 and once again at the end of January and in the beginning of February of 2008. At its latest working session, the Committee analyzed the financial statements as of December 31, 2007 and approved the Audit Committee Report on the activities carried out in the second half of 2007, and this Summary.

During the period, the Audit Committee made its annual self-assessment. This procedure had the purpose of measuring its adherence to the rules issued by Brazilian and US regulatory bodies, as well as to the international best practices regarding the organization and operation of audit committees. It was discussed and approved at the regular meeting held in January and February 2008, and is being submitted to the Board of Directors in its February meeting.

Risk Management System

During the period, the Committee assessed the management of and existing controls over market, liquidity and operational risks.

It followed up the final procedures adopted by management for the implementation of the Operational Risk Management Structure in the Group up to December 2007, as required by the CMN Resolution 3380/06.

It also followed up the project that aims at preparing the Financial Conglomerate to comply with the New Basel Accord requirements.

In the Committee's view, the approach that the Organization has adopted to prepare itself for the use of internal models as provided for by the New Basel Accord is well structured and the modeling and measures adopted to manage risks are, in general, firmly established and properly focused.

Internal Controls System and Compliance with the Legislation, Regulatory Requirements and the Internal Policies and Procedures

The semi-annual reports required by the regulators and prepared by the Internal Audit, based on the Committee of Sponsoring Organizations of the Treadway Comission's (COSO) methodology, concluded that the Internal Controls System of Banco Itaú Holding Financeira S.A. is properly structured to ensure the effective management of the risks, operations and systems that generate financial reports.

The work carried out by the Internal Audit and the reports prepared by the external auditors and by the Legal Compliance did not mention deficiencies in the compliance with the legislation, regulatory requirements and internal policies and procedures that might pose risks to the continuity of Itaú Holding.

In the Audit Committee's view, taking into consideration Management's efforts, Itaú Holding's internal controls system is being continually streamlined. The procedures already implemented as well as those in progress are compatible with the size and complexity of the operations.

External Audit

The Committee has a regular channel of communication with the external auditors to extensively discuss the results of their work and relevant accounting aspects, thus enabling the Committee's members to form a well-based opinion as to the integrity of the financial statements and of the financial reports.

In order to confirm the facts disclosed in this section, the Committee made a formal assessment of the work performed by the external auditors. It examined aspects related to the development of audits, the preparation and delivery of reports, and the independence and relationship of auditors with the Group and the Committee itself. The assessment was approved at the regular meeting of January and February 2008 and is being communicated to the Board of Directors.
Based on this assessment and on information provided by PricewaterhouseCoopers itself, the Committee did not identify any situations that could affect the objectivity and independence of the external auditors.
In the Committee's assessment, the volume and quality of information provided by PricewaterhouseCoopers, which support the opinion on the integrity of the financial statements, is fully satisfactory.

Internal Audit

During this half, the Committee coordinated the strategic and tactical planning of the internal audits. It also performed the annual assessment of the Corporate and Operational Audits. Aspects such as structure, resources, professional development, responsibilities, independence, objectivity, performance of audit work, as well as relationship with the Audit Committee were analyzed and did not bring concerns to the attention of the Committee.

The Committee evaluates the coverage and quality of the work performed by the internal auditors as positive. The results presented during the Committee's work sessions did not bring to its attention the existence of residual risks that could affect the soundness and the continuity of the Organization.

Financial Statements

The Committee analyzed the processes for preparing individual and consolidated balance sheets, notes to the financial statements and financial reports published in conjunction with the consolidated financial statements, as well as discussed the subject with PricewaterhouseCoopers and Management.

An evaluation was also made of the relevant accounting practices used by the Itaú Financial Conglomerate in the preparation of its financial statements. The Committee verified that they are in conformity with generally accepted accounting principles, Brazilian corporate law and the requirements of the Conselho Monetário Nacional, Comissão de Valores Mobiliários, Banco Central do Brasil, Conselho Nacional de Seguros Privados and Superintendência de Seguros Privados.
During this semester, the Committee also examined the accounting practices and the differences indicated in the document "Reconciliation between accounting practices generally adopted in Brazil (BR GAAP) and International Financial Reporting Standards (IFRS) applicable to consolidated stockholders' equity of Banco Itaú Holding Financeira (Itaú Holding) as of December 31, 2006", disclosed in December 2007.

Recommendations

Regular meetings were held with the Chief Executive Officer of Itaú Holding. During those meetings the Committee had the opportunity to present its opinions and points of view concerning different aspects of its activities.

Conclusion

This Committee, based on the activities undertaken since its inception and with due consideration to its responsibilities and to the natural limitations of the scope of its activities, recommends to the Board of Directors the approval of the audited financial statements of Banco Itaú Holding Financeira S.A., as of December 31, 2007.

São Paulo, February 11, 2008.

The Audit Committee

Carlos da Camara Pestana - Chairman

Alcides Lopes Tápias

Gustavo Jorge Laboissière Loyola

Tereza Cristina Grossi Togni – Financial Expert

OPINION OF THE FISCAL COUNCIL

The effective members of the Fiscal Council of BANCO ITAÚ HOLDING FINANCEIRA S.A., having perused the management report and financial statements for the year ended December 31, 2007, have verified the accuracy of all items examined, understanding them to adequately reflect the company's capital structure, financial position and the activities conducted during the period, recommending that they be approved by the company's Board of Directors.

São Paulo, SP, February 11, 2008.

IRAN SIQUEIRA LIMA
President

ALBERTO SOZIN FURUGUEM
Member

MARCOS DE ANDRADE REIS VILLELA
Member